Form 10-K, Exhibit 13
period 1993-12-31
PEOPLES BANCORP INC
filed 1994-03-31
CIK 318300

PAGE 1

INFORMATION NOT PERTINENT TO FORM 10-K.

/PAGE 1


PAGE 2

INFORMATION NOT PERTINENT TO FORM 10-K.

/PAGE 2


PAGE 3

INFORMATION NOT PERTINENT TO FORM 10-K.

/PAGE 3


PAGE 4

INFORMATION NOT PERTINENT TO FORM 10-K.

/PAGE 4

SELECTED FINANCIAL DATA



The information below under the captions "Operating Data", "Balance Sheet Data" and "Per Share Data" for each of the five years in the period ended December 31, 1993 has been derived from the Consolidated Financial Statements of the Corporation.



  			                   1993		     1992	  	   1991	  	   1990   		 1989

                    (dollars in thousands, except ratios and per share data)


Operating Data<F1>
for the year ended:

Total interest income 		$35,311   	$37,707   	$39,151    $39,600	   $37,806
Total interest expense  15,263	    17,887	    22,172	    24,042	    22,732
Net interest income		   20,048  	  19,820	    16,979	    15,558	    15,074
Provision for
 loan losses	           1,592	     2,387	     1,748	     1,475	     1,446
Other income	     		    3,952	     3,514 	    2,924	     2,824	     2,503
Other expenses	  	      15,124	    14,945	    13,547	    12,586	    12,158
Net income	       		    5,071 	    4,550	     3,615	     3,458	     3,173


Balance Sheet Data
at year end:

Total assets         			$465,373  	$468,562  	$424,449	  $412,789  	$396,098
Investments		        	  103,349	   112,556	   99,963	    102,244	   96,716
Net loans		          	  315,305	   285,448 	  273,980	   257,634	   247,135
Total deposits	     		  385,639	   401,623	   375,027	   360,601	   347,148
Term debt and
 capital leases         20,331	    15,506	    6,836	     7,275	     8,043
Stockholders' equity	   42,778	    38,497	    32,414 	   29,567	    27,598


Significant Ratios<F1><F2>
Net income to:

Average total assets	   1.09%	     1.01%	     0.85%	     0.85%    	 0.82%
Average stockholders'
 equity	                11.9	   	  11.8	      11.7	    	 12.0		     11.9
Average stockholders'
 equity to average
 total assets           8.8	   	   7.5	   	   7.3	     	 7.1	       6.9
Average loans to
 average deposits	   	  78.4	    	 70.2    		 71.4	    	 70.6	    	 73.6
Primary capital to
 period end total
 assets             		  10.1		     8.9	    	  8.6	    	  8.2    		  7.9
Dividend payment ratio  29.8     		28.0     		29.2     		28.8     		29.6



Per Share Data<F1><F2><F3>
Net income:

Primary		              	$3.63	    	$3.42    		$2.99	    	$2.84    		$2.57
Fully diluted<F4>    		 3.59	   	  3.17   		  2.60   		  2.46   		  2.25
Cash dividends paid    	1.04		     0.95	 	    0.87	  	   0.82	  	   0.76
Book value at end of
 period	                29.41     	27.63    		26.57    		24.60     	22.55



<F1>	1993 net income and per share information based upon net
income after adjustment for cumulative effect of accounting changes.

<F2>	Adjusted to reflect a 10% stock dividend issued on April 15,
1993.

<F3> Primary shares outstanding
		1993 = 1,398,676
  1992 = 1,331,851
  1991 = 1,208,655
  1990 = 1,220,878
  1989 = 1,231,243

    	Fully diluted shares outstanding
  1993 = 1,420,995
  1992 = 1,469,911
  1991 = 1,477,579
  1990 = 1,501,071
  1989 = 1,521,271

<F4>	Fully diluted net income per share is calculated as if the
Subordinated Convertible Debentures were converted as of the issue date, with a corresponding increase in net income from the after-tax reduction in interest expense.



/PAGE 5



CONSOLIDATED BALANCE SHEET
As of December 31, 1993 and 1992

                                							    1993			           1992


ASSETS
Cash and due from banks (Note 1)		        	$15,275,000	     	$17,427,000
Interest bearing deposits with banks	    		5,998,000        	9,085,000
Federal funds sold                   				 	7,050,000       		29,400,000

Investment securities (fair value
 approximates $108,105,000 and
 $117,571,000 at December 31, 1993
 and 1992, respectively)
 (Notes 1 and 2)		                        	103,349,000	     	112,556,000

Loans (Notes 1, 3 and 11)	              			321,675,000     		291,135,000
Reserve for possible loan losses
 (Notes 1 and 3)	                          (6,370,000)		     (5,687,000)
    Net loans	                        					315,305,000	     	285,448,000

Bank premises and equipment (Notes 1
 and 4)	                                   10,767,000		      8,095,000
Accrued interest	                      				3,254,000	       	3,720,000
Prepaid expenses and other assets	       		4,375,000	       	2,831,000

   Total assets					                       $465,373,000	     $468,562,000



LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
Noninterest bearing			                   		$45,105,000     		$45,713,000
Interest bearing		                      			340,534,000		     355,910,000

Total deposits	                       					385,639,000	     	401,623,000

Short-term borrowings:
Federal funds purchased, Federal Home
  Loan Bank advances, and securities
  sold under repurchase agreements		      	12,260,000      		9,700,000

Term debt (Note 5)	                    				20,331,000      		15,506,000
Accrued expenses and other liabilities		  	4,365,000	       	3,236,000

     Total liabilities			                		422,595,000	     	430,065,000

Commitments (Notes 6 and 7)

Stockholders' equity (Notes 12, 17 and 18):

  Common stock, $1.00 par value,
    2,000,000 shares authorized,
    1,309,491 issued 		                                 					1,309,000
  Capital in excess of par value                       						16,575,000
  Common stock, no par value,
    4,000,000 shares authorized,
    1,509,540 issued	                   			24,290,000
  Retained earnings                  	 				20,012,000	      	21,639,000

	      SUBTOTAL                      						44,302,000	      	39,523,000

  Treasury stock, 55,241 shares in 1993
    and 42,925 shares in 1992, at
    cost		                                	(1,524,000)	      (1,026,000)

        Total stockholders' equity		      	42,778,000      		38,497,000

          Total liabilities and
          stockholders' equity             $465,373,000	     $468,562,000



The accompanying notes are an integral part of the financial statements.


/PAGE 6



CONSOLIDATED STATEMENT OF INCOME
For the three years ended December 31, 1993


                             						  1993		        1992		        1991


INTEREST INCOME:
Interest and fees on loans		         $26,645,000  	$27,788,000	  $28,853,000
Interest and dividends on:
  Obligations of U.S. Government
    and its agencies	             			5,050,000    	5,598,000    	5,345,000
  Obligations of states and
    political subdivisions	        		2,022,000    	2,126,000    	2,151,000
  Other interest income	           		1,594,000    	2,195,000    	2,802,000

      Total interest income		        35,311,000	   37,707,000   	39,151,000

INTEREST EXPENSE:
Interest on deposits	             			13,855,000	   17,186,000   	21,109,000
Interest on short-term borrowings  		203,000      	262,000      	495,000
Interest on term debt	             		1,205,000    	439,000      	568,000

      Total interest expense	      		15,263,000	   17,887,000	   22,172,000


      Net interest income	         		20,048,000   	19,820,000   	16,979,000


Provision for loan losses	         		1,592,000    	2,387,000    	1,748,000

       Net interest income after
         provision for loan losses		 18,456,000   	17,433,000   	15,231,000

OTHER INCOME:
Income from fiduciary activities	    	1,475,000   	1,342,000    	1,304,000
Service charges on deposit accounts  	1,295,000   	964,000      	853,000
Gain on sale of securities        	 		45,000	     	44,000	      	1,000
Other	                            				1,137,000   	1,164,000    	766,000

       Total other income		          	3,952,000   	3,514,000    	2,924,000


OTHER EXPENSES:
Salaries and benefits             				7,429,000   	6,991,000     6,478,000
Net occupancy expense of premises	   	924,000     	834,000      	752,000
Equipment expense                 				1,091,000   	1,152,000    	1,079,000
Insurance	                        				1,057,000   	1,054,000    	923,000
Stationary and other supplies		       543,000	     534,000	      482,000
Taxes other than income taxes		       565,000     	520,000      	468,000
Amortization of excess of cost over
  net assets acquired             			 159,000     	159,000      	186,000
Other	                            				3,356,000   	3,701,000    	3,179,000

       Total other expenses			        15,124,000	  14,945,000	   13,547,000

Income before federal income taxes
  and cumulative effect of
  accounting changes			               7,284,000	   6,002,000    	4,608,000

FEDERAL INCOME TAXES (Note 9):
Current				                          	2,168,000   	1,968,000    	1,062,000
Deferred	                        	 			(269,000)	   (516,000)    	(69,000)
  SUBTOTAL                      						1,899,000	   1,452,000    	993,000

Income before cumulative effect
  of accounting changes	            		5,385,000   	4,550,000    	3,615,000

Cumulative effect of accounting
  changes, net of applicable
  taxes (Notes 8 and 9)	              (314,000)

NET INCOME				                        $5,071,000	  $4,550,000 	  $3,615,000

EARNINGS PER SHARE (Note 10):

Income before cumulative
  effect of accounting changes:
    Primary				                      	$3.85	      	$3.42	       	$2.99
    Assuming full dilution         			$3.81      		$3.17       		$2.60

Cumulative effect of accounting changes:
    Primary	                      				$0.22
    Assuming full dilution	 	        	$0.22

Net income per share:
    Primary	                     			 	$3.63	      	$3.42       		$2.99
    Assuming full dilution	         		$3.59	      	$3.17	       	$2.60

Weighted average number of
  shares outstanding:
    Primary	                      				1,398,676   	1,331,851    	1,208,655
    Assuming full dilution	         		1,420,995    1,469,911    	1,477,579



The accompanying notes are an integral part of the financial statements.



/PAGE 7



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the three years ended December 31, 1993




                                                    Capital in
                             Common Stock	          Excess	       Retained      Treasury
                           Shares	     Amount       of Par        Earnings      Stock	       Total



Balance, January 1, 1991   1,127,606   $1,128,000   $13,449,000   $15,807,000   $(817,000)   $29,567,000

Net income	  				                                                 3,615,000		                3,615,000
Purchase of treasury
  stock,	 2,000 shares		                                                    				(50,000)     (50,000)
Conversion of
  subordinated	debentures
  to common stock 	        18,647     	19,000	      320,000		                                339,000
Cash dividends,
  at a rate of $0.87
  per share					                                                 	(1,057,000)		              (1,057,000)

Balance, December
  31, 1991	  		            1,146,253  	1,147,000   	13,769,000   	18,365,000	   (867,000)    32,414,000

Net income	           					                                       4,550,000                  4,550,000
Purchase of treasury
  stock,	 5,793 shares			                                                       (159,000)    (159,000)
Conversion of
  subordinated	debentures
  to common stock	         163,238    	162,000     	2,806,000				                            2,968,000
Cash dividends,
  at a rate of $0.95
  per share	                                                 					(1,276,000)		              (1,276,000)

Balance, December
  31, 1992		              	1,309,491	  1,309,000  	 16,575,000   	21,639,000	   (1,026,000)  38,497,000

Net income					                                                  	5,071,000		                5,071,000
Purchase of treasury
  stock,	 12,316 shares						                                                   (498,000)    (498,000)
Conversion of
  subordinated	debentures
  to common stock         	73,532     	74,000      	1,144,000				                            1,218,000
10% stock dividend		       126,517	    126,000	     5,062,000    	(5,188,000)
Conversion from $1.00
  par value to no
  par value		                          22,781,000  	(22,781,000)
Cash dividends,
  at a rate of $1.04
  per share					                                                 	(1,510,000)		              (1,510,000)

Balance, December
  31, 1993		               1,509,540  	$24,290,000	  $0		         $20,012,000   $(1,524,000) $42,778,000




The accompanying notes are an integral part of the financial statements.


/PAGE 8



CONSOLIDATED STATEMENT OF CASH FLOWS
For the three years ended December 31, 1993



					                               1993	          1992  	       1991


Cash flows from operating activities:
Net income	  			                    $5,071,000     $4,550,000   	$3,615,000
Adjustments to reconcile net income
  to net cash provided by
  operating activities:
    Provision for loan losses	      1,592,000     	2,387,000    	1,748,000
    Gain on sale of investments    	(45,000)      	(44,000)     	(1,000)
    Depreciation and amortization	  1,584,000     	1,746,000    	1,495,000
    (Increase) decrease in
      interest receivable	         	466,000       	(821,000)    	198,000
    (Increase) decrease in
      interest payable            		(275,000)     	391,000      	342,000
    Deferred income taxes         		(565,000)     	(516,000)    	(69,000)
    Deferral of loan origination
      fees and costs		             	(221,000)     	(172,000)    	(41,000)
    Accrual for postretirement
      benefits                     	867,000
    Other, net                   			(698,000)     	2,045,000    	(1,594,000)

        Net cash provided by
          operating activities	    	7,776,000     	9,566,000    	5,693,000


Cash flows from investing activities:
Net increase in term interest
  bearing deposits with banks
  and federal funds sold			        	7,468,000     	5,409,000    	(3,565,000)
Purchases of investment securities	 (29,260,000)	  (34,685,000)	 (19,134,000)
Proceeds from sales of
  investment securities	           	4,558,000     	72,000       	1,466,000
Proceeds from maturities of
  investment securities	           	33,402,000    	21,323,000   	19,342,000
Net increase in loans	             	(31,166,000)		 (13,617,000) 	(17,929,000)
Expenditures for premises and
  equipment                        	(3,566,000)  		(2,771,000)  	(1,169,000)
Proceeds from sales of other
  real estate owned		               56,000	       	826,000     		30,000

        Net cash applied to
          investing activities		   (18,508,000)	  	(23,443,000) 	(20,959,000)


Cash flows from financing activities:
Net increase (decrease) in
  noninterest-bearing deposits	   	(608,000)      	9,314,000   		(2,028,000)
Net increase (decrease) in
  interest-bearing deposits      		(15,376,000)  		17,282,000  		6,454,000
Net increase (decrease) in
  short-term borrowings          		2,559,000     		1,785,000   		(4,535,000)
Proceeds from long-term debt     		8,000,000	     	12,000,000	  	2,600,000
Payments on long-term debt and
  capital leases	               	 	(1,956,000)   		(360,000)   		(2,700,000)
Cash dividends paid	              	(1,510,000)   		(1,276,000)  	(1,057,000)
Purchase of treasury stock	       	(498,000)     		(159,000)   		(50,000)

        Net cash provided by
          (applied to) financing
          activities	              (9,389,000)   		38,586,000  		8,684,000

        Net increase (decrease)
          in cash and cash
          equivalents            		(20,121,000)  		24,709,000  		(6,582,000)

Cash and cash equivalents at
  beginning of year	              	48,444,000    		23,735,000  		30,317,000

Cash and cash equivalents at
  end of year		                    $28,323,000	   	$48,444,000  	$23,735,000



Supplemental disclosures of cash flow information and non-cash transactions:

Interest paid				                  $15,538,000    	$18,276,000  	$22,514,000
Income taxes paid			               $2,754,000	    	$1,461,000	  	$1,055,000
Conversion of subordinated
  debentures to common stock	     	$1,218,000		    $2,968,000	  	$339,000




The accompanying notes are an integral part of the financial statements.


/PAGE 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SELECTED ACCOUNTING POLICIES:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. Certain amounts in the 1992 and 1991 financial statements have been reclassified to conform to the 1993 presentation.


PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of Peoples Bancorp Inc. (the Corporation) and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.


INCOME RECOGNITION:
The principal areas of operation of the Corporation are reported on the accrual basis of accounting. Subsidiary banks suspend the accrual of interest when, in management's opinion, collection of all or a portion of future interest has become doubtful. When deemed uncollectible, previously accrued and unpaid interest on loans placed on nonaccrual status is charged against the allowance for loan losses or reversed from current year's interest income depending on the year the accrued interest was recorded. Interest is included in income to the extent received only if complete principal recovery is reasonably assured.


INVESTMENT SECURITIES:
Investment securities are stated at cost adjusted for amortization of premium or accretion of discount on the level-yield method. Gain or loss on securities are recorded at the settlement date, which does not differ materially from the trade date, using the specific identification method.

At the time of purchase of a security the subsidiary banks determine if the security will be held in the trading or investment account. The determination is based upon the intended use and the bank's intent and ability to hold to maturity.

At December 31, 1993 and 1992, the subsidiary banks did not maintain trading accounts.


RESERVE FOR POSSIBLE LOAN LOSSES:
The provision for possible loan losses for financial reporting purposes is based upon past experience and an evaluation of potential losses in the current loan portfolio. In management's opinion, the provision is considered sufficient to maintain the loan loss reserve at a level adequate to absorb all anticipated losses existing in the loan portfolios at the balance sheet dates.


BANK PREMISES AND EQUIPMENT:
The cost of Bank premises and equipment is depreciated over the estimated useful lives of the related assets on the straight-line method. Maintenance and repairs are charged to operations as incurred. Additions and betterments are capitalized.

The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of sale or retirement. Any resulting gain or loss is reflected in the consolidated statement of income.


OTHER REAL ESTATE:
Other real estate owned, included in other assets on the consolidated balance sheet, represents properties acquired by the Corporation's subsidiary banks through customers' loan defaults. Real estate is stated at an amount equal to the loan balance prior to foreclosure plus cost incurred for improvements to the property, but not more than the fair value less estimated costs to sell the property.


EXCESS OF COST OVER NET ASSETS ACQUIRED:
The excess of cost over net assets of subsidiary banks acquired is being amortized over a ten to twenty-year period using the straight-line and sum-of-the-months digits methods.


CONSOLIDATED STATEMENT OF CASH FLOWS:
Cash and cash equivalents include cash and amounts due from banks, interest bearing deposits with banks and federal funds sold, all with original maturities of ninety days or less. These balances at December 31, 1993, 1992 and 1991 are as follows:


                        						1993 	         	1992 	        	1991


Cash and due from banks		    	$15,275,000    	$17,427,000   	$14,632,000
Interest bearing deposits
  with banks		                5,998,000      	5,117,000     	1,103,000
Federal funds sold	        			7,050,000      	25,900,000    	8,000,000

      TOTAL             						$28,323,000	    $48,444,000   	$23,735,000



/PAGE 10

FAIR VALUES OF FINANCIAL INSTRUMENTS:
The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments in accordance with Statement of Financial
Accounting Standards No. 107:



CASH AND DUE FROM BANKS, INTEREST BEARING DEPOSITS WITH BANKS,
AND FEDERAL FUNDS SOLD: The carrying amounts reported in the balance sheet for these captions approximate those assets' fair values.


INVESTMENT SECURITIES: Fair values for investment securities are based on quoted market prices, where available. If quoted market price is not available, fair value is estimated using quoted market prices of comparable securities.


LOANS: For performing variable rate loans that reprice frequently and performing demand loans, with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial and consumer loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Fair value for significant nonperforming loans is based on either the estimated fair value of underlying collateral or estimated cash flows discounted at a rate commensurate with the risk. Assumptions regarding credit risk, cash flows, and discount rates are determined using available market information and specific borrower information.


DEPOSITS: The carrying amounts of demand deposits, savings accounts and certain money market deposits approximate fair value. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The carrying value and fair value of interest-bearing deposits were $340,534,000 and $343,977,000, and $355,910,000 and $361,317,000 at December 31, 1993 and 1992,
respectively.

SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased, securities sold under repurchase agreements approximate their fair values.


TERM DEBT: Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The carrying amounts of term debt approximate their fair value.


LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.



2.  INVESTMENTS SECURITIES:

The carrying values and estimated fair values of investments are as follows:





                  							Gross   		     Gross
                    					Carrying      	Unrealized 	  Unrealized 	Fair
				                    	Value 	       	Gains 	      	Losses 	   	Value

DECEMBER 31, 1993


Obligations of
  U.S. Government	       $48,790,000   	$2,244,000   	$(12,000)  	$51,022,000
Obligations of U.S.
  Government agencies	  	4,809,000     	56,000	      	(3,000)   		4,862,000
Government
  mortgage-backed
  securities		         		13,589,000    	149,000	      (17,000)   	13,721,000
Obligations of states
  and political
  subdivisions		         26,183,000    	1,648,000	   	            27,831,000
Other bonds and
  securities		           9,978,000	     701,000	      (10,000)	   10,669,000

     TOTALS         					$103,349,000  	$4,798,000   	$(42,000)  	$108,105,000


DECEMBER 31, 1992

Obligations of U.S.
  Government	            $60,317,000   	$3,034,000   	$(6,000)   	$63,345,000
Obligations of U.S.
  Government agencies	  	915,000       	43,000				                958,000
Government
  mortgage-backed
  securities         				10,163,000    	222,000      	(73,000)   	10,312,000
Obligations of states
  and political
  subdivisions         		31,284,000    	1,534,000    	(33,000)    32,785,000
Other bonds and
  securities	           	9,877,000     	339,000      	(45,000)   	10,171,000

    TOTALS          					$112,556,000  	$5,172,000   	$(157,000) 	$117,571,000




/PAGE 11

The carrying value and estimated fair value of debt securities at December 31, 1993, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                      							Carrying 	     	Fair
                                      							Value	        		Value


Due in one year or less				                  $20,004,000		   $20,406,000
Due after one year through five years		     	53,621,000	    	56,538,000
Due after five years through ten years		    	13,367,000	    	14,189,000
Due after ten years		 		                    	6,533,000 	    	7,120,000
Government mortgage-backed securities		      9,824,000	     	9,852,000

          TOTALS                      							$103,349,000	  	$108,105,000




Proceeds from sales of investments in debt securities during 1993, 1992 and 1991 were $4,558,000, $0 and $501,000, respectively. Gross gains of $45,000, $0 and $1,000 were realized during 1993, 1992 and 1991, respectively.

As of December 31, 1993 and 1992, investment securities having a par value of $42,985,000 and $55,840,000, respectively were pledged to collateralize government and trust department deposits in accordance with federal and state requirements.

The Financial Accounting Standards Board has issued Statement on Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The requirements of SFAS No. 115 are effective for fiscal years beginning after December 15, 1993. SFAS No. 115 requires that debt and equity securities be classified in three categories and accounted for as follows:

            1.	Debt securities that the Corporation has the
positive intent to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

            2.	Debt and equity securities that are bought and
held principally for the purpose of selling them in the near
term are classified as 	trading securities and reported at fair
value, with unrealized gains and losses included in earnings.

            3.	Debt and equity securities not classified as
either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Corporation will adopt this accounting standard effective January 1, 1994. The effect of this change in accounting principle will result in an unrealized holding gain, net of tax effect, of approximately $485,000, for securities classified as available-for-sale and will be reflected as a separate component of stockholders' equity. It is anticipated the adoption of this accounting standard will have no impact on 1994 earnings.




3.  LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:

Loans are comprised of the following at December 31:



                                							1993           			 1992
                                       Carrying           Carrying
                               	 						Value           		 Value


Commercial	                       					$47,299,000	      	$40,253,000
Real estate, construction			          	3,391,000	        	1,965,000
Real estate, mortgage				             	189,866,000	      	176,119,000
Consumer		 		                        		81,119,000	       	72,798,000

							TOTALS                          $321,675,000     		$291,135,000




/PAGE 12

Activity in the reserve for loan losses is summarized as follows:




                                						1993        		1992	        	1991


Balance, beginning of year	         		$5,687,000   	$4,273,000   	$4,068,000
Provision for loan losses	          		1,592,000    	2,387,000	    1,748,000
Reserve of acquired branch					                     721,000
Losses charged to the reserve,
     net of recoveries of
     $294,000, $623,000 and
     $476,000, respectively	        		(909,000)    	(1,694,000)  	(1,561,000)

Balance, end of year			              	$6,370,000   	$5,687,000   	$4,273,000



The fair value of net loans at December 31, 1993 and 1992 was $322,670,000 and 294,732,000, respectively.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). The statement applies to financial statements for fiscal years beginning after December 15, 1994, and requires that certain impaired loans be recorded at either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral for collateral dependent loans. The effect of adopting this statement is unknown at the present time.



4.   BANK PREMISES AND EQUIPMENT:

The cost of Bank premises and equipment and the related accumulated depreciation as of December 31, 1993 and 1992 are summarized as follows:


                                 	 					 	1993 		        	1992


Land						                               	$1,069,000	    	$1,069,000
Building and premises	                				10,329,000	    	8,264,000
Furniture, fixtures and equipment	 	     	6,037,000	     	5,774,000

						SUBTOTAL                           	17,435,000    		15,107,000

  Accumulated depreciation	           	 		6,668,000    	 	7,012,000

Net book value	                       				$10,767,000	   	$8,095,000


Depreciation expense was $906,000, $798,000 and $759,000 for the years ended December 31, 1993, 1992 and 1991, respectively.



5.   TERM DEBT:

Term debt consisted of the following at December 31:




                                      							1993          			1992
                                      							Carrying       		Carrying
                                      							Value         			Value


Term note payable, at prime
  (6% at December 31, 1993)	    		            $2,080,000	     	$2,340,000
Convertible Subordinated Debenture,
  7-3/4% due May 1, 2006							                                1,234,000
Federal Home Loan Bank advances,
  bearing interest at rates ranging
  from 4.15% to 6.75%	                     			18,251,000     		11,932,000

							TOTALS                                 $20,331,000    		$15,506,000




The Term Note payable is due on June 30, 1994, with interest payable quarterly. The Note Agreement is collateralized by all of the common stock of a consolidated subsidiary and places certain restrictive covenants on the Corporation, including the maintenance of tangible net worth equal to the greater of 6% of total assets or $27,922,000, and the incurrence of additional indebtedness.

The Subordinated Debentures were convertible at any time prior to maturity at $16.53 per share. The Debentures were redeemable at the option of the Corporation at any time on or after May 1, 1989, at various redemption prices declining to par at May 1, 1996. During 1992 the Corporation redeemed 50% of the outstanding Debentures for 103.1% of the principal amount. During 1993 the Corporation redeemed the remaining debentures at a price of 102.325%.


/PAGE 13

Federal Home Loan Bank (FHLB) advances consist of various borrowings with maturities ranging from 10 to 15 years. The advances are collateralized by the Corporation's real estate mortgage portfolio and all of the FHLB common stock owned by the banking subsidiaries. The most restrictive requirement of the debt agreement requires the Corporation to provide real estate mortgage loans as collateral at an amount not less than 150% of advances outstanding.

The aggregate minimum annual retirements of term debt in the next five years are as follows:

1994				      	$3,754,000
1995					      1,772,000
1996				      	1,875,000
1997				      	1,744,000
1998	      				1,675,000
Thereafter		 		9,511,000

     TOTAL					$20,331,000



6.   COMMITMENTS:

The Corporation leases a banking facility and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from two to ten years. The future minimum rental payments required under operating leases are as follows:

Year Ending 							             	Operating
December 31, 								            Leases

1994								                    	$58,000
1995									                    5,000
1996									                    6,000
1997									                    6,000
1998	                    								6,000
Thereafter	 							              14,000
Total minimum lease payments					$105,000


Rent expense amounted to $149,000, $224,000 and $225,000 in 1993, 1992 and 1991, respectively.



7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Corporation is party to financial instruments with off-balance-sheet risk necessary to meet the financing needs of customers. These financial instruments include loan commitments, standby letters of credit, and unused credit card limits. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and unused credit card limits is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The total amounts of financial instruments with off-balance-sheet risk are as follows:






                   						               1993 	                  1992
                             			Contract	     Fair		    Contract	    Fair
                           					Amount	       Value		   Amount	      Value


Financial instruments whose
  contract amounts represent
  credit risk:
    Loan commitments			         $24,895,000  	$62,000  	$25,896,000 	$32,000
    Standby letters of credit	  2,132,000	    27,000	  	5,146,000   	26,000
    Unused credit card limits		 11,872,000	   N/A		     9,755,000	   N/A




Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. The credit



/PAGE 14
risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. The Corporation's average commitment for credit card loans is $2,075. As a result, collateral is not required on credit card loans.

The Corporation's lending is primarily focused in the local southeastern Ohio market and consists principally of single-family residential mortgages. The Corporation's largest group of business loans consist of Automobile Dealer Floor Plans, which totaled $13,782,000 and $10,526,000 at December 31, 1993 and 1992, respectively. It is the Corporation's policy to obtain the underlying inventory as collateral on these loans. The Corporation does not extend credit to any single borrower or group of related borrowers in excess of $6,889,000, the legal lending limit.



8.    EMPLOYEE BENEFIT PLANS:

The Corporation has a noncontributory pension plan which covers substantially all employees. The plan provides benefits based on an employee's years of service and compensation. The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting.

Net pension cost for 1993, 1992 and 1991 included the following components:


<CPATION>


                                 	 						1993       		1992       		1991


Service cost-benefits earned during
  the year	                              $243,000    	$201,000     $197,000
Interest cost on projected benefit
  obligations                          		388,000     	370,000     	367,000
Actual return on plan assets				         (411,000)	   (405,000)	   (421,000)
Net amortization and deferral of
  initial transition credit and
  subsequent gains and losses	          	(11,000)	    (29,000)    	24,000

       Net pension cost            		 			$209,000    	$137,000    	$167,000


The funded status of the plan and accrued pension cost recognized at December 31, 1993 and 1992 were as follows:




                                      	 							1993         			1992


Actuarial present value of benefit obligations:
    Vested benefits				                   	   	$4,479,000	    	$3,857,000
    Nonvested benefits	                  	 				155,000      	 	109,000
Accumulated benefit obligation				             4,634,000	     	3,966,000
Impact of future salary increases         		 		873,000	       	967,000
Projected benefit obligation				              	5,507,000	     	4,933,000
Plan assets at fair value, primarily
  U.S. Government obligations, and
  collective investment stock and
  bond funds	                            						5,026,000	     	4,856,000
Projected benefit obligations in
  excess of plan assets                      		(481,000)     		(77,000)
Items not recognized in income:
    Unrecognized prior service cost        				(78,000)      		(86,000)
    Unrecognized net gain from past
      experience different from that
      assumed and effects of changes
      in assumptions				                       (211,000)	     	(396,000)
Initial transition credit which is
  being amortized over 21 years		          				(66,000)      		(68,000)

     Accrued pension cost included in other
        liabilities                           	$(836,000)    		$(627,000)


Assumptions used for the plan at
December 31, 1993 and 1992 are
as follows:

Discount rate                           							7.25%        			8.00%
Rate of increase in compensation levels     			4.50%        			5.50%
Long-term rate of return on assets				         8.50%		        	8.50%



Prior to 1992, the Corporation maintained an informal contributory health care and life insurance benefits program for substantially all employees and retirees. During 1992, this Plan was amended to provide these benefits only to existing retirees and their dependents at increased contributory levels. Prior to 1993, the Corporation accounted for the costs of providing these benefits as the health care costs were incurred and premiums were paid. The Corporation's cost of providing these benefits to retirees was approximately $90,000 in 1992.



/PAGE 15

On January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106) which requires the accrual of the expected costs of providing postretirement benefits during the period of employee service. The Corporation has recognized the cumulative effect of its transition obligation of $884,000 ($583,000, net of tax) as of January 1, 1993. The net periodic postretirement benefit cost for 1993 was $74,000. The net postretirement benefit liability was $867,000 at December 31, 1993. The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993 was 7.25%. The assumed health care costs trend rate used in measuring the accumulated benefit obligation at December 31, 1993 was 11%, grading down 1% per year to an ultimate rate of 5%.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 112, "Employer's Accounting for Postemployment Benefits" (SFAS No. 112), which requires accrual accounting for benefits provided to former or inactive employees after employment, but before retirement. The requirements of SFAS No. 112 are effective for fiscal years beginning after December 15, 1993. The Corporation anticipates that the adoption of this accounting standard will not have a material impact on the Corporation's financial position or results of operations.




9.   FEDERAL INCOME TAX EXPENSE:

The Corporation and its banking affiliates file a consolidated federal income tax return and income tax expense is allocated among all companies based upon their federal taxable income or loss and tax credits.

On January 1, 1993 the Corporation adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are recognized at prevailing tax rates for temporary differences between financial statement and income tax bases of assets and liabilities. The Corporation has recognized the cumulative effect of this change in accounting of $269,000 as an increase in income in 1993.

The effective federal income tax rate in the consolidated statement of income is less than the statutory corporate tax rate due to the following:




                                      								    December 31
                                   							1993      		1992       		1991


Statutory corporate tax rate		          		34.0%	     	34.0%      		34.0%
Differences in rate resulting from:
   Interest on obligations of state
      and political subdivisions	       		(7.9)	     	(10.2)     		(13.5)
Other	                                      	 	 						0.4       	 	1.0

	      TOTALS                       						26.1%     		24.2%      		21.5%



Deferred federal income tax expense arises from timing differences in the recognition of revenue and expense for financial reporting and tax purposes. The source of those differences and the tax effects of each are as follows:



Difference in tax and book provision for
   loan losses		  	                                   $(303,000)  	$(64,000)
Deferral of nonrefundable loan fees for book	         (59,000)    	14,000
Other	                                       	 							(154,000)   	(19,000)

    TOTALS                                    								$(516,000) 	 $(69,000)


The related federal income tax expense (benefit) on securities transactions approximated $15,000 in 1993, $13,000 in 1992 and $0 in 1991.


/PAGE 16

The components of the net deferred tax asset were as follows:


                                 							  	December 31	  	January 1
                                    							1993 	         1993


Deferred tax assets arising from:
   Loan loss reserve				                 		$1,427,000	   	$1,175,000
   Pension expense	                  	 				317,000     	 	246,000
   Postretirement benefits other
      than pensions                    		 	297,000
   Deferred loan fees and costs	 			       289,000      		268,000
   Other 			                           				242,000      		211,000

          Total deferred tax asset		  	   	2,572,000	    	1,900,000


Deferred tax liabilities arising from:
   Depreciation	                     						367,000      		305,000
   Other	                           	 					153,000	       107,000

          Total deferred tax liabilities			520,000	      	412,000

               Net deferred tax assets		   $2,052,000	   	$1,488,000




The Corporation has not recorded a valuation allowance, as the deferred tax assets are presently considered to be realizable upon the level of anticipated future taxable income. Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in the enacted tax rates or by unexpected adverse events that would impact management's conclusions as to the ultimate realizability of deferred tax assets.



10.    EARNINGS PER SHARE:

Fully-diluted earnings per share are calculated as if the Subordinated Debentures were converted as of the issue date, with a corresponding increase in net income from the after-tax reduction in interest expense. For purposes of the primary and fully-diluted earnings per share calculation, options granted under the 1993 stock option plan are considered common stock equivalents.



11.	RELATED PARTY TRANSACTIONS:

In the normal course of its business, the subsidiary banks have granted loans to certain executive officers and directors and their interests. The following is an analysis of activity of related party loans for the year ended December 31, 1993:


Balance, January 1, 1993		  		$7,905,000
New loans             						  11,191,000
Repayments						              (9,481,000)
                             ------------
Balance, December 31, 1993				$9,615,000


Such amounts do not include loans to members of immediate families other than spouses of persons who are executive officers or directors.



12.	REGULATORY MATTERS:

The payment of dividends by banking subsidiaries is subject to various Regulatory restrictions. Laws provide that dividends in any calendar year generally shall not exceed the total net profits of that year plus the retained net profits of the preceding two years. As of December 31, 1993 approximately $7,700,000 of retained earnings of the banking subsidiaries were available for the payment of dividends to the parent corporation.

The Corporation's banking subsidiaries are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1993 the banking subsidiaries are required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively. The banking subsidiaries' actual ratios at that date were in excess of these stated minimums.



13.	FEDERAL RESERVE REQUIREMENTS:

The Federal Reserve requires that certain average reserve balances be maintained in the subsidiary banks' cash and due from banks account. The Reserve requirement is calculated on a percentage of total deposit liabilities and amounted to $5,010,000 and $4,834,000 at December 31, 1993 and 1992,
respectively.

/PAGE 17

14.	BRANCH ACQUISITIONS:

During 1992, the Corporation acquired approximately $32 million of assets and assumed $32 million of deposit and other liabilities from two unaffiliated institutions.



15.	STOCK DIVIDEND:

On January 25, 1993, the Corporation declared a ten percent
stock dividend issued on April 15, 1993 to shareholders of
record as of April 1, 1993. All per share information in the
accompanying consolidated financial 	statements has been
adjusted to give retroactive effect to the stock 		dividend.




16.	STOCK OPTIONS:

The Corporation is authorized under provisions of the 1993 Stock
Option Plan to grant options to purchase 110,000 shares of the
Corporation's Common Stock to key employees and directors at a price not less than the fair market value of the shares on the
dates the options are granted.  	Options granted  may be either
"Incentive Options" or "Non-qualified Options" as defined by the Internal Revenue Code.

During 1993 the Corporation granted 8,050 non-qualified options at $41.00 per share and 19,000 incentive options at $35.00 per share. All of these options were outstanding as of December 31, 1993.



17.	STOCKHOLDERS' EQUITY:

During 1993 the stockholders of the Corporation approved a plan which provided for, among other things, the change in the Corporation's state of incorporation from Delaware to Ohio, and an increase in the authorized number of shares from 2,000,000 common shares, $1.00 par value, to 4,000,000 common shares, without par value. Common stock and capital in excess of par value have been combined and presented as a single caption on the accompanying consolidated balance sheet at December 31, 1993.




18. 	PARENT COMPANY ONLY FINANCIAL INFORMATION:




BALANCE SHEET, DECEMBER 31


                                           						 	1993 	       	1992


Assets:
   Cash					                                	     	$128,000    		$320,000
   Receivable due from subsidiary	               		1,606,000   		1,765,000
   Short-term and other investments			             569,000     		569,000
   Capital note receivable due from subsidiary			  3,000,000
   Investments in subsidiaries, at equity		        38,269,000	  	37,771,000
   Excess cost over net assets acquired			         1,241,000   		1,378,000
   Subordinated debenture costs, net
     of amortization				                                         84,000
   Other                                    		 				599,000    	 	634,000

         Total assets                         					$45,412,000 		$42,521,000

Liabilities:
   Accrued interest payable and accrued expenses 		$147,000    		$121,000
   Dividends payable                          					407,000	     	329,000
   Term debt (Note 5)                          				2,080,000	   	3,574,000

         Total liabilities		                     		2,634,000  	 	4,024,000

Stockholders' equity	                          				42,778,000  		38,497,000

Total liabilities and stockholders'equity		      	 $45,412,000 		$42,521,000





/PAGE 18






Statement of Income
Year Ended December 31,

                         			        1993		         1992 		        1991


INCOME:
   Dividends from subsidiaries	     $5,130,000   	 $1,810,000    	$1,615,000
   Interest ($40,000, $55,000
     and $85,000 from
     subsidiaries, respectively)		  58,000       		60,000       		100,000
   Management fees from
     subsidiaries                 		770,000      		698,000       	455,000
   Other	                      	 			110,000      		39,000

        Total income            				6,068,000     	2,607,000     	2,170,000

EXPENSES:
   Interest	                    				169,000      		333,000       	568,000
   Salaries and benefits		         	848,000	      	660,000	       391,000
   Other		 			                      709,000	      	630,000       	480,000

         Total expenses          			1,726,000     	1,623,000     	1,439,000

         Income before federal
           income taxes and equity
           in undistributed
           earnings of
           subsidiaries	          		4,342,000     	984,000       	731,000

Applicable income tax benefit	    		231,000      		237,000       	251,000

Equity in undistributed earnings
  of subsidiaries	                  498,000      		3,329,000     	2,633,000

NET INCOME                     					$5,071,000	    $4,550,000    	$3,615,000



STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,

Cash flows from operating activities:
   Net income                  					$5,071,000    	$4,550,000    	$3,615,000
   Adjustments to reconcile net
    income to cash provided
    by operations:
      Amortization and depreciation	265,000      		281,000       	221,000
      Equity in undistributed
        earnings of subsidiaries	 		(498,000)      (3,329,000)	   (2,633,000)
      Other, net	                			115,000      		(159,000)    	 187,000

         Net cash provided by
           operating activities	   	4,953,000	     1,343,000	     1,390,000


Cash flows from investing activities:
   Net decrease in short-term
     investments	                               			40,000       		1,834,000
   Purchase of investment securities	           			(50,000)      	(112,000)
   Expenditures for premises and
     equipment		                    (20,000)	     	(4,000)       	(67,000)
   Proceeds from sale of
     premises to subsidiary	                     		362,000
   Purchase of capital
     note receivable
     due from subsidiary         			(3,000,000)

          Net cash provided by
            investing activities		  (3,020,000)	   348,000	       1,655,000


Cash flows from financing activities:
   Cash dividends paid	           		(1,510,000)   	(1,276,000)	   (1,057,000)
   Proceeds from long-term debt						                            	2,600,000
   Payments on long-term debt and
     capital leases	                (276,000)	     (292,000)  	   (2,700,000)
   Purchase of treasury stock	    		(498,000)     	(159,000)     	(50,000)
   Change in receivable
     from subsidiary	              	159,000	      	(184,000)      (1,581,000)

         Net cash used in
           financing activities		   (2,125,000)  	 (1,911,000)   	(2,788,000)

         Net (decrease) increase
           in cash                		(192,000)     	(220,000)	     257,000

Cash at the beginning of the year		 320,000	 	     540,000	       283,000

         Cash at the end of
           the year			              $128,000	     	$320,000      	$540,000



The parent company paid interest totaling $185,000, $371,000 and $572,000 during the years ended December 31, 1993, 1992 and 1991, respectively.

The Corporation's investment in subsidiaries is reflected at an amount equivalent to the underlying fair value of the subsidiaries at the date of acquisition adjusted to reflect the changes in equity of such subsidiaries since acquisition. Stockholders' equity reflected in the Parent Company Only balance sheet includes undistributed earnings of subsidiaries which are restricted from transfer to the Corporation in the form of dividends. Such amounts approximated $16,300,000 and $16,000,000 at December 31, 1993 and 1992, respectively.


/PAGE 19

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF PEOPLES BANCORP INC.

We have audited the accompanying consolidated balance sheets of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1993 and 1992 and the consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1993 and 1992 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 8 and 9 to the consolidated financial statements, the Corporation changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1993.



                                  	COOPERS & LYBRAND
                            							Coopers & Lybrand


Columbus, Ohio
January 28, 1994



/PAGE 20

COMMON STOCK

MARKET FOR COMMON STOCK AND DIVIDENDS

Prior to 1993, the Corporation's Common Stock was traded on a limited basis in the over-the-counter market. On February 9, 1993, the Corporation commenced trading on the Nasdaq National Stock Market (National Association of Securities Dealers Automated Quotation). Nasdaq provides brokers and others with immediate access to the best stock price for the Corporation and thousands of other companies across the world. The Corporation can be found under the symbol PEBO.

To the best knowledge of the Corporation, during 1993, approximately 130,000 shares were traded. The following table sets forth for the indicated periods the high and low bid quotations for, and the cash dividends declared, with respect to the Corporation's Common Stock.

Prior to 1993, the bid quotations were obtained from the three securities dealers which made a market in the Corporation's Common Stock. These quotations are inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions. Currently seven companies serve as market makers on the Nasdaq National Stock Market. Market prices since February, 1993, have been obtained directly from the Nasdaq quotation system. The bid quotations and per share dividends have been adjusted for a 10% stock dividend issued on April 15, 1993. Peoples Bancorp had 1,107 shareholders at December 31, 1993.




QUARTERLY MARKET AND DIVIDEND INFORMATION



                                       	  								PER SHARE
	                                  						High Bid 	Low Bid   	Dividend


1993
Fourth Quarter				                      	$44.00	  	$39.00   		$.28
Third Quarter                      						46.50   		38.00    		.26
Second Quarter                      					47.00   		35.00	    	.26
First Quarter	                     	 				49.09	   	34.55	    	.24


1992
Fourth Quarter	                     			 	$40.00  		$33.64	    	$.24
Third Quarter						                      37.27	    30.00	     	.24
Second Quarter			                      		32.73	   	25.91	     	.24
First Quarter	                      					27.27   		24.55     		.24


1991
Fourth Quarter                      					$28.18  		$24.55    		$.22
Third Quarter                      						26.36   		21.82     		.22
Second Quarter                      					22.73	   	20.91     		.22
First Quarter              	        					22.50	   	20.45	     	.22



The Corporation and its predecessor have paid cash dividends on its Common Stock for over 37 consecutive years and have increased the annual dividend in each of the last 28 years. The
Corporation plans to continue to pay quarterly cash dividends.

Cash dividends are subject to certain restrictions as described in Note 12 to the audited financial statements.


THE ANNUAL MEETING OF STOCKHOLDERS OF PEOPLES BANCORP INC. WILL
BE HELD TUESDAY, APRIL 5, 1994 AT 10:00 A.M. IN THE PEOPLES BANK
CONFERENCE ROOM, 235 SECOND STREET, MARIETTA, OHIO. STOCKHOLDERS
ARE CORDIALLY INVITED TO ATTEND.

ON WRITTEN REQUEST, A COPY OF OUR ANNUAL REPORT TO THE
SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K IS AVAILABLE TO
INTERESTED STOCKHOLDERS. REQUESTS SHOULD BE ADDRESSED TO RUTH
OTTO, SECRETARY, PEOPLES BANCORP INC., P.O. BOX 738, MARIETTA,
OHIO 45750.


/PAGE 21




AVERAGE BALANCES AND ANALYSIS OF NET INTEREST INCOME



                                          					(dollars in thousands)
                           1993 		                      1992 		                    	  1991
                              Average                       Average                     Average
                Average	  Income/	  Yield/	 Average	   Income/	   Yield/	 Average 	 Income/   Yield/
                Balance 	 Expense 	 Rate 	  Balance 	  Expense 	  Rate    Balance 	 Expense  	Rate


Securities:
Taxable	        $79,086	  $5,959	   7.5%	   $81,607	   $6,378	    7.8%	   $73,506	  $6,154	   8.4%
Nontaxable<F1>	 26,895	   2,608   	 9.7%	   29,363	    2,874	     9.8%	   29,323	   2,959	    10.1%

  Total	        105,981	  8,567   	 8.1%   	110,970    9,252	     8.3%   	102,829	  9,113	    8.9%

Loans:
Commercial     	45,024   	3,590    	8.0%   	40,250    	3,543     	8.8%   	39,941	   4,087	    10.2%
Real estate	    184,014  	15,319   	8.3%	   178,025   	16,415    	9.2%   	158,757	  16,928	   10.7%
Consumer (net) 	77,244   	7,736    	10.0%	  72,758    	7,830     	10.8%  	71,515	   7,838	    11.0%
Valuation
  reserve      	(6,095)		                   (5,298)	 	                    (945)
     Total	     300,187	  26,645	   8.9%	   285,735	   27,788	    9.7%	   266,268	  28,853	   10.8%

Money Market:
Interest-bearing
  deposits	     8,562	    209	      2.4%	   6,894	     452	       6.6%	   8,349	    573	      6.9%
Federal funds
  sold	         17,706	   623	      3.5%	   21,462	    1,035	     4.8%	   18,687	   1,420	    7.6%
     Total	     26,268	   832	      3.2%	   28,356     1,487      5.2%	   27,036	   1,993	    7.4%

Total earning
  assets	       432,436	  36,044	   8.3%	   425,061	   38,527	    9.1%	   396,133	  39,959	   10.1%

Other assets	   32,580			                   27,263			                     27,290

     Total
       assets   $465,016			                 $452,324			                   $423,423

Deposits:
Savings	        $72,999	  2,107	    2.9%	   $61,660	   2,195	     3.6%	   $48,085	  2,339	    4.9%
Interest-bearing
  demand
  deposits	     80,100	   1,998	    2.5%	   73,830    	2,310     	3.1%   	64,534	   3,094	    4.8%
Time	           196,374  	9,750     5.0%   	224,898   	12,681	    5.6%	   225,648	  15,676	   6.9%
    Total	      349,473	  13,855	   4.0%	   360,388    17,186     4.8%	   338,267	  21,109	   6.2%

Borrowed Funds:
Short term	     9,186	    203	      2.2%	   9,398     	262       	2.8%   	9,436	    495	      5.2%
Long term	      19,611	   1,205   	 6.1%	   6,549    	 439      	 6.7%  	 7,101	    568	      8.0%
Total	          28,797  	 1,408   	 4.9%  	 15,947   	 701      	 4.4%	   16,537	   1,063	    6.4%

  Total interest
    bearing
    liabilities	378,270	  15,263	   4.0%	   376,335   	17,887	    4.8%	   354,804	  22,172	   6.2%

Noninterest
  bearing
  deposits	     41,621			                   38,403			                     34,443

Other
  liabilities	  4,320			                    3,485			                      3,302

Total
  liabilities  	424,211			                  418,223		                    	392,549

Stockholders'
  equity	       40,805			                   34,101			                     30,874

Total
  liabilities and
  stockholders'
  equity	       $465,016		 	                $452,324			                   $423,423

Interest rate
  spread		               $20,781    4.4%		             $20,640	   4.4%		  $17,787	                     3.9%

Interest revenue/
  earning assets			                 8.3%			                       9.1%                                 10.1%

Interest expense/
  earning assets                			 3.5%			                       4.2%			                              5.6%

Net yield on
  earnings assets	                	 4.8%		                      	 4.9%	      		                        4.5%



<F1>  Computed on a fully tax equivalent basis by dividing
nontaxable income by 66% and reducing the result by the municipal interest limitation. The interest income was increased by $733,000, $820,000 and $808,000 for 1993, 1992 and 1991,
respectively.

<F2>  Nonaccrual loans are included in the average balances
listed. Related income on nonaccrual loans through the date the loan was put on accrual status is included in loan income. As of December 31, 1993, 1992 and 1991, nonaccrual loans outstanding were $1,416,000, $1,279,000 and $1,301,000, respectively.

<F3>  Loan fees included in income for 1993, 1992 and 1991 were
$558,000, $512,000, and $244,000, respectively.



/PAGE 22


PAGE 23





RATE VOLUME ANALYSIS/MATURITIES TABLES

Rate Volume Analysis

                                    (dollars in thousands)

                    Change in
                Income/Expense<F1>	      Rate Effect	             Volume Effect

              1993    1992	  1991	    1993	    1992	   1991	     1993	     1992	  1991



Investment
 income:
  Taxable	    $(419) 	$224 	 $(50)   	$(225)  	$(447) 	$(145)    $(194)	 $671 	   $95
  Nontaxable  (266)   (85)   (7)      (26)	    (89)	   (87)      (240)	 	4	       80
    Total	    (685)	  139	   (57)	    (251)	   (536)	  (232)     (434)	 	675	 	   175

Loan income:
  Commercial		47	     (544)		(325)  	 (351)	   (575)	  (365)     398		   31		     40
  Real estate (1,096)	(513)		1,138	   (1,634)	 (2,485)	136		     538		   1,972	   1,002
  Consumer	   (94)	   (8)	   (992)	   (561) 	  (144)   (1,283)	 	467	 	  136	     291
     Total 	  (1,143)	(1,065)(179)	   (2,546)	 (3,204)	(1,512)		 1,403		 2,139	   1,333

Money market
  funds	      (655)	  (506)	 (239)	   (583)	   (599)	  (139)	    (72)	   93	      (100

Total interest
  income	     (2,483)	(1,432)(475)	   (3,380)	 (4,339)	(1,883)		 897		   2,907	   1,408

Interest expense:
  Savings	    (88)	   (144)		39	      (454)	   (714)	  (138)		   366		   570		    177
  Interest-
    bearing
    demand
    deposits	 (312)	  (784)	 (501)	   (496)	   (1,192)	(683)		   184		   408		    182
  Time	       (2,931)	(2,995)(1,058)	 (1,422)	 (2,943)	(1,865)	  (1,509)	(52)		   807
  Short-term
    borrowings(59)	   (233)	 (250)	   (53)	    (231)	  (209)	    (6)	    (2)	     (41)
  Long-term
    borrowings	766	   (129)	 (100)	   (40)	    (87)	   (74)	    	806	    (42)		   (26)

Total interest
  expense	     (2,624)(4,285)(1,870)	 (2,465) 	(5,167)	(2,969)	  (159)		 882		    1,099

               $141	  $2,853	$1,395	  $(915)	  $828	   $1,086		  $1,056	 $2,025   $309


<F1>  The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each.





LOAN MATURITIES

                                         Due In
                             Due in      One Year     Due
                            	One Year 	  Through      After
                             or Less	    Five Years	  Five Years   Total
LOAN TYPE:

Commercial loans:
  Fixed   	                  $2,611	     $1,500 	     $3,009      	$7,120
  Variable	                	 27,047	     3,244	       9,888	       40,179
      SUBTOTAL               29,658	     4,744	       12,897	      47,299

Real estate loans:
  Fixed	                    	56	         5,174	       46,129      	51,359
  Variable	                 	527        	7,703       	133,668     	141,898
      SUBTOTAL               583	        12,877      	179,797     	193,257

Consumer loans:
  Fixed		                    6,734	      59,000      	2,628	       68,362
  Variable		                 378	        10,458	      1,921	       12,757
      SUBTOTAL               7,112	      69,458	      4,549	       81,119

          TOTAL		            $37,353	    $87,079	     $197,243	    $321,675





Maturities Schedule of Large Certificates of Deposit over $100,000 as of December 31
                                       (dollars in thousands)

                             1993 	      1992 	       1991 	       1990


Under 3 months		             $5,761	     $7,810	      $15,099	     $14,104
3 to 6 months		              2,241	      5,957   	    <F1>         <F1>
6 to 12 months            		 2,859      	2,109
3 to 12 months		             5,100     	 8,066       	7,674	       14,214

Over 12 months		             6,939	      7,291	       4,198	       3,276

    Total		                  $17,800	    $23,167	     $26,971     	$31,594




<F1> The maturity schedule of large certificates of deposit prior to 1992 is in accordance with regulatory guidelines for preparation of quarterly Call Reports. The accounting system did not provide a split of the 3 to 12 months category into categories of 3 to 6 months and 6 to 12 months.



/PAGE 23



LOAN PORTFOLIO ANALYSIS



                                    (dollars in thousands)

                      1993	      1992	      1991	      1990	      1989


Year-end balances:
Commercial            $47,299   	$40,253   	$42,557   	$39,818   	$39,380
Real estate		         189,866   	176,119    163,670	   151,242   	141,847
Real estate
  construction      		3,391     	1,965     	3,073     	1,400     	1,407
Consumer (net)	      	76,977    	69,030    	65,168    	65,680    	64,801
Credit card		         4,142	     3,768	     3,785    	 3,580	     3,465

    Total		           $321,675	  $291,135  	$278,253  	$261,720  	$250,900


Average loans	       	$300,187  	$285,735  	$266,268  	$257,214  	$249,384

Reserve for
  possible loan
  losses, January 1		 $5,687	    $4,273	    $4,086	    $3,765	    $3,044
Reserve for
  losses of acquired
  branch			                      721

Loans charged off:
Commercial	          	193       	1,163      	572	      576       	188
Real estate	         	143       	295        	401      	91        	209
Consumer            		816       	826        	1,002    	753       	672
Credit card         		51       	 33	         62       	43       	 46

      Total	         	1,203     	2,317      	2,037     1,463	     1,115


Recoveries:
Commercial		          60	        241	        91	       12	        209
Real estate	         	65	        110        	25       	48        	18
Consumer            		157       	267       	 354      	243       	153
Credit card        		 12       	 5         	 6       	 6         	10

      Total	         	294       	623        	476      	309       	390


Net chargeoffs:
Commercial		          133        922        	481       	564      	(21)
Real estate         		78        	185	        376       	43       	191
Consumer            		659       	559        	648       	510      	519
Credit card        		 39	        28	         56	        37      	 36

       Total		        909       	1,694	      1,561     	1,154	    725

Charged to operations 1,592	     2,387     	 1,748    	 1,475	    1,446

Reserve for loan
  losses December 31		  $6,370 	   $5,687	     $4,273    	$4,086	   $3,765

Reserve for possible
  loan losses as of
  December 31:
Commercial	             $3,185	    $2,651	     $1,797	    $2,145	   $1,589
Real estate		           2,000	     1,189	      1,108     	510	      442
Consumer              		987       	602	        454       	425      	666
Credit card           		166       	45         	45        	41       	45
Unallocated		           32	        1,200	      869	       965	      1,023

        Total		         $6,370	    $5,687	     $4,273	    $4,086	   $3,765

% of loans to total
loans at December 31:
Commercial		            14.7%	     13.8%	      15.3%	     15.2%	    15.7%
Real estate	           	60.1	      61.2       	59.9      	58.3      57.1
Consumer              		23.9      	23.7       	23.4      	25.1	     25.8
Credit card		           1.3	       1.3       	 1.4	       1.4      	1.4

         Total	        	100.0%    	100.0%     	100.0%    	100.0%   	100.0%




/PAGE 24




                                     (dollars in thousands)

                            1993	     1992	     1991	     1990     	1989


Ratio: Net
  chargeoffs/average loans:
Commercial		                0.05%	    0.32%    	0.18%	    0.22%    	(0.01)%
Real estate		               0.02     	0.06     	0.14	     0.02	     0.08
Consumer	                  	0.22     	0.20     	0.24     	0.20     	0.21
Credit card               		0.01    	 0.01     	0.02      0.01     	0.01

    Total                 		0.30%    	0.59%	    0.58%     0.45%	    0.29%

Nonperforming loans:
Nonaccrual loans	          	$1,416	   $1,279   	$1,301	   $1,769	   $1,701
Loans 90+ days past due		   896	      1,284	    1,706    	1,844	    1,982
Other real estate owned	   	38       	49	       779      	144      	682
Troubled debt restructuring		 	 	                          	3

    Total		                 $2,350	   $2,612	   $3,786	   $3,760	   $4,365


Nonperforming loans as a
  percent of total loans	  	0.7%	     0.9%	      1.4%     	1.4%	    1.7%



The provision for possible loan losses for financial reporting purposes is based upon past experience and an evaluation of potential losses in the current loan portfolio. In management's opinion, the provision is considered sufficient to maintain the loan loss reserve at a level adequate to absorb all anticipated losses existing in the loan portfolios at the balance sheet dates. Loans are classified as nonaccrual when, in the opinion of management, the collection of principal or interest is unlikely. No interest is taken into income on nonaccrual loans until such time as the borrower demonstrates the ability to pay principal and interest. Interest income on nonaccrual loans which would have been recorded under the original terms of the loans for 1993, 1992 and 1991 was $149,000 (of which $41,000 was actually recorded), $205,000 (of which $111,000 was actually recorded) and $158,000 (of which $61,000 was actually recorded), respectively.


/PAGE 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following discussion and analysis of the financial statements of Peoples Bancorp Inc. is presented to lend the reader insight-insight into Management's review of the financial results, as well as Management's views of Peoples Bancorp's place in the economy of Southeastern Ohio and Northern West Virginia and future opportunities for the organization. Our subsidiaries, The Peoples Banking and Trust Company (Peoples
Bank), The First National Bank of Southeastern Ohio (First National) and the Northwest Territory Life Insurance Company, provide financial services to individuals and businesses within our market area. Peoples Bank is chartered in the State of Ohio and subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation and the Ohio Division of Banks. First National is a member of the Federal Reserve System and subject to regulation, supervision and examination by the Comptroller of the Currency. This discussion and analysis should be read in conjunction with the audited financial statements and footnotes and with the ratios, statistics and discussions contained elsewhere in the Annual Report.



OVERVIEW OF INCOME STATEMENT

Peoples Bancorp achieved an increase in net income of $521,000 or 11.5%. Total 1993 net income was $5,071,000. For the year ended December 31, 1993, primary and fully-diluted earnings per share were $3.63 and $3.59 compared to $3.42 and $3.17 for 1992. Net income to average assets improved from 1.01% last year to 1.09% this year. Net income to average stockholders' equity for 1993 was 11.9% compared to 11.8% last year.

During 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" (SFAS No. 106) which requires the accrual of the expected costs of providing postretirement benefits during the period of employee service. The Corporation provides certain health care benefits to current retirees and their dependents. Peoples Bancorp Inc. has recognized the cumulative effect of its transition obligation of $884,000 ($583,000, net of tax) as a decrease in income in 1993.

The Corporation has also adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are recognized at prevailing tax rates for temporary differences between financial statement and income tax bases of assets and liabilities. The Corporation has recognized the cumulative effect of this change in accounting of $269,000 as an increase in income in 1993. Previously issued financial statements have not been restated.


INTEREST INCOME AND EXPENSES

Net interest income after provision for loan loss increased from $18,456,000 last year to $18,898,000 this year. Interest income decreased by $2.4 Million while interest expense decreased by $2.6 Million. The volume of business has not declined. In fact, certain interest sensitive categories have shown growth. The continued impact of lower interest rates has resulted in these changes. The mix of interest-earning assets shifted away from short-term Federal funds sold to loans. Loans have typically returned the highest rate of interest earning assets while short-term funds have been the lowest. On the liability side of the balance sheet, Peoples Bancorp has also experienced a change in mix. Interest-bearing deposits, primarily Certificates of Deposit, have declined by $15.4 Million or 4.3%. This funding source has been replaced by an increase in borrowings from the Federal Home Loan Bank (FHLB). The FHLB borrowings can be matched directly against specific assets. Total interest-earning assets have decreased by $4,104,000 to $438,072,000 while interest-bearing liabilities have decreased by $7,991,000 to $373,125,000. The composite of these items results in an increase in net interest income over 1992.



OTHER INCOME

Total non-interest income increased $438,000 or 12.5% over 1992. Service charges on deposit accounts increased by $331,000 to $1,295,000. Management continues to review the level of services performed in order to determine appropriate fees that should be charged for our deposit products. Income from fiduciary activities increased by 10% to $1,475,000. Income from fiduciary activities is a function of assets under management of the Investment & Trust Division (ITD). The market value of assets under ITD management has increased from $288,086,000 at December 31, 1992 to $326,182,000 at December 31, 1993.


OTHER EXPENSES

Other expenses increased by $179,000 or 1.2% to $15,124,000. This modest increase is the result of Management's efforts to control overhead. Salaries and benefits increased by $438,000 or 6.3%. Net occupancy expense increased by $90,000 primarily due to taking a half year's depreciation on the expansion and renovation of the Corporation's downtown Marietta facility which was completed in October, 1993. The total project cost was $5.2 Million and was incurred over 1992 and 1993.




FEDERAL INCOME TAX EXPENSE

Federal income taxes increased from $1,452,000 last year to $1,899,000 this year, primarily due to increased pre-tax income. The effective tax rate increased from 24.2% in 1992 to 26.1% this year. The corporation earned less interest on obligations of state and political subdivisions in relation to total income this year than last. Management expects this trend to continue.


/PAGE 26

OVERVIEW OF BALANCE SHEET

Total assets remained nearly the same as last year, decreasing $3,189,000 or 0.7% to $465,373,000. Interest-earning assets decreased from $442,176,000 to $438,027,000 while
interest-bearing liabilities decreased from $381,116,000 to $373,125,000. The result is an increase in net earning assets. The mix of assets and liabilities has also changed. Interest-earning deposits with banks and federal funds sold decreased by $25,437,000 while loans increased by $30,540,000. This shift from lower yielding to higher yielding assets helped the Corporation maintain its net interest margin.



SECURITY ANALYSIS

         	        Maturity Distribution (dollars in thousands)

                        U.S. 	     Federal 	   State and
                        Treasury 	 Agency 	    Municipal  Other 	   Total


December 31, 1993

Maturity:
     Within 1 year		    $15,975	   $          	$4,049    	$823	    $20,847
     1 - 5 years	      	30,025    	8,426      	14,525    	4,710	   57,686
     5 - 10 years     		2,685      7,143      	5,630     	750	     16,208
     Over 10 years	 	 	            2,495       1,375    	 3,699  	 7,569

        	Total	        	$48,685   	$18,064    	$25,579   	$9,982	  $102,310

Book Value		            $48,790   	$18,398    	$26,183    $9,978	  $103,349
Market Value	          	$51,022   	$18,583    	$27,831   	$10,669	 $108,105

Maturity:
     Within 1 year	    	7.399%	            	  	10.550%	   8.064%	  8.037%
     1 - 5 years	      	7.201		    6.228%		    9.402		    7.717		  7.655
    	5 - 10 years	     	7.439	    	5.514	     	8.880	    	5.857	  	7.018
     Over 10 years	            		 	5.429	     	10.265   	 4.877 	 	6.038

         	Total	       	7.279%    	5.835%	     9.515%	    6.554%	  7.512%

December 31, 1992
     Book Value       		$60,317    $11,078    	$31,284   	$9,877	  $112,556
     Market Value	     	$63,345	   $11,270    	$32,785   	$10,171 	$117,571

December 31, 1991
     Book Value	       	$56,398   	$5,514	     $30,130	   $7,921	  $99,963
     Market Value		     $60,003	   $5,613	     $30,930	   $8,010	  $104,556




The yield on state and municipal securities is computed on a fully tax equivalent basis assuming a tax rate of 34%.

The portfolio contains no single issue (excluding U.S.
Government and Federal Agency securities) which exceeds 10% of shareholders' equity.



LOANS

Overall loan demand was strong during 1993. Real estate loans increased by $13,747,000 or 7.8% to $189,866,000 as individuals and businesses found that lower interest rates allowed them to afford more debt. Consumer loans increased by $8,321,000 or 11.4% to $81,119,000. Our consumer loan processes, particularly in indirect lending, deliver the service and support our customers need in a timely and efficient manner which makes it easy to do business with us. Commercial loans increased by $7,046,000 or 17.5% to $47,299,000. Businesses within our market have expanded and the Corporation expanded its market area during 1993 by opening a business production office in Newark, Ohio.



LOAN CONCENTRATION

Peoples Bancorp does not have a concentration of its loan portfolio in any one industry. Real estate lending has been and remains, a significant component of our loan portfolio representing 60.1% of total loans. Approximately 71.2% of these real estate loans are one to four family residential loans to individuals that work within a wide range of businesses within our immediate market area. The Corporation's largest group of business loans consist of Automobile Dealer Floor Plans which totaled $13,782,000 and $10,526,000 at December 31, 1993 and
1992, respectively. It is the Corporation's policy to obtain the underlying inventory as collateral on these loans. As a matter of policy, the Corporation does not extend credit to

/PAGE 27
any single borrower or group of borrowers in excess of $6,889,000, the legal lending limit. Southeastern Ohio has a diversified industry base without dependence on any one industry. Management believes that the loan portfolio is adequately diversified.



RESERVE FOR POSSIBLE LOAN LOSSES

The reserve for possible loan losses increased to $6,370,000 or 1.98% of loans from $5,687,000 or 1.95% of loans last year. During 1993 the Corporation established a new loan review process. This independent review has improved the depth of the information on loans and allows quantitative challenging of the loan loss reserve. This was achieved while the provision for loan losses, the income statement expense, decreased from $2,387,000 to $1,592,000. Net chargeoffs of uncollectible loans decreased from $1,694,000 in 1992 to $909,000 in 1993. Total non-performing loans decreased from $2,612,000 to $2,350,000. Overall loan quality, as indicated by the reduction in non-performing loans to total loans from .90% to .73% and the reduction in net chargeoffs, has improved.



DEPOSITS

Total deposits decreased by $15,984,000 to $385,639,000 at December 31, 1993. Noninterest-bearing deposits remained about the same as last year while interest-bearing deposits declined. Large Certificates of Deposits over $100,000 decreased by $5,367,000, which reduces the Corporation's dependence on larger, more volatile funds. Lower market interest rates have caused our depositors to consider other investment options.



OTHER SOURCES OF FUNDS

The Corporation has increased its long term advances from the Federal Home Loan Bank (FHLB) from $11,932,000 at December 31, 1992 to $18,251,000 at December 31, 1993. The Corporation also had $3,000,000 of short term borrowings from FHLB as of December 31, 1993. FHLB provides a reliable source of fixed-rate, long-term funding that can be matched against fixed-rate real estate loans.




CAPITAL/STOCKHOLDER'S EQUITY

Total Stockholders' Equity increased $4,281,000 or 11.1% to $42,778,000 during 1993. Net income of $5,071,000 was used to fund $1,510,000 of dividends to Stockholders, a 29.8% dividend payout ratio. The Corporation also called $1,218,000 of Convertible Subordinated Debentures in May. Holders elected to convert the Debentures into stock due to the favorable conversion ratio. The Corporation purchased 12,316 shares of its own stock for the treasury for $498,000. The Board of Directors has, from time to time, authorized management to purchase shares for the treasury. Treasury shares may be used for future acquisitions. It is anticipated that additional shares will be purchased for the treasury.

Banking regulators have established risk-based capital guidelines for measuring capital adequacy. The guidelines assign various levels of risk to each category of assets. Peoples Bancorp's core risk-based capital was 13.5% at December 31, 1993 compared to 12.8% last year and total risk based capital was 14.7% at December 31, 1993 compared to 14.5% last year. The regulatory guidelines require minimum core and total risk-based capital of 4% and 8%. Management expects to maintain capital in excess of regulatory guidelines.



LIQUIDITY

Liquidity measures an organization's ability to meet cash obligations as they come due. The Consolidated Statement of Cash Flows presented on page 9 of the accompanying financial statements provides analysis of the Corporation's cash and cash equivalents. Additionally, Management considers that portion of the loan portfolio that matures within one year and maturities within one year in the investment portfolio as part of our liquid assets. The current liquidity position is adequate to fund off-balance-sheet commitments. See additional discussion of off-balance-sheet commitments in Note 7 of the accompanying financial statements.

Management believes that the Corporation's liquidity position is adequate. An Asset and Liability Management Committee meets periodically to monitor liquidity needs, funding sources and other issues.



FAIR VALUE ACCOUNTING

The audited financial statements contain required disclosures to comply with Financial Accounting Standards Board Statement Number 107. The disclosures may be found in the footnotes to the audited financial statements. The fair values of loans and investments exceed carrying values and the fair value of deposit liabilities exceeds carrying value. Generally, the carrying value of all other financial instruments approximate fair value.



/PAGE 28

EFFECTS OF INFLATION ON FINANCIAL STATEMENTS

Substantially all of the Company's assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation to the same degree as companies in capital intensive industries. During a period of rising prices, a net monetary asset position results in a loss in purchasing power and conversely a net monetary liability position results in an increase in purchasing power. In banks, monetary assets exceed monetary liabilities, consequently, when prices are increasing, banks experience a decline in the purchasing power of their net assets.




RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) has issued statements during the past year that may have a future impact on Peoples Bancorp's financial statements. FASB Statement 114, Accounting By Creditors for Impairment of a Loan requires the impaired loans be measured based on the present value of expected future cash flows, the loans observable market price, or the fair value of the collateral. The Statement applies to financial statements for fiscal years beginning after December 15, 1994. Management has not determined the financial statement impact of adoption and does not expect to adopt early. FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities, addresses the accounting and reporting for investments in equity and debt securities. Investments are to be classified into three categories: held-to-maturity, trading securities and available-for-sale securities, which have separate rules regarding reporting of unrealized gains and losses. The Statement is effective for fiscal years beginning after December 15, 1993. The Corporation will adopt FASB 115 January 1, 1994. See footnote 2 to the audited financial statements for further discussion. FASB Statement 112, Employers' Accounting for Postemployment Benefits, establishes accounting standards for benefits provided after termination of employment, but prior to retirement. Management will adopt FASB 112 January 1, 1994 and expects no significant financial statement impact.





INTEREST RATE SENSITIVITY - MATURING OR REPRICING

The following Interest Rate Sensitivity Table presents Peoples
Bancorp's Interest Rate Sensitivity Position at December 31,
1993:




                              At December 31, 1993 (thousands)

                        0 - 3 	   4 - 12 		             Over
                        Months 	  Months     1-5 Years 	5 Years 	  Total


Interest earning assets:

Securities:
	Taxable	 	             $6,631   	$10,287   	$44,627   	$17,657   	$79,202
	Tax-exempt	          	 955	      3,130	     14,311   	 5,751	     24,147

     Total		            7,586	    13,417	    58,938	    23,408	    103,349

Federal funds sold			   7,050			                                 	 7,050
Loans net of unearned
  income	               85,212	   103,599	   79,435	    53,429	    321,675

Interest-bearing
  deposits with banks		 5,898	    100 	 	                        	 5,998

         TOTAL          105,746	  117,116	   138,373	   76,837	    438,072


Interest-bearing
liabilities:
Deposits				            186,073	  58,733	    95,728		              340,534

Federal funds
  purchased,
  Federal Home
  Loan Bank advances,
  and securities
  sold under
  agreements to
  repurchase	          	12,260	                                 			12,260
Other borrowings	    	 	2,080	 	 	                      18,251   	 20,331

      Total		           200,413	  58,733   	 95,728    	18,251    	373,125

Interest sensitivity	  	$(94,667)	$58,383	   $42,645	   $58,586	   $64,947




/PAGE 29

OUTLOOK FOR 1994

Management has developed a business plan for 1994 that, if achieved, will result in an increase in net income. Net interest margin is expected to narrow as interest rates drift up slightly during the year. Volume of lending activity is expected to increase and will be funded through growth in deposits. Alternatives to traditional banking activities will continue to be pursued. Thirty of our bankers became licensed during the year to sell fixed-rate annuities and life insurance products. An alternative to a high-cost, full-service office was started during 1993 when the Corporation opened a business production office in rented facilities in Newark, Ohio.

Developing a cadre of bankers and the systems support needed to provide our customers with the financial products and services they want requires a total organizational commitment. Our bankers are learning through seminars, in-house training, college courses and specialized training. Five of our associates have entered a two-year management training program which will expose them to key operating units within the organization. During 1993, PC-based Platform Automation Software was installed. This "smart system" generates the paper work and allows our bankers to focus on the customer.

Peoples Bancorp looks anxiously into the future. Our bankers realize that our future depends on our ability to provide products and services that the customer wants. Through training, teamwork and a customer-oriented mindset, our bankers are re-thinking the way we do business.



COMPARISON OF 1992 TO 1991

Net income for the year ended December 31, 1992 was $4,550,000, an increase of nearly 26% over 1991. Net interest income increased $2,841,000 to $19,821,000 for 1992. The average yield on interest-earning assets decreased by one percent from 10.1% to 9.1% while the rates paid on interest-bearing liabilities decreased 1.4% from 5.6% to 4.2%. Investment securities declined less than other asset categories because of Peoples Bancorp's philosophy of buying investments that mature gradually over time. Other income increased by nearly $600,000 over 1991. Income from fiduciary activities, the largest source of other income, increased to $1,342,000, while service charge income increased by over $100,000. Other expenses were up by nearly $1.4 Million to $14,945,000 for 1992. Salaries and benefits increased by $513,000 to $6,991,000 as the Corporation added a location in Middleport, Ohio and The Plains, Ohio office completed its first full year of operation.

Total assets increased by over $44 Million during 1992. This 10.4% increase to $468,562,000 was the result of two acquisitions and growth within our market. Real Estate Mortgage lending was very active during 1992. Commercial loan balances declined by 5.4% during 1992 as economic growth was weak. The reserve for possible loan losses increased from 1.54% to 1.95% of loans at December 31, 1992. The increase was necessary due to the uncertainty of loans purchased from the Resolution Trust Company. Non-performing loans fell from 1.4% of total loans at December 31, 1991 to 0.9% at December 31, 1992. Numerous improvements were made to facilities, particularly Nelsonville, Ohio; Middleport, Ohio and building a replacement for a drive-up facility in downtown Marietta, Ohio. Deposits increased by $26,596,000 or 7.1% during 1992. The majority of this growth was through acquisitions. Term debt increased to $15,506,000 as the Corporation elected to borrow $11,932,000 of long-term, fixed-rate funds from the Federal Home Loan Bank to offset the increase in fixed-rate mortgage lending. Peoples Bancorp's core risk-based capital increased from 11.5% at December 31, 1991 to 12.8% at December 31, 1992. Total risk-based capital decreased slightly from 14.6% to 14.5% over the period.


/PAGE 30