Form 10-K, Exhibit 13
PEOPLES BANCORP INC
filed 1995-03-30
CIK 318300

SELECTED FINANCIAL DATA

The information below under the captions "Operating
Data","Balance Sheet Data" and "Per Share Data" for each of the five years in the period ended December 31, 1994 has been derived from the Consolidated Financial Statements of the Corporation.



			(dollars in thousands, except ratios and per share data)

                             1994      1993      1992      1991     1990

OPERATING DATA <F1>
for the year ended:
Total interest income      $36,104  	$35,311  	$37,707  	$39,151  	$39,600
Total interest expense     	15,424	  	15,263	  	17,887	  	22,172	  	24,042
Net interest income         20,680   	20,048		  19,820  		16,979	  	15,558
Provision for loan losses     	765	   	1,592	   	2,387	   	1,748	   	1,475
Other income                 3,838	   	3,952	   	3,514	   	2,924	   	2,824
Other expenses              15,672  		15,124  		14,945	  	13,547	  	12,586
Net income                   5,748	   	5,071   		4,550	   	3,615	   	3,458


BALANCE SHEET DATA
at year end:
Total assets              $498,006	 $465,373	 $468,562	 $424,449	 $412,789
Investments                 99,419	 	103,349 		112,556	  	99,963	 	102,244
Net loans                  354,570	 	315,305	 	285,448	 	273,980	 	257,634
Total deposits             403,819	 	385,639	 	401,623		 375,027	 	360,601
Term debt                   23,787	  	20,331	  	15,506	   	6,836	   	7,275
Stockholders' equity        45,635	  	42,778		  38,497		  32,414		  29,567


SIGNIFICANT RATIOS <F1> <F2>
Net income to:
Average total assets         1.20%	   	1.09%	   	1.01%	   	0.85%	   	0.85%
Average stockholders'
  equity	                   12.9		    11.9		    11.8		    11.7		    12.0
Average stockholders'
  equity to average
  total assets               9.3     		8.8	     	7.5	     	7.3	     	7.1
Average loans to
  average deposits          85.5    		78.4    		70.2	    	71.4	    	70.6
Primary capital to
  period end total
  assets	                   10.1    		10.1	     	8.9	     	8.6	     	8.2
Dividend payment ratio     	29.3    		29.8	    	28.0    		29.2	    	28.8



PER SHARE DATA <F1> <F2> <F3>

Net income:
Primary                    $1.98	   	$1.81   		$1.71	   	$1.50   		$1.42
Fully diluted <F4>          1.97	    	1.79    		1.59    		1.30	    	1.23
Cash dividends paid         0.58     	0.52	    	0.48    		0.44	    	0.41
Book value at end
  of period               	15.74   		14.71   		13.82	   	13.29   		12.30


[FN]

<F1>	1993 net income and per share information based upon net
income after adjustment for cumulative effect of accounting changes.

<F2>  Adjusted to reflect a two for one stock split issued on
April 29, 1994 and a 10% stock dividend issued on April 15, 1993.

<F3>
                  		1994	       1993	      1992	       1991	       1990
Primary shares
  outstanding		  2,909,369	  2,797,352	  2,663,702	  2,417,310	  2,441,756
Fully diluted
  shares
  outstanding  		2,912,241  	2,841,990  	2,939,822  	2,955,158   3,002,142


<F4> Fully diluted net income per share is calculated as if the
Subordinated Convertible Debentures were converted as of the
issue date, with a 	corresponding increase in net income from
the after-tax reduction in interest expense.


[/FN]



SUMMARIZED QUARTERLY INFORMATION

A summary of selected quarterly financial information for 1994 and 1993 follows:

                                              1994
                         --------------------------------------------------
                            First        Second	       Third       Fourth
                           Quarter     	 Quarter	     Quarter	     Quarter
                         ----------    ----------   ----------   ----------

Interest income          $8,497,000	   $8,645,000	  $9,146,000  	$9,816,000
Interest expense          3,620,000	   	3,654,000  		3,930,000  		4,220,000
Net interest income      	4,877,000   		4,991,000  		5,216,000  		5,596,000
Provision for possible
  loan losses               192,000		     248,000    		167,000	    	158,000
Investment securities
  gains (losses)	            81,000		      45,000		          0	    (363,000)
Other income              1,029,000     		951,000	    	970,000  		1,125,000
Other expenses            3,911,000   		3,871,000	  	3,919,000	  	3,971,000
Income taxes                578,000     		556,000	    	628,000    		571,000
Net income                1,306,000	   	1,312,000	  	1,472,000  		1,658,000
Net income per fully
  diluted common share 	      $0.45	        $0.45	       $0.51	       $0.56



		                                              1993
                          -------------------------------------------------
                            First        Second	      Third        Fourth
                           Quarter       Quarter	    Quarter 	     Quarter
                         ----------    ----------   ----------   ----------

Interest income          $9,092,000	   $8,833,000	  $8,767,000	  $8,619,000
Interest expense          3,917,000	   	3,861,000  		3,794,000   	3,691,000
Net interest income       5,175,000		   4,972,000	  	4,973,000   	4,928,000
Provision for possible
  loan losses		            	450,000	     	450,000    		375,000	    	317,000
Investment securities
  gains 			                       0	       	1,000	     	43,000	      	1,000
Other income           			1,115,000     		944,000    		972,000	    	876,000
Other expenses         			3,692,000	   	3,967,000  		3,657,000		  3,808,000
Income taxes	             		646,000     		364,000	    	539,000	    	350,000
Cumulative effect of
  accounting changes, net		(314,000)
Net income	             		1,188,000   		1,136,000  		1,417,000  		1,330,000
Net income per fully
  diluted common share	       $0.45	        $0.40	       $0.48	       $0.46




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

In 1994, 230,633 shares were traded through the Nasdaq system, an average daily volume of 912 shares traded. The following table sets forth for the indicated periods the high and low bid quotations for, and the cash dividends declared, with respect to the Corporation's Common Stock.

Prior to 1993, the bid quotations were obtained from the three securities dealers which made a market in the Corporation's Common Stock. These quotations are inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions. Currently seven companies serve as market makers on the Nasdaq National Stock Market. Market prices since February, 1993, have been obtained directly from the Nasdaq quotation system. The bid quotations and per share dividends have been adjusted for a two for one stock split issued on April 29, 1994 and a 10% stock dividend issued on April 15, 1993. Peoples Bancorp had 1,025 shareholders at December 31, 1994.



QUARTERLY MARKET AND DIVIDEND INFORMATION

                                        PER SHARE
                             -------------------------------
                             High Bid    Low Bid    Dividend
                             --------    -------    --------
1994
Fourth Quarter                $25.50     $23.25	     $.15
Third Quarter                  24.50      22.00       .15
Second Quarter                 24.00      20.00       .14
First Quarter                  22.50      19.00       .14


1993
Fourth Quarter                $22.00     $19.50		    $.14
Third Quarter                  23.25      19.00       .13
Second Quarter                 23.50      17.50       .13
First Quarter                  24.55      17.28       .12


1992
Fourth Quarter                $20.00     $16.82      $.12
Third Quarter                  18.64      15.00       .12
Second Quarter                 16.37      12.96       .12
First Quarter                  13.64      12.28       .12


The Corporation and its predecessor have paid cash dividends on its Common Stock for over 38 consecutive years and have increased the annual dividend in each of the last 29 years. The
Corporation plans to continue to pay quarterly cash dividends.

Cash dividends are subject to certain restrictions as described in Note 14 to the audited financial statements.

THE ANNUAL MEETING OF STOCKHOLDERS OF PEOPLES BANCORP INC. WILL
BE HELD TUESDAY, APRIL 4, 1995 AT 10:00 A.M. IN THE PEOPLES BANK
CONFERENCE ROOM, 235 SECOND STREET, MARIETTA, OHIO. STOCKHOLDERS
ARE CORDIALLY INVITED TO ATTEND.

ON WRITTEN REQUEST, A COPY OF OUR ANNUAL REPORT TO THE
SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K IS AVAILABLE TO
INTERESTED STOCKHOLDERS. REQUESTS SHOULD BE ADDRESSED TO RUTH
OTTO, SECRETARY, PEOPLES BANCORP INC., P.O. BOX 738, MARIETTA,
OHIO 45750.




CONSOLIDATED BALANCE SHEET
As of December 31, 1994 and 1993


                                                	1994	            1993

ASSETS
Cash and due from banks (Note 1)	        	   $19,551,000	     $15,275,000
Interest bearing deposits with banks				         650,000		     	5,998,000
Federal funds sold				                         4,500,000   		  	7,050,000

Investment securities (Notes 1 and 3):
  Securities available-for-sale,
    at fair value (amortized cost
    of $91,783,000 at December 31, 1994)	  			90,172,000
  Securities held-to-maturity,
    at amortized cost (fair value
    approximates $9,089,000 at
    December 31, 1994)	                     			9,247,000
  Securities held for investment,
    at amortized cost (fair value
    approximates $108,105,000 at
    December 31, 1993)			                              			  	103,349,000
                                             -----------     -----------
      Total investment securities				         99,419,000		  	103,349,000

Loans (Notes 1, 4 and 12)		                		361,353,000		  	321,675,000
Reserve for possible loan
  losses (Notes 1 and 4)			                   (6,783,000)  		 (6,370,000)
                                             -----------     -----------
      Net loans			                          	354,570,000		  	315,305,000

Bank premises and equipment (Notes 1 and 5)			10,807,000			   10,767,000
Accrued interest				                           3,254,000	    		3,254,000
Prepaid expenses and other assets			          	5,255,000		    	4,375,000
                                            ------------    ------------
      Total assets		                        $498,006,000	   $465,373,000
                                            ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Non-interest bearing	                      $48,121,000	    $45,105,000
  Interest bearing	                       			355,698,000	  		340,534,000
                                             -----------     -----------
    Total deposits		                        	403,819,000  			385,639,000

Short-term borrowings (Note 6):
  Federal funds purchased,
  Federal Home Loan Bank advances,
  and securities sold under
  repurchase agreements		                   		19,767,000	   		12,260,000
Term debt (Note 7)	                        			23,787,000	   		20,331,000
Accrued expenses and other liabilities			     	4,998,000	    		4,365,000
                                            ------------    ------------
     Total liabilities			                   	452,371,000	  		422,595,000

Commitments (Notes 8 and 9)

Stockholders' equity (Notes 14, 17 and 19):
  Common stock, no par value,
  6,000,000 and 4,000,000 shares authorized
  in 1994 and 1993, respectively;
  3,020,908 issued in 1994 and 1,509,540
  issued in 1993		                          		24,326,000	   		24,290,000
Net unrealized holding loss on
  available-for-sale securities, net of
  applicable taxes	                        			(1,030,000)
Retained earnings                        	 			24,078,000   			20,012,000
                                              ----------      ----------
                                          				47,374,000	   		44,302,000
Treasury stock, 120,970 shares in 1994
  and 55,241 shares in 1993, at cost			       (1,739,000)	   	(1,524,000)
                                              ----------      ----------
Total stockholders' equity	                			45,635,000   			42,778,000

                                            ------------    ------------

Total liabilities and stockholders' equity		$498,006,000	   $465,373,000
                                            ============    ============


The accompanying notes are an integral part of the financial statements.



CONSOLIDATED STATEMENT OF INCOME
For the three years ended December 31, 1994


                                       1994	          1993	           1992

INTEREST INCOME:
Interest and fees on loans	        	$28,848,000	   $26,645,000	   $27,788,000
Interest and dividends on:
  Obligations of U.S. Government
  and its agencies	                			4,266,000	   		5,050,000	   		5,598,000
  Obligations of states and
  political subdivisions		          		1,613,000	   		2,022,000	   		2,126,000
  Other interest income	           			1,377,000	   		1,594,000	   		2,195,000
                                   ------------   ------------   ------------
    Total interest income		  		      36,104,000	  		35,311,000	  		37,707,000

INTEREST EXPENSE:
Interest on deposits			             	13,616,000	  		13,855,000	  		17,186,000
Interest on short-term borrowings	   			337,000	     		203,000		     	262,000
Interest on term debt		             		1,471,000   			1,205,000	     		439,000
                                     ----------     ----------     ----------
    Total interest expense	       			15,424,000	  		15,263,000	  		17,887,000

    Net interest income			          	20,680,000	  		20,048,000		  	19,820,000
Provision for loan losses			           	765,000	   		1,592,000	   		2,387,000
                                     ----------     ----------     ----------
    Net interest income after
    provision for loan losses	    			19,915,000	  		18,456,000	  		17,433,000


OTHER INCOME:
Income from fiduciary activities	  			1,607,000	   		1,475,000	   		1,342,000
Service charges on deposit accounts			1,456,000	   		1,295,000	     		964,000
Gain (loss) on sale of securities			   (237,000)	     		45,000	      		44,000
Other	                             			1,012,000	   		1,137,000	   		1,164,000
                                      ---------      ---------      ---------
    Total other income                3,838,000      3,952,000      3,514,000


OTHER EXPENSES:
Salaries and benefits	             			7,576,000	   		7,429,000	   		6,991,000
Net occupancy expense of premises			 	1,040,000		     	924,000	     		834,000
Equipment expense			                 	1,205,000	   		1,091,000	   		1,152,000
Insurance			                         	1,038,000	   		1,057,000	   		1,054,000
Stationary and other supplies			       	619,000	     		543,000	     		534,000
Taxes other than income taxes				       575,000	     		565,000	     		520,000
Amortization of excess of cost
  over net assets acquired	          			159,000		     	159,000	     		159,000
Other			                            	 3,460,000	   		3,356,000	   		3,701,000
                                     ----------     ----------     ----------
    Total other expenses		         		15,672,000	  		15,124,000		  	14,945,000

Income before federal income
  taxes and cumulative effect of
  accounting changes	              			8,081,000	   		7,284,000	   		6,002,000
Federal Income Taxes (Note 11):
  Current	                         			2,330,000   			2,168,000	   		1,968,000
  Deferred                            				3,000		     (269,000)		    (516,000)
                                      ---------      ---------      ---------
                                  				2,333,000	   		1,899,000	   		1,452,000
Income before cumulative effect
  of accounting changes				           5,748,000	   		5,385,000	   		4,550,000

Cumulative effect of accounting
  changes, net of applicable
  taxes (Notes 10 and 11)		         				              (314,000)
                                     ----------     ----------     ----------
Net Income	                    	     $5,748,000	    $5,071,000    	$4,550,000


Earnings per share (Notes 12 and 17):
Income before cumulative effect
  of accounting changes:
    Primary	                            	$	1.98	         $1.92	         $1.71
    Assuming full dilution		              $1.97	         $1.90	         $1.59

Cumulative effect of accounting changes:
    Primary	                                         			$	0.11
    Assuming full dilution		                          		$	0.11

Net income per share:
    Primary		                             $1.98	         $1.81	         $1.71
    Assuming full dilution		              $1.97	         $1.79	         $1.59

Weighted average number of
  shares outstanding:
    Primary	                        		2,909,369	    	2,797,352	    	2,663,702
    Assuming full dilution	         		2,912,241	    	2,841,990	    	2,939,822



The accompanying notes are an integral part of the financial statements.






CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the three years ended December 31, 1994





                                                                                 Net
                                                                                 Unrealized
                                                     Capital                     Holding Loss
                                                     in                          on Available-
                               COMMON STOCK          Excess        Retained      for-Sale       Treasury
                            Shares      Amount       of Par        Earnings      Securities     Stock        Total


Balance, January 1, 1992	 		1,146,253	  $1,147,000	  $13,769,000	  $18,365,000	            		   $(867,000)	  $32,414,000
Net income			 	        					                                      			4,550,000									                        4,550,000
Purchase of treasury stock,
  5,793 shares															                                                                    (159,000)		    (159,000)
Conversion of subordinated
  debentures to common
  stock	                    		163,238		   	162,000	  		2,806,000							                              					     2,968,000
Cash dividends, at a rate
  of $0.48 per share		 						 		                                   	(1,276,000)								                       (1,276,000)
                            ---------    ---------    ----------    ----------                  -----------   ----------
Balance, December 31, 1992 	1,309,491	 		1,309,000	 		16,575,000		 	21,639,000	                 (1,026,000)			38,497,000

Net income					                                               							5,071,000									                        5,071,000
Purchase of treasury stock,
	12,316 shares		                  															                                                 (498,000)		   (498,000)
Conversion of subordinated
 debentures to common
	stock		                      	73,532	    		74,000	  		1,144,000												                                   1,218,000
10% stock dividend	         		126,517	   		126,000	  		5,062,000		  (5,188,000)
Conversion from $1.00 par
  value	to no par value					           	22,781,000		 (22,781,000)
Cash dividends, at a rate
  of $0.52 per share	                                										     (1,510,000)								                       (1,510,000)
                            ---------  -----------            --   -----------                 ------------  -----------
Balance, December 31, 1993		1,509,540	 $24,290,000		          $0	  $20,012,000				             $(1,524,000)	 $42,778,000

Adjustment for change in
  method of accounting,
  net of taxes														                                                      3,048,000						              3,048,000
Net income								                                               				5,748,000									                        5,748,000
Purchase of treasury stock,
  10,488 shares								 										                                                                (215,000)		   (215,000)
Two for one stock split		  	1,509,540
Exercise of common
  stock options                   520	     		5,000											                                                      5,000
Issuance of common stock
	 under dividend
  reinvestment	plan		           1,308	    		31,000					           										                                      31,000
Net change in unrealized
  gain (loss) on
  available-for-sale securities														                                    (4,078,000)					             (4,078,000)
Cash dividends, at a rate
  of	$0.58 per share											                                     (1,682,000)			 					                      (1,682,000)
                            ---------  -----------           --    -----------  ------------   ------------  -----------
Balance, December 31, 1994 	3,020,908	 $24,326,000	          $0	   $24,078,000	 ($1,030,000)		 ($1,739,000)	 $45,635,000
                            =========  ===========           ==    ===========  ============    ===========  ===========


The accompanying notes are an integral part of the financial statements.




CONSOLIDATED STATEMENT OF CASH FLOWS
For the three years ended December 31, 1994



                                           1994         1993         1992

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	                            	$5,748,000	  $5,071,000	  $4,550,000
Adjustments to reconcile net income
 to net cash provided by
 operating activities:
  Provision for loan losses			            	765,000		 	1,592,000		 	2,387,000
  (Gain) loss on sale of investments	   			237,000		    (45,000)	    (44,000)
  Depreciation and amortization	      			1,884,000		 	1,584,000		 	1,746,000
  Decrease (increase) in
    interest receivable	                         					 	466,000	 	  (821,000)
  Increase (decrease) in interest payable		185,000		   (275,000)		   391,000
  Deferred income taxes	                  			3,000		   (565,000)	  	(516,000)
  Deferral of loan origination
    fees and costs				                     410,000	   	(221,000) 	 	(172,000)
  Accrual for postretirement benefits						            	867,000
  Other, net			                            (91,000)		 (	698,000)			2,045,000
                                         ---------   ----------    ----------
      Net cash provided by
         operating activities		        		9,141,000		 	7,776,000	 		9,566,000


CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in term interest bearing
  deposits with banks and federal
  funds sold		                                   					7,468,000	 		5,409,000
Purchases of available-for-sale
  securities			                        (35,659,000)
Purchases of held-to-maturity
  securities                    			     (4,409,000) (29,260,000) (34,685,000)
Proceeds from sales of
  available-for-sale securities       		23,072,000
Proceeds from maturities of
  available-for-sale securities	     			16,479,000
Proceeds from maturities of
  held-to-maturity securities	        			2,025,000
Proceeds from sales of securities
  held for investment                          							4,558,000	    		72,000
Proceeds from maturities of
  securities held for investment				              			33,402,000			21,323,000
Net increase in loans			               (40,576,000)	(31,166,000)	(13,617,000)
Expenditures for premises and
  equipment		 	                         (1,142,000)		(3,566,000)		(2,771,000)
Proceeds from sales of other
  real estate owned				                    137,000    			56,000	   		826,000
                                       -----------  -----------  -----------
      Net cash applied to
        investing activities			        (40,073,000)	(18,508,000)	(23,443,000)


CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in
  noninterest-bearing deposits		       		3,016,000		   (608,000)			9,314,000
Net increase (decrease) in
  interest-bearing deposits	         			15,164,000		(15,376,000)		17,282,000
Net increase in short-term borrowings				7,507,000	  	2,559,000	 		1,785,000
Proceeds from long-term debt	         			7,700,000	 		8,000,000			12,000,000
Payments on long-term debt			           (4,244,000)		(1,956,000)		  (360,000)
Cash dividends paid			                  (1,623,000)		(1,510,000)		(1,276,000)
Purchase of treasury stock			             (215,000)		  (498,000)		  (159,000)
Proceeds from issuance of common stock				   5,000
                                        ----------   -----------  ----------
     Net cash provided by (applied to)
       financing activities	         			27,310,000		 (9,389,000)		38,586,000

Net increase (decrease) in cash
  and cash equivalents			               (3,622,000)	(20,121,000)		24,709,000

Cash and cash equivalents at
  beginning of year	                 			28,323,000			48,444,000			23,735,000
                                       -----------  -----------  -----------
Cash and cash equivalents at end
  of year	    	                        $24,701,000	 $28,323,000	 $48,444,000
                                       ===========  ===========  ===========


Supplemental disclosures of cash
  flow information and
  non-cash transactions:
      Interest paid		                  $15,239,000	 $15,538,000	 $18,276,000
      Income taxes paid	                $2,383,000	  $2,754,000	  $1,461,000
      Conversion of subordinated
        debentures to common stock	             $0	  $1,218,000	  $2,968,000
      Dividends declared not paid         $435,000    	$407,000	    $329,000



The accompanying notes are an integral part of the financial statements.





NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SELECTED ACCOUNTING POLICIES:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation.

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

INVESTMENT SECURITIES: Effective January 1, 1994 the Corporation adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). Under the provisions of SFAS No. 115, investment securities should be classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading.

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporations's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable income taxes. At December 31, 1994 and 1993, the Corporation and its subsidiary banks did not maintain trading accounts.

Prior to adoption of SFAS No. 115, securities purchased, where the Corporation had both the intent and ability to hold for the foreseeable future, were recorded at cost adjusted for accumulated amortization of premium and accretion of discount.

Gains and losses on the disposition of investment securities are accounted for on the completed transaction basis using the specific identification method.

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

CONSOLIDATED STATEMENT OF CASH FLOWS: Cash and cash equivalents include cash and amounts due from banks, interest bearing deposits with banks and federal funds sold, all with original maturities of ninety days or less. These balances at December 31, 1994, 1993 and 1992 are as follows:

                                 1994        	1993 	        1992

Cash and due from banks       $19,551,000  $15,275,000   $17,427,000
Interest bearing deposits
with other banks                  650,000	  	5,998,000	    5,117,000
Federal funds sold              4,500,000   	7,050,000	   25,900,000
                              -----------    ---------    ----------
                              $24,701,000  $28,323,000   $48,444,000
                              ===========  ===========   ===========



2.	FAIR VALUES OF FINANCIAL INSTRUMENTS:

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

Fair value significant nonperforming loans is based on either the estimated fair value of underlying collateral or estimated cash flows discounted at a rate commensurate with the risk. Assumptions regarding credit risk, cash flows, and discount rates are determined using available market information and specific borrower information.

DEPOSITS: The carrying amounts of demand deposits, savings accounts and certain money market deposits approximate fair value. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased, Federal Home Loan Bank advances, and securities sold under repurchase agreements approximate their fair values.

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

The estimated fair values of the Corporation's on-balance sheet financial instruments are as follows:

                                    1994                 		    1993
                          	Carrying 	     Fair 	       Carrying 	    Fair
                           	Amount 	      Value 	       Amount 	     Value
Financial assets:
Cash and due from banks,
 interest bearing deposits
 with banks, and federal
 funds sold                $24,701,000  $24,701,000	  $28,323,000	 $28,323,000
Investment securities				   99,419,000			99,261,000 		103,349,000		108,105,000
Loans,net              				354,570,000		350,817,000			315,305,000		322,670,000

Financial liabilities:

Deposits  	            	 		403,819,000		402,949,000	 	385,639,000  401,015,000
Short-term borrowings	   			19,767,000			19,767,000 			12,260,000			12,260,000
Term debt		               		23,787,000			22,098,000 			20,331,000			20,331,000

The fair value of the Corporation's off-balance sheet financial instruments are disclosed in Note 9.



3.	INVESTMENT SECURITIES:

Effective January 1, 1994, the Corporation adopted the provisions of Statement on Financial Accounting Standards No.
115, "Accounting for Certain Investments in Debt and Equity
Securities" (SFAS No. 115). SFAS No. 115 requires that debt and equity securities be classified in three categories and accounted for as follows:

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

3. Debt and equity securities notclassified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

The effect of this change in accounting principle resulted in an unrealized holding gain, net of tax effect, of $3,048,000, for securities classified as available-for-sale effective January 1, 1994, and has been reflected as a separate component of stockholders' equity. The expected maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. Rates are calculated on a taxable equivalent basis using a 34% federal income tax rate. The portfolio contains no single issue (excluding U.S. Government and U. S. Agency securities) which exceeds 10% of shareholders' equity.


Securities classified as available-for-sale
As of December 31, 1994:

                                             Gross       Gross
                             Amortized    Unrealized  Unrealized
                               Cost          Gains       Losses     Fair Value

U.S. Treasury securities		  $30,138,000	   $157,000   $(577,000)   $29,718,000
U.S. Agency mortgage-backed
 securities.			              10,873,000		    16,000		  (391,000)		  10,498,000
Other U.S. Agency securities 	2,223,000		    24,000		    (8,000)		   2,239,000
                             ----------      ------    ---------    ----------
Total U.S. Treasury and
 Agency securities			        43,234,000		   197,000		  (976,000)		  42,455,000
Obligations of states
 and political subdivisions			21,624,000		   312,000		  (233,000)		  21,703,000
Other mortgage-backed
 securities.	               		12,557,000		         0		(1,144,000)		 11,413,000
Other securities			           14,368,000		   554,000		  (321,000) 		14,601,000
                              ----------     -------  -----------   ----------
Total securities
 available-for-sale		        $91,783,000 	$1,063,000 $(2,674,000) 	$90,172,000
                             ===========  ========== ============  ===========

Maturity distribution of securities available-for-sale



Contractual maturities at December 31, 1994

                                                                        Obligations
                                  U.S.                                  of states                            Total
                                  Agency                   Total U.S.   and             Other                securities
                     U. S.        mortgage-    Other U.S.  Treasury     poltical        mortgage-Other       available
                     Treasury     backed       Agency      and agency   subdivisions    backed   securities  for sale
                     --------     ---------    ----------  ----------   ------------    -------- ----------  ---------


Within one year
 Amortized cost    $11,511,000	   $635,000 	               $12,146,000	  $5,811,000	    $396,000 	$1,902,000	 $20,255,000
 Fair value	       $11,579,000	   $606,000		               $12,185,000		 $5,873,000	    $388,000	 $1,915,000	 $20,361,000
 Yield                 		8.06%		     6.49%                   				7.98%		      9.80%		      7.20% 		    7.98%		      8.49%
1 to 5 years
 Amortized cost    	16,097,000 		7,456,000	  $2,223,000		   25,776,000		 11,070,000		  7,969,000 		6,856,000 		51,671,000
 Fair value   		    15,734,000		 7,164,000	  $2,239,000		   25,137,000		 11,236,000		  7,309,000		 6,655,000		 50,337,000
 Yield                 		7.01%		     7.31%		      7.99%		        7.18%		      8.83%		      6.24% 		    6.83%		      7.34%
5 to 10 years
 Amortized cost      2,530,000 		2,457,000              				 4,987,000  		3,146,000 		 2,075,000		 1,361,000		 11,569,000
 Fair value   		     2,405,000 		2,398,000				               4,803,000		  3,055,000		  1,830,000		 1,279,000		 10,967,000
 Yield                 		6.75%     		6.94%				                   6.84%		      8.65%		      6.30%		     6.90%		      7.24%
Over 10 years
 Amortized cost    				            325,000				                 325,000		  1,597,000		  2,117,000		 4,249,000		  8,288,000
 Fair value                      		330,000				                 330,000		  1,539,000		  1,886,000		 4,752,000		  8,507,000
 Yield                           				9.36%				                   9.36%		      8.72%		      7.05%		     5.67%  		    6.76%

Total amortized
 cost              $30,138,000	 $10,873,000 	$2,223,000 	  $43,234,000	 $21,624,000	 $12,557,000	$14,368,000	 $91,783,000
Total fair value	  $29,718,000	 $10,498,000 	$2,239,000 	  $42,455,000	 $21,703,000	 $11,413,000	$14,601,000 	$90,172,000
Total yield		            7.39%		      7.24%		     7.99%        		7.57%		      9.06%		      6.42%		     6.65%		7.53%






Securities classified as held-to-maturity
As of December 31, 1994:


                                            Gross         Gross
                              Amortized   Unrealized    Unrealized     Fair
                                Cost        Gains        Losses       Value
                              ---------   ----------    ----------  ---------
U.S. Agency mortgage-backed
  securities	                  $992,000	        $0	     $(38,000)	   $954,000
Other U.S. Agency securities		4,683,000		    5,000		     (35,000)	 	4,653,000
                              ---------     ------      ---------  ----------
	Total U.S. Treasury
   and Agency securities	   		5,675,000	    	5,000		     (73,000) 		5,607,000

Obligations of states
  and political subdivisions		3,414,000	   	40,000		    (123,000) 		3,331,000
Other securities	             		158,000        		0		      (7,000)	   	151,000
                             ----------    --------    ----------  ----------
  	Total securities
       held-to-maturity		    $9,247,000	   $45,000	    $(203,000)	 $9,089,000
                             ==========    =======     ==========  ==========



Maturity distribution of securities held-to-maturity

Contractal matrities at December 31, 1994

                                                                 Obligations
                         U.S.                                    of states                    Total
                         Agency                    Total U.S.    and                          securities
                         mortgage-    Other U.S.   Treasury      political      Other         held to
                         backed       Agency       and Agency    subdivisions   securities    maturity
                         ---------    ----------   ----------    ------------   ----------    --------


Within one year
  Amortized cost                                        									$248,000 	     $10,000	      $258,000
  Fair value                                            									$252,000  	    $ 9,000	      $261,000
  Yield                                                         			10.05% 		      5.50% 		       9.87%
1 to 5 years
  Amortized cost			     $939,000     	$1,428,000  	$2,367,000   	$736,000 			                $3,103,000
  Fair value			         $904,000	     $1,415,000	  $2,319,000	   $758,000		                  $3,077,000
  Yield                				7.62%         		6.58%      		6.99%    		10.21%				                     7.76%
5 to 10 years
  Amortized cost 						                3,255,000		  3,255,000		 1,221,000 		     148,000		    4,624,000
  Fair value				                     		3,238,000  		3,238,000 		1,167,000      		142,000		    4,547,000
  Yield	                              					7.15%		      7.15% 		    8.22%		        7.34%		        7.44%
Over 10 years
  Amortized cost				      53,000				                   53,000		 1,209,000 			                  1,262,000
  Fair value             	50,000                   				50,000		 1,154,000				                  1,204,000
  Yield                				8.21%				                    8.21%		     8.72%				                      8.70%

Total amortized
 cost		                 $992,000	     $4,683,000	  $5,675,000	 $3,414,000	       $158,000	    $9,247,000
Total fair value			     $954,000	     $4,653,000	  $5,607,000	 $3,331,000 	      $151,000 	   $9,089,000
Total yield				            7.65%		         6.98%		      7.10%		     8.96%		         7.20% 		       7.79%





Securities classified as held for investment

                                         Gross          Gross
                          Amortized    Unrealized     Unrealized
                             Cost         Gains         Losses     Fair Value
                          -----------  -----------    ----------   ----------
As of December 31, 1993:
Obligations of U.S.
 Government		             $48,790,000  	 $2,244,000    $(12,000)	  $51,022,000
Obligations of U.S.
 Government agencies	     		4,809,000		      56,000		    (3,000)	    4,862,000
Government mortgage-
 backed securities	      		13,589,000     		149,000		   (17,000)	   13,721,000
Obligations of states
 and political
 subdivisions	           		26,183,000	   	1,648,000               		27,831,000
Other bonds and
 securities			              9,978,000	     	701,000		   (10,000)  		10,669,000
                         ------------    ----------    ---------  ------------
                      		 $103,349,000	   $4,798,000    $(42,000) 	$108,105,000
                         ============    ==========    =========  ============


As of December 31, 1992:
Obligations of U.S.
 Government		             $60,317,000	   $3,034,000	    $(6,000)	  $63,345,000
Obligations of U.S.
 Government agencies	       		915,000		      43,000					               958,000
Government mortgage-
 backed securities			      10,163,000		     222,000		   (73,000)		  10,312,000
Obligations of states
 and political
 subdivisions			           31,284,000		   1,534,000		   (33,000)		  32,785,000
Other bonds and
 securities			              9,877,000		     339,000		   (45,000)		  10,171,000
                          -----------    ----------    ---------  ------------
                        	$112,556,000 	  $5,172,000	  $(157,000)	 $117,571,000
                         ============    ==========   ==========  ============


Proceeds from sales of available-for-sale securities during 1994 were $23,072,000. Proceeds from sales of investments in debt securities were $4,558,000 and $0, in 1993 and 1992, respectively. Gross realized gains and realized losses were $126,000 and $363,000, respectively, in 1994. Gross gains on sales of investments in debt securities of $45,000 and $0 were realized in 1993 and 1992, respectively. As of December 31, 1994 and 1993, investment securities having a par value of $55,570,000 and $42,985,000, respectively were pledged to collateralize government and trust department deposits in accordance with federal and state requirements.




4.	LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:

Loans are comprised of the following at December 31:


                                     1994                    1993
                                Carrying Value          Carrying Value
                                --------------          --------------

Commercial		  	                   $46,880,000	            $47,299,000
Real estate, construction	  		      3,231,000		             3,391,000
Real estate, mortgage	          		217,512,000           		189,866,000
Consumer	                       	 	93,730,000            		81,119,000
                                 ------------            ------------
	                            	   $361,353,000	           $321,675,000
                                 ============            ============

Activity in the reserve for loan losses is summarized as follows:

                                    	1994	           1993	           1992

Balance, beginning of year		      $6,370,000	     $5,687,000	     $4,273,000
Provision for loan losses         			765,000     		1,592,000	     	2,387,000
Reserve of acquired branch							                                    721,000
Losses charged to the reserve,
 net of  recoveries of
 $772,000, $294,000 and $623,000,
 respectively 			                   (352,000)		     (909,000) 		  (1,694,000)
                                  -----------     -----------     ----------
Balance, end of year		            $6,783,000	     $6,370,000 	    $5,687,000
                                  ===========    ===========      ==========

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). The statement applies to financial statements for fiscal years beginning after December 15, 1994, and requires that certain impaired loans be recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral for collateral dependent loans. The Corporation will adopt this accounting statement effective January 1, 1995. It is anticipated that the adoption of this standard will not have a material effect on the Corporation's financial position or results of operations.



5.  BANK PREMISES AND EQUIPMENT:

The cost of Bank premises and equipment and the related accumulated depreciation as of December 31, 1994 and 1993 are summarized as follows:

                                         	1994	                 1993

Land		                                  $1,069,000	         $1,069,000
Building and premises			                10,601,000	 	       10,329,000
Furniture, fixtures and equipment 	    		6,856,000        	 	6,037,000
                                        ----------          ----------
                                    				18,526,000        		17,435,000
Accumulated depreciation			              7,719,000	         	6,668,000
                                        ----------          ----------
Net book value		                       $10,807,000	        $10,767,000
                                       ===========         ===========

Depreciation expense was $1,110,000, $906,000 and $798,000 for the years ended December 31, 1994, 1993 and 1992, respectively.



6.	SHORT-TERM BORROWINGS:

Short-term borrowings consisted of the following at December 31:

                                                      	1994	          1993

Federal Funds Purchased and Repurchase Agreements 		$9,267,000	    $9,260,000
Short-term Federal Home Loan Bank Advances			       10,500,000     	3,000,000
                                                    ----------     ----------
Total short-term borrowings          		            $19,767,000	   $12,260,000
                                                   ===========    ===========

Weighted average interest rate	                        		3.08%	        	2.21%



7.	TERM DEBT:

Term debt consisted of the following at December 31:

                                                   1994             1993
                                                  Carrying        Carrying
                                                   Value            Value
                                                  ----------      ----------
Term note payable, at prime
  (8.5% at December 31, 1994)                     $1,820,000	     $2,080,000
Federal Home Loan Bank advances, bearing
  interest at rates ranging from 4.15% to 7.00%		 21,967,000		    18,251,000
                                                 -----------     -----------
				                                             $23,787,000	    $20,331,000
                                                 ===========     ===========


The Term Note payable is due on December 31, 1996, with interest payable quarterly. The Note Agreement is collateralized by all of the common stock of a consolidated subsidiary and places certain restrictive covenants on the Corporation, including the maintenance of tangible net worth equal to the greater of 6% of total assets or $29,880,000, and the incurrence of additional indebtedness.

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

The aggregate minimum annual retirements of term debt in the next five years and thereafter are as follows:

	1995                                           $3,145,000
	1996                                            4,611,000
	1997                                            2,372,000
	1998                                            2,021,000
	1999                                            2,145,000
	Thereafter                                      9,493,000
                                               -----------
	                                              $23,787,000
                                               ===========


8.	COMMITMENTS:

The Corporation leases a banking facility and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from two to ten years. The future minimum rental payments required under operating leases are as follows:

Year ending December 31,                  Operating Leases
------------------------                  ----------------

	1995                                        $118,000
	1996                                         119,000
	1997                                         119,000
	1998                                         112,000
	1999                                          64,000
	Thereafter                                     8,000
                                         ------------
	     Total minimum lease payments           $540,000
                                         ============


Rent expense amounted to $181,000, $149,000 and $224,000 in 1994, 1993 and 1992, respectively.



9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Corporation is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of customers. These financial instruments include loan commitments, standby letters of credit, and unused credit card limits. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and unused credit card limits is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The total amounts of financial instruments with off-balance sheet risk are as follows:

                                    1994                      1993
                           ----------------------    ---------------------
                             Contract      Fair        Contract     Fair
                              Amount       Value        Amount      Value
                           -----------    -------    -----------   -------

Loan commitments       		  $30,966,000	   $77,000	   $24,895,000	  $62,000
Standby letters of credit	 		2,083,000   		26,000	    	2,132,000	  	27,000
Unused credit card limits			13,408,000      		N/A	   	11,872,000		     N/A


Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. The Corporation's average commitment for credit card loans is $2,720. As a result, collateral is not required on credit card loans.

The Corporation's lending is primarily focused in the local southeastern Ohio market and consists principally of single-family residential mortgages. The Corporation's largest group of business loans consist of Automobile Dealer Floor Plans, which totaled $19,238,000 and $13,782,000 at December 31, 1994 and 1993, respectively. It is the Corporation's policy to obtain the underlying inventory as collateral on these loans. The Corporation does not extend credit to any single borrower or group of related borrowers in excess of $7,576,000, the legal lending limit.




10. EMPLOYEE BENEFIT PLANS:

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

Net pension cost for 1994, 1993 and 1992 included the following components:

                                                 	1994     	1993      	1992
                                                  ----      ----       ----

Service cost-benefits earned during the year		  $260,000  $243,000	  $201,000
Interest cost on projected benefit obligations	  401,000  	388,000	   370,000
Actual return on plan assets	                  	(414,000)	(411,000) 	(405,000)
  Net amortization and deferral of initial
   transition credit and subsequent gains
   and losses		                                  (13,000)	 (11,000)	  (29,000)
                                                --------  --------   --------
      Net pension cost		                        $234,000	 $209,000	  $137,000
                                                ========  ========   ========


The funded status of the plan and accrued pension cost recognized at December 31, 1994 and 1993 were as follows:

                                                         	1994        	1993
                                                          ----         ----
Actuarial present value of benefit obligations:
  Vested benefits		                                   $3,958,000	  $4,479,000
  Nonvested benefits	                                  	 142,000	     155,000
                                                      ----------   ----------
Accumulated benefit obligation		                       4,100,000   	4,634,000
Impact of future salary increases		                    1,105,000    	 873,000
                                                      ----------   ----------
Projected benefit obligation	                         	5,205,000   	5,507,000
Plan assets at fair value, primarily U.S. Government
   obligations and collective investment stock
   and bond funds                                    		4,693,000   	5,026,000
                                                       ---------    ---------
Projected benefit obligations in excess
   of plan assets         		                            (512,000)	   (481,000)
Items not recognized in income:
  Unrecognized prior service cost		                      (92,000)    	(78,000)

Unrecognized net gain from past experience
  different from that assumed and effects of
  changes in assumptions		                              (404,000)  	 (211,000)
Initial transition credit which is being
  amortized over 21 years		                              (62,000)	    (66,000)
                                                       ----------   ---------
        Accrued pension cost included in
            other liabilities		                      $(1,070,000)	  $(836,000)
                                                     ============   ==========


Assumptions used for the plan at December 31, 1994 and 1993 are as follows:

                                                    	1994       	1993
                                                     -----       -----

Discount rate	                                      	8.50%      	7.25%
Rate of increase in compensation levels		            5.00%      	4.50%
Long-term rate of return on assets		                 8.50%      	8.50%


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

On January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106) which requires the accrual of the expected costs of providing postretirement benefits during the period of employee service. The net periodic postretirement benefit cost, which was due primarily to interest cost, was $68,000 and $74,000 for 1994 and 1993, respectively. The Corporation recognized the cumulative effect of its transition obligation of $583,000, net of taxes, as a decrease in income in 1993.

The status of the plan as of December 31, 1994 and 1993 was as follows:

                                                      		1994       	1993
                                                        ----        ----
Accumulated postretirement benifit
  obligation for retirees and beneficiaries
  eligible for benefits	                               $875,000	   $950,000
Unrecognized net gain			                                 (9,000)	  	(83,000)
                                                       --------    --------
Net postretirement benefit liability		                 $866,000	   $867,000
                                                       ========    ========



Assumptions used for the plan at December 31, 1994 and 1993 are as follows:

                                                        		1994       	1993
                                                          ----        ----

Weighted average discount rate	                          	8.50%	      7.25%
Effect of a 1% increase in assumed trend rate on:
   Service and interest cost		                           +9.00%	    +10.00%
   Accumulated postretirement benefit obligation	       	+9.00%     	+9.00%


In the table above, the assumed health care costs trend rate used in measuring the accumulated benefit obligation at December 31, 1994 was 10%, grading down 1% per year to an ultimate rate of 5%. At December 31, 1993, the assumed health care costs trend rate used in measuring the accumulated benefit obligation was 11%, grading down 1% per year to an ultimate rate of 5%.

On January 1, 1994, the Corporation adopted Statement of Financial Accounting Standard No. 112, "Employer's Accounting for Postemployment Benefits" (SFAS No. 112), which requires accrual accounting for benefits provided to former or inactive employees after employment, but before retirement. The adoption of this accounting standard did not have a material impact on the Corporation's financial position or results of operations.



11.  FEDERAL INCOME TAXES:

The Corporation and its banking affiliates file a consolidated federal income tax return and income tax expense is allocated among all companies based upon their federal taxable income or loss and tax credits.

On January 1, 1993 the Corporation adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are recognized at prevailing tax rates for temporary differences between financial statement and income tax bases of assets and liabilities. The Corporation recognized the cumulative effect of this change in accounting of $269,000 as an increase in income in 1993.

The effective federal income tax rate in the consolidated statement of income is less than the statutory corporate tax rate due to the following:

                                                    		December 31
                                                ------------------------
                                               	1994     	1993     	1992
                                                ----      ----      ----

Statutory corporate tax rate	                  	34.0%	    34.0%    	34.0%
Differences in rate resulting from:
  Interest on obligations of state and
     political subdivisions		                   (5.8)	    (7.9)	   (10.2)
  Other		                                        0.7	              	 0.4
                                               ------    ------    ------
                                              		28.9%    	26.1%    	24.2%
                                               ======    ======    ======

The components of the net deferred tax asset were as follows:

	                                 							         December 31    December 31
                                               							1994 	         1993
                                                  -----------    -----------
Deferred tax assets arising from:
  Loan loss reserve		                              $1,784,000    	$1,427,000
  Pension expense		                                   364,000	       317,000
  Unrealized holding loss on investment securities		  531,000
  Postretirement benefits other than pensions		       295,000       	297,000
  Deferred loan fees and costs	                      	328,000       	289,000
  Other                                             		257,000       	242,000
                                                   ----------     ----------
    Total deferred tax asset		                      3,559,000     	2,572,000
                                                   ==========     ==========

Deferred tax liabilities arising from:
  Depreciation		                                      468,000       	367,000
  Other	                                            	 511,000      	 153,000
                                                    ---------      ---------
    Total deferred tax liabilities		                  979,000       	520,000
                                                    =========      =========

         Net deferred tax assets		                 $2,580,000	    $2,052,000
                                                   ==========     ==========


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

Deferred federal income tax expense in 1992 was attributable to the following sources:

Difference in tax and book provision for loan losses		      $(303,000)
Deferral of nonrefundable loan fees for book	                 (59,000)
Other			                                                     (154,000)
                                                            ----------
		                                                          $(516,000)
                                                            ==========

The related federal income tax expense (benefit) on securities transactions approximated $(81,000) in 1994, $15,000 in 1993 and $13,000 in 1992.



12.  EARNINGS PER SHARE:

Fully-diluted earnings per share are calculated for 1993 and 1992 as if the Subordinated Debentures were converted as of the issue date, with a corresponding increase in net income from the after-tax reduction in interest expense. For purposes of the primary and fully-diluted earnings per share calculation, options granted under the 1993 stock option plan are considered common stock equivalents.




13.  RELATED PARTY TRANSACTIONS:

In the normal course of its business, the subsidiary banks have granted loans to certain executive officers and directors and their interests. The following is an analysis of activity of related party loans for the year ended December 31, 1994:

     Balance, January 1, 1994		          $9,615,000
     New loans			                        15,672,000
     Repayments			                      (13,913,000)
                                        -----------
     Balance, December 31, 1994		       $11,374,000
                                        ===========

Such amounts do not include loans to members of immediate families other than spouses of persons who are executive officers or directors. Such amounts include $2,696,000 of loans to one of the Corporation's directors which are considered by management to be potential problem loans. The credit risk associated with these loans has been considered by management in the Corporation's determination of the overall loan loss reserve.



14.  REGULATORY MATTERS:

The payment of dividends by banking subsidiaries is subject to various Regulatory restrictions. Laws provide that dividends in any calendar year generally shall not exceed the total net profits of that year plus the retained net profits of the preceding two years. As of December 31, 1994 approximately $9,000,000 of retained earnings of the banking subsidiaries were available for the payment of dividends to the parent corporation.

The Corporation's banking subsidiaries are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1994 the banking subsidiaries are required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively. The banking subsidiaries' actual ratios at that date were in excess of these stated minimums.



15.  FEDERAL RESERVE REQUIREMENTS:

The Federal Reserve requires that certain average reserve balances be maintained in the subsidiary banks' cash and due from banks account. The Reserve requirement is calculated on a percentage of total deposit liabilities and amounted to $6,091,000 and $5,010,000 at December 31, 1994 and 1993,
respectively.



16.  BRANCH ACQUISITIONS:

During 1992, the Corporation acquired approximately $32 million of assets and assumed $32 million of deposit and other liabilities from two unaffiliated institutions.



17.  CHANGES IN CAPITAL STRUCTURE:

On March 24, 1994, the Corporation declared a two for one stock split issued on April 29, 1994 to shareholders of record as of April 15, 1994. On January 25, 1993, the Corporation declared a ten percent stock dividend issued on April 15, 1993 to shareholders of record as of April 1,1993. All per share information in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the stock split and stock dividend.

During 1994, the Corporation's stockholders adopted an amendment to increase the authorized number of common shares to 6,000,000 from 4,000,000. Common stock and capital in excess of par value have been combined and presented as a single caption on the accompanying consolidated balance sheet.



18.  STOCK OPTIONS:

The Corporation is authorized under provisions of the 1993 Stock Option Plan to grant options to purchase 220,000 shares of the Corporation's Common Stock to key employees and directors at a price not less than the fair market value of the shares on the dates the options are granted. Options granted may be either "Incentive Options" or "Non-qualified Options" as defined by the Internal Revenue Code. The options expire 10 years from the date of grant.

Activity in the Plan for 1994 and 1993 is summarized as follows:

                                          1994                    1993
                                 ---------------------    ------------------
                                  Number        Option     Number     Option
                                 of Shares      Price     of Shares   Price
                                 ---------     -------    ---------  --------
NON-QUALIFIED STOCK OPTIONS
Outstanding at beginning of year	 16,100	        $20.50
  Granted		                        2,600	  	19.50-22.00    	16,100 	  $20.50
  Exercised                        		220	        	20.50
  Cancelled		                      1,980        		20.50
                                  -------                  --------
Outstanding at end of year      		16,500		  19.50-22.00	    16,100		  $20.50

Exercisable at end of year	       	6,280   $19.50-22.00	     3,220	   $20.50
                                 =======   ============     ======   =======

INCENTIVE STOCK OPTIONS
Outstanding at beginning of year		38,000	        $17.50
  Granted	                      	136,500	       	23.375    	38,000	   $17.50
  Exercised		                      1,000        		17.50
  Cancelled		                      2,000	        	17.50
                                --------                   -------
Outstanding at end of year		     171,500	  17.50-23.375	    38,000	   	17.50
                                ========   ============    =======    ======

Exercisable at end of year      		35,000	        $17.50	    38,000	   $17.50
                                 =======   ============    =======    ======

All options reflect the effect of a two for one stock split effective April 15, 1994. At December 31, 1994, 32,000 non-qualified options remained available for future grants under the 1993 Plan. Outstanding stock options are considered common stock equivalents in the computation of earnings per share.



19.  PARENT COMPANY ONLY FINANCIAL INFORMATION:



BALANCE SHEET, DECEMBER 31            	              1994 	          1993
                                                  ----------      ----------
Assets:
Cash		                                              $656,000	      $128,000
Receivable due from subsidiary	                  		2,012,000	    	1,606,000
Investment securities:
  Securities available-for-sale (amortized cost
    of $757,000 at December 31, 1994)	           		1,261,000
  Securities held for investment (fair value
    approximates $1,009,000 at December 31, 1993)	              				569,000
                                                   ---------       --------
        Total investment securities			             1,261,000      		569,000
Capital note receivable due from subsidiary     			3,000,000		    3,000,000
Investments in subsidiaries, at equity		 	        40,627,000	   	38,269,000
Excess cost over net assets acquired			            1,104,000    		1,241,000
Other	                                            	 	709,000	      	599,000
                                                 -----------    -----------
    Total assets		                               $49,369,000	   $45,412,000
                                                 ===========    ===========
Liabilities:
Accrued interest payable and accrued expenses		     $409,000	      $116,000
Pension accrual		                                 	1,070,000       		31,000
Dividends payable		                                	 435,000	      	407,000
Term debt (Note 7)		                              	1,820,000	    	2,080,000
                                                 -----------    -----------
Total liabilities		                               	3,734,000     	2,634,000

Stockholders' Equity	 		                          45,635,000	   	42,778,000
                                                 -----------    -----------
    Total liabilities and stockholders' equity		 $49,369,000	   $45,412,000
                                                 ===========    ===========




STATEMENT OF INCOME
YEAR ENDED DECEMBER 31,                  	1994         	1993     	    1992
                                      ------------  ------------  -----------
Income:
Dividends from subsidiaries		          $2,320,000	   $5,130,000   	$1,810,000
Interest ($287,000, $40,000, and
  $55,000 from subsidiaries,
  respectively)	                         	301,000       	58,000	       60,000
Management fees from subsidiaries		       818,000      	770,000	      698,000
Other	                                  	 123,000      	110,000       	39,000
                                       ----------    ----------    ----------
    Total income                      		3,562,000    	6,068,000	    2,607,000

Expenses:
Interest	                                	141,000      	169,000      	333,000
Salaries and benefits	                   	948,000      	848,000      	660,000
Other	                                  	 549,000     	 709,000	      630,000
                                       ----------    ----------    ----------
    Total expenses	                    	1,638,000    	1,726,000    	1,623,000
                                       ----------    ----------    ----------
Income before federal income taxes
  and equity in undistributed earnings
  of subsidiaries	                     	1,924,000	    4,342,000	      984,000
Applicable income tax benefit		           100,000      	231,000      	237,000
Equity in undistributed earnings of
  subsidiaries	                        	3,724,000	      498,000	    3,329,000
                                       ----------    ----------    ----------
Net income	                           	$5,748,000   	$5,071,000	   $4,550,000
                                       ==========    ==========    ==========


STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,                   1994          1993          1992
                                      ------------  ------------  -----------

Cash flows from operating activities:
Net income		                           $5,748,000	   $5,071,000	   $4,550,000
Adjustments to reconcile net income
   to cash provided by operations:
     Amortization and depreciation	      	134,000      	265,000      	281,000
     Equity in undistributed
       earnings of subsidiaries	      	(3,724,000) 	   (498,000)	  (3,329,000)
     Other, net	                       	1,103,000	      115,000	     (159,000)
                                      -----------    -----------   ----------
        Net cash provided by
          operating activities	        	3,261,000	    4,953,000    	1,343,000


Cash flows from investing activities:
Net decrease in short-term investments				                             40,000
Purchase of investment securities		      (188,000)	                  	(50,000)
Expenditures for premises and equipment		 (46,000)	     (20,000)       (4,000)
Proceeds from sale of
  premises to subsidiary                              				            362,000
Purchase of capital note
  receivable due from subsidiary		 	                 (3,000,000)
                                         ---------  ------------     --------
        Net cash provided by
          investing activities		         (234,000)  	(3,020,000)	     348,000


Cash flows from financing activities:
Cash dividends paid		                  (1,623,000)	  (1,510,000)	  (1,276,000)
Payments on long-term debt             		(260,000)    	(276,000)    	(292,000)
Purchase of treasury stock		             (215,000)    	(498,000)    	(159,000)
Change in receivable from subsidiary	 	  (406,000)	     159,000 	    (184,000)
Proceeds from issuance of common stock	    	5,000
                                       -----------  ------------  -----------
        Net cash used in
          financing activities		       (2,499,000)  	(2,125,000) 	 (1,911,000)
                                       -----------  ------------  -----------

        Net (decrease) increase in cash	  528,000	     (192,000)	    (220,000)

Cash at the beginning of the year		       128,000	      320,000     	 540,000
                                        ---------     ----------    ---------

         Cash at the end of the year		   $656,000	     $128,000	     $320,000
                                         ========      ========      ========


The parent company paid interest totaling $141,000, $185,000 and $371,000 during the years ended December 31, 1994, 1993 and 1992, respectively.

The Corporation's investment in subsidiaries is reflected at an amount equivalent to the underlying fair value of the subsidiaries at the date of acquisition adjusted to reflect the changes in equity of such subsidiaries since acquisition. Stockholders' equity reflected in the Parent Company Only balance sheet includes undistributed earnings of subsidiaries which are restricted from transfer to the Corporation in the form of dividends. Such amounts approximated $20,000,000 and $16,300,000 at December 31, 1994 and 1993, respectively.





REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of Peoples Bancorp Inc.

We have audited the accompanying consolidated balance sheets of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1994 and 1993 and the consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Corporation changed its method of accounting for investment securities in 1994. As discussed in Notes 10 and 11, the Corporation changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1993.



/s/ COOPERS & LYBRAND L.L.P.
Coopers & Lybrand L.L.P.


Columbus, Ohio
January 26, 1995





AVERAGE BALANCES & ANALYSIS OF NET INTEREST INCOME



                                              					(dollars in thousands)
                          	1994                           			1993 	                       		  1992
               -----------------------------     -----------------------------    -----------------------------
              	Average  	Income/	  Average	      Average	  Income/	  Average	     Average   Income/ 	 Average
	              Balance   Expense 	Yield/Rate    	Balance  	Expense 	Yield/Rate    Balance 	 Expense 	Yield/Rate
               -------   -------  ----------     -------   -------  ----------    -------   -------  ----------


Securities<F1>:
Taxable	       $77,811	   $5,229	    6.7%	       $79,086	   $5,959   	7.5%	       $81,607	   $6,378    	7.8%
Nontaxable<F2>	 23,647	    2,278	    9.6%	        26,895	    2,608	   9.7%	        29,363	    2,874	    9.8%
               -------     -----     ----        -------     -----    ----        -------     -----     ----
  Total	       101,458	    7,507	    7.4%       	105,981   	 8,567  	 8.1%	       110,970	    9,252	    8.3%

Loans:
Commercial	     43,782	    3,773	    8.6%	        45,024    	3,590   	8.0%	        40,250	    3,543	   8.8%
Real estate   	206,157   	16,481	    8.0%	       184,014   	15,319   	8.3%       	178,025	   16,415	   9.2%
Consumer (net) 	87,536    	8,598    	9.8%        	77,244    	7,736  	10.0%        	72,758	    7,830	  10.8%
Valuation
  reserve      	(6,680)	                         	(6,095)	 	                     	 (5,298)
               -------    ------     ----        --------   ------    ----        -------    ------    ----
    Total	     330,795   	28,852    	8.7%	       300,187	   26,645	   8.9%	       285,735	   27,788	   9.7%

Money Market:
Interest-bearing
  deposits	      1,734	       66	    3.8%	         8,562	      209	   2.4%	         6,894	      452	   6.6%
Federal funds
  sold        	 10,615	      422   	 4.0%       	 17,706	      623	   3.5%	        21,462	    1,035	   4.8%
                ------       ---     ----         ------       ---    ----         ------     -----    ----
    Total     	 12,349	      488   	 4.0%	        26,268	      832	   3.2%	        28,356	    1,487	   5.2%

    Total
     earning
     assets	   444,602	   36,847	    8.3%	       432,436	   36,044	   8.3%	       425,061	   38,527	   9.1%

Other assets	   35,422			                         32,580			                        27,263
              --------                          --------                         --------
    Total
     assets	  $480,024			                       $465,016			                      $452,324
              ========                          ========                         ========

Deposits:
Savings	       $75,422	    2,106	    2.8%	       $72,999	    2,107	   2.9%	       $61,660 	    2,195	   3.6%
Interest-
 bearing
 demand
 deposits	      85,326	    2,212	    2.6%	        80,100	    1,998	   2.5%    	    73,830	     2,310	   3.1%
Time	          187,842    	9,298	    4.9%       	196,374    	9,750  	 5.0%      	 224,898	    12,681	   5.6%
               -------     -----     ----        -------     -----    ----        -------     ------    ----
  Total       	348,590   	13,616   	 3.9%       	349,473   	13,855   	4.0%	       360,388	    17,186	   4.8%

Borrowed Funds:
Short term	     10,953      	337    	3.1%         	9,186      	203   	2.2%	         9,398	       262	   2.8%
Long term	      24,614	    1,471   	 6.0%       	 19,611	    1,205  	 6.1%    	     6,549	       439	   6.7%
                ------     -----     ----         ------     -----    ----         ------        ---    ----
  Total	        35,567	    1,808	    5.1%       	 28,797	    1,408  	 4.9%	        15,947	       701	   4.4%

  Total
   interest-
   bearing
   liabilities	384,157	   15,424	    4.0%       	378,270   	15,263	   4.0%	       376,335	    17,887	   4.8%

Noninterest-
  bearing
  deposits     	46,224	                          	41,621		                        	38,403

Other
  liabilities	   5,029	                         		 4,320		                          3,485
               -------                          --------                         --------
  Total
   liabilities	435,410			                        424,211			                       418,223

Stockholders'
  equity	       44,614			                         40,805		                        	34,101
              --------                         ---------                        ---------
Total
 liabilities
 and
 stockholders'
 equity	      $480,024	                       		$465,016	                        $452,324
              ========                          ========                         ========

Interest rate spread	   	$21,423   	 4.3%		                   $20,781	     4.4%		              $20,640	       4.4%
                         =======     ====                     =======      ====                =======        ====
Interest revenue/
  earning assets			                  8.3%	                               		8.3%			                            9.1%
Interest expense/
  earning assets		                 	 3.5%                              			 3.5%			                            4.2%
                                     ----                                  ----                               ----
    Net yield on earnings assets			  4.8%	                              		 4.8%                            			4.9%
                                     ====                                  ====                               ====



<F1> Average balances of investment securities based on historical cost.

<F2> Computed on a fully tax equivalent basis by dividing
nontaxable income by 66% and reducing the result by the municipal interest limitation. The interest income was increased by $739,000, $733,000 and $820,000 for 1994, 1993 and 1992,
respectively.

<F3>  Nonaccrual loans are included in the average balances
listed. Related income on nonaccrual loans through the date the loan was put on accrual status is included in loan income. As of December 31, 1994, 1993 and 1992, nonaccrual loans outstanding were $902,000, $1,416,000 and $1,279,000, respectively.

<F4> Loan fees included in income for 1994, 1993 and 1992 were
$773,000, $558,000, and $512,000, respectively.










RATE VOLUME ANALYSIS/MATURITIES TABLES



Rate Volume Analysis
                              	                    (dollars in thousands)

                  Change in Income/Expense<F1>     Rate Effect	                 Volume Effect
                  ---------------------------- -----------------------      ---------------------
                   	1994     1993     1992	    1994   	 1993	    1992	      1994 	  1993 	   1992


Investment income:
 Taxable 	          $(730)	  $(419)   $224	    $(635)   $(225) 	 $(447)     $(95)   $(194)   $671
 Nontaxable          (330)	   (266)	   (85)	     (17)	    (26)	    (89)     (313) 	 	(240)	 	   4
                    ------   ------   -----    ------   ------   ------     -----   ------   ----
 Total           		(1,060)  		(685)		  139	     (652)	   (251)	   (536)     (408) 	 	(434) 	  675

Loan income:
  Commercial		        183		     47		  (544)	 	   284	    (351)	   (575)		   (101)		   398		    31
  Real estate		     1,162	  (1,096)		 (513)	    (626)	 (1,634)		(2,485)		  1,788 		   538		 1,972
  Consumer		          862	     (94)	    (8)	    (151)	   (561)    (144)	 	 1,013	 	   467	 	  136
                    -----   -------   -----     -----  -------  -------    ------     ---   -----
  Total		           2,207	  (1,143)	 (1,065)  	 (493)	 (2,546)	 (3,204)		  2,700		  1,403 		2,139

Money market funds	  (344)	   (655)	   (506)		   151	    (583)	   (599)	    (495) 	   (72) 	 	 93
 Total interest
 income	              803	  (2,483) 	(1,432) 	  (994)	 (3,380) 	(4,339) 		 1,797		    897 		2,907
                     =====  =======  =======    =====  =======  =======    =====      ===   =====
Interest expense:
 Savings	              (1)	    (88)		  (144)	    (70)	   (454)	   (714)		     69		    366 		  570
 Interest-bearing
 demand deposits    		214	    (312)	   (784)		    80	    (496)	 (1,192)  		  134 		   184		   408
 Time            	   (452)	 (2,931)	 (2,995)   	 (30)	 (1,422)	 (2,943)	    (422)	 (1,509)	   (52)
 Short-term
 borrowings	 	        134	     (59)	   (233)	 	   90	     (53)	   (231)	 	    44	      (6)	    (2)
 Long-term
 borrowings	 	        266	 	   766	    (129)	    (34)	    (40)	    (87)	 	   300	 	    806 	  (42)
                     ----    ------  -------     ----  -------  -------     -----   -------   ----
Total interest
 expense		            161	  (2,624)  (4,285) 		  366 	 (2,465) 	(5,167)    		125		    (159)		 882
                      ---   -------  -------     ---   -------  -------      ---      -----   ---
	                    $642	    $141	  $2,853	 $(1,030)	  $(915)    $828		  $1,672 	  $1,056	 $2,025
                     ====     ====   ======  ========   ======    ====    ======    ======  ======



<F1> The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each.





LOAN MATURITIES
At December 31, 1994:

                           Due in	       One Year	     Due
                          	One Year 	    Through 	     After
                           or Less	      Five Years	   Five Years	    Total
                          ----------    ------------  ------------   --------
Loan Type
Commercial loans:
 Fixed            		       $1,520	       $1,445	       $2,443	         $5,408
 Variable			               32,879	       	4,391	       	4,202       		 41,472
                           ------        ------        ------          ------
                        			34,399      	 	5,836      	 	6,645       	 	46,880

Real estate loans:
 Fixed			                      84		       4,408		      39,872		        44,364
 Variable			                   37	 	     10,958	     	165,384       		176,379
                               --        ------       -------         -------
                          	 		121     	 	15,366     		205,256       		220,743

Consumer loans:
 Fixed			                   2,843		      76,835		       4,039	        	83,717
 Variable		 	                 206	       	8,110      		 1,697        		10,013
                            -----        ------         -----          ------
                         			3,049	      	84,945      		 5,736       		 93,730

TOTAL		                   $37,569		    $106,147	     $217,637	       $361,353
                          =======      ========      ========        ========



MATURITIES SCHEDULE OF LARGE CERTIFICATES OF DEPOSIT OVER $100,000 As of December 31,
                                    (dollars in thousands)

                        	1994 	        1993 	      1992 	       1991
                         ----          ----        ----         ----

Under 3 months		        $5,657	       $5,761	     $7,810	      $15,099

3 to 6 months		          2,149	        2,241   	   5,957  	       *
6 to 12 months		         5,868	        2,859 	     2,109
                         -----         -----       -----        ------
3 to 12 months		         8,017	        5,100	      8,066	        7,674

Over 12 months		        12,695	        6,939	      7,291       	 4,198
                        ------        ------      ------       -------
TOTAL	           	     $26,369	      $17,800	    $23,167	      $26,971
                       =======       =======     =======       =======


*	The maturity schedule of large certificates of deposit prior to 1992 is in accordance with regulatory guidelines for preparation of quarterly Call Reports. The accounting system did not provide a split of the 3 to 12 months category into categories of 3 to 6 months and 6 to 12 months.



LOAN PORTFOLIO ANALYSIS

                                   (dollars in thousands)

                      	1994	       1993	       1992	       1991	       1990
                       ----        ----        ----        ----        ----

Year-end balances:
 Commercial		          $46,880	    $47,299	    $40,253	    $42,557	    $39,818
 Real estate		         217,512	    189,866	    176,119	    163,670	    151,242
 Real estate
  construction		         3,231	      3,391	      1,965	      3,073	      1,400
Consumer (net)		        88,307	     76,977	     69,030	     65,168	     65,680
Credit card		            5,423	      4,142	      3,768	      3,785	      3,580
                      --------     -------     -------     -------     -------
Total		               $361,353	   $321,675	   $291,135	   $278,253	   $261,720
                      ========    ========    ========    ========    ========

Average loans		       $330,795	   $300,187	   $285,735	   $266,268	   $257,214
                      ========    ========    ========    ========    ========


Reserve for possible
 loan losses,
 January 1	             $6,370	     $5,687	     $4,273	     $4,086	     $3,765
Reserve for losses
 of acquired branch				                             721
Loans charged off:
 Commercial		               39	        193	       1,163	       572	        576
 Real estate		             189	        143	         295	       401	         91
 Consumer		                842	        816	         826	     1,002	        753
 Credit card		              54	         51	          33	        62	         43
                           ---         ---        -----      -----         ---
Total		                  1,124	      1,203	       2,317	     2,037	      1,463


Recoveries:
 Commercial		              392	         60	         241	        91	         12
 Real estate		              61	         65	         110	        25	         48
 Consumer		                304	        157	         267	       354	        243
 Credit card		              15	         12	           5	         6	          6
                           ---         ---          ---        ---         ---
Total		                    772	        294	         623	       476	        309
                           ===         ===          ===        ===         ===


Net chargeoffs:
 Commercial		             (353)	       133	         922	       481	        564
 Real estate		             128	         78	         185	       376	         43
 Consumer		                538	        659	         559	       648	        510
 Credit card		              39	         39	          28	        56	         37
                          -----        ---          ---        ---         ---
Total		                    352	        909	       1,694	     1,561      	1,154
                           ===         ===        =====      =====       =====


Charged to operations		    765     	 1,592      	 2,387	     1,748	      1,475

Reserve for loan
losses December 31		    $6,783	     $6,370	      $5,687	    $4,273	     $4,086
                        ======      ======       ======     ======      ======


Reserve for possible loan losses as of December 31:

Commercial		            $3,281	    $3,185	       $2,651	    $1,797	     $2,145
Real estate		            1,828	     2,000	        1,189	     1,108	        510
Consumer		               1,096	       987	          602	       454	        425
Credit card		               89	       166	           45        	45	         41
Unallocated		              489	        32	        1,200	       869	        965
                        ------     ------        ------     ------      ------
Total		                 $6,783	    $6,370	       $5,687	    $4,273	     $4,086
                        ======     ======        ======     ======      ======


Percentage of loans to total loans at December 31:

Commercial		            13.0%	      14.7%	        13.8%	     15.3%	      15.2%
Real estate		           61.1	       60.1	         61.2      	59.9	       58.3
Consumer		              24.4	       23.9	         23.7	      23.4	       25.1
Credit card		            1.5	        1.3	          1.3	       1.4	        1.4
                        -----       -----         -----      -----       -----
Total		                100.0%	     100.0%	       100.0%    	100.0%     	100.0%


Ratio: Net chargeoffs/average loans:

Commercial		          (0.11)%	     0.05%	        0.32%	      0.18%       0.22%
Real estate		          0.04	       0.02	         0.06	       0.14	       0.02
Consumer		             0.16	       0.22	         0.20	       0.24	       0.20
Credit card		          0.01	       0.01	         0.01       	0.02	       0.01
                      -------      -----         -----       -----       -----
Total		                0.10%	      0.30%	        0.59%	      0.58%	      0.45%
                      =======      =====         =====       =====       =====

Nonperforming loans:

Nonaccrual loans		     $902	      $1,416	      $1,279	     $1,301	      $1,769
Loans 90+ days
 past due		           1,082	         896	       1,284	      1,706	       1,844
Other real
 estate owned		          97	          38	          49	        779	         144
Troubled debt
 restructuring	                                                     	 	 	 	 	3
                     ------       ------       ------      ------       ------
Total		              $2,081	      $2,350	      $2,612	     $3,786	      $3,760
                     ======       ======       ======      ======       ======

Nonperforming loans
 as a percent of total
 loans		                0.6%	        0.7%	        0.9%	       1.4%	        1.4%
                       ----         ----         ----        ----         ----


The provision for possible loan losses for financial reporting purposes is based upon past experience and an evaluation of potential losses in the current loan portfolio. In management's opinion, the provision is considered sufficient to maintain the loan loss reserve at a level adequate to absorb all anticipated losses existing in the loan portfolios at the balance sheet dates. Loans are classified as nonaccrual when, in the opinion of management, the collection of principal or interest is unlikely. No interest is taken into income on nonaccrual loans until such time as the borrower demonstrates the ability to pay principal and interest. Interest income on nonaccrual loans which would have been recorded under the original terms of the loans for 1994, 1993 and 1992 was $48,000 (of which $36,000 was actually recorded), $149,000 (of which $41,000 was actually recorded) and $205,000 (of which $111,000 was actually recorded), respectively.





MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following discussion and analysis of the consolidated financial statements of Peoples Bancorp Inc. is presented to give the reader insight into management's assessment of the financial results. It also recaps the significant events that led to the results. Our subsidiaries, The Peoples Banking and Trust Company (Peoples Bank), The First National Bank of Southeastern Ohio (First National), and The Northwest Territory Life Insurance Company, provide financial services to individuals and businesses within our market area. Peoples Bank is chartered by the State of Ohio and subject to regulation, supervision, and examination by the Federal Deposit Insurance Corp-oration (FDIC) and the Ohio Division of Banks. First National is a member of the Federal Reserve System and subject to regulation, super-vision, and examination by the Office of the Comptroller of the Currency. This discussion and analysis should be read in conjunction with the audited financial statements and footnotes and with the ratios, statistics and discussions contained elsewhere in the Annual Report.



OVERVIEW OF THE INCOME STATEMENT

Net income increased by $677,000 or 13.4% to $5,748,000 in 1994.
Fully tax equivalent net interest income increased $642,000 in 1994 compared to 1993, an increase of 3.1%. The yield on interest-earning assets decreased by five basis points to 8.29% while the rate paid on interest-bearing liabilities decreased by one basis point to 4.02%. Excluding the gains and losses from sales of investment securities, non-interest income increased 4.3% to $4,075,000 in 1994 compared to $3,907,000 last year.
Non-interest expense increased 3.6% from $15,124,000 in 1993 to $15,672,000 this year.

During 1993, Peoples Bancorp adopted Statements of Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits other than Pensions" and No. 109, "Accounting for Income Taxes", which resulted in a reduction of net income of $314,000.




INTEREST INCOME AND EXPENSE

Net interest income after provision for loan losses increased by 7.9% or $1,459,000 to $19,915,000 for 1994. Interest income increased by $793,000. Interest and fees on loans increased by $2,203,000 while all other interest income categories decreased $1,410,000. Growth in balances accounted for the increased interest and fees on loans. The average balance of loans increased from $300,187,000 to $330,795,000. Interest expense increased modestly, $161,000 or 1.1%, to $15,424,000. Average deposit balances remained at about the same level as last year while the average balance of borrowed funds increased from $28,797,000 to $35,567,000. Overall, the net yield on earning assets (please see Average Balances and Analysis of Net Interest Income schedule) remained the same as last year, 4.8%. Management anticipates a modest decline in the net yield on earning assets in 1995.



NON-INTEREST INCOME

Several categories of non-interest income reported increases over 1993. Income from fiduciary activities increased 8.9%, or $132,000 to $1,607,000. This increase came due to increases in the number of accounts served and assets under management. Account service charge income increased 12.4%, or $161,000 to $1,456,000 as emphasis was placed on recovering costs associated with services provided. Total Visa fees more than doubled to $356,000 as the Corporation started a new Gold card program and added electronic capture for many of our merchants.

During 1994 management elected to sell some of the lower yielding investments in its available for sale portion of the portfolio and replace them with higher yielding securities. This opportunity to improve the overall yield of the portfolio was available due to the dramatic increases in market interest rates during 1994. Net losses on the sale of securities were $237,000 this year compared to net gains in 1993 of $45,000. Management does not expect to generate gains and losses on the sale of securities in the normal course of business.



NON-INTEREST EXPENSE

The most significant reduction in non-interest expenses was gained in the provision for loan losses. In 1994 the provision for loan losses was $765,000, down 51.9% from 1993. Overall loan quality has improved and net charge-offs were down significantly from 1993 (please see additional discussion under Reserve for Possible Loan Losses). Other categories within non-interest expenses did not experience dramatic changes over 1993. Of note, however, was an increase in salaries and benefits of $147,000 or 2.0%. Management emphasis on efficiency within its operating units resulted in this modest increase. Building depreciation increased from $333,000 in 1993 to $418,000 in 1994, an increase of 25.5%. 1994 was the first full year of depreciation on the major improvements to Peoples Bank's downtown Marietta facility. These improvements give the Corporation the facilities necessary for future expansion.



RETURN ON ASSETS (ROA)

Return on average assets has increased from 1.09% in 1993 to 1.20% in 1994. ROA has increased in each of the last three years. Since 1991, ROA has increased an average of 12.3% per year. In 1994 average total assets increased by approximately $15 million or 3.2% while net income increased by 13.35%. Since net income increased faster than average assets, ROA improved. Management has developed an operating plan for 1995 that anticipates ROA remaining at current levels.



RETURN ON EQUITY (ROE)

Peoples Bancorp's return on average equity has remained relatively constant over the past several years. Since 1989 the high has been 12.9% in 1994 and the low has been 11.7% in 1991. The increase in ROE this year is mainly due to increased net income. Total stockholders' equity was impacted by Financial Accounting Standards Board (FASB) Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Unrealized losses in the investment portfolio are recognized as reductions in the equity section of the balance sheet as a separate line item. The reduction in equity for the unrealized losses in the investment portfolio is $1,030,000, net of taxes, as of December 31, 1994. Management believes that ROE is an important measure of an organization's financial strength. In 1995, management expects modest improvement in ROE.



FEDERAL INCOME TAX EXPENSE

Federal income taxes increased from $1,899,000 in 1993 to $2,333,000 this year. The effective tax rate increased from 26.1% to 28.9%. In 1994 the Corporation had less interest on obligations of state and political subdivisions (this interest is not taxable for federal purposes) and thus had less of an adjustment in its taxable income. As funds are available for investment, management determines whether the financial result would be better on taxable or tax-exempt obligations and invests accordingly.



OVERVIEW OF BALANCE SHEET

Total assets have increased by $32,633,000, or 7% to $498,006,000 as of December 31, 1994. Growth on the asset side of the statement has been almost exclusively with loans. Net loans increased by $39,265,000 to $354,570,000 during 1994.
Deposits increased by $18,180,000 or 4.7% to $403,819,000.
Short-term borrowings increased from $12,260,000 to $19,767,000 and term debt increased $3,456,000 to $23,787,000.



LOANS

Loan demand has been strong in Peoples Bancorp's market area. Total loans have increased by $39,678,000 or 12.3% to $361,353,000. Real estate mortgage loans to individuals and businesses increased 14.6%, $27,646,000, to $217,512,000.
Individuals actively looked to refinance home mortgages during 1994 and Peoples Bancorp was successful in capturing many of these loans. Business real estate loans were a significant part of the growth in this category. Much of this loan growth came from our loan production office in Newark, Ohio. 1994 was the first full year of operation for this office. Total loans outstanding at December 31, 1994 that were generated by the Newark office were $7,160,000. Consumer loans were also up significantly from $81,119,000 last year to $93,730,000 as of December 31, 1994. During the summer of 1994, a new risk-based pricing schedule was introduced. This was particularly effective in our indirect lending area. Indirect lending means that the customer deals with a non-bank employee (usually a car dealer) and that person helps with the paperwork in exchange for a fee. The risk-based pricing coupled with a tiered interest rate structure in indirect deals gained widespread acceptance. Commercial loans, other than those backed by real estate, declined slightly to $46,880,000. The mix of loans has changed slightly. More loans are real estate mortgage loans (60.2% versus 59.0% last year) and less are commercial loans (13.0% versus 14.7% last year). The change in loan mix is not expected to have a major impact on the Corporation's future income statements.



LOAN CONCENTRATION

Peoples Bancorp does not have a concentration of its loan portfolio in any one industry. Real estate lending continues to be the most significant part of our loan portfolio representing
61.1% of total loans.



RESERVE FOR POSSIBLE LOAN LOSSES

The reserve for loan losses as a percentage of loans decreased from 1.98% at December 31, 1993 to 1.88% at this year end. The total dollar amount of the reserve increased 6.5% to $6,783,000. The provision for loan losses (this is the amount of expense on the income statement) was $765,000, down significantly from last year. A key reason for the reduction was the decline in net loans charged off from $909,000 in 1993 to $352,000 this year. Net loan chargeoffs as a percentage of average loans outstanding declined from 0.3% last year to 0.1% for 1994. The reserve had been higher in 1993 due to uncertainty regarding loans acquired in an acquisition from the Resolution Trust Company in 1992. Management has been able to reduce the reserve specifically allocated to those loans as the quality of the loans was proven over time. Non-performing loans as a percentage of loans outstanding has improved. At December 31, 1994 non-performing loans were 0.58% of outstanding loans, as compared to 0.73% last year. Overall loan quality, as indicated by these benchmarks, has improved and thus justifies the reserve for possible loan losses. Management believes that the reserve is adequate.



FUNDING SOURCES

Peoples Bancorp considers deposits, short-term borrowings, and term debt when evaluating funding sources. In today's high-tech world, the cost of funds should not be considerably different in southeastern Ohio as it is elsewhere in the country. Markets are not totally efficient so one will observe pockets of higher or lower costs from area to area. Because of the improvements in market efficiency management of Peoples Bancorp looks at a much broader array of funding sources than in the past. Deposits continue to be the most significant source of funds for Peoples Bancorp. Noninterest bearing deposits increased 6.7% to $48,121,000 and interest bearing deposits increased 4.5% to $355,698,000 as of December 31, 1994. Federal Funds Purchased and Repurchase Agreements remained constant at $9,267,000. Short-term Federal Home Loan Bank Advances increased from $3,000,000 at December 31, 1993 to $10,500,000 this year. The average balance in these short-term funds was $1,537,000, reflecting Peoples Bancorp's ability to utilize these funds as needed to support funding needs. Longer term Federal Home Loan Bank advances increased $3,716,000 to $21,967,000. Total funding sources increased $29,143,000 or 7.0% to $447,373,000 as of
December 31, 1994. Management expects deposits to continue to be the dominant source of funds in the immediate future. However, efforts will continue in the pursuit of alternative funding sources.



CAPITAL / STOCKHOLDERS' EQUITY

The capital position of Peoples Bancorp remains strong. Total stockholders' equity has increased by 6.7% to $45,635,000 at December 31, 1994. The increase came through retention of net income as the Corporation earned $5,748,000. Dividends paid were $1,682,000, up 11.4% over 1993. Dividends paid were 29.3% of net income for the year. Stockholders' Equity was reduced for an adjustment to market value on available-for-sale securities of $1,030,000 as of December 31, 1994. This adjustment was required due to implementation of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, in the first quarter of 1994.

During 1994 the Corporation purchased $215,000 of its own shares for the treasury. Purchases were made in accordance with guidelines established by the Board of Directors. Treasury shares may be used for future acquisitions. Management anticipates purchasing additional shares in accordance with established guidelines.

Banking regulators have established risk-based capital guidelines for measuring capital adequacy. The guidelines establish various levels of risk to each category of assets. Peoples Bancorp's core risk-based capital was 12.9% at December 31, 1994 compared to 13.5% last year and total risk-based capital was 14.1% at December 31, 1994 compared to 14.7% last year. The regulatory guidelines require minimum core and total risk-based capital of 4% and 8%. Management expects to maintain capital in excess of regulatory guidelines.



LIQUIDITY

Liquidity measures an organization's ability to meet cash obligations as they come due. The Consolidated Statement of Cash Flows presented on page 15 of the accompanying financial statements provides analysis of the Corporation's cash and cash equivalents. Additionally, management considers that portion of the loan portfolio that matures within one year and maturities within one year in the investment portfolio as part of our liquid assets. The Corporation's liquidity is monitored by the Asset/Liability Committee (ALCO), which establishes ranges of acceptable liquidity and monitors compliance. No violations of policy have occurred during the reporting period. The current liquidity position is adequate to fund off-balance sheet commitments. See additional discussion of off-balance sheet commitments in Note 9 of the accompanying financial statements.



EFFECTS OF INFLATION ON FINANCIAL STATEMENTS

Substantially all of the Corporation's assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation to the same degree as companies in capital intensive industries. During a period of rising prices, a net monetary asset position results in loss in purchasing power and conversely a net monetary liability position results in an increase in purchasing power. In banks, monetary assets exceed monetary liabilities, therefore, as prices have increased over the past year the financial institutions experienced a decline in the purchasing power of their net assets.



INTEREST RATE SENSITIVITY_MATURITY OR REPRICING

The following Interest Rate Sensitivity Table presents Peoples
Bancorp's Interest Rate Sensitivity Position at December 31,
1994:

                                    At December 31, 1994 (thousands)
                          ---------------------------------------------------
                         	0 - 3     	4 - 12 		              Over
                         	Months 	   Months 	   1 - 5 Yrs 	 5 Yrs 	    Total
                          ------     ------     ---------   -----      -----
Interest earning assets:
	Investment Securities:
   Securities classified
    as available-for-sale
	     Taxable             $2,260	    $12,228	    $39,588    $14,394    $68,470
	     Tax-exempt           1,495	      4,377	     15,542	       288	    21,702
                          ------     -------     -------    -------    -------
        Total		            3,755	     16,605	     55,130	    14,682	    90,172
                          ======     =======     =======    =======    =======

   Securities classified
    as held-to-maturity
		    Taxable		              $10		                $2,368	    $3,455     $5,833
		    Tax-exempt		                       248	        736      2,430	     3,414
                          ------      ------      ------     ------     ------
        Total	                10	        248	      3,104	     5,885	     9,247
                          ======      ======       =====     ======     ======
     Total investment
        securities	        3,765	     16,853	     58,234	    20,567	    99,419

Federal funds sold			      4,500				                                     4,500
Loans				                113,992    	113,398	     86,256    	47,707	   361,353
Interest-bearing
  deposits with banks	       650	 	 	 	                                    650
                         -------     -------      ------     ------    -------
Total		                  122,907	    130,251	    144,490	    68,274	   465,922
                         =======     =======     =======     ======    =======

Interest-bearing liabilities:
Deposits				             183,581	     86,245	     85,872		             355,698
Federal funds purchased,
 Federal Home Loan Bank
 advances, and securities
 sold under agreements to
 repurchase		             19,767				                                    19,767
Other borrowings		 	       1,820	 	 	                        21,967	    23,787
                          ------      ------       ------    ------     ------
Total		                  205,168	     86,245	      85,872	   21,967   	399,252
                         =======      ======       ======    ======    =======

Interest sensitivity		  $(82,261)	   $44,006 	    $58,618 	 $46,307	   $66,670
                        =========    =======      =======   =======    =======


The Interest Rate Sensitivity table above shows that Peoples Bancorp is in a net asset sensitivity position. This means that if interest rates increase, the Corporation's net income will increase over time. Conversely, if interest rates decline, so too will net income. The table breaks down interest rate sensitivity within various time frames. Within zero to three months the Corporation is liability sensitive and all other categories are asset sensitive. Management monitors the asset and liability sensitivity through the Asset/Liability Committee and uses this data to set pricing strategies.



OUTLOOK FOR 1995

1995 has started with the Federal Reserve raising short term interest rates by one half percent in late January. Movements in interest rates had major implications for financial institutions in 1994, and 1995 will continue to be impacted by changing rates. Peoples Bancorp anticipates a more stable interest rate environment in 1995. Long term interest rates should remain within one percent of current levels throughout the year. Short term rates could go up another one half to one percent. Peoples Bancorp does not manage its balance sheet based upon interest rate forecasts. Instead management, through its Asset/Liability Committee, evaluates the balance sheet and monitors the asset and liability sensitivity. Peoples Bancorp management works toward achieving balance in its assets and liabilities to avoid significant impact due to volatile interest rates.

The business plan for 1995 anticipates a continued narrowing of the net interest margin. Other areas will be counted on to provide revenues or cost savings to allow continued growth in net income. Management expects continued earnings growth through more efficient use of technology and facilities to control non-interest expenses. Non-interest income is expected to continue to grow at rates above inflation as management continues to focus on cost recovery. New emphasis will be placed on non-traditional products and services for our customers in 1995. Peoples Bancorp has over fifty employees trained and licensed to sell annuities. We are utilizing an outside firm to provide products to meet our customers' insurance needs.

Peoples Bancorp has invested in facilities and qualified staff to grow into the future. Management looks forward with anticipation to the opportunities that await Peoples Bancorp in the years ahead.



COMPARISON OF 1993 TO 1992

Peoples Bancorp achieved an increase in net income of 11.5% to $5,071,000 in 1993. Primary and fully diluted earnings per share were $1.81 and $1.79 for the year ended December 31, 1993 compared to $1.71 and $1.59 for 1992. Net income to average assets improved from 1.01% in 1992 to 1.09% in 1993. Net income to stockholders' equity for 1993 was 11.9% compared to 11.8% in 1992.

Total assets remained nearly the same in 1993. Total assets decreased $3,189,000 or 0.7% to $465,373,000. Interest-earning assets decreased from $442,176,000 to $438,072,000 while interest-bearing liabilities decreased from $381,116,000 to $373,125,000. The result was an increase in net interest-earning assets. The mix of assets and liabilities also changed. Interest-earning deposits with banks and federal funds sold decreased by $25,437,000 while loans increased by $30,540,000. This shift from lower yielding to higher yielding assets helped the Corporation maintain its net interest margin.





DIRECTORS AND OFFICERS

PEOPLES BANCORP INC.
====================

OFFICERS
--------

ROBERT E. EVANS, President and Chief Executive Officer
CAROL A. SCHNEEBERGER, Vice President/Operations
JOHN T. UNDERWOOD, Vice President/Business Development
ROLLAND B. SWART, Vice President/Business Development
CHARLES R. HUNSAKER, General Counsel
JOHN W. CONLON, Chief Financial Officer
JEFFREY D. WELCH, Treasurer
RUTH I. OTTO, Secretary
KAREN V. CLARK, Auditor
JOHANNA BURKE, Assistant Auditor



DIRECTORS
---------

JEWELL BAKER, Co-Owner, B & N Coal Co.
DENNIS D. BLAUSER, President, Blauser Energy Corp.
GEORGE W. BROUGHTON, Executive Vice President and Director of Marketing,
  Broughton Foods Company
WILFORD D. DIMIT, Owner, First Settlement Square
ROBERT E. EVANS, President and Chief Executive Officer
BARTON S. HOLL, Chairman of the Board, Logan Clay Products
NORMAN J. MURRAY, Retired, The Airolite Company
JAMES B. STOWE, Chairman of the Board, Stowe Truck and Equipment Company PAUL T. THEISEN, Attorney, Theisen, Brock, Frye, Erb & Leeper Co., L.P.A. THOMAS C. VADAKIN, President, Vadakin, Inc.
JOSEPH H. WESEL, Chairman, President, Marietta Automotive Warehouse, Inc.


DIRECTORS EMERITUS
------------------
CARL L. BROUGHTON
NEIL CHRISTY
WILLIAM K. HAMER
WILLIAM E. MCKINNEY
R. HOBART MORRIS
FRED R. PRICE



THE PEOPLES BANKING AND TRUST COMPANY
=====================================


EXECUTIVE OFFICERS
------------------

ROBERT E. EVANS, President and Chief Executive Officer
DAVID B. BAKER, President, Investment and Trust Division
JOHN W. CONLON, Chief Financial Officer and Treasurer
LARRY E. HOLDREN, Executive Vice President, Director of Human Resources ROBERT A. MCKNIGHT, Executive Vice President Lending
ROBERT W. MINGUS, Executive Vice President, President, Athens/Meigs Division JOSEPH S. YAZOMBEK, Executive Vice President, Mortgage Lending


BANKING AND LENDING
-------------------

KATHALEEN R. BROWN, Vice President/Marketing and Secretary to the Board JOHN A. KING, Vice President and Executive Officer, Nelsonville Office WILLIAM MALSTER, Vice President
DAVID M. REDROW, Vice President/Newark
JERALD L. POST, Vice President
ROBROY WALTERS, Controller
JENNIE M. ALTIER, Assistant Vice President
DAVID L. BATTEN, Assistant Vice President
SUSAN L. CORCORAN, Assistant Vice President, Operations
ROGER E. CUNION, Assistant Vice President
JOSEPH P. FLINN, Assistant Vice President, Personal Loan Manager
PAUL A. HUFFMAN, Assistant Vice President, Operations
MARY ANN MITCHELL, Assistant Vice President
BETTY L. REYNOLDS, Assistant Vice President
LARRY P. SMITH, Assistant Vice President
RUTH I. OTTO, Assistant Secretary
RICHARD J. FLANAGAN, Accounting Manager
RODNEY A. CUNNINGHAM, Collections Officer
CHARLES R. BARNES, Loan Officer
JULIE L. GIFFIN, Manager, Account Services
CATHLEEN S. KNOX, Loan Officer/Loan Analyst
CATHY J. LINSCOTT, Loan Officer
BEVERLY C. MELLINGER, Loan Officer
CHARLES V. ROBINSON, JR., Loan Officer/Credit Administration Officer JONATHAN T. SCHENZ, Loan Officer


INFORMATION SYSTEMS
-------------------

R. JOE COWDERY, Vice President/Manager, Information Systems


INVESTMENT AND TRUST DIVISION
-----------------------------

DAVID B. BAKER, President, Investment and Trust Division
ROSE N. HAAS, Vice President and Investment Officer
JEFFREY D. WELCH, CPA, Vice President/Pension Services and Operations BETH ANN WORTHINGTON, Vice President/Personal Trust Officer
RONALD L. CLOSE, Financial Planning Officer


LEGAL AND COMPLIANCE
--------------------

CHARLES R. HUNSAKER, Vice President and Counsel
CHARLES SNODGRASS, Assistant Vice President
ROBERT L. STEALEY, Assistant Vice President Compliance Officer
TERESA A. PYLES, Assistant Compliance Officer and Security Officer


DIRECTORS
---------

DAVE M. ARCHER, President, Pioneer Pipe, Inc.
DENNIS D. BLAUSER, President, Blauser Energy Corp.
GEORGE W. BROUGHTON, Executive Vice President and Director of Marketing,
   Broughton Foods Company
WILFORD D. DIMIT, Owner, First Settlement Square
ROBERT E. EVANS, President and Chief Executive Officer
BRENDA F. JONES, M.D., Medical Director, Marietta Opthalmology
   Associates, Inc.
HAROLD D. LAUGHLIN, Owner, Laughlin Music and Vending Service
REX E. MAIDEN, President, Maiden & Jenkins Construction Co.
NORMAN J. MURRAY, Chairman, Retired, The Airolite Company
T. PAT SAUBER, Owner, McDonald's Restaurants
JAMES B. STOWE, Chairman of the Board, Stowe Truck and Equipment Company PAUL T. THEISEN, Attorney, Theisen, Brock, Frye, Erb & Leeper Co., L.P.A. THOMAS C. VADAKIN, President, Vadakin, Inc.
JOSEPH H. WESEL, President, Marietta Automotive Warehouse, Inc.


DIRECTORS EMERITUS
------------------

CARL L. BROUGHTON
R. NEIL CHRISTY
WILLIAM K. HAMER
WILLIAM E. MCKINNEY
R. HOBART MORRIS



THE FIRST NATIONAL BANK OF SOUTHEASTERN OHIO
============================================


OFFICERS
--------

RICK D. TURNER, President and Chief Executive Officer
KENNETH E. SHAFER, Executive Vice President and Cashier
CATHERINE R. OGLE, Vice President/Lending
THOMAS D. HESSON, Assistant Vice President and Controller
KRISTI A. SCHAFER, Assistant Vice President/Marketing and Business Development MICHAEL J. SCHRAMM, Assistant Vice President, Manager McConnelsville Office
  and Security Officer
CHERYL HANSON, Loan Officer, Manager Chesterhill Office
RUTH I. OTTO, Secretary
KAREN MILLS, Assistant Secretary
CHARLES R. HUNSAKER, General Counsel



DIRECTORS
---------

LARRY J. ARMSTRONG, Armstrong and Smith
CARL BAKER, JR., Co-Owner, B & N Coal Company
ROBERT E. EVANS, President and Chief Executive Officer, Peoples Bancorp Inc.
H. CLAYTON JOHN, Vice Chairperson
WILFRED O. HILL, Oil and Gas, Retired
CHARLES R. HUNSAKER, General Counsel
JAMES D. MCKINNEY, Morgan County School Superintendent-Retired
CAROL A. SCHNEEBERGER, Board Chairperson, Vice President/Operations,
  Peoples Bancorp Inc.
PAUL T. THEISEN, Attorney, Theisen, Brock, Frye, Erb & Leeper Co., L.P.A. RICK D. TURNER, President and Chief Executive Officer



DIRECTORS EMERITUS
------------------

MARCUS GANT
ARTHUR W. GILCHRIST