Form 10-K, Exhibit 13
period 1995-12-31
PEOPLES BANCORP INC
filed 1996-04-01
CIK 318300

SELECTED FINANCIAL DATA

   The information below under the captions "Operating Data", "Balance Sheet Data" and "Per Share Data" for each of the five years in the period ended December 31, 1995 has been derived from the Consolidated Financial Statements of the Company.


		                   (Dollars in thousands, except ratios and per share data)
		                   			   1995       1994      1993      1992      1991

OPERATING DATA <1>
FOR THE YEAR ENDED:
Total interest income    $ 43,392   $ 36,104  $ 35,311  $ 37,707  $ 39,151
Total interest expense     20,777     15,424    15,263    17,887    22,172
Net interest income        22,615     20,680    20,048    19,820    16,979
Provision for loan losses   1,315        765     1,592     2,387     1,748
Other income                4,157      3,838     3,952     3,514     2,924
Other expenses             16,818     15,672    15,124    14,945    13,547
Net income                  6,050      5,748     5,071     4,550     3,615

- --------------------------------------------------------------------------

BALANCE SHEET DATA
AT YEAR END:
Total assets             $543,430   $498,006  $465,373  $468,562  $424,449
Investment securities     131,762     99,419   103,349   112,556    99,963
Net loans                 372,800    354,570   315,305   285,448   273,980
Total deposits            429,077    403,819   385,639   401,623   375,027
Long-term borrowings       23,142     23,787    20,331    15,506     6,836
Stockholders' equity       51,474     45,635    42,778    38,497    32,414

- --------------------------------------------------------------------------

SIGNIFICANT RATIOS <1>,<2>
Net income to:
 Average total assets       1.15%      1.20%     1.09%     1.01%     0.85%
 Average stockholders'
  equity                    12.3       12.9      11.9      11.8      11.7
Average stockholders'
  equity to average
  total assets               9.3        9.3       8.8       7.5       7.3
Average loans to
  average deposits          85.2       85.5      78.4      70.2      71.4
Primary capital to period
  end total assets          10.4       10.1      10.1       8.9       8.6
Dividend payout ratio       32.2       29.3      29.8      28.0      29.2

- -------------------------------------------------------------------------

PER SHARE DATA <1>,<2>,<3>
Net income:
 Primary                 $  1.90    $  1.80   $  1.65   $  1.55   $  1.36
 Fully diluted 4            1.89       1.79      1.63      1.45      1.18
Cash dividends paid         0.62       0.53      0.47      0.44      0.40
Book value at end
  of period                16.54      14.31     13.37     12.56     12.08
- -------------------------------------------------------------------------

Notes:
- ------
<1> 1993 net income and per share information based upon net income after adjustment for cumulative effect of accounting changes of $314,000 or $0.10 per share.

<2> Adjusted to reflect a 10% stock dividend issued October 25,
    1995, a two-for-one stock split issued April 29, 1994, and a 10% stock dividend issued April 15, 1993.

              		          1995       1994       1993       1992       1991
<3> Primary shares
     outstanding        3,180,868  3,200,306  3,077,087  2,930,072  2,659,041
    Fully diluted shares
     outstanding        3,199,203  3,203,465  3,126,189  3,233,804  3,250,674

<4> Fully diluted net income per share for 1993, 1992 and 1991 is calculated as if the Subordinated Convertible Debenture were converted as of the issue date, with a corresponding increase from the after-tax reduction in interest expense.




COMMON STOCK

Return to Investors
- -------------------
   Management has a vision for Peoples Bancorp. Our goal is to become the financial services leader in all the communities we serve. Achieving this objective will lead to increases in shareholder value. Shareholder return continues to be the most important measure of our financial success. Peoples Bancorp's strong capital base ensures the Company's safety and allows opportunity for growth and expansion. Shareholder return on this investment continues to be a top priority, through both dividends and growth in the market value of the Company's stock.

   As a result, the Company continues to focus attention on enhancement of net income and earnings per share. Under normal circumstances, as earnings per share increase, the dividends paid per share should follow with a similar increase and have a positive effect on the market value of the Company's common stock. The following graph presents the last six year's annual performance for both earnings per share and dividends per share (data has been restated for stock splits and stock dividends):


      	    Dividends per share        Earnings per share

1990              $0.37                     $1.12
1991               0.40                      1.18
1992               0.44                      1.45
1993               0.47                      1.63
1994               0.53                      1.79
1995               0.62                      1.89


   The Company and its predecessor have paid cash dividends on their Common Stock for over 39 consecutive years and have increased the annual dividend in each of the last 30 years. The Company plans to continue to pay quarterly cash dividends, subject to certain restrictions as described in Note 10 to the audited financial statements.

   Prior to 1993, the Company's Common Stock was traded on a limited basis in the over-the-counter market. On February 9, 1993, the Company began trading on the Nasdaq National Stock Market (National Association of Securities Dealers Automated Quotation). Nasdaq provides brokers and others with immediate access to the best stock price for the Company and thousands of other companies across the world. The Company can be found under the symbol PEBO.

   In 1995, there were 567,128 shares traded through the Nasdaq system, an average daily volume of 2,251 shares. The table below sets forth the high and low bid quotations for the indicated periods, and the cash dividends declared, with respect to the Company's Common Stock.

   Currently eight companies serve as market makers on the Nasdaq National Stock Market on behalf of the Company. Market prices since February 9, 1993, have been obtained directly from the Nasdaq quotation system. The bid quotations and per share dividends have been retroactively adjusted for a 10% stock dividend issued on October 25, 1995, a two-for-one stock split issued on April 29, 1994, and a 10% stock dividend issued April 15, 1993. Peoples Bancorp had 1,024 stockholders of record on December 31, 1995.



COMMON STOCK


Quarterly Market and Dividend Information
- -----------------------------------------

                            				     PER SHARE
                     			 High Bid     Low Bid      Dividend
  1995
Fourth Quarter           $ 23.63      $ 22.25      $  0.17
Third Quarter              22.73        20.00         0.15
Second Quarter             22.05        20.00         0.15
First Quarter              22.73        20.45         0.15

- -----------------------------------------------------------

  1994
Fourth Quarter           $ 23.18      $ 21.14      $  0.14
Third Quarter              22.27        20.00         0.14
Second Quarter             21.82        18.18         0.13
First Quarter              20.45        17.27         0.13
- -----------------------------------------------------------

  1993
Fourth Quarter           $ 20.00      $ 17.73      $  0.13
Third Quarter              21.14        17.27         0.12
Second Quarter             21.36        15.91         0.12
First Quarter              22.32        15.71         0.11

- -----------------------------------------------------------

   The following graph represents the closing stock price of the Company's common stock for each of the last six years (adjusted for stock splits and stock dividends):

                 	    Closing Stock Price
                 ------------------------------
                    1990               $ 9.61
                    1991                11.16
                    1992                16.12
                    1993                18.98
                    1994                21.82
                    1995                23.625

   Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Peoples Bancorp Inc. to be held Tuesday, April 9, 1996 at 10:00 A.M. in the Peoples Bank Conference Room,
138 Putnam Street, Marietta, Ohio.

   On written request, a copy of our Annual Report to the Securities and Exchange Commission on Form 10-K is available to interested Stockholders. Requests should be addressed to Ruth Otto, Corporate Secretary, Peoples Bancorp Inc., P.O. Box 738, Marietta, Ohio 45750.


CONSOLIDATED BALANCE SHEETS

                                   					     December 31,    December 31,
						                                          1995             1994
ASSETS
- ------
Cash and cash equivalents:
 Cash and due from banks                    $ 17,251,000    $ 19,551,000
 Interest-bearing deposits in other banks        243,000         650,000
 Federal funds sold                            3,500,000       4,500,000
                                            ------------    ------------
    Total cash and cash equivalents           20,994,000      24,701,000
                                            ------------    ------------
Investment securities:
 Available-for-sale, at estimated fair
  value (amortized cost of  $128,021,000
  in 1995 and $91,783,000 in 1994)           131,762,000      90,172,000
 Held-to-maturity, at amortized cost
  (fair value of $9,089,000 in 1994)                           9,247,000
                                            ------------    ------------
    Total securities                         131,762,000      99,419,000
                                            ------------    ------------
Loans, net of unearned interest              379,526,000     361,353,000

Allowance for loan losses                     (6,726,000)     (6,783,000)
                                            ------------    ------------
    Net loans                                372,800,000     354,570,000
                                            ------------    ------------
Bank premises and equipment, net              10,575,000      10,807,000
Other assets                                   7,299,000       8,509,000
                                            ------------    ------------
      Total assets                          $543,430,000    $498,006,000
                                            ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------
Deposits:
 Non-interest bearing                       $ 50,067,000    $ 48,121,000
 Interest bearing                            379,010,000     355,698,000
                                            ------------    ------------
    Total deposits                           429,077,000     403,819,000
                                            ------------    ------------
Short-term borrowings:
 Federal funds purchased and securities
  sold under repurchase agreements            12,060,000       9,267,000
 Federal Home Loan Bank advances              21,216,000      10,500,000
                                            ------------    ------------
    Total short-term borrowings               33,276,000      19,767,000
                                            ------------    ------------
Long-term borrowings                          23,142,000      23,787,000
Accrued expenses and other liabilities         6,461,000       4,998,000
                                            ------------    ------------
      Total liabilities                      491,956,000     452,371,000
                                            ------------    ------------
STOCKHOLDERS' EQUITY
- --------------------
Common stock, no par value, 6,000,000
 shares authorized - 3,332,598 shares
 issued in 1995 and 3,020,908 issued in
 1994, including shares in treasury           30,898,000      24,326,000
Net unrealized holding gain (loss) on
 available-for-sale securities, net of
 deferred taxes                                2,469,000      (1,030,000)
Retained earnings                             21,786,000      24,078,000
                                            ------------    ------------
                                   					      55,153,000      47,374,000
Treasury stock, at cost, 220,406 shares
 in 1995 and 120,970 shares in 1994           (3,679,000)     (1,739,000)
                                            ------------    ------------
     Total stockholders' equity               51,474,000      45,635,000
                                            ------------    ------------
     Total liabilities and
      stockholders' equity                  $543,430,000    $498,006,000
                                            ============    ============


See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

                                 					    Year ended December 31,
                            				    1995            1994          1993

INTEREST INCOME:
- ----------------
 Interest and fees on loans      $34,501,000    $28,848,000    $26,645,000
 Interest and dividends on:
  Obligations of U.S.
   Government and its agencies     5,338,000      4,266,000      5,050,000
  Obligations of states and
   political subdivisions          1,543,000      1,613,000      2,022,000
 Other interest income             2,010,000      1,377,000      1,594,000
                                 -----------    -----------    -----------
    Total interest income         43,392,000     36,104,000     35,311,000
                                 -----------    -----------    -----------
INTEREST EXPENSE:
- -----------------
 Interest on deposits             18,384,000     13,616,000     13,855,000
 Interest on short-term
  borrowings                       1,010,000        337,000        203,000
 Interest on long-term
  borrowings                       1,383,000      1,471,000      1,205,000
                                 -----------    -----------    -----------
    Total interest expense        20,777,000     15,424,000     15,263,000
                                 -----------    -----------    -----------
    Net interest income           22,615,000     20,680,000     20,048,000

 Provision for loan losses         1,315,000        765,000      1,592,000
                                 -----------    -----------    -----------
    Net interest income after
     provision for loan losses    21,300,000     19,915,000     18,456,000
                                 -----------    -----------    -----------
OTHER INCOME:
- -------------
 Income from fiduciary activities  1,751,000      1,607,000      1,475,000
 Service charges on deposit
  accounts                         1,565,000      1,456,000      1,295,000
 Gain (loss) on sales of
  securities                          24,000       (237,000)        45,000
 Other                               817,000      1,012,000      1,137,000
                                 -----------    -----------    -----------
   Total other income              4,157,000      3,838,000      3,952,000
                                 -----------    -----------    -----------
OTHER EXPENSES:
- ---------------
 Salaries and employee benefits    7,836,000      6,779,000      6,840,000
 Net occupancy                     1,126,000      1,040,000        924,000
 Equipment                         1,241,000      1,205,000      1,091,000
 Insurance                           656,000      1,038,000      1,057,000
 Stationery and other supplies       572,000        619,000        543,000
 Taxes other than income taxes       588,000        575,000        565,000
 Amortization of excess cost
  over net assets acquired           159,000        159,000        159,000
 Other                             4,640,000      4,257,000      3,945,000
                                 -----------    -----------    -----------
    Total other expenses          16,818,000     15,672,000     15,124,000
                                 -----------    -----------    -----------
Income before federal income
 taxes and cumulative effect of
 accounting changes                8,639,000      8,081,000      7,284,000
                                 -----------    -----------    -----------
FEDERAL INCOME TAXES:
- ---------------------
 Current                           2,792,000      2,330,000      2,168,000
 Deferred                           (203,000)         3,000       (269,000)
                                 -----------    -----------    -----------
    Total federal income taxes     2,589,000      2,333,000      1,899,000
                                 -----------    -----------    -----------
 Income before cumulative effect
  of accounting changes            6,050,000      5,748,000      5,385,000
 Cumulative effect of accounting
  changes, net of applicable taxes                                (314,000)
                                 -----------    -----------    -----------
NET INCOME                       $ 6,050,000    $ 5,748,000    $ 5,071,000
                                 ===========    ===========    ===========

EARNINGS PER SHARE:
- -------------------
Income before cumulative effect of accounting changes:
 Primary                               $1.90           $1.80           $1.75
 Assuming full dilution                $1.89           $1.79           $1.73

Cumulative effect of accounting changes:
 Primary                                                               $0.10
 Assuming full dilution                                                $0.10

Net income per share:
 Primary                               $1.90           $1.80           $1.65
 Assuming full dilution                $1.89           $1.79           $1.63

Weighted average number of shares outstanding:
 Primary                           3,180,868       3,200,306       3,077,087
 Assuming full dilution            3,199,203       3,203,465       3,126,189



See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                    Net
                                                                                    Unrealized
                                                                                    Holding
                                                                                    Gain (Loss)
                                                                                    on
                                                        Capital                     Available-
                              Common Stock              in Excess     Retained      for-Sale       Treasury
                              Shares      Amount        of Par        Earnings      Securities     Stock          Total
- -----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993      1,309,491   $ 1,309,000   $16,575,000   $21,639,000                  $(1,026,000)   $38,497,000
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                                              5,071,000                                   5,071,000
Purchase of treasury stock,
 12,316 shares                                                                                        (498,000)      (498,000)
Conversion of subordinated
 debentures to common stock      73,532        74,000     1,144,000                                                 1,218,000
10% stock dividend              126,517       126,000     5,062,000    (5,188,000)
Conversion from $1.00 par
 value to no par value                     22,781,000   (22,781,000)
Cash dividends declared
 of $0.47 per share                                                    (1,510,000)                                 (1,510,000)
- -----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993    1,509,540    24,290,000             0    20,012,000                   (1,524,000)    42,778,000
- -----------------------------------------------------------------------------------------------------------------------------
Adjustment for change in
 method of accounting, net
 of taxes                                                                            $ 3,048,000                    3,048,000
Net income                                                              5,748,000                                   5,748,000
Purchase of treasury stock,
 10,488 shares                                                                                        (215,000)      (215,000)
Two-for-one stock split       1,509,540
Exercise of common
 stock options                      520          5,000                                                                  5,000
Issuance of common stock
 under dividend
 reinvestment plan                1,308         31,000                                                                 31,000
Net change in unrealized gain
 (loss) on available-for-sale
 securities                                                                           (4,078,000)                  (4,078,000)
Cash dividends declared
 of $0.53 per share                                                    (1,682,000)                                 (1,682,000)
- -----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994    3,020,908     24,326,000            0    24,078,000     (1,030,000)    (1,739,000)   45,635,000
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                                              6,050,000                                   6,050,000
Purchase of treasury stock,
 87,340 shares                                                                                       (1,940,000)   (1,940,000)
10% stock dividend              302,470      6,394,000                 (6,394,000)
Exercise of common stock
 options                          2,722         26,000                                                                 26,000
Issuance of common stock
 under dividend
 reinvestment plan                6,498        152,000                                                                152,000
Net change in unrealized gain
 (loss) on available-for-sale
 securities                                                             3,499,000                                   3,499,000
Cash dividends declared
 of $0.62 per share                                                    (1,948,000)                                 (1,948,000)
- -----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995    3,332,598    $30,898,000   $        0   $21,786,000    $ 2,469,000    $(3,679,000)  $51,474,000
- -----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    					  Year ended December 31,
                            				    1995            1994            1993

Cash flows from operating activities:
- -------------------------------------
 Net income                      $ 6,050,000    $ 5,748,000    $ 5,071,000
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
   Provision for loan losses       1,315,000        765,000      1,592,000
   (Gain) loss on sale of
     investment securities           (24,000)       237,000        (45,000)
   Depreciation, amortization,
     and accretion                 1,564,000      1,884,000      1,584,000
   (Increase) decrease in
     interest receivable            (480,000)                      466,000
   Increase (decrease) in
     interest payable                238,000        185,000       (275,000)
   Deferred income tax
     (benefit) expense              (203,000)         3,000       (565,000)
   Deferral of loan origination
     fees and costs                   17,000        410,000       (221,000)
   Accrual for postretirement
     benefits                                                      867,000
   Other, net                        896,000        (91,000)      (698,000)
- --------------------------------------------------------------------------
       Net cash provided by
       	 operating activities      9,373,000      9,141,000      7,776,000
- --------------------------------------------------------------------------

Cash flows from investing activities:
- -------------------------------------
 Net decrease in term interest
   bearing deposits with banks
   and federal funds sold                                        7,468,000
 Purchases of available-for-sale
   securities                    (52,955,000)   (35,659,000)
 Purchases of held-to-maturity
   securities                     (1,230,000)    (4,409,000)   (29,260,000)
 Proceeds from sales of
   available-for-sale securities   1,066,000     23,072,000
 Proceeds from maturities of
   available-for-sale securities  25,337,000     16,479,000
 Proceeds from maturities of
   held-to-maturity securities       803,000      2,025,000
 Proceeds from sales of
   securities held for investment                                4,558,000
 Proceeds from maturities of
   securities held for investment                               33,402,000
 Net increase in loans           (19,562,000)   (40,576,000)   (31,166,000)
 Expenditures for premises
   and equipment                  (1,122,000)    (1,142,000)    (3,566,000)
 Proceeds from sales of other
   real estate owned                  77,000        137,000         56,000
- --------------------------------------------------------------------------
     Net cash used in
       investing activities      (47,586,000)   (40,073,000)   (18,508,000)
- --------------------------------------------------------------------------

Cash flows from financing activities:
- -------------------------------------
 Net increase (decrease) in
   non-interest bearing deposits   1,946,000      3,016,000       (608,000)
 Net increase (decrease) in
   interest bearing deposits      23,312,000     15,164,000    (15,376,000)
 Net increase in short-term
   borrowings                     13,509,000      7,507,000      2,559,000
 Proceeds from long-term
   borrowings                      2,500,000      7,700,000      8,000,000
 Payments on long-term
   borrowings                     (3,145,000)    (4,244,000)    (1,956,000)
 Cash dividends paid              (1,702,000)    (1,623,000)    (1,510,000)
 Purchase of treasury stock       (1,940,000)      (215,000)      (498,000)
 Proceeds from issuance of
   common stock                       26,000          5,000
- --------------------------------------------------------------------------
     Net cash provided by (used
       in) financing activities   34,506,000     27,310,000     (9,389,000)
- --------------------------------------------------------------------------
     Net decrease in cash and
       cash equivalents           (3,707,000)    (3,622,000)   (20,121,000)

Cash and cash equivalents
  at beginning of year            24,701,000     28,323,000     48,444,000
- --------------------------------------------------------------------------
     Cash and cash equivalents
       at end of year            $20,994,000    $24,701,000    $28,323,000
- --------------------------------------------------------------------------

Supplemental cash flow information:
  Interest paid                  $20,540,000    $15,239,000    $15,538,000
  Income taxes paid              $ 2,364,000    $ 2,383,000    $ 2,754,000


See notes to consolidated financial statements.





NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
- ----------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   The accounting and reporting policies of Peoples Bancorp Inc. and Subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The Company considers all of its principal activities to be banking related. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed in the preparation of the financial statements. Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.


Principles of Consolidation:
- ----------------------------
   The consolidated financial statements include the accounts of Peoples Bancorp Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


Cash and Cash Equivalents:
- --------------------------
   Cash and cash equivalents include cash and due from banks, interest bearing deposits with banks, and federal funds sold, all with original maturities of ninety days or less.


Income Recognition:
- -------------------
   Interest income is recognized by methods which result in level rates of return on principal amounts outstanding. Amortization of premiums has been deducted from and accretion of discounts has been added to the related interest income. Nonrefundable loan fees are deferred and recognized as income over the life of the loan as an adjustment of the yield. Subsidiary banks discontinue the accrual of interest when, in management's opinion, collection of all or a portion of contractual interest has become doubtful, which generally occurs when a loan is 90 days past due. When deemed uncollectible, previously accrued interest recognized in income in the current year is reversed and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-accrual loans is included in income only if principal recovery is reasonably assured. A non-accrual loan is restored to accrual status when it is brought current, has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.


Investment Securities:
- ----------------------
   Management determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in a separate component of stockholders' equity, net of applicable deferred income taxes. The cost of securities sold is based on the specific identification method.

   In late 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report, "A Guide to Implementation of Statement of Financial Accounting Standards ("SFAS") No. 115 on Accounting for Certain Investments in Debt and Equity Securities". In accordance with provisions in that Special Report, the Company chose to reclassify all held-to-maturity securities to available-for-sale. At the date of transfer the amortized cost of those securities was $9,644,000 and the unrealized holding gain, net of deferred income taxes, on those securities was $271,000, which is included in stockholders' equity.


Allowance for Loan Losses:
- --------------------------
   The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on a quarterly evaluation of the portfolio, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, and other relevant factors.

   On January 1, 1995, the Company adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118. The allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to the adoption of SFAS No. 114, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral on collateral dependent loans. The adoption of this standard did not have a material effect on the Company's financial position, results of operations, accounting policies, or the determination of the adequacy of the allowance for loan losses. Impaired loans at December 31, 1995 and the average investment in impaired loans for the year then ended were immaterial to the financial statements.


Bank Premises and Equipment:
- ----------------------------
   Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets.


Other Real Estate:
- ------------------
   Other real estate owned, included in other assets on the consolidated balance sheet, represents properties acquired by the Company's subsidiary banks in satisfaction of a loan. Real estate is recorded at the lower of cost or fair value based on appraised value at the date actually or constructively received, less estimated costs to sell the property.


Excess of Cost Over Net Assets Acquired:
- ----------------------------------------
   The excess of cost over the fair value of net assets of subsidiary banks acquired is being amortized on a straight-line basis over a ten-year period.


Income Taxes:
- -------------
   Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The Company and its banking subsidiaries file a consolidated federal income tax return and income tax expense is allocated among all companies on a separate return basis.


Earnings Per Share:
- -------------------
   Primary and fully diluted earnings per share are computed by dividing net income by average common shares outstanding during the year plus the dilutive effect of common stock equivalents. Options granted under the Company's stock option plans are considered common stock equivalents for the purpose of computing
earnings per share.   Fully diluted earnings per share is
computed for 1993 and prior years assuming the Subordinated Debentures were converted as of the issue date with a corresponding increase in net income from the after-tax reduction in interest expense.



2.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments in accordance with SFAS No. 107:

Cash and due from banks, interest bearing deposits with banks, and federal funds sold:
- --------------------------------------------------------------
   The carrying amounts reported in the balance sheet for these captions approximate their fair values.


Investment securities:
- ----------------------
   Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices of comparable securities.


Loans:
- ------
   For performing variable rate loans that reprice frequently and performing demand loans, with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial and consumer loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

   Fair value for significant nonperforming loans is based on either the estimated fair value of underlying collateral or estimated cash flows discounted at a rate commensurate with the risk. Assumptions regarding credit risk, cash flows, and discount rates are determined using available market information and specific borrower information.


Deposits:
- ---------
   The carrying amounts of demand deposits, savings accounts and certain money market deposits approximate their fair values.
The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies current rates offered for deposits of similar remaining maturities.


Short-term borrowings:
- ----------------------
   The carrying amounts of federal funds purchased, Federal Home
Loan Bank advances, and securities sold under repurchase agreements approximate their fair values.


Long-term borrowings:
- ---------------------
   The fair value of long-term borrowings is estimated using discounted cash flow analysis based on rates currently available to the Company for borrowings with similar terms.


Financial instruments:
- ----------------------
   The fair value of loan commitments and standby letters of credit is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of these commitments approximates their carrying value. The fair value of the interest rate floor is based on quotes from other financial institutions.

   The estimated fair values of the Company's financial instruments are as follows:

                             				 1995                        1994
                      			Carrying       Fair         Carrying       Fair
                      			 Amount        Value         Amount        Value

FINANCIAL ASSETS:
Cash and due from banks,
 interest bearing deposits
 with other banks, and
 federal funds sold    $20,994,000   $20,994,000   $24,701,000   $24,701,000
Investment securities  131,762,000   131,762,000    99,419,000    99,261,000
Loans, net             372,800,000   378,612,000   354,570,000   350,817,000

FINANCIAL LIABILITIES:
Deposits               429,077,000   430,184,000   403,819,000   402,949,000
Short-term borrowings   33,276,000    33,276,000    19,767,000    19,767,000
Long-term borrowings    23,142,000    23,255,000    23,787,000    22,098,000

OFF-BALANCE SHEET INSTRUMENTS:
Interest rate floors      $116,000      $751,000



3.  INVESTMENT SECURITIES:

   Effective January 1, 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The effect of this change in accounting principle resulted in an unrealized holding gain of $3,048,000
(net of $1,570,000 in deferred income taxes), for securities classified as available-for-sale effective January 1, 1994, and has been reflected in a separate component of stockholders'equity.

   The expected maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. Rates are calculated on a taxable equivalent basis using a 34% federal income tax rate. The portfolio contains no single issue (excluding U.S. Government and U.S. Agency securities) which exceeds 10% of stockholders' equity.

Securities classified as available-for-sale
At December 31, 1995:
- -------------------------------------------

			                                    		 Gross       Gross
                      			   Amortized   Unrealized  Unrealized      Fair
                      			      Cost       Gains       Losses        Value

U.S. Treasury securities $ 32,295,000  $1,057,000  $ (28,000)  $ 33,324,000
U.S. Agency mortgage-
 backed securities         33,195,000     531,000    (15,000)    33,711,000
Other U.S. Agency
 securities                 6,947,000     262,000          0      7,209,000
                         ------------  ----------  ---------   ------------
   Total U.S. Treasury
    and Agency securities  72,437,000   1,850,000    (43,000)    74,244,000
                         ------------  ----------  ---------   ------------
Obligations of states and
 political subdivisions    24,879,000     997,000    (16,000)    25,860,000
Other mortgage-backed
 securities                12,270,000      88,000    (53,000)    12,305,000
Other securities           18,435,000     920,000     (2,000)    19,353,000
                         ------------  ----------  ---------   ------------
   Total securities
    available-for-sale   $128,021,000  $3,855,000  $(114,000)  $131,762,000
                         ============  ==========  ==========  ============



MATURITY DISTRIBUTION OF SECURITIES AVAILABLE-FOR-SALE

Contractual maturities at December 31, 1995

                                                                         Obliga-
                               U.S.                                      tions of
                               Agency                      Total U.S.    states and    Other                       Total
                               mortgage-     Other         Treasury      political     mortgage-                   securities
                 U.S.          backed        U.S.          and           sub-          backed        Other         available-
                 Treasury      securities    Agency        Agency        divisions     securities    securities    for-sale
Within one year
- ---------------
Amortized cost   $ 7,144,000                               $ 7,144,000   $ 2,191,000                 $   500,000   $  9,835,000
Fair Value       $ 7,238,000                               $ 7,238,000   $ 2,218,000                 $   512,000   $  9,968,000
Yield                  7.47%                                     7.47%         9.76%                       8.45%          8.03%

1 to 5 years
- ------------
Amortized cost    23,941,000   $   600,000   $ 3,703,000    28,244,000     8,989,000   $ 1,018,000     9,783,000     48,034,000
Fair value        24,643,000   $   610,000   $ 3,809,000    29,062,000     9,406,000   $ 1,015,000    10,072,000     49,555,000
Yield                  6.56%         6.74%         7.83%         6.79%         8.95%         5.82%         6.95%         7.17%

5 to 10 years
- -------------
Amortized cost     1,210,000       368,000     3,244,000     4,822,000     3,035,000     3,007,000     2,009,000     12,873,000
Fair value         1,443,000       370,000     3,400,000     5,213,000     3,164,000     3,025,000     2,088,000     13,490,000
Yield                  7.88%         7.91%         8.02%         7.98%         8.45%         6.26%         6.87%          7.55%

Over 10 years
- -------------
Amortized cost                  32,227,000    32,227,000    10,664,000     8,245,000     6,143,000     57,279,000
Fair value                      32,731,000    32,731,000    11,072,000     8,265,000     6,681,000     58,749,000
Yield                                7.36%         7.36%         8.11%         6.35%         6.07%          7.22%

Total amortized
  cost           $32,295,000   $33,195,000   $ 6,947,000   $72,437,000   $24,879,000   $12,270,000   $18,435,000   $128,021,000
Total fair value $33,324,000   $33,711,000   $ 7,209,000   $74,244,000   $25,860,000   $12,305,000   $19,353,000   $131,762,000
Total yield            6.81%         7.36%         7.92%         7.11%         8.61%         6.32%         6.69%          7.30%


					                                     Gross        Gross
			                         Amortized   Unrealized   Unrealized
                    			       Cost        Gains        Losses    Fair Value

At December 31, 1994:

SECURITIES CLASSIFIED AS AVAILABLE-FOR-SALE:
- --------------------------------------------
U.S. Treasury securities $ 30,138,000  $  157,000  $  (577,000)  $ 29,718,000
U.S. Agency mortgage-
 backed securities         10,873,000      16,000     (391,000)    10,498,000
Other U.S. Agency
 securities                 2,223,000      24,000       (8,000)     2,239,000
Obligations of states and
 political subdivisions    21,624,000     312,000     (233,000)    21,703,000
Other mortgage-backed
 securities                12,557,000           0   (1,144,000)    11,413,000
Other securities           14,368,000     554,000     (321,000)    14,601,000
                         ------------  ----------  -----------   ------------
   Total securities
    available-for-sale   $ 91,783,000  $1,063,000  $(2,674,000)  $ 90,172,000
                         ------------  ----------  -----------   ------------

SECURITIES CLASSIFIED AS HELD-TO MATURITY:
- ------------------------------------------
U.S. Agency mortgage-
 backed securities       $    992,000  $        0  $   (38,000)  $    954,000
Other U.S. Agency
 securities                 4,683,000       5,000      (35,000)     4,653,000
Obligations of states and
 political subdivisions     3,414,000      40,000     (123,000)     3,331,000
Other securities              158,000           0       (7,000)       151,000
                         ------------  ----------  -----------   ------------
  Total securities
    held-to-maturity     $  9,247,000  $   45,000  $  (203,000)  $  9,089,000
                         ============  ==========  ===========   ============

At December 31, 1993:

SECURITIES CLASSIFIED AS HELD FOR INVESTMENT:
- ---------------------------------------------
Obligations of U.S.
 Government              $ 48,790,000  $2,244,000  $   (12,000)  $ 51,022,000
Obligations of U.S.
 Government agencies        4,809,000      56,000       (3,000)     4,862,000
Government mortgage-
 backed securities         13,589,000     149,000      (17,000)    13,721,000
Obligations of states and
 political subdivisions    26,183,000   1,648,000                  27,831,000
Other bonds and securities  9,978,000     701,000      (10,000)    10,669,000
                         ------------  ----------  -----------   ------------
   Total securities held
    for investment       $103,349,000  $4,798,000  $   (42,000)  $108,105,000
                         ============  ==========  ===========   ============

   Gross realized gains were $24,000 in 1995. Gross realized gains and realized losses were $126,000 and $363,000, respectively, in 1994. Gross gains on sales of investments of $45,000 were realized in 1993. At December 31, 1995 and 1994, investment securities having a par value of $68,501,000 and $55,570,000, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements.



4.  LOANS:

   Loans are comprised of the following at December 31:

                                    					       1995              1994

Commercial, financial, and agricultural    $ 117,306,000     $ 117,015,000
Real estate, construction                      5,919,000         2,528,000
Real estate, mortgage                        154,469,000       150,289,000
Consumer                                     101,832,000        91,521,000
                                           -------------     -------------
    Total loans                            $ 379,526,000     $ 361,353,000
                                           =============     =============

   Changes in the allowance for loan losses for each of the three years in the period ended December 31, 1995, were as follows:

                            				 1995            1994             1993

Balance, beginning of year    $6,783,000      $6,370,000       $5,687,000
Charge-offs                   (1,803,000)     (1,124,000)      (1,203,000)
Recoveries                       431,000         772,000          294,000
                              ----------      ----------       ----------
  Net charge-offs             (1,372,000)       (352,000)        (909,000)
Provision for loan losses      1,315,000         765,000        1,592,000
                              ----------      ----------       ----------
  Balance, end of year        $6,726,000      $6,783,000       $6,370,000
                              ==========      ==========       ==========

   The Company's lending is primarily focused in the local southeastern Ohio market and consists principally of retail lending, which includes single-family residential mortgages and other consumer lending. The Company's largest group of business loans consists of automobile dealer floor plans, which totaled $16,455,000 and $19,238,000 at December 31, 1995 and 1994,
respectively. It is the Company's policy to obtain the underlying inventory as collateral on these loans. The Company does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary banks.

   In the normal course of its business, the subsidiary banks have granted loans to executive officers and directors of the Company and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectibility. The following is an analysis of activity of related party loans for the year ended December 31, 1995:



Balance, January 1, 1995        $11,374,000
  New loans                       3,747,000
  Repayments                      2,866,000
                                -----------
Balance, December 31, 1995      $12,255,000
                                ===========

   The balance at December 31, 1995, includes $2,041,000 of loans to one of the Company's directors which are considered by management to be potential problem loans. The credit risk associated with these loans has been considered by management in the Company's determination of the overall adequacy of the allowance for loan losses.




5.  BANK PREMISES AND EQUIPMENT:

   The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

                                  					1995               1994

Land                               $  1,607,000       $  1,592,000
Building and premises                10,341,000         10,078,000
Furniture, fixtures and equipment     7,274,000          6,856,000
                                   ------------       ------------
                            				     19,222,000         18,526,000
  Accumulated depreciation            8,647,000          7,719,000
                                   ------------       ------------
Net book value                     $ 10,575,000       $ 10,807,000
                                   ============       ============

   Depreciation expense was $1,230,000, $1,110,000 and $906,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

   The Company leases a banking facility and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from two to ten years.
The future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1995:

    Year Ending December 31,         Operating Leases

	   1996                                 $ 120,000
	   1997                                   120,000
	   1998                                   113,000
	   1999                                    64,000
	   2000                                     6,000
	   Thereafter                               3,000
                                         ---------
      Total minimum lease payments       $ 426,000
                                         =========

   Rent expense was $170,000, $181,000 and $149,000 in 1995, 1994 and 1993, respectively.



6.  LONG-TERM BORROWINGS:

   Long-term borrowings consisted of the following at December 31:

                                   					   1995                    1994
    Term note payable, at prime
     (8.5% at December 31, 1995)      $  1,560,000            $  1,820,000
    Federal Home Loan Bank advances,
     bearing interest at rates
     ranging from 4.15% to 7.00%        21,582,000              21,967,000
                                      ------------            ------------
       Total long-term borrowings     $ 23,142,000            $ 23,787,000
                                      ============            ============

   The term note payable is due on December 31, 1996, with interest payable quarterly. The Note Agreement is collateralized by all of the common stock of a wholly-owned subsidiary and places certain restrictive covenants on the Company, including the maintenance of tangible net worth and the incurrence of additional indebtedness.

   The Federal Home Loan Bank ("FHLB") advances consist of various borrowings with maturities ranging from 10 to 15 years. The advances are collateralized by the Company's real estate mortgage portfolio and all of the FHLB common stock owned by the banking subsidiaries. The most restrictive requirement of the debt agreement requires the Company to provide real estate mortgage loans as collateral in an amount not less than 150% of advances outstanding.

   The aggregate minimum annual retirements of long-term borrowings in the next five years and thereafter are as follows:

	    1996                           $  4,611,000
	    1997                              2,372,000
	    1998                              4,521,000
	    1999                              2,145,000
	    2000                              2,276,000
	    Thereafter                        7,217,000
                                    ------------
	      Total long-term borrowings   $ 23,142,000
                                    ============


7.  EMPLOYEE BENEFIT PLANS:

   The Company has a noncontributory defined benefit pension plan which covers substantially all employees. The plan provides benefits based on an employee's years of service and compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.

   Net pension cost included the following components:

                                  					 1995        1994       1993

  Service cost-benefits earned
   during the year                  $  254,000  $  260,000  $  243,000
  Interest cost on projected
   benefit obligations                 444,000     401,000     388,000
  Actual return on plan assets        (831,000)   (414,000)   (411,000)
  Early retirement benefits            777,000
  Net amortization and deferral        381,000     (13,000)    (11,000)
                                    ----------   ---------   ---------
    Net pension cost                $1,025,000   $ 234,000   $ 209,000
                                    ==========   =========   =========

   The following table sets forth the funded status and amounts recognized for the defined benefit pension plan in the consolidated balance sheets at December 31:

                                  					       1995             1994

Actuarial present value of accumulated
 benefit obligations:
   Vested benefits                        $ 5,555,000       $ 3,958,000
   Nonvested benefits                         186,000           142,000
                                          -----------       -----------
Accumulated benefit obligation              5,741,000         4,100,000
Impact of future salary increases           1,164,000         1,105,000
                                          -----------       -----------
Actuarial present value of projected
 benefit obligation for service
 rendered to date                           6,905,000         5,205,000
Plan assets at fair value, primarily
 U.S. Government obligations and
 collective investment stock and
 bond funds                                 5,460,000         4,693,000
                                          -----------       -----------
Projected benefit obligations in
 excess of plan assets                     (1,445,000)         (512,000)
Unrecognized prior service cost               (82,000)          (92,000)
Unrecognized net gain from past
 experience different from that
 assumed and effects of changes
 in assumptions                              (171,000)         (404,000)
Unrecognized net transition asset             (59,000)          (62,000)
                                          -----------       -----------
   Accrued pension cost included
    in other liabilities                  $(1,757,000)      $(1,070,000)
                                          ===========       ===========

   The rates used in determining the actuarial present value of the projected benefit obligation were as follows:


                                   					   1995        1994         1993

Discount rate                              7.50%       8.50%        7.25%
Rate of increase in compensations levels   4.00%       5.00%        4.50%
Long-term rate of return on assets         9.00%       8.50%        8.50%


   The unrecognized net gain decreased in 1995 due to the change in the discount rate. In late 1995, the Company offered a voluntary early retirement program to a select group of employees who met certain qualifications. All employees eligible for the early retirement program accepted the offer and the Company incurred $777,000 in additional expense.

   The Company has a contributory defined benefit postretirement plan for former employees who were retired as of December 31, 1992. The plan provides for health and life insurance benefits. The Company's policy is to fund the cost of the benefits as they are incurred.

   On January 1, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the accrual of the expected costs of providing postretirement benefits during the period of employee service.
The Company recognized the cumulative effect of its transition obligation of $583,000, net of taxes, as a decrease in income in 1993. The net periodic postretirement benefit cost, which relates primarily to interest cost, was $65,000, $68,000, and $74,000 for 1995, 1994, and 1993, respectively.

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31:

                                           						    1995           1994

Accumulated postretirement benefit obligation   $ (857,000)     $ (875,000)
Unrecognized net gain                                1,000           9,000
  Accrued postretirement benefit cost
   included in other liabilities                $ (856,000)     $ (866,000)


   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% at December 31, 1995 and 8.50% at December 31, 1994.

   The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 9% for 1996, grading down 1% per year to an ultimate rate of 5%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated benefit obligation for the plan at December 31, 1995, by $103,000 and the net periodic postretirement benefit cost in 1995 by $8,000.



8.  FEDERAL INCOME TAXES:

   The effective federal income tax rate in the consolidated statement of income is less than the statutory corporate tax rate due to the following:

                                    					    Year ended December 31
                            				       1995          1994           1993

Statutory corporate tax rate           34.0%         34.0%          34.0%
Differences in rate resulting from:
 Interest on obligations of state
  and political subdivisions           (5.0)         (5.8)          (7.9)
Other, net                              1.0           0.7
                                      ------        ------         ------
                            				       30.0%         28.9%          26.1%
                                      ======        ======         ======

   The significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31:

                            				       1995                    1994

Deferred tax assets:
- --------------------
  Allowance for loan losses        $ 1,709,000             $ 1,784,000
  Accrued employee benefits            991,000                 659,000
  Available-for-sale securities                                531,000
  Deferred loan fees and costs         333,000                 328,000
  Other                                211,000                 257,000
                                   -----------             -----------
    Total deferred tax assets        3,244,000               3,559,000

Deferred tax liabilities:
- -------------------------
  Available-for-sale securities      1,272,000
  Bank premises and equipment          546,000                 468,000
  Other                                446,000                 511,000
                                   -----------             -----------
    Total deferred tax liabilities   2,264,000                 979,000
                                   -----------             -----------
      Net deferred tax assets      $   980,000             $ 2,580,000
                                   ===========             ===========

   The related federal income tax expense (benefit) on securities transactions approximated $8,000 in 1995, $(81,000) in 1994, and $15,000 in 1993.

   On January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company recognized the cumulative effect of this change in accounting of $269,000 as an increase in income in 1993.



9.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

   In the normal course of business, the Company is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and interest rate floors. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments express the extent of involvement the Company has in these financial instruments.


Loan Commitments and Standby Letters of Credit:
- -----------------------------------------------
   Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Historically, most loan commitments and standby letters of credit expire unused. The Company's exposure to credit loss in the event of nonperformance by the counter-party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. The total amounts of loan commitments and standby letters of credit are summarized as follows at December 31:

                                 				      Contract Amount
                          			       1995                     1994

Loan commitments                $36,106,000             $ 30,966,000
Standby letters of credit         2,116,000                2,083,000
Unused credit card limits        14,582,000               13,408,000


Interest Rate Floors:
- ---------------------
   In February, 1995, the Company entered into several interest rate floor contracts with two unaffiliated financial institutions as a means of managing the risks of changing interest rates. Interest rate floors are agreements to receive payments for interest rate differentials between an index rate and a specified floor rate, computed on notional amounts. The Company is subject to the risk that the effect of changes in interest rates will cause the Company to earn less than the then current market rates on its assets. These interest rate floors subject the Company to the risk that the counter-parties may fail to perform. In order to minimize such risk, the Company deals only with high-quality, financially secure financial institutions. The exposure to credit risk is significantly less than the notional amounts of $20,000,000 since the Company will only receive the interest rate differential. These interest rate contracts expire in February, 1998.



10. REGULATORY MATTERS:

   The primary source of funds for the dividends paid by the Company is dividends received from its banking subsidiaries.
The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits of that year plus the retained net profits of the preceding two years. At December 31, 1995, approximately $6,780,000 of retained net profits of the banking subsidiaries were available for the payment of dividends to Peoples Bancorp Inc. without regulatory approval.

   The Company's banking subsidiaries are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulations. At December 31, 1995 the banking subsidiaries are required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively. The banking subsidiaries' actual ratios at that date were in excess of these stated minimums.



11. FEDERAL RESERVE REQUIREMENTS:

   The subsidiary banks are required to maintain average reserve balances with the Federal Reserve Bank. The Reserve requirement is calculated on a percentage of total deposit liabilities and averaged $6,371,000 for the year ended December 31, 1995.



12. BRANCH ACQUISITIONS:

   In December 1995, the Company entered into a definitive agreement to assume approximately $75 million in deposit liabilities from an unaffiliated institution. In the agreement, the Company will also acquire three full-service banking offices in the cities of Pomeroy, Gallipolis, and Rutland, Ohio.
Pending regulatory approval, the acquisition is expected to close during the first half of 1996 and is expected to be accounted for under the purchase method.



13. CHANGES IN CAPITAL STRUCTURE:

   On August 22, 1995, the Company declared a 10% stock dividend issued on October 25, 1995 to shareholders of record as of October 10, 1995. On March 24, 1994, the Company declared a two-for-one stock split issued on April 29, 1994 to shareholders of record as of April 15, 1994. On January 25, 1993, the Company declared a ten percent stock dividend issued on April 15, 1993 to shareholders of record as of April 1, 1993. All per share information in the accompanying consolidated financial statements has been adjusted to give retroactive effect to these stock transactions.



14. STOCK OPTIONS:

   The Company's stock option plans provide for the granting of both incentive stock options and non-qualified stock options of up to 352,000 shares of common stock. Under the provisions of the plans, the option price per share shall not be less than the fair market value of the common stock on the date of grant of such option. All granted options vest in periods ranging from six months to six years and expire 10 years from the date of grant.

Activity in the plans is summarized as follows:

                            				      1995                 1994
                           				Number      Option     Number      Option
                    			       of shares     price    of shares     price
Non-qualified stock options
- ---------------------------
Outstanding at beginning
 of year                        18,150   $17.73-20.00   17,710  $      18.64
   Granted                      27,402    20.45-21.36    2,860   17.73-20.00
   Exercised                                               242         18.64
   Canceled                                              2,178         18.64
                               -------   ------------  -------  ------------
Outstanding at end of year      45,552    17.73-21.36   18,150   17.73-20.00
                               =======   ============  =======  ============

Exercisable at end of year      24,798   $17.73-21.36    6,908  $17.73-20.00
                               =======   ============  =======  ============

Incentive stock options
- -----------------------
Outstanding at beginning
 of year                       188,650   $15.91-21.25   41,800  $      15.91
   Granted                                             150,150         21.25
   Exercised                     4,956          15.91    1,100         15.91
   Canceled                                              2,200         15.91
                               -------   ------------  -------  ------------
Outstanding at end of year     183,694    15.91-21.25  188,650   15.91-21.25
                               =======   ============  =======  ============

Exercisable at end of year      45,094   $15.91-21.25   38,500  $      15.91
                               =======   ============  =======  ============


   In November, 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation", which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 requires companies to estimate a fair value for stock options at the date of grant and recognize the related expense over the applicable service period. SFAS No. 123 provides companies with the option of continuing to account for stock based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees", or applying the provisions of SFAS No. 123. The Company has decided to continue to apply the provisions of APB No. 25 to account for stock based compensation.



15. PARENT COMPANY ONLY FINANCIAL INFORMATION:
                                            						      December 31,
                                            						1995              1994
CONDENSED BALANCE SHEETS
Assets:
- -------
Cash                                          $    20,000      $   20,000
Interest bearing deposits in subsidiary bank      533,000         636,000
Receivable from subsidiary bank                   969,000       2,012,000
Investment securities:  Available-for-sale
 (amortized cost of $1,098,000 and $757,000
 at December 31, 1995 and 1994, respectively)   1,636,000       1,261,000
Capital note receivable from subsidiary bank    3,000,000       3,000,000
Investments in subsidiaries:
  Banks                                        46,299,000      39,651,000
  Non-banks                                     1,065,000         976,000
Excess cost over net assets acquired              967,000       1,104,000
Other                                             906,000         709,000
                                              -----------     -----------
    Total assets                              $55,395,000     $49,369,000
                                              ===========     ===========
Liabilities:
- ------------
Accrued pension                               $ 1,757,000     $ 1,070,000
Accrued interest payable and other
 accrued expenses                                  75,000         409,000
Dividends payable                                 529,000         435,000
Long-term borrowings                            1,560,000       1,820,000
                                              -----------     -----------
    Total liabilities                           3,921,000       3,734,000
                                              -----------     -----------
Stockholders' equity                           51,474,000      45,635,000
                                              -----------     -----------
    Total liabilities and
      stockholders' equity                    $55,395,000     $49,369,000
                                              ===========     ===========


                                      					 Year ended December 31,
                            				       1995         1994          1993

CONSOLIDATED STATEMENTS OF INCOME
Income:
- -------
Dividends from subsidiary banks    $3,415,000    $2,280,000    $5,080,000
Dividends from other subsidiaries      50,000        40,000        50,000
Interest                              393,000       301,000        58,000
Management fees from subsidiaries     907,000       818,000       770,000
Other                                  69,000       123,000       110,000
                                   ----------    ----------    ----------
  Total income                      4,834,000     3,562,000     6,068,000

Expenses:
- ---------
Salaries and benefits               1,183,000       948,000       848,000
Interest                              148,000       141,000       169,000
Other                                 764,000       549,000       709,000
                                   ----------    ----------    ----------
  Total expenses                    2,095,000     1,638,000     1,726,000

Income before federal income taxes
 and equity in undistributed
 earnings of subsidiaries           2,739,000     1,924,000     4,342,000
Applicable income tax benefit        (200,000)     (100,000)     (231,000)
Equity in undistributed earnings
 of subsidiaries                    3,111,000     3,724,000       498,000
                                   ----------    ----------    ----------
    Net income                     $6,050,000    $5,748,000    $5,071,000
                                   ==========    ==========    ==========


                                   					   Year ended December 31,
                            				       1995         1994          1993
STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
- -------------------------------------
Net income                          $6,050,000    $5,748,000    $5,071,000
Adjustment to reconcile net income
 to cash provided by operations:
  Amortization and depreciation        179,000       134,000       265,000
  Equity in undistributed earnings
   of subsidiaries                  (3,111,000)   (3,724,000)     (498,000)
  Other, net.                          189,000     1,103,000       115,000
- --------------------------------------------------------------------------
    Net cash provided by
     operating activities            3,307,000     3,261,000     4,953,000
- --------------------------------------------------------------------------

Cash flows from investing activities:
- -------------------------------------
Purchase of investment securities     (340,000)    (188,000)
Expenditures for premises and
 equipment                             (87,000)     (46,000)       (20,000)
Investment in subsidiaries            (150,000)
Capital note receivable from
 subsidiary bank                                                (3,000,000)
- --------------------------------------------------------------------------
    Net cash used in
     investing activities             (577,000)    (234,000)    (3,020,000)
- --------------------------------------------------------------------------

Cash flows from financing activities:
- -------------------------------------
Payments on long-term borrowings      (260,000)    (260,000)      (276,000)
Purchase of treasury stock          (1,940,000)    (215,000)      (498,000)
Change in receivable from
 subsidiary                          1,043,000     (406,000)       159,000
Proceeds from issuance of
 common stock                           26,000        5,000
Cash dividends paid                 (1,702,000)  (1,623,000)    (1,510,000)
- --------------------------------------------------------------------------
  Net cash used in
   financing activities             (2,833,000)  (2,499,000)    (2,125,000)
- --------------------------------------------------------------------------
  Net (decrease) increase in cash     (103,000)     528,000       (192,000)
Cash and cash equivalents at the
 beginning of the year                 656,000      128,000        320,000
- --------------------------------------------------------------------------
  Cash and cash equivalents at the
   end of the year                  $  553,000   $  656,000     $  128,000
==========================================================================

The parent company paid interest totaling $148,000, $141,000 and $185,000 during the years ended December 31, 1995, 1994 and 1993, respectively.


16. SUMMARIZED QUARTERLY INFORMATION (UNAUDITED):

A summary of selected quarterly financial information for 1995 and 1994 follows:

                                                1995
                       ----------------------------------------------------
                            First       Second        Third      Fourth
                           Quarter      Quarter      Quarter     Quarter

Interest income         $10,099,000  $10,780,000  $11,086,000  $11,427,000
Interest expense          4,616,000    5,228,000    5,476,000    5,457,000
Net interest income       5,483,000    5,552,000    5,610,000    5,970,000
Provision for
 possible loan losses       285,000      310,000      360,000      360,000
Investment
  securities gains                0            0       17,000        7,000
Other income              1,006,000    1,028,000    1,103,000      996,000
Other expenses            4,067,000    4,082,000    4,038,000    4,631,000
Income taxes                651,000      654,000      722,000      562,000
Net income                1,486,000    1,534,000    1,610,000    1,420,000
Earnings per share
 assuming full dilution       $0.46        $0.48        $0.51        $0.45


                                           		 1994
                       ---------------------------------------------------
                            First       Second        Third       Fourth
                           Quarter      Quarter      Quarter      Quarter


Interest income         $ 8,497,000  $ 8,645,000  $ 9,146,000  $ 9,816,000
Interest expense          3,620,000    3,654,000    3,930,000    4,220,000
Net interest income       4,877,000    4,991,000    5,216,000    5,596,000
Provision for possible
  loan losses               192,000      248,000      167,000      158,000
Investment securities
  gains (losses)             81,000       45,000            0     (363,000)
Other income              1,029,000      951,000      970,000    1,125,000
Other expenses            3,911,000    3,871,000    3,919,000    3,971,000
Income taxes                578,000      556,000      628,000      571,000
Net income                1,306,000    1,312,000    1,472,000    1,658,000
Earnings per share
  assuming full dilution      $0.41        $0.41        $0.46        $0.51




REPORT OF INDEPENDENT AUDITORS
- ------------------------------

To the Stockholders and Board of Directors:

   We have audited the accompanying consolidated balance sheet of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peoples Bancorp Inc. and Subsidiaries for the years ended December 31, 1994 and 1993, were audited by other auditors whose report dated January 26, 1995, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp Inc. and Subsidiaries at December 31, 1995 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                           /s/ ERNST & YOUNG LLP
                                           Ernst & Young LLP


Charleston, West Virginia
January 25, 1996




AVERAGE BALANCES AND ANALYSIS OF NET INTEREST INCOME

                                                         (Dollars in Thousands)

                                   1995                            1994                             1993

                                             Average                          Average                           Average
                        Average    Income/   Yield/    Average     Income/    Yield/    Average     Income/     Yield/
                        Balance    Expense   Rate      Balance     Expense    Rate      Balance     Expense     Rate
Securities <F1> <F2>:
- ---------------------
Taxable                 $ 95,056   $ 6,633    7.0%     $ 77,811    $ 5,229    6.7%      $ 79,086    $ 5,959     7.5%
Nontaxable (2)            23,761     2,117    8.9%       23,647      2,278    9.6%        26,895      2,608     9.7%
                        --------   -------   -----     --------    -------   -----      --------    -------    -----
Total                    118,817     8,750    7.4%      101,458      7,507    7.4%       105,981      8,567     8.1%
                        --------   -------   -----     --------    -------   -----      --------    -------    -----
Loans (3) (4):
- --------------
Commercial               113,782   11,254     9.9%      105,290      8,896    8.5%        96,262      7,962     8.3%
Real estate              156,598   13,657     8.7%      146,966     12,311    8.4%       135,612     11,492     8.5%
Consumer                  96,604    9,618    10.0%       85,219      7,645    9.0%        74,408      7,191     9.7%
Valuation reserve         (6,719)                        (6,680)                          (6,095)
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
  Total                  360,265   34,529     9.6%      330,795     28,852    8.7%       300,187     26,645     8.9%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
Money Market:
- -------------
Interest-bearin  deposits    526       22     4.2%        1,734         66    3.8%         8,562        209     2.4%
Federal funds sold        13,464      796     5.9%       10,615        422    4.0%        17,706        623     3.5%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
  Total                   13,990      818     5.8%       12,349        488    4.0%        26,268        832     3.2%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
  Total earning assets   493,072   44,097     8.9%      444,602     36,847    8.3%       432,436     36,044     8.3%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
Other assets              34,910                         35,422                           32,580
                        --------                       --------                         --------
     Total assets       $527,982                       $480,024                         $465,016
                        --------                       --------                         --------

Deposits:
- ---------
Savings                 $ 68,867    2,307     3.4%     $ 75,422      2,106    2.8%      $ 72,999      2,107     2.9%
Interest-bearing
 demand                   92,280    3,228     3.5%       85,326      2,212    2.6%        80,100      1,998     2.5%
Time                     222,898   12,849     5.8%      187,842      9,298    4.9%       196,374      9,750     5.0%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
  Total                  384,045   18,384     4.8%      348,590     13,616    3.9%       349,473     13,855     4.0%

Borrowed Funds:
- ---------------
Short-term                19,993    1,010     5.1%       10,953        337    3.1%         9,186        203     2.2%
Long-term                 22,612    1,383     6.1%       24,614      1,471    6.0%        19,611      1,205     6.1%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
  Total                   42,605    2,393     5.6%       35,567      1,808    5.1%        28,797      1,408     4.9%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
Total interest-
 bearing liabilities     426,650   20,777     4.9%      384,157     15,424    4.0%       378,270     15,263     4.0%
                        --------  -------    -----     --------    -------   -----      --------    -------    -----
Noninterest-bearing
 demand deposits          46,876                         46,224                           41,621
Other liabilities          5,396                          5,029                            4,320
                        --------                       --------                         --------
  Total liabilities      478,922                        435,410                          424,211

Stockholders' equity      49,060                         44,614                           40,805
   Total liabilities    --------                       --------                         --------
   and stockholders'
   equity               $527,982                       $480,024                         $465,016
                        ========                       ========                         ========

Interest rate spread              $23,320     4.0%                 $21,423    4.3%                  $20,781     4.3%
                                  -------    -----                 -------   -----                  -------    -----
Interest revenue/earning assets               8.9%                            8.3%                              8.3%
Interest expense/earning assets               4.2%                            3.5%                              3.5%
Net yield on earning                         -----                           -----                             -----
   assets (net interest margin)               4.7%                            4.8%                              4.8%
                                             =====                           =====                             =====



<F1> Average balances of investment securities based on historical cost.

<F2> Computed on a fully tax equivalent basis using a tax rate of 34%. Interest income was increased by $705,000, $743,000 and $733,000 for 1995, 1994 and 1993, respectively.

<F3> Nonaccrual and impaired loans are included in the average balances listed. Related interest income on nonaccrual loans prior to the loan being put on nonaccrual status is included in loan interest income. At December 31, 1995, 1994 and 1993, nonaccrual loans outstanding were $482,000, $902,000 and $1,416,000, respectively.

<F4> Loan fees included in interest income for 1995, 1994 and
     1993 were $741,000, $659,000 and $558,000, respectively.





RATE VOLUME ANALYSIS/MATURITIES TABLES

Rate Volume Analysis
- --------------------
(Dollars in Thousands)

                        	Change in Income/Expense <F1>     Rate Effect                       Volume Effect

                      	  1995      1994       1993         1995      1994       1993         1995      1994       1993
Investment income:
- ------------------
Taxable                  $ 1,404   $  (730)   $  (419)     $   207   $  (635)   $  (225)     $ 1,197   $   (95)   $  (194)
Nontaxable                  (161)     (330)      (266)        (172)      (17)       (26)          11      (313)      (240)
                         -------   -------    -------      -------   -------    -------      -------   -------    -------
  Total                    1,243    (1,060)      (685)          35      (652)      (251)       1,208      (408)      (434)

Loan income:
- ------------
Commercial                 2,358       934        (80)       1,601       174     (1,200)         757       760      1,120
Real estate                1,346       819       (824)         519      (133)      (645)         827       952       (179)
Consumer                   1,973       454       (239)         890      (541)      (721)       1,083       995        482
                         -------   -------    -------      -------   -------    -------      -------   -------    -------
  Total                    5,677     2,207     (1,143)       3,010      (500)    (2,566)       2,667     2,707      1,423
                         -------   -------    -------      -------   -------    -------      -------   -------    -------
Money market funds           330      (344)      (655)         247       151       (583)          83      (495)      (72)
                         -------   -------    -------      -------   -------    -------      -------   -------    -------
  Total interest income    7,250       803     (2,483)       3,292    (1,001)    (3,400)       3,958     1,804        917
                         =======   =======    =======      =======   =======    ========     =======   ========   ========
Interest expense:
- -----------------
Savings                      201        (1)       (88)         395       (70)      (454)        (194)       69        366
Interest-bearing
 demand deposits           1,016       214       (312)         824        80       (496)         192       134        184
Time                       3,551      (452)    (2,931)       1,665       (30)    (1,422)       1,886      (422)    (1,509)
Short-term borrowings        673       134        (59)         294        90        (53)         379        44         (6)
Long-term borrowings         (88)      266        766           33       (34)       (40)        (121)      300        806
                         -------   -------    -------      -------   -------    -------      -------   -------    -------
  Total interest expense   5,353       161     (2,624)       3,211        36     (2,465)       2,142       125       (159)
                         =======   =======    ========     =======   =======    ========     =======   =======    =======

                         $ 1,897   $   642    $   141      $    81   $(1,037)   $  (935)     $ 1,816   $ 1,679    $ 1,076
                         =======   =======    =======      =======   =======    =======      =======   =======    =======


<F1> The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each.





LOAN MATURITIES AT DECEMBER 31, 1995
- ------------------------------------

                                   Due in
                       Due in      One Year       Due
                      One Year     Through      After
                       or Less    Five Years  Five Years   Total

LOAN TYPE
Commercial loans:
- -----------------
Fixed                 $  3,617    $  6,927    $  6,026    $ 16,570
Variable                27,870      13,025      59,841     100,736
                      --------    --------    --------    --------
              		        31,487      19,952      65,867     117,306
Real estate loans:
- ------------------
Fixed                    1,280       4,145      32,716      38,141
Variable                 1,173      13,351     107,723     122,247
                      --------    --------    --------    --------
                      			2,453      17,496     140,439     160,388
Consumer loans:
- ---------------
Fixed                    4,059      77,665      10,567      92,291
Variable                   272       8,068       1,201       9,541
                      --------    --------    --------    --------
               		        4,331      85,733      11,768     101,832

                      --------    --------    --------    --------
  Total               $ 38,271    $123,181    $218,074    $379,526
                      ========    ========    ========    ========


MATURITIES OF CERTIFICATES OF DEPOSIT OVER $100,000 AT DECEMBER 31:
- -------------------------------------------------------------------

                 		    1995         1994        1993        1992

Under 3 months       $18,662       $5,657      $5,761      $7,810
3 to 6 months          9,319        2,149       2,241       5,957
6 to 12 months         5,140        5,868       2,859       2,109
Over 12 months         8,266       12,695       6,939       7,291
                    --------     --------    --------    --------
  Total              $41,387      $26,369     $17,800     $23,167
                    ========     ========    ========    ========



LOAN PORTFOLIO ANALYSIS

                                    (Dollars in thousands)
                        1995       1994        1993       1992       1991
Year-end balances:
- ------------------
Commercial, financial
 and agricultural      $117,306   $117,015   $101,633    $91,138    $61,594
Real estate             154,469    150,289    135,704    125,586    140,600
Real estate
  construction            5,919      2,528      5,421      4,514      6,560
Consumer                 95,464     86,098     74,775     66,129     65,714
Credit card               6,368      5,423      4,142      3,768      3,785
                       --------   --------   --------   --------   --------
  Total                $379,526   $361,353   $321,675   $291,135   $278,253
                       ========   ========   ========   ========   ========

Average total loans    $366,984   $337,475   $306,282   $291,033   $270,213
Average allowance
 for loan losses         (6,719)    (6,680)    (6,095)    (5,298)    (3,945)
Average loans,         --------   --------   --------   --------   --------
 net of allowance      $360,265   $330,795   $300,187   $285,735   $266,268
                       ========   ========   ========   ========   ========

Allowance for loan
 losses, January 1       $6,783     $6,370     $5,687     $4,273     $4,086
Allowance for loan
 losses of acquired branch                                   721

Loans charged off:
- ------------------
Commercial, financial
  and agricultural          256         39        193      1,163        572
Real estate                  82        189        143        295        401
Consumer                  1,352        842        816        826      1,002
Credit card                 113         54         51         33         62
                        -------     ------     ------     ------     ------
  Total                   1,803      1,124      1,203      2,317      2,037
                        -------     ------     ------     ------     ------

Recoveries:
- -----------
Commercial, financial
  and agricultural          111        392         60        241         91
Real estate                  60         61         65        110         25
Consumer                    251        304        157        267        354
Credit card                   9         15         12          5          6
                        -------     ------     ------     ------     ------
   Total                    431        772        294        623        476
                        -------     ------     ------     ------     ------

Net chargeoffs:
- ---------------
Commercial, financial
  and agricultural          145       (353)       133        922        481
Real estate                  22        128         78        185        376
Consumer                  1,101        538        659        559        648
Credit card                 104         39         39         28         56
                         ------      -----     ------     ------     ------
   Total                  1,372        352        909      1,694      1,561
                         ------      -----     ------     ------     ------
Provision for
  loan losses             1,315        765      1,592      2,387      1,748
                         ------      -----     ------     ------     ------
Allowance for loan
 losses,  December 31    $6,726     $6,783     $6,370     $5,687     $4,273
                         ======     ======     ======     ======     ======



Allocation of allowance for loan losses at December 31:
- -------------------------------------------------------
Commercial               $3,440     $3,281     $3,185     $2,651     $1,797
Real estate               1,517      1,828      2,000      1,189      1,108
Consumer                  1,519      1,096        987        602        454
Credit card                 100         89        166         45         45
Unallocated                 150        489         32      1,200        869
                       --------    -------    -------   --------   --------
   Total                 $6,726     $6,783     $6,370     $5,687     $4,273
                       ========    =======    =======   ========   ========


Percent of loans to total loans at December 31:
- -----------------------------------------------
Commercial                30.9%      32.4%      31.6%      31.3%      22.1%
Real estate               40.7       41.6       42.2       43.1       50.5
Real estate, construction  1.5        0.7        1.7        1.6        2.4
Consumer                  25.2       23.8       23.2       22.7       23.6
Credit card                1.7        1.5        1.3        1.3        1.4
                       --------     -------   --------  --------    --------
   Total                 100.0%     100.0%     100.0%     100.0%     100.0%
                       ========     =======   ========  ========    ========


Ratio of net chargeoffs to average total loans:
- -----------------------------------------------
Commercial                0.04%     (0.11)%     0.04%      0.32%      0.18%
Real estate               0.01       0.04       0.03       0.06       0.14
Consumer                  0.30       0.16       0.22       0.19       0.24
Credit card               0.03       0.01       0.01       0.01       0.02
                        -------    --------   -------    -------    --------
   Total                  0.38%      0.10%      0.30%      0.58%      0.58%
                        =======    ========   =======    =======    ========

Nonperforming loans:
- --------------------
Nonaccrual loans          $482        $902     $1,416     $1,279     $1,301
Loans 90+ days past due  1,236       1,082        896      1,284      1,706
Other real estate owned     45          97         38         49        779
                        ------      ------    -------    -------    -------
   Total                $1,763      $2,081     $2,350     $2,612     $3,786
                        ======      ======    =======    =======    =======

Nonperforming loans
  as a percent of
  total loans            0.46%       0.58%      0.73%      0.90%      1.36%
                       =======      ======    =======    =======    =======


  Interest income on nonaccrual loans which would have been recorded under the original terms of the loans for 1995, 1994 and 1993 was $19,000 (of which $10,000 was actually recorded), $48,000 (of which $36,000 was actually recorded) and $149,000 (of which $41,000 was actually recorded), respectively.



MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction
- ------------
  The following discussion and analysis of the consolidated financial statements of Peoples Bancorp Inc. (the "Company") is presented to give the reader insight into management's assessment of the financial results. It also recaps the significant events that led to the results. The Company's subsidiaries, The Peoples Banking and Trust Company ("Peoples Bank"), The First National Bank of Southeastern Ohio ("First National") and The Northwest Territory Life Insurance Company, provide financial services to individuals and businesses within our market area. Peoples Bank is chartered by the State of Ohio and subject to regulation, supervision, and examination by the Federal Deposit Insurance Corporation ("FDIC") and the Ohio Division of Banks. First National is a member of the Federal Reserve System and subject to regulation, supervision, and examination by the Office of the Comptroller of the Currency. This discussion and analysis should be read in conjunction with the audited financial statements and footnotes and the ratios, statistics, and discussions contained elsewhere in the Annual Report.


Overview of the Income Statement
- --------------------------------
  The Company recognized an increase in net income of $302,000, or 5.3%, to $6,050,000 in 1995 from $5,748,000 in 1994. Fully tax equivalent net interest income increased $1,897,000 in 1995 compared to 1994, an increase of 8.9%. The yield on interest-earning assets increased from 8.29% in 1994 to 8.94% in 1995, while the interest rate paid on interest-bearing liabilities increased from 4.02% in 1994 to 4.87% in 1995. The increase in net interest income can be attributed primarily to the growth in interest-earning assets outpacing interest-bearing liabilities with interest rates earned and paid, increasing at a consistent spread from 1994 to 1995. The provision for loan losses in 1995 totaled $1,315,000, up from $766,000 in 1994, in response to continued retail loan growth. Non-interest income (excluding gains or losses on sales of investment securities) increased 1.4% to $4,133,000 in 1995, compared to $4,075,000 in
1994. Gains on sales of investment securities totaled $24,000 in 1995, compared to 1994's loss of $237,000. Non-interest expense increased 7.3% in 1995 to $16,818,000, due primarily to the effect of the voluntary early retirement plan offered to qualified employees.


Interest Income and Expense
- ---------------------------
  Net interest income represents the amount by which interest income on earning assets exceeds interest paid on interest-bearing liabilities. Interest earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits and borrowed funds such as Federal Home Loan Bank borrowings. Net interest income remains the primary source of income for the Company. Market changes in interest rates, as well as adjustments in the mix of interest-earning assets and interest-bearing liabilities, continue to impact net interest income.

  Market rates fluctuated in 1995, as the monetary policies of the Federal Reserve Board resulted in decreases in short-term interest rates. The national prime rate increased early in 1995 to 9.00%, but had decreased to 8.50% by December 31, 1995. The Company's Asset Liability Committee ("ALCO") meets on a regular basis and monitors adjustments in interest rates and sets pricing guidelines for the Company.

  In 1995, the Company recorded net interest income of $22,615,000, an increase of 9.4% from 1994. Total interest income reached $43,392,000 while interest expense totaled $20,777,000. Included in interest income is $705,000 of tax-exempt income from investments in states and political subdivisions. Since these revenues are not taxed , it is more meaningful to analyze net interest income on a fully-tax equivalent ("FTE") basis.

  Net interest margin is calculated by dividing FTE net interest income by average interest-earning assets. In 1995, the net interest margin was 4.73%, a decrease of 9 basis points compared to 1994's 4.82%. This decrease is primarily the result of management strategically maintaining interest rates paid on certain deposits, even though market rates had declined in the latter part of 1995, to continue the deposit growth. Management expects interest rate pressures to intensify in the future as they have in recent periods. As a result of increased interest rate pressure, the Company has utilized several balance sheet growth strategies to increase the volume of both interest-earning assets and interest-bearing liabilities, and as a result, the volume of net interest income to overall operations.

  More detailed analysis of several categories within interest-earning assets and interest-bearing liabilities reveals changes in mix and shifts in interest rates. In 1995, average balances in commercial loans increased $8,492,000 or 8.1% while the average yield on those loans increased from 8.5% in 1994 to 9.9% in 1995. Average real estate loan balances grew $9,632,000 or 6.6% to $156,598,000. Net interest income earned on real estate loans grew $1,346,000 to $13,657,000, an increase of 10.9%, while the average yield grew 34 basis points to 8.72%. Consumer loans continued to grow in the markets we serve, increasing $11,385,000 or 13.4% to an average of $96,604,000 in 1995. Average yield on consumer loans reached 9.96%, an increase of 99 basis points over the previous year's average yield of 8.97%. The Company has been able to meet its operating goals through the growth of the loan portfolio at competitive but profitable yields.

  The Company experienced increases in interest costs of funding sources as well. The Company priced its deposit products aggressively in 1995, which resulted in the growth of certain interest-bearing liabilities. Interest costs on traditional deposit products increased 88 basis points compared to 1994.
The most significant component of interest expense in 1995 related to interest paid on time deposits (i.e., certificates of deposits). In 1995, the Company paid interest of $12,849,000, or 5.76%, on average time deposit balances of $222,898,000. In 1994, the average rate paid on time deposits totaled 4.95% on average balances of $187,842,000. Average interest-bearing demand deposit balances grew 8.1% to $92,280,000 in 1995, which can be attributed to aggressive pricing on money market accounts. Interest costs increased on these accounts due to the growth in average balances as well as the Company's arrangement of a high volume, fixed-rate pricing contract with a major customer.

  In 1995, the Company increased its utilization of short-term borrowed funds. Historically the Company's cash management services offered to a variety of business customers have provided short-term funding, specifically overnight repurchase agreements. In 1995, the Company's average balances of overnight repurchase agreements increased 9.1% to $9,908,000. The average rate paid in 1995 on overnight repurchase agreements totaled 4.01%, up from 1994's average rate of 2.67%. These rates are based on selected indices which rose proportionately in 1995.

  The most significant change in short-term borrowings interest expense was incurred through Federal Home Loan Bank ("FHLB") advances, which totaled $21,216,000 at December 31, 1995. Average short-term FHLB balances totaled $8,110,000 in 1995 at an average cost of 6.13%. Management plans to maintain access to FHLB borrowings as an appropriate funding source.

  Interest expense on long-term borrowings did not change significantly. The rate paid on average long-term borrowings totaled 6.11% in 1995, an increase of 13 basis points compared to 1994's average rate of 5.98%. The majority of the Company's long-term borrowings are fixed rate FHLB borrowings.


Non-Interest Income
- -------------------
  Several categories of non-interest income had increases in 1995 compared to 1994. The Company's Investment and Trust Division, with a strong boost to non-interest income, continued its earnings trend. The fee structure for fiduciary activities is based primarily on the fair value of assets being managed, which totaled approximately $390 million at December 31, 1995, an increase of nearly $60 million from the previous year-end. As a result of the increases in market values and increases in the number of accounts served, income from fiduciary activities totaled $1,751,000, an increase of 9.0% compared to 1994.

  In 1995, account service charge income increased $109,000 or 7.5% to $1,565,000. Several factors contributed to this growth, but is primarily due to increased revenues from electronic banking fees and other cost-recovery based fees and charges.

  The Company will continue to explore new methods of enhancing non-interest income in the future. Both traditional and non-traditional financial service products are being analyzed for future inclusion in the array of products currently being offered by the Company.


Non-Interest Expense
- --------------------
  Maintaining acceptable levels of non-interest expense is one of the many performance goals for the Company. In 1995, non-interest expense totaled $16,818,000, an increase of 7.3% over 1994. Two significant occurrences impacted non-interest expense in 1995: increased expense incurred as a result of a voluntary early retirement program and a reduction in FDIC insurance premiums.

  On September 29, 1995, the Company announced a voluntary early retirement program to certain qualifying employees representing approximately seven percent of the Company's employee base. In addition to rewarding long-time employees for their valuable years of service, the program was designed to position the Company to manage the future challenges facing the banking industry. All employees eligible for the program accepted the offer and as a result, the Company recognized a charge to salaries and employee benefits of $777,000. The Company anticipates future benefits in terms of reduced non-interest expense and increased efficiencies. Management expects a payback of this expense within the next three years.

  Non-interest expense was decreased in 1995 by the long-awaited reduction in insurance premiums paid on Bank Insurance Fund ("BIF") deposits. In the third quarter, the Company received a $260,000 refund on previously paid insurance premiums to the BIF. In connection with the refund, the Company's annual premium rate charged per $100 of BIF deposits has been decreased from $0.23 to $0.04. In 1995, the Company incurred BIF insurance expense of $481,000, a decrease of $391,000, or 44.8% compared to 1994. Lower BIF premiums in the future should improve the Company's efficiency ratios.

  Other categories within non-interest expense remained at levels comparable to 1994. Depreciation expense on furniture and fixtures increased 14.7% to 794,000 in 1995, due mostly to increased investment in technology and other customer-service enhancements. Management feels that, in the future, non-interest expense can be leveraged to enhance customer service and improve market share.

  In October 1995, the FASB approved SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument or allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion No. 25"). SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995.

  Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company maintains fixed price stock option plans which have no intrinsic value at the grant date, and under Opinion No. 25, compensation expense is recognized for them.

  As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under Opinion No. 25, and accordingly, will disclose in the future pro forma net income and earnings per share as if the fair value based method of accounting, as defined in SFAS No. 123, had been applied.


Return on Assets
- ----------------
  For the year ended December 31, 1995, return on average assets ("ROA") was 1.15%, down five basis points from 1994's ratio of 1.20%. This decline in ROA was primarily due to the decrease in the net yield on earning assets and the expense related to the early retirement program. With the reduction of BIF premium rates and the continual review for opportunities to improve the efficiency of its operations, management expects ROA to increase in 1996.


Return on Equity
- ----------------
  Over the past five years, the Company's return on average stockholders' equity ("ROE") has remained relatively constant. This ratio was 12.33% in 1995, down 55 basis points from 1994. This decrease is primarily the result of the impact on net income of the early retirement program and the decline in the net yield on earning assets.

  Several other factors affected stockholders' equity in 1995, but they partially offset each other. Stockholders' equity increased due to the adjustment in the net unrealized holding gain, net of deferred income taxes, on available-for-sale securities, which totaled $2,469,000 at December 31, 1995, compared to prior year's net unrealized holding loss of $1,030,000, or an increase of $3,499,000. As the fair value of the Company's investment portfolio increased throughout 1995, the adjustment caused average stockholders' equity to increase over $800,000. This increase in equity was offset by the purchase of 87,340 of the Company's common shares for its treasury. The Company paid $1,940,000 for these treasury shares in 1995, increasing its total investment in treasury shares to $3,670,000 at December 31, 1995. The acquisition of any treasury shares in the future will depend on market conditions. Management believes ROE is an important measure of an organization's strength and will continue to monitor the performance of the Company in relation to stockholders' equity, and expects ROE to increase in 1996.


Federal Income Tax Expense
- --------------------------
  Although federal income taxes totaled $2,589,000 in 1995, an increase of $256,000 compared to 1994's total of $2,333,000, the Company's effective tax rate remained relatively constant at 30% in 1995 and 1994.


Overview of Balance Sheet
- -------------------------
  In 1995, the Company continued its recent growth trend, as total assets increased 9.1% to $543,430,000 at year-end 1995. Since December 31, 1994, the Company's asset growth has occurred primarily in the area of investment securities, which increased $32,343,000, or 32.5% to $131,762,000 at year-end 1995, and total loans, which increased $18,173,000, or 5.0%, to nearly
$380 million.

  These increases in assets were funded by the growth of deposits and short-term borrowings. Total deposits increased 6.3% to $429,077,000. In 1995, the Company utilized additional borrowings from the FHLB, as short-term borrowings increased 68.3% to $33,276,000 at December 31, 1995. Long-term borrowings, comprised mostly of FHLB borrowings with maturities greater than one year, remained relatively constant, totaling $23,142,000 at December 31, 1995.

  Stockholders' equity increased $5,839,000, or 12.8%, to $51,474,000 at December 31, 1995. Certain components of stockholders' equity and all per share information have been adjusted for the 10% stock dividend issued to shareholders of record as of October 10, 1995. The Company also purchased $1,940,000 of treasury shares in 1995, bringing the total balance of treasury shares to $3,679,000. Please see the Consolidated Statements of Stockholders' Equity found on page 16 in this Report for additional information regarding the changes in stockholders' equity.


Cash and Cash Equivalents
- -------------------------
  The Company's cash and cash equivalents totaled $20,994,000 at December 31, 1995, a decrease of $3,707,000 compared to year-end 1994. Management directed liquid funds into higher interest-earning assets such as investment securities and loans. Management feels the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portion of the investment and loan portfolios that mature within one year. These sources of funds should enable the Company to meet cash obligations and off-balance sheet commitments as they come due.


Investment Securities
- ---------------------
  The most significant area of asset growth in 1995 occurred in investment securities, which increased $32,343,000, or 32.5%, to $131,762,000. At December 31, 1995, all investment securities were classified as available-for-sale. At December 31, 1994, the Company had total available-for-sale securities of $90,172,000 and held-to-maturity securities of $9,247,000.

  In October 1995, FASB approved a one-time holiday from SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which placed restrictions on held-to-maturity securities. Entities had a one-time opportunity to restructure their portfolios from approximately November 15 to December 31, 1995. Specifically, the FASB decided that entities could sell or transfer securities from their held-to-maturity portfolio without calling into question either their intent to hold other debt securities to maturity in the future or their past financial reporting. Upon analysis of the Company's investment portfolio, management decided to take advantage of the one-time holiday from SFAS No. 115 and transfer all held-to-maturity securities to the available-for-sale category. Management believes this action will favorably impact the overall flexibility of the Company and interest rate risk management opportunities of the Company.

  A closer look at the specific components of the Company's investment portfolio reveals a significant increase in investments in U.S. Agency mortgage-backed securities. At December 31, 1995, the Company had a fair value investment of $33,711,000 in these securities, up from year-end 1994's total of $11,452,000. These acquisitions reflect a portion of the strategy implemented by the Company in 1995 to increase incremental amounts of net interest income by investing in higher-yield instruments. Investments in U.S. Treasury securities increased $3,606,000, a result of additional investments as well as the adjustment in interest rates, which caused the fair value of these instruments to increase throughout 1995. The other major categories of the investment portfolio did not significantly change.

  Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through the ALCO meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company. Through active balance sheet management and analysis of the investment securities portfolio, the Company maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers.


Loans
- -----
  Loan volume continues to grow, reflecting the additional credit opportunities provided within the markets served. Total loans increased by $18,173,000 or 5.0% to $379,526,000. During 1995,
the Company refined its procedures for classifying loans. Accordingly, prior period loan amounts have been reclassified to conform to the 1995 presentation.

  At December 31, 1995, commercial loans remained relatively unchanged at $117,306,000, compared to $117,015,000 at December 31, 1994. Commercial loan demand continues to be strong in several of our markets, particularly in the Licking County loan production office located in central Ohio. Established in 1993, this office has initiated increases in both the number of customers served as well as loan balances in this market, one of the leading growth markets in the State of Ohio. The Company is proud of the customer relationships we have developed in the Licking County office. Real estate loans to our retail customers continue to be the most significant portion of the loan portfolio. Total real estate loans reached $154,469,000 at December 31, 1995, an increase of 2.8% compared to year-end 1994. Management believes mortgage lending will remain a vital part of the lending operation of the Company as individuals continue to aggressively seek refinancing of their current mortgages. In addition, in early 1996, the Company initiated a fixed-rate equiline program designed to capture a significant share of the home equiline market in the areas we serve.

  The financial services industry has experienced recent increases in consumer debt and the Company is no exception as its consumer lending has grown to meet the customers' demands. The Company's credit card balances at December 31, 1995, were $6,368,000, up 17.4% from year-end 1994's balance of $5,423,000. In an effort to spur additional credit card activity and better serve the credit needs of our customers, the Company offered several new products, including a no-fee credit card, increased credit limits to qualified customers, and specialty credit cards issued to specific organizational groups. Management is pleased with the performance of the credit card portfolio and continues to evaluate new opportunities. Although credit card loans contributed to the overall growth in consumer lending, the largest contribution to personal loans has been through the Company's indirect lending area. At December 31, 1995, the Company had indirect loan balances of $62,647,000, up 13.5% from year-end 1994's balance of $55,180,000. This growth can be attributed to the Company's commitment to quality customer service and the continued strong demand for indirect loans in the markets served by the Company.

  In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"). SFAS No. 122 amends SFAS No. 65 and requires financial institutions to recognize as separate assets rights to service mortgage loans for others, whether those rights were acquired through purchase or through the origination and subsequent sale of loans with servicing rights retained. SFAS No. 122 is to be applied prospectively for years beginning after December 15, 1995, with earlier application encouraged. Historically, the Company has not engaged in significant secondary market activity, therefore, management anticipates this adoption will be immaterial to the Company's financial statements.


Loan Concentration
- ------------------
  The Company does not have a concentration of its loan portfolio in any one industry. At December 31, 1995, real estate lending continued to be the most significant part of our loan portfolio representing 42.2% of total loans, while commercial, financial, and agricultural loans totaled 30.9%.


Allowance for Loan Losses
- -------------------------
  The allowance for loan losses as a percentage of total loans decreased from 1.88% at year-end 1994 to 1.77% at December 31, 1995. The total dollar amount of the reserve decreased $57,000 over the same period. The Company's 1995 provision for loan losses totaled $1,315,000, while gross chargeoffs were $1,803,000 and recoveries amounted to $431,000. In 1994, the Company had gross chargeoffs of $1,124,000 and recoveries of $772,000.

  A significant portion of the Company's chargeoffs in 1995 occurred in consumer lending. Increased loan activity, especially in the indirect lending area, resulted in gross chargeoffs of $1,465,000 in 1995, up 63.5% compared to 1994. As a result, management has increased its allocation of the allowance to consumer loans to address this exposure, but expects the rate of chargeoffs to remain steady or decrease in this area. Commercial loan chargeoffs totaled $256,000 while recoveries were $111,000. Real estate loan chargeoffs and recoveries were insignificant. Management continually monitors the loan portfolio through its credit review department and loan loss committee to determine the adequacy of the allowance for loan losses and considers it to be adequate at December 31, 1995.

  Nonaccrual loans and those loans 90 days past due totaled $482,000 and $1,236,000, respectively, at December 31, 1995.
Nonperforming loans as a percentage of outstanding loans was 0.46% at year-end 1995, compared to 0.57% at December 31, 1994.

  On January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which established new accounting and reporting criteria for all loans determined to be impaired. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows, discounted at the effective interest rate of the loan, or, as a practical expedient, the loan may be valued at the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 does not apply to large groups of smaller-balance homogeneous loans, such as mortgage and consumer loans, which are evaluated collectively for impairment.

  Management considers such factors as past payment history, recent economic developments, current and projected financial condition and other relevant information to determine whether a loan is impaired. Impairment is determined on a loan-by-loan basis and generally consists of non-homogeneous (large commercial) loans that have been placed on non-accrual status. However, a loan will be identified and reported as impaired when it is probable that a creditor will be unable to pay all principal and interest amounts due according to the contractual terms of the loan agreement. The adoption of SFAS No. 114 did not have a material effect on the Company's financial position, results of operations, accounting policies, or the determination of the adequacy of the allowance for loan losses. Impaired loans at December 31, 1995, the average investment in impaired loans during 1995, and the interest income recognized on impaired loans for the year then ended were immaterial to the Company's financial statements.

  As of December 31, 1995, management has identified performing loans totaling $2,041,000 to one of the Company's directors which are considered to be potential problem loans. The borrower has encountered financial difficulties during the past few years with some improvement in 1995. Management does not anticipate any losses resulting from this relationship.


Funding Sources
- ---------------
  The Company considers deposits and short-term and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for the Company and the expansion of the deposit base bolstered the asset growth of the Company. In 1995, total deposits grew 6.3%, with the majority of the growth occurring in time deposits.

  The most significant change to the Company's funding sources in 1995 occurred through increased balances in short-term borrowings, which primarily consist of FHLB borrowings. In the third quarter, the Company implemented a growth strategy designed to enhance net interest income and other performance ratios. Short-term borrowings were used to fund the balance sheet growth and, as a result, short-term borrowings increased $13,509,000 in 1995 to $33,276,000. Management plans to maintain access to FHLB borrowings as an appropriate funding source.

  In addition to increased use of short-term borrowings with the FHLB, the Company's balances in federal funds purchased and securities sold under agreements to repurchase also grew. The balances of these funds were $12,060,000 at year-end 1995, an increase of 30.1% compared to 1994, reflecting the Company's intentions to grow its cash management services program for both new and existing commercial customers. The Company continues to explore improved methods of providing cash management services to these customers through enhanced systems and products.

  In addition to the FHLB short-term borrowings, the Company also continues to access long-term FHLB borrowings. This allows the Company to obtain reliable funds at fixed and indexed rates for longer periods of time than other traditional deposit products, creating the opportunity to match longer term fixed rate mortgages and other extended-maturity asset commitments against a similar funding source. The net decrease of 1.8% in 1995 in long-term FHLB borrowings is a result of an additional
$2,500,000 in borrowings and principal paydowns of $3,015,000. Total long-term FHLB borrowings totaled $21,582,000 at December 31, 1995.

  The acquisition of approximately $75 million in deposits from an unaffiliated financial institution is expected to provide additional funding sources. The majority of the deposits to be assumed by the Company are time deposits. This acquisition is expected to close during the first half of 1996.


Capital/Stockholders' Equity
- ----------------------------
  The capital position of the Company remains strong. Total stockholders' equity increased 12.8% to $51,474,000 at December 31, 1995. Stockholders' equity increased in 1995 for several reasons, including the retention of net income. The Company paid dividends of $1,948,000 in 1995, a dividend payout ratio of 32.20%, up from 1994's payout ratio of 29.26%. Management feels this is an acceptable payout ratio for the Company and anticipates similar payout ratios in future periods.

  The Company's capital strength is apparent when measured to standards of capital adequacy mandated by the banking industry. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. The Company's risk-based capital ratio of 13.85% at December 31, 1995 is well above the minimum standard of 8%. The Company's Tier 1 capital ratio of 12.60% also exceeded the regulatory minimum of 4%. The leverage ratio at December 31, 1995 was 8.81%, also above the minimum standard of 3%. These ratios provide quantitative data demonstrating the strength and future opportunities for use of the Company's capital base. Management continues to evaluate risk-based capital ratios and the capital position of the Company as part of its strategic planning process.

  Equity was affected in 1995 by SFAS No. 115, which requires an equity adjustment for unrealized holding gains or losses for the fair value of available-for-sale securities, net of deferred income taxes. Since all of the investment securities in the Company's portfolio are classified as available-for-sale, both the investment and equity sections of the Company's balance sheet are more sensitive to the changing fair values of investments experienced during 1995. At December 31, 1994, the Company had a net unrealized holding loss on available-for-sale securities of $1,030,000. At December 31, 1995, the Company had a net unrealized holding gain of $2,469,000, an increase of $3,499,000 during the year. Management feels the status of the investment markets do not substantially affect the Company's equity, as it continues to provide a strong base for expansion of operations as well as potential for growth in both new and existing markets. The level of stockholders' equity will be impacted in the future by changes in the volume and market values of available-for-sale securities.


Liquidity
- ---------
  Liquidity measures an organization's ability to meet cash obligations as they come due. During the year ended December 31, 1995, the Company generated cash flows from operations of $9,373,000, used net cash flows of $26,979,000 (net of cash flow proceeds from maturities and sales of investment securities) to acquire investment securities, and generated cash flows from financing activities of $34,506,000. The Consolidated Statements of Cash Flows presented on page 17 of the consolidated financial statements provides analysis of the Company's cash flow activity. Additionally, management considers that portion of the investment securities and loan portfolios that mature within one year as part of our liquid assets. The Company's liquidity is monitored by the ALCO, which establishes ranges of acceptable liquidity. The current liquidity position is adequate to fund off-balance sheet commitments and liabilities as they come due. Please see additional discussion of off-balance sheet commitments in Note 9 of the Notes to the Consolidated Financial Statements.


Effects of Inflation on Financial Statements
- --------------------------------------------
  Substantially all of the Company's assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation in the same manner as companies in capital intensive industries. During a period of rising prices, a net monetary asset position results in loss in purchasing power and conversely a net monetary liability position results in an increase in purchasing power. In banks, monetary assets exceed monetary liabilities and therefore, as prices have increased over the past year, financial institutions experienced a modest decline in the purchasing power of their assets.

Interest Rate Sensitivity
- -------------------------
  The following table presents the Company's interest rate sensitivity position at December 31, 1995 (dollars in thousands):


	                      0 - 3       4 - 12    1 - 5      Over 5
                       Months      Months    Years      Years      Total
                     ---------   --------  ---------  ---------  ---------
Interest earning assets:
- ------------------------
Investment securities (all
securities classified as
available-for-sale):
  Taxable              $4,391     $3,479     $40,276    $59,842    $107,988
  Tax-exempt              554      1,544       9,279     12,397      23,774
                      -------    -------    --------   --------   ---------
    Total               4,945      5,023      49,555     72,239     131,762
Federal funds sold      3,500                                         3,500
Loans                 132,287    125,060      95,679     26,500     379,526
Interest-bearing
  deposits with banks     243                                           243
                      -------    -------    --------   --------   ---------
      Total           140,975    130,083     145,234     98,739     515,031
                      -------    -------    --------   --------   ---------


Interest-bearing liabilities:
- -----------------------------
Deposits              217,271     73,636      88,103                379,010
Federal funds
  purchased             1,133                                         1,133
Securities sold under
  agreements to
  repurchase           10,927                                        10,927
Short-term Federal
  Home Loan Bank
  borrowings           21,216                                        21,216
Long-term Federal
  Home Loan Bank
  borrowings              744      2,307      11,314      7,217      21,582
Other long-term
  borrowings            1,560                                         1,560
                     --------    -------     -------     ------    --------
       Total          252,851     75,943      99,417      7,217     435,428
                     --------    -------     -------     ------    --------

  Interest
    sensitivity     $(111,876)   $54,140     $45,817    $91,522     $79,603
                    ==========   =======     =======    =======     =======


  The Interest Rate Sensitivity table above shows that the Company is in a net asset sensitivity position. In theory, this means that if interest rates increase, the Company's net income will increase over time. Conversely, if interest rates decline, so too will net income. The above table allocates interest rate sensitivity within various time frames. Within zero to three months, the Company is liability sensitive and all other categories are asset sensitive. Management monitors the asset and liability sensitivity through the ALCO and uses this data to make appropriate strategic decisions.

  In addition to the interest rate sensitivity schedule and asset/liability repricing schedules, management has recently added simulation modeling to its analysis of interest rate risk. This combination provides dynamic information concerning the Company's balance sheet structure in different interest rate environments. When using simulation modeling, assumptions based on anticipated market pricing are made to interest-earning assets and interest-bearing liabilities. These adjustments more accurately determine the interest rate risk of the Company. In 1996, the Company expects in-house technology to provide more flexible simulation modeling to assist the ALCO in terms of balance sheet structure and interest rate risk management.

  As part of its asset/liability strategies, the Company may use certain off-balance sheet derivatives to manage interest rate risks. In February 1995, the Company paid a $195,000 premium for interest rate floors with a total notional value of $20 million. The interest rate floors require the counter-party to pay the difference between the specified floor rate and an index rate. The Company receives nothing if the index rate exceeds the specified floor rate. The Company is subject to the risk that the effect of changes in interest rates will cause the Company to earn less than the current market rates on the commercial loans associated with these floors. These interest rate floors also subject the Company to the risk that the counter-parties may fail to perform. To minimize this credit risk, the Company only enters into these types of transactions with high-quality, financially secure financial institutions. The exposure to credit risk is substantially less than the notional principal amounts since only the interest rate differential is received and the premium was paid at the inception. These agreements expire in February 1998 and they did not materially affect net income for 1995.

Outlook for 1996
- ----------------
  1996 should be an exciting year for the Company. Many goals have been established for future operations, most of which focus on customer service enhancement. In addition to providing superior customer service, management feels growth into new markets, as well as further penetration into existing markets, is a priority of the Company.

  In the first half of the year, three full-service offices will be added in Pomeroy, Gallipolis, and Rutland, Ohio, extending the markets served by the Company into southern Ohio and contiguous areas of West Virginia. These offices, along with approximately $75 million in deposits, will be acquired from an unaffiliated financial institution. The transaction is subject to regulatory approval. The new offices reflect the continuing commitment to expansion of the Company's markets in southeastern Ohio and beyond.

  In late 1995, one of the Company's banking subsidiaries was awarded insurance agency powers in the State of Ohio. Northwest Territory Life Insurance Agency, Inc. and Northwest Territory Property and Casualty Insurance Agency, Inc. (the "Agencies"), subsidiaries of The First National Bank of Southeastern Ohio, received Certificates of Qualification to provide full life and property product lines to consumers in Ohio. These Agencies are the first in Ohio to be affiliated with a financial institution. Although management does not expect a material impact on the results of 1996 operations, the Agencies are poised to produce significant income growth and long-term value to the Company. Internal development as well as external affiliation and acquisition will be used to achieve these goals.

  The operating plan for 1996 anticipates net interest income to remain at levels similar to December 31, 1995. The acquisition of $75 million in deposits could enhance net interest income depending on how quickly the Company can invest the acquired deposits in interest-earning assets with acceptable yields. Movements in interest rates continue to impact the performance of financial institutions. However, the Company does not manage its balance sheet based upon interest rate forecasts. Through its ALCO, management evaluates the balance sheet and monitors earnings performance, as well as effectiveness of its liquidity policy. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company.

  Although net interest income remains a vital portion of the earnings of the Company, management expects other operational areas to provide additional revenues or cost savings to enhance net income. The Company's recent investments in technology will be complemented in 1996 with the purchase of a broad, PC-based customer service representative ("CSR") system, which will connect our CSR's to the Company-wide electronic network and provide virtually all employees access to this electronic environment. The CSR project, expected to be fully implemented in mid-1996, is another phase in the integration of the Company's financial information. When finished, the system will enhance customer service as product information will be more readily available to all CSR's. Electronic communication is the future of a competitive business, and through increased investment in technology, the Company anticipates a virtual electronic financial institution in the future. Costs will be reduced via decreased paper usage and other efficiencies.

  Non-interest income continues to be a priority for enhancement of earnings. As the Company expands into new products and markets and increases existing market penetration, it is vital to determine the appropriate cost-recovery for the services the Company provides. With the potential earnings from the addition of the Agencies to the Company's operations, future non-interest income should increase. The fee income generated by the Investment and Trust Division as well as other fee income from electronic banking, service charges, etc., helps offset the expense incurred to deliver that particular service or product. In addition to the employees of the Agencies, the Company has over 50 employees licensed to sell annuities. An outside firm has been engaged to provide additional products to meet our customers' financial needs. This program has been successful for the Company in the past and management expects earnings streams to be level or improve from this program in the future.

  The rapid changes in banking coupled with increased competition from all arenas have caused our organization to reevaluate the way in which we do business. A strong customer focus has been identified as a key to the continued future growth of the Company. Out of this evaluation process the "Customer First" concept was born. The basic premise of Customer First is that a customer's total financial needs can best be met through one financial consultant with whom they have built a relationship. The goal is to create a staff of associates well trained in multiple product lines to serve the changing needs of our customers over their lifetimes. The Company benefits by increased sales to a core of loyal, well-satisfied customers who seek our counsel for all their financial needs. The customer benefits by having a "Personal Banker" they know and trust to facilitate their one-stop banking, whatever the need may be. Recently our associates have begun the Customer First program and will continue this program in the future.

Comparison of 1994 to 1993
- --------------------------
  The Company achieved an increase in net income of $677,000 or 13.4% in 1994. Net income totaled $5,748,000, which provided primary and fully diluted earnings per share of $1.80 and $1.79, respectively, for the year ended December 31, 1994. Assets grew 7.0% in 1994 to over $498 million, providing a return on average assets of 1.20%.

  Net income to average stockholders' equity totaled 12.88% in 1994, compared to 12.43% the prior year. Total stockholders' equity increased 6.7% to $45,635,000 at December 31, 1994. In 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that debt and equity securities be classified into three different categories: held-to-maturity, available-for-sale, and trading securities. The Company adopted SFAS No. 115 on January 1, 1994, and classified the majority of its investment portfolio in the available-for-sale classification, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity. As a direct result of SFAS No. 115, as market values of investment securities dropped in 1994, the Company's equity decreased. At December 31, 1994, the Company had a net unrealized holding loss on available-for-sale securities (net of deferred income taxes) of $1,030,000.

  The year ended December 31, 1994, offered strong loan growth, as total loans outstanding grew nearly $40 million (or 12.3%) to $361,353,000. Several factors contributed to overall loan growth in 1994. The first full year of operation for the Company's Licking County loan production office opened new markets for business and real estate loans. Also, many individuals actively looked to refinance home mortgages in 1994 and the Company was successful in capturing many of these loans.

  Increased loan demand resulted in growth in interest-bearing assets and a corresponding increase in interest-bearing liabilities. Average interest-earning assets increased $12,166,000 in 1994, or 2.8%, while interest-bearing liabilities increased $5,887,000, or 1.6%, resulting in an increase in net interest-earning assets. The Company also changed its mix in interest-earning assets, as average loan balances grew $31,193,000 to $337,475,000. Average balances in lower-yielding assets such as interest-bearing deposits with other banks and federal funds sold decreased nearly $14 million to $12,349,000. This shift allowed the Company to sustain net interest margin.

  Non-interest income (excluding gains on sales of investment securities) increased $168,000 (or 4.3%) to $4,075,000, due primarily to revenue generated from fiduciary activities and service charges on deposit accounts. Non-interest expense increased $548,000 (or 3.6%) to $15,672,000. December 31, 1994,
marked the first full-year of depreciation for bank premises, furniture, and equipment acquired in relation to the five-story addition to the downtown Marietta banking facility and the seven-lane motor banking facility located at Second and Scammel Streets in downtown Marietta. Other categories of non-interest expense did not experience dramatic changes in 1994.

  In 1994, the Company recorded net losses of $237,000 resulting from the sales of investment securities. Management elected to sell some of the lower yielding investments in its available-for-sale portion of the portfolio and replace those securities with higher-yielding investments. This opportunity to improve the overall yield of the portfolio was available due to dramatic increases in market interest rates during 1994. In 1993, the Company recorded gains of $45,000 on the sales of investment securities.




DIRECTORS
- ---------

Peoples Bancorp Inc.
- --------------------
Jewell Baker
Co-Owner, B & N Coal Company

Dennis D. Blauser
President, Blauser Energy Corp.

George W. Broughton
Executive Vice President
and Director of Sales and Marketing
Broughton Foods Company

Wilford D. Dimit
Owner, First Settlement Square

Robert E. Evans
President and Chief Executive Officer

Barton S. Holl
Chairman of the Board
Logan Clay Products

Norman J. Murray
Retired, The Airolite Company

James B. Stowe
Chairman of the Board
Stowe Truck and Equipment Company

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Leeper Co., L.P.A.

Thomas C. Vadakin
President, Vadakin, Inc.

Joseph H. Wesel, Chairman
President
Marietta Automotive Warehouse, Inc.


DIRECTORS EMERITUS
Carl L. Broughton
R. Neil Christy
William K. Hamer
William E. McKinney
Fred R. Price


The Peoples Banking and Trust Company
- -------------------------------------
Dave M. Archer
President, Pioneer Pipe, Inc.

Dennis D. Blauser
President, Blauser Energy Corp.

George W. Broughton
Executive Vice President
and Director of Sales and Marketing
Broughton Foods Company

Wilford D. Dimit
Owner, First Settlement Square

Robert E. Evans
President and Chief Executive Officer

Brenda F. Jones, M.D.
Medical Director
Marietta Opthamology Associates, Inc.

Harold D. Laughlin
Owner, Laughlin Music and Vending Service

Rex E. Maiden
President, Maiden & Jenkins Construction Co.

Norman J. Murray, Chairman
Retired, The Airolite Company

T. Pat Sauber
Owner, McDonald's Restaurants

James B. Stowe
Chairman of the Board
Stowe Truck and Equipment Company

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Leeper Co., L.P.A.

Thomas C. Vadakin
President, Vadakin, Inc.

Joseph H. Wesel
President
Marietta Automotive Warehouse, Inc.


DIRECTORS EMERITUS
Carl L. Broughton
R. Neil Christy
William K. Hamer
William E. McKinney


The First National Bank of Southeastern Ohio
- --------------------------------------------
Larry J. Armstrong
Armstrong and Smith

Carl Baker, Jr.
Co-Owner, B & N Coal Company

Robert E. Evans
President and Chief Executive Officer
Peoples Bancorp Inc.

Wilfred O. Hill
Retired, Oil and Gas

Charles R. Hunsaker
General Counsel

0H. Clayton John
Vice Chairperson

James D. McKinney
Retired Superintendent
Morgan County Schools

Carol A. Schneeberger, Chairperson
Vice President, Operations
Peoples Bancorp Inc.

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Leeper Co., L.P.A.

Rick D. Turner
President and Chief Executive Officer


DIRECTORS EMERITUS
Marcus Gant
Arthur W. Gilchrist


OFFICERS
- --------

Peoples Bancorp Inc.
- --------------------
OFFICERS

Robert E. Evans
President and Chief Executive Officer

Carol A. Schneeberger
Vice President
Operations

Rolland B. Swart
Vice President
Business Development

Charles R. Hunsaker
General Counsel

John W. Conlon
Chief Financial Officer

Jeffrey D. Welch
Treasurer

RobRoy Walters
Controller

Ruth I. Otto
Corporate Secretary

Karen V. Clark
Auditor

Johanna Burke
Assistant Auditor

Teresa A. Pyles
Security Officer

Mark F. Bradley
Manager of Accounting and External Reporting



The Peoples Banking and Trust Company
- -------------------------------------
EXECUTIVE OFFICERS

Robert E. Evans
President and Chief Executive Officer

David B. Baker
President, Investment and Trust Division

John W. Conlon
Chief Financial Officer and Treasurer

Larry E. Holdren
Executive Vice President
Director of Human Resources

Robert A. McKnight
Executive Vice President
Lending

Robert W. Mingus
Executive Vice President
President, Athens/Meigs Division

Joseph S. Yazombek
Executive Vice President
Mortgage Lending


BANKING AND LENDING

John A. King
Vice President and
Executive Officer
Nelsonville Office

William L. Malster
Vice President

David M. Redrow
Vice President/Licking Co.

Jerald L. Post
Vice President

RobRoy Walters
Controller

David L. Batten
Assistant Vice President

Susan L. Corcoran
Assistant Vice President
Operations

Joseph P. Flinn
Assistant Vice President
Personal Loan Manager

Sondra K. Herlan
Loan Officer

Paul A. Huffman
Assistant Vice President
Operations

Mary Ann Mitchell
Assistant Vice President

Betty L. Reynolds
Assistant Vice President

Larry P. Smith
Assistant Vice President

Ruth I. Otto
Assistant Secretary

Julie I. Giffin
Manager, Account Services

Cathleen S. Knox
Loan Officer/Loan Analyst

Cathy J. Linscott
Loan Officer

Beverly C. Mellinger
Loan Officer

Charles V. Robinson, Jr.
Loan Officer/Credit Administration

Jonathan T. Schenz
Loan Officer

Jeffrey F. Crabill
Vice President/Licking Co.
Loan Officer

Mark F. Bradley
Manager of Accounting and External Reporting


INFORMATION SYSTEMS

R. Joe Cowdery
Vice President/Manager
Information Systems

Michael E. Weaver
Manager/Computer Systems

LEGAL AND COMPLIANCE

Charles R. Hunsaker
Vice President and General Counsel

Charles Snodgrass
Assistant Vice President

Teresa A. Pyles
Assistant Compliance
Officer and Security Officer


INVESTMENT AND TRUST DIVISION

David B. Baker
President, Investment and Trust Division

Rose N. Haas
Vice President and Investment Officer

Jeffrey D. Welch, CPA
Vice President and Trust Officer

Beth Ann Worthington
Vice President
Personal Trust Officer

Ronald L. Close
Financial Planning Officer


The First National Bank of Southeastern Ohio
- --------------------------------------------
OFFICERS

Rick D. Turner
President and Chief Executive Officer

Kenneth E. Shafer
Executive Vice President and Cashier

Catherine R. Ogle
Vice President/Lending

Thomas D. Hesson
Assistant Vice President/Operations

Kristi A. Schafer
Assistant Vice President
Marketing and Business Development

Michael J. Schramm
Assistant Vice President
Manager, McConnelsville
Office and Security Officer

Cheryl Hanson
Loan Officer
Manager, Chesterhill Office

Ruth I. Otto
Secretary

Karen Mills
Assistant Secretary

Charles R. Hunsaker
General Counsel