Form 10-K, Exhibit 13
period 1996-12-31
PEOPLES BANCORP INC
filed 1997-03-31
CIK 318300

PRESIDENT'S LETTER TO SHAREHOLDERS


  This report presents Peoples Bancorp's 1996 results. As you can see by the financial highlights on page 13, it was a record year for your Company in terms of growth and profitability. During 1996, we reinforced our commitment to total shareholder return and as a direct result, earnings per share reached record highs.

  At Peoples Bancorp, we value consistency. 1996 marks the 23rd consecutive year of increased earnings, with total net income of $7,651,000, an increase of 26.5% compared to 1995. Earnings per share reached $2.18, up $0.46 over 1995's $1.72. Dividends per share continued to grow, reaching $0.65 per share in 1996, an increase of $0.09 per share (or 16.1%) compared to 1995.
Peoples Bancorp also declared a 10% stock dividend to shareholders of record on July 15, 1996.

  Earnings in 1995 were affected by expenses related to a voluntary early retirement program offered to qualified employees. Our existing employees accepted the challenge to remain the financial services leader in our markets despite the loss of many valued, experienced associates. Our workforce should be commended for a job well done.

           	      www.peoplesbancorp.com

  The language of business has certainly changed over the past several years. Financial products and their delivery systems have revolutionized the banking industry. Peoples Bancorp's web site attracts many information seekers each day.
The "Information Age" has arrived. A variety of industries have discovered their customers want products or information readily accessible when it's convenient for the customer.

  Banking is no different. 24-hour banking could become an industry standard and electronic banking is certainly the wave of the future. Who could have predicted that Peoples Bancorp could be accessed worldwide from your telephone? From a computer? From your own home? Regardless of the method of communication, one key remains: to be successful, we must be able to understand our customer's diversified needs and provide financial services or products to satisfy those needs. Peoples Bancorp must provide communication systems that enable prompt professional delivery of information that meets customer needs.

  We have learned many things over the years, but one principle remains constant: change. The ability to adapt to shifting customer needs and preferences provides the base for consistent return to investors. Peoples Bancorp has come a long way from the origin of the Company in 1902, capitalized for $100,000 and serving a handful of customers from a single location. That initial investment by the founders of The Peoples Banking and Trust Company in Marietta, Ohio, has blossomed into Peoples Bancorp, a multi-bank holding company with 19 locations and over $600 million in assets, $56 million in equity, and thousands of customers in locations both near and far.

  In effect, Peoples Bancorp is striving towards operation of a "multi-tiered business" offering "traditional" banking products such as deposits, loans, trust services, etc., and "non-traditional" products, including annuities, life insurance, property and casualty insurance, etc. In time, all of these products will become traditional banking products, but today, we recognize the importance of managing this delicate balance as our markets change.

  In order to provide competitive shareholder return, Peoples Bancorp must be an efficient financial service provider. We must partner with our customers to provide distinct financial services through committed, highly-trained, educated resources. We strive to be both revolutionary in our thinking and reactive in our methods.

  Revolutionary thinking can be defined as "bringing about a major or fundamental change" and Peoples Bancorp has broadened our financial service offering through insurance products and electronic delivery methods.

  In order to be reactive, one must have an ear to the ground. Peoples Bancorp strives to be aware of customer needs through an open line of communication (TeleBank, the Internet, etc.) and work to recognize opportunities to be a full-service financial institution. We realize that customer satisfaction is never a finished job and that we must communicate this special relationship to customers.

  Recently we initiated a strategy to increase shareholder return through enhanced operating efficiency. I am pleased to report Peoples Bancorp achieved substantial improvement in 1996, as the Company's efficiency ratio totaled 53.89% compared to 57.62% in 1995. We will surely be challenged by our shareholders and competitors to continue to improve operating efficiency in 1997 and beyond. It is not Peoples Bancorp's strategy to be simply efficient, because improved operational effectiveness is not enough in a highly competitive industry such as banking. Continuous improvement is needed and our associates are committed to enhanced operating efficiency through investments in technology and education.

  In addition to enhanced operating efficiencies, Peoples Bancorp obtained significant growth in 1996 through the acquisition of three full-service offices in Pomeroy, Gallipolis, and Rutland. In addition to providing nearly $75 million in deposits, these offices provided many bankers with strong experience and extended our market penetration in southeastern Ohio.

  In addition to deposit growth, loan demand continues to be strong in the markets we serve. Total loans grew nearly $43 million in 1996 to over $422 million. Our lenders believe investment in our communities is an integral part of the role of today's financial institution.

  Effective January 1, 1997, we completed the acquisition of Russell Federal Savings Bank in northeast Kentucky.
Russell Federal represents our first whole-bank acquisition since 1987 (First National Bank of Chesterhill, now under our First National Bank of Southeastern Ohio subsidiary) and Peoples Bancorp's first ever purchase of a federally chartered savings bank. At the time of purchase, Russell Federal owned approximately $28 million in assets and had over $8 million in equity. We are excited by the many customer service opportunities in the tri-state areas of Ohio, Kentucky, and West Virginia, and proud to have Russell Federal affiliated with Peoples Bancorp.

  More recently we announced intentions to acquire a full-service branch office in Baltimore, Ohio, from an unaffiliated financial institution. This central Ohio location will complement the existing loan production office in neighboring Licking County and provide Peoples Bank with approximately $17 million in deposits. The transaction is expected to be completed in the first quarter and extend market penetration by Peoples Bank in central Ohio, one of the fastest growing economic sectors in the state.

  Peoples Bancorp's strategy evolves from the expansion of our current markets, penetrating Ohio, West Virginia, and Kentucky with our wide variety of financial products. Peoples Bancorp will continue to make acquisitions in markets that complement our existing markets and expanding product mix. With the rise in electronic banking services, banking has no geographical boundaries, but it remains important to take care of those markets where we have developed long-term relationships.

  In 1997, we adopted an incentive plan specifically designed to reward our associates for increasing shareholder value. We believe our associates are stakeholders in the Company and should share the same competitive goals as our owners. Peoples Bancorp is committed to the growth and development of our customers and their communities. Through this incentive plan, we will strive to position ourselves as the financial services leader in the markets we serve with our wide variety of products, concentrating on delivering needed services at a fair return for our shareholders.

  The increased use of technology will allow our associates to identify creative methods to serve our customers. Our Company-wide electronic communication network increases the power of shared information and leverages our associates to efficiently serve customers. Our homepage on the Internet provides instant information to customers and investors from the convenience of a computer. We welcome your comments and appreciate any feedback you may provide concerning our available information - both financial services/products and investor relations.

  We want to give special recognition to James B. Stowe, who joins our Emeritus Director group upon completion of his active director term at the Annual Meeting. Jim has been a Director of Peoples Bancorp continuously since its organization in 1980. He has also served the Company as a Chairman of the Audit Committee for many years. Mr. Stowe is also a Director of The Peoples Banking and Trust Company, having served for more than 26 years. His attention to customer service and business development has continually kept us focused on satisfying our customers' needs. His contribution as a Director, customer, stockholder, and friend continues to benefit us all.

  We remain committed to positioning the Company for future growth through continuous improvements in operating efficiency, growth through internal means or acquisition, investments in technology designed to enhance the customer service process, and continued sales and marketing activities. We invite you to enjoy the benefits of Peoples Bancorp's many financial services.

                             				Sincerely,

                             				/s/ ROBERT E. EVANS
                             				Robert E. Evans
                             				President and Chief Executive Officer



SELECTED FINANCIAL DATA


  The information below under the captions "Operating
Data", "Balance Sheet Data" and "Per Share Data" for each of the five years in the period ended December 31, 1996 has been derived from the Consolidated Financial Statements of the Company.


                  (Dollars in thousands, except ratios and per share data)
                     			    1996      1995      1994      1993      1992

OPERATING DATA <1>
FOR THE YEAR ENDED:
Total interest income     $ 47,397  $ 43,068  $ 35,801  $ 35,086  $ 37,505
Total interest expense      21,966    20,777    15,424    15,263    17,887
Net interest income         25,431    22,291    20,377    20,048    19,820
Provision for loan losses    1,965     1,315       765     1,592     2,387
Other income                 5,178     4,481     4,141     4,177     3,716
Other expenses              17,522    16,818    15,672    15,124    14,945
Net income                   7,651     6,050     5,748     5,071     4,550

--------------------------------------------------------------------------

BALANCE SHEET DATA
AT YEAR END:
Total assets              $616,635  $543,430  $498,006  $465,373  $468,562
Investment securities      147,783   131,762    99,419   103,349   112,556
Net loans                  415,540   372,800   354,570   315,305   285,448
Total deposits             504,692   429,077   403,819   385,639   401,623
Long-term borrowings        29,200    23,142    23,787    20,331    15,506
Stockholders' equity        56,193    51,474    45,635    42,778    38,497

--------------------------------------------------------------------------

SIGNIFICANT RATIOS <1>,<2>
Net income to:
 Average total assets         1.29%     1.15%     1.20%     1.09%     1.01%
 Average stockholders'
  equity                      14.4      12.3      12.9      11.9      11.8
Average stockholders'
 equity to average
 total assets                  8.9       9.3       9.3       8.8       7.5
Average loans to
 average deposits             84.0      85.2      85.5      78.4      70.2
Primary capital to
 period end total assets       9.2      10.4      10.1      10.1       8.9
Dividend payout ratio         29.3      32.2      29.3      29.8      28.0

--------------------------------------------------------------------------

PER SHARE DATA <1>,<2>,<3>
Net income:
 Primary                  $   2.20  $   1.73  $   1.63  $   1.50  $   1.41
 Fully diluted <4>            2.18      1.72      1.63      1.48      1.32
Cash dividends paid           0.65      0.56      0.48      0.43      0.40
Book value at
 end of period               16.32     15.04     13.01     12.15     11.42

--------------------------------------------------------------------------

Notes:

<1> 1993 net income and per share information based upon net income after adjustment for cumulative effect of accounting changes of $314,000 or $0.09 per share.

<2> Adjusted to reflect a 10% stock dividend issued July 15,
    1996, a 10% dividend issued October 25, 1995, a two-for-one stock split issued April 29, 1994, and a 10% stock dividend issued April 15, 1993.

                     			  1996       1995       1994       1993       1992
<3> Primary shares
     outstanding        3,480,999  3,498,955  3,520,337  3,384,796  3,223,079
    Fully diluted shares
     outstanding        3,506,996  3,519,124  3,523,812  3,438,808  3,557,184

<4> Fully diluted net income per share for 1993 and 1992 is
    calculated as if the Subordinated Convertible Debenture were converted as of the issue date, with a corresponding increase from the after-tax reduction in interest expense.



COMMON STOCK


Return to Investors
-------------------
  The Company's goal is to become the financial services leader in all the communities we serve. Achieving this objective will lead to increases in shareholder value, the most important measure of our financial success. Peoples Bancorp's strong capital base ensures the Company's safety and allows opportunity for growth and expansion. Shareholder return on this investment continues to be a top priority, through both dividends and growth in the market value of the Company's stock.

  Management focuses on several key ratios that define our dedication to shareholder return. We concentrate on earnings per share, return on shareholders' equity, and dividends per share. Enhancement of net income and profitability through increased efficiencies are major Company goals, as well as positioning the Company for increased future profits. Under normal circumstances, as earnings per share increase, the dividends paid per share should follow with a similar increase and have a positive effect on the market value of the Company's common stock. Our associates are committed to enhancing the total return to our shareholders and the following graphs illustrate our commitment.

  In the last five years, the Company's earnings per share have grown by a compound annual average rate of 10.6%. Net income per share reached $2.18 in 1996. Through investments in technology, the Company has gained efficiencies to enhance overall performance. Increases in net interest income and other income streams (such as income generated in our Investment and Trust Division) have also contributed to the profitability of the Company.

  In addition to increasing shareholder wealth through growth in stock price, we believe a competitive dividend rate is also important to the overall return to our shareholders. In the last five years, the compound annual average growth rate of the Company's per share dividend was 10.2%. The Company has paid cash dividends on its Common Stock for over 40 consecutive years and has increased the annual dividend in each of the last 31 years. The Company plans to continue to pay quarterly cash dividends, subject to certain regulatory restrictions as described in Note 11 to the audited financial statements.

  In recent years the financial services industry has emphasized return on shareholders' equity (or "ROE") as a means of measuring an entity's performance. Recently the Company has implemented several strategic initiatives designed to increase ROE. The graph to the right shows the significant increase in ROE in 1996 for the Company. Management will continue to emphasize this ratio in the future as a method of maximizing the return on our shareholders' investment.

       	  Earnings      Dividends       Return on Average
       	  per share     per share     Shareholders' Equity
       	  ---------     ---------     --------------------
1992        $1.32         $0.40              12.77%
1993         1.48          0.43              12.45
1994         1.63          0.48              12.94
1995         1.72          0.56              12.33
1996         2.18          0.65              14.43


  Since February 9, 1993, the Company's common stock has traded on the Nasdaq National Stock Market (National Association of
Securities Dealers Automated Quotation). Nasdaq provides brokers and others with immediate access to the best stock price for the Company and thousands of other companies across the world. The Company's symbol is PEBO. In 1996, the Company also created a web site at address www.peoplesbancorp.com., where the Company's information can be accessed electronically. In 1996, there were 309,076 shares traded through the Nasdaq system, an average daily volume of 1,206 shares. The table below sets forth the high and low bid quotations for the indicated periods, and the cash dividends declared, with respect to the Company's Common Stock.

  Currently seven companies serve as market makers on the Nasdaq National Stock Market on behalf of the Company. Market prices have been obtained directly from the Nasdaq quotation system. The bid quotations and per share dividends have been retroactively adjusted for a 10% stock dividend issued on July 15, 1996, a 10% stock dividend issued on October 25, 1995 and a two-for-one stock split issued on April 29, 1994. Peoples Bancorp had 1,072 stockholders of record on December 31, 1996.


Quarterly Market and Dividend Information
-----------------------------------------
                            				      PER SHARE
              		       High Bid        Low Bid         Dividend

  1996
Fourth Quarter         $ 28.00         $ 23.75         $  0.17
Third Quarter            24.00           21.02            0.17
Second Quarter           21.36           20.91            0.15
First Quarter            21.59           20.91            0.15

--------------------------------------------------------------------------

  1995
Fourth Quarter         $ 21.48         $ 20.23         $  0.15
Third Quarter            20.66           18.18            0.14
Second Quarter           20.05           18.18            0.14
First Quarter            20.66           18.59            0.14

--------------------------------------------------------------------------

  1994
Fourth Quarter         $ 21.07         $ 19.22         $  0.13
Third Quarter            20.25           18.18            0.13
Second Quarter           19.84           16.53            0.12
First Quarter            18.59           15.70            0.12

--------------------------------------------------------------------------


  The following graph presents the closing stock price of the Company's common stock for each of the last five years (adjusted for stock splits and stock dividends):

      	       Closing Stock Price
	             -------------------
1992                 $14.65
1993                  17.25
1994                  19.84
1995                  21.48
1996                  26.50


  Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Peoples Bancorp Inc. to be held Thursday, April 10, 1997 at 10:00 A.M. in the Peoples Bank Conference
Room, 138 Putnam Street, Marietta, Ohio.

  On written request, a copy of our Annual Report to the Securities and Exchange Commission on Form 10-K is available to interested Stockholders. Requests should be addressed to Ruth
Otto, Corporate Secretary, Peoples Bancorp Inc., P.O. Box 738,
Marietta, Ohio 45750.


CONSOLIDATED BALANCE SHEETS

                                            						   December 31,
			                                    		       1996             1995
Assets
------
Cash and cash equivalents:
 Cash and due from banks                   $ 26,200,000     $ 17,251,000
 Interest-bearing deposits in other banks       217,000          243,000
 Federal funds sold                           2,100,000        3,500,000
					                                      ------------     ------------
    Total cash and cash equivalents          28,517,000       20,994,000
					                                      ------------     ------------
Available-for-sale investment securities,
 at estimated fair value (amortized cost
 of  $145,619,000 in 1996 and
 $128,021,000 in 1995)                      147,783,000      131,762,000
                                   					   ------------     ------------
Loans, net                                  422,413,000      379,526,000
Allowance for loan losses                    (6,873,000)      (6,726,000)
                                   					   ------------     ------------
    Net loans                               415,540,000      372,800,000
                                   					   ------------     ------------
Bank premises and equipment, net             11,508,000       10,575,000
Other assets                                 13,287,000        7,299,000
                                   					   ------------     ------------
     Total assets                          $616,635,000     $543,430,000
                                   					   ============     ============
Liabilities
-----------
Deposits:
 Non-interest bearing                      $ 63,410,000     $ 50,067,000
 Interest bearing                           441,282,000      379,010,000
                                   					   ------------     ------------
    Total deposits                          504,692,000      429,077,000
                                   					   ------------     ------------
Short-term borrowings:
 Federal funds purchased and securities
 sold under repurchase agreements            17,022,000       12,060,000
 Federal Home Loan Bank advances              2,500,000       21,216,000
                                   					   ------------     ------------
    Total short-term borrowings              19,522,000       33,276,000
                                   					   ------------     ------------
Long-term borrowings                         29,200,000       23,142,000
Accrued expenses and other liabilities        7,028,000        6,461,000
                                   					   ------------     ------------
      Total liabilities                     560,442,000      491,956,000
                                   					   ------------     ------------
Stockholders' Equity
--------------------
Common stock, no par value, 6,000,000
 shares authorized - 3,445,075 shares
 issued in 1996 and 3,332,598 issued in
 1995, including shares in treasury          34,349,000       30,898,000
Net unrealized holding gain on
 available-for-sale securities,
 net of deferred taxes                        1,428,000        2,469,000
Retained earnings                            20,470,000       21,786,000
                                    				   ------------     ------------
                                   					     56,247,000       55,153,000
Treasury stock, at cost, 2,000 shares
 in 1996 and 220,406 shares in 1995             (54,000)      (3,679,000)
                                   					   ------------     ------------
    Total stockholders' equity               56,193,000       51,474,000
                                   					   ------------     ------------
    Total liabilities and
     stockholders' equity                  $616,635,000     $543,430,000
                                   					   ============     ============

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

                                   					  Year ended December 31,
                            				      1996          1995          1994
Interest Income:
----------------
 Interest and fees on loans        $37,140,000   $34,177,000   $28,545,000
 Interest and dividends on:
  Obligations of U.S.
   Government and its agencies       7,205,000     5,338,000     4,266,000
  Obligations of states and
   political subdivisions            1,402,000     1,543,000     1,613,000
  Other interest income              1,650,000     2,010,000     1,377,000
                            				   -----------   -----------   -----------
    Total interest income           47,397,000    43,068,000    35,801,000
                            				   -----------   -----------   -----------
Interest Expense:
-----------------
 Interest on deposits               18,880,000    18,384,000    13,616,000
 Interest on short-term
  borrowings                         1,449,000     1,010,000       337,000
 Interest on long-term
  borrowings                         1,637,000     1,383,000     1,471,000
                            				   -----------   -----------   -----------
    Total interest expense          21,966,000    20,777,000    15,424,000
                            				   -----------   -----------   -----------
    Net interest income             25,431,000    22,291,000    20,377,000

  Provision for loan losses          1,965,000     1,315,000       765,000
                            				   -----------   -----------   -----------
    Net interest income after
     provision for loan losses      23,466,000    20,976,000    19,612,000
                            				   -----------   -----------   -----------

Other Income:
-------------
 Income from fiduciary activities    1,897,000     1,751,000     1,607,000
 Service charges on deposit
  accounts                           1,937,000     1,565,000     1,456,000
 Gain (loss) on sales of
  securities                            48,000        24,000      (237,000)
 Other                               1,296,000     1,141,000     1,315,000
                            				   -----------   -----------   -----------
    Total other income               5,178,000     4,481,000     4,141,000
                            				   -----------   -----------   -----------

Other Expenses:
---------------
 Salaries and employee benefits      7,514,000     7,836,000     6,779,000
 Net occupancy                       1,193,000     1,126,000     1,040,000
 Equipment                           1,329,000     1,241,000     1,205,000
 Insurance                             175,000       656,000     1,038,000
 Supplies                              713,000       572,000       619,000
 Taxes other than income taxes         833,000       588,000       575,000
 Amortization of excess cost
  over net assets acquired             419,000       159,000       159,000
 Other                               5,346,000     4,640,000     4,257,000
                            				   -----------   -----------   -----------
    Total other expenses            17,522,000    16,818,000    15,672,000
                            				   -----------   -----------   -----------
Income before federal income taxes  11,122,000     8,639,000     8,081,000
                            				   -----------   -----------   -----------
Federal Income Taxes:
---------------------
 Current                             3,303,000     2,792,000     2,330,000
 Deferred                              168,000      (203,000)        3,000
                            				   -----------   -----------   -----------
    Total federal income taxes       3,471,000     2,589,000     2,333,000
                            				   -----------   -----------   -----------
NET INCOME                         $ 7,651,000   $ 6,050,000   $ 5,748,000
                            				   ===========   ===========   ===========

Earnings per share:
-------------------
 Primary                                 $2.20         $1.73         $1.63
 Assuming full dilution                  $2.18         $1.72         $1.63


Weighted average number of shares outstanding:
----------------------------------------------
 Primary                             3,480,999     3,498,955     3,520,337
 Assuming full dilution              3,506,996     3,519,124     3,523,812


See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   					Net
                                                               									Unrealized
                                                                								Holding
                                                               									Gain (Loss)
									                                                               on
				                                                               					Available-
                              	 Common Stock              Retained      for-Sale      Treasury
                               	Shares      Amount        Earnings      Securities    Stock          Total
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993      1,509,540   $24,290,000   $20,012,000                 $(1,524,000)   $42,778,000
----------------------------------------------------------------------------------------------------------------
Adjustment for change in method
 of accounting, net of taxes                                            $ 3,048,000                    3,048,000
Net income                                                  5,748,000                                  5,748,000
Purchase of treasury stock,
 10,488 shares                                                                           (215,000)      (215,000)
Two-for-one stock split         1,509,540
Exercise of common
 stock options                        520         5,000                                                    5,000
Issuance of common stock under
 dividend reinvestment plan         1,308        31,000                                                   31,000
Net change in unrealized
 gain (loss) on available-
 for-sale securities                                                     (4,078,000)                  (4,078,000)
Cash dividends declared
 of $0.48 per share                                        (1,682,000)                                (1,682,000)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994      3,020,908    24,326,000    24,078,000    (1,030,000)   (1,739,000)    45,635,000
----------------------------------------------------------------------------------------------------------------
Net income                                                  6,050,000                                  6,050,000
Purchase of treasury stock,
 87,340 shares                                                                         (1,940,000)    (1,940,000)
10% stock dividend               302,470      6,394,000                                               (6,394,000)
Exercise of common
 stock options                     2,722         26,000                                                   26,000
Issuance of common stock under
 dividend reinvestment plan        6,498        152,000                                                  152,000
Net change in unrealized
 gain (loss) on available-
 for-sale securities                                                      3,499,000                    3,499,000
Cash dividends declared
 of $0.56 per share                                        (1,948,000)                                (1,948,000)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995      3,332,598    30,898,000    21,786,000     2,469,000    (3,679,000)    51,474,000
----------------------------------------------------------------------------------------------------------------
Net income                                                  7,651,000                                  7,651,000
Purchase of treasury stock,
 14,000 shares                                                                           (332,000)      (332,000)
10% stock dividend (reissued
 226,989 treasury shares)          85,468     2,871,000    (6,727,000)                  3,856,000
Exercise of common stock
 options (reissued 5,417
 treasury shares)                  16,434       330,000                                   101,000        431,000
Issuance of common stock under
 dividend reinvestment plan        10,575       250,000                                                  250,000
Net change in unrealized
 gain (loss) on available-
 for-sale securities                                                     (1,041,000)                  (1,041,000)
Cash dividends declared
 of $0.65 per share                                        (2,240,000)                                (2,240,000)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996      3,445,075   $34,349,000   $20,470,000   $ 1,428,000   $   (54,000)   $56,193,000
----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 					    Year ended December 31,
				                                  1996          1995          1994
Cash flows from operating activities:
-------------------------------------
 Net income                        $ 7,651,000   $ 6,050,000   $ 5,748,000
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
   Provision for loan losses         1,965,000     1,315,000       765,000
   (Gain) loss on sale of
    investment securities              (48,000)      (24,000)      237,000
   Depreciation, amortization,
    and accretion                    2,068,000     1,564,000     1,884,000
   Increase in interest receivable     (31,000)     (480,000)
   Increase in interest payable        486,000       238,000       185,000
   Deferred income tax expense
    (benefit)                          168,000      (203,000)        3,000
   Deferral of loan origination
    fees and costs                      73,000        17,000       410,000
   Other, net                          820,000       896,000       (91,000)
--------------------------------------------------------------------------
      Net cash provided by
       operating activities         11,512,000     9,373,000     9,141,000
--------------------------------------------------------------------------

Cash flows from investing activities:
-------------------------------------
 Purchases of available-for-sale
  securities                       (45,240,000)  (52,955,000)  (35,659,000)
 Purchases of held-to-maturity
  securities                                      (1,230,000)   (4,409,000)
 Proceeds from sales of
  available-for-sale securities      5,522,000     1,066,000    23,072,000
 Proceeds from maturities of
  available-for-sale securities     22,034,000    25,337,000    16,479,000
 Proceeds from maturities of
  held-to-maturity securities                        803,000     2,025,000
 Net increase in loans             (44,504,000)  (19,562,000)  (40,576,000)
 Expenditures for premises
  and equipment                     (1,773,000)   (1,122,000)   (1,142,000)
 Proceeds from sales of
  other real estate owned                             77,000       137,000
 Purchase of branches,
  net of cash received              68,004,000
--------------------------------------------------------------------------
      Net cash used in
       investing activities          4,043,000   (47,586,000)  (40,073,000)
--------------------------------------------------------------------------

Cash flows from financing activities:
-------------------------------------
 Net increase in non-interest
  bearing deposits                   8,393,000     1,946,000     3,016,000
 Net (decrease) increase in
  interest bearing deposits         (6,894,000)   23,312,000    15,164,000
 Net (decrease) increase in
  short-term borrowings            (13,754,000)   13,509,000     7,507,000
 Proceeds from long-term
  borrowings                        10,500,000     2,500,000     7,700,000
 Payments on long-term
  borrowings                        (4,442,000)   (3,145,000)   (4,244,000)
 Cash dividends paid                (1,934,000)   (1,702,000)   (1,623,000)
 Purchase of treasury stock           (332,000)   (1,940,000)     (215,000)
 Proceeds from issuance of
  common stock                         431,000        26,000         5,000
--------------------------------------------------------------------------
      Net cash (used in) provided
       by  financing activities     (8,032,000)   34,506,000    27,310,000
--------------------------------------------------------------------------
      Net increase (decrease) in
       cash and cash equivalents     7,523,000    (3,707,000)   (3,622,000)

Cash and cash equivalents
 at beginning of year               20,994,000    24,701,000    28,323,000
--------------------------------------------------------------------------
      Cash and cash equivalents
       at end of year              $28,517,000   $20,994,000   $24,701,000
==========================================================================

Supplemental cash flow information:
 Interest paid                     $21,757,000   $20,540,000   $15,239,000
 Income taxes paid                 $ 3,832,000   $ 2,364,000   $ 2,383,000


See notes to consolidated financial statements.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The accounting and reporting policies of Peoples Bancorp Inc. and Subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The Company considers all of its principal activities to be banking related. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed in the preparation of the financial statements. Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

Principles of Consolidation:
----------------------------
  The consolidated financial statements include the accounts of Peoples Bancorp Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents:
--------------------------
  Cash and cash equivalents include cash and due from banks, interest bearing deposits in other banks, and federal funds sold, all with original maturities of ninety days or less.

Investment Securities:
----------------------
  Management determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in a separate component of stockholders' equity, net of applicable deferred income taxes. The cost of securities sold is based on the specific identification method.

Allowance for Loan Losses:
--------------------------
  The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on a quarterly evaluation of the portfolio, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, and other relevant factors.

  On January 1, 1995, the Company adopted SFAS  No. 114
"Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118. The allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No.
114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to the adoption of SFAS No. 114, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral on collateral dependent loans. The adoption of this standard did not have a material effect on the Company's financial position, results of operations, accounting policies, or the determination of the adequacy of the allowance for loan losses. Impaired loans at December 31, 1996 and 1995 and the average investment in impaired loans for the year then ended were immaterial to the financial statements.

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

Intangibles:
------------
  Intangible assets representing the present value of future net income to be earned from deposits are being amortized on an accelerated basis over a ten year period. The excess of cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over a ten-year period.

Income Recognition:
-------------------
  Interest income is recognized by methods which result in level rates of return on principal amounts outstanding. Amortization of premiums has been deducted from and accretion of discounts has been added to the related interest income. Nonrefundable loan fees are deferred and recognized as income over the life of the loan as an adjustment of the yield. Subsidiary banks discontinue the accrual of interest when, in management's opinion, collection of all or a portion of contractual interest has become doubtful, which generally occurs when a loan is 90 days past due. When deemed uncollectible, previously accrued interest recognized in income in the current year is reversed and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-accrual loans is included in income only if principal recovery is reasonably assured. A non-accrual loan is restored to accrual status when it is brought current, has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.

Income Taxes:
-------------
  Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The Company and its banking subsidiaries file a consolidated federal income tax return and income tax expense is allocated among all companies on a separate return basis.

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


2.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments in accordance with SFAS No. 107:

Cash and due from banks, interest bearing deposits in other
banks, and federal funds sold:
-----------------------------------------------------------
  The carrying amounts reported in the balance sheet for these captions approximate their fair values.

Investment securities:
----------------------
  Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices of comparable securities.

Loans:
------
  The fair value of performing variable rate loans that reprice frequently and performing demand loans, with no significant change in credit risk, is based on carrying value. The fair value of certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial and consumer loans) is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

  The fair value for significant nonperforming loans is based on either the estimated fair value of underlying collateral or estimated cash flows discounted at a rate commensurate with the risk. Assumptions regarding credit risk, cash flows, and discount rates are determined using available market information and specific borrower information.

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

  The estimated fair values of the Company's financial instruments are as follows:

                          				  1996                        1995
                   			Carrying         Fair       Carrying        Fair
                   			 Amount          Value       Amount         Value
FINANCIAL ASSETS:
Cash and due from
 banks, interest
 bearing deposits with
 other banks, and
 federal funds sold   $ 28,517,000  $ 28,517,000  $ 20,994,000  $ 20,994,000
Investment securities  147,783,000   147,783,000   131,762,000   131,762,000
Loans, net             415,540,000   418,921,000   372,800,000   378,612,000

FINANCIAL LIABILITIES:
Deposits               504,692,000   506,039,000   429,077,000   430,184,000
Short-term borrowings   19,522,000    19,522,000    33,276,000    33,276,000
Long-term borrowings    29,200,000    29,289,000    23,142,000    23,255,000

OFF-BALANCE SHEET INSTRUMENTS:
Interest rate floors  $     71,000  $    325,000  $    116,000  $    751,000


3.  INVESTMENT SECURITIES:

  Effective January 1, 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The effect of this change in accounting principle resulted in an unrealized holding gain of $3,048,000 (net of $1,570,000 in deferred income taxes), for securities classified as available-for-sale effective January 1, 1994, and has been reflected in a separate component of stockholders' equity.

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

  The estimated maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. Rates are calculated on a taxable equivalent basis using a 34% federal income tax rate. The portfolio contains no single issue (excluding U.S. Government and U.S. Agency securities) which exceeds 10% of stockholders' equity.

Securities classified as available-for-sale
At December 31, 1996:
-------------------------------------------
                                    					  Gross       Gross
                     	 		     Amortized  Unrealized  Unrealized     Fair
			                             Cost        Gains      Losses       Value
U.S. Treasury securities
 and obligations of U.S.
 government agencies
 and corporations         $ 41,855,000  $  742,000  $(126,000)  $ 42,471,000
Obligations of states and
 political subdivisions     23,949,000     743,000    (36,000)    24,656,000
Other mortgage-backed
 securities                 61,197,000     280,000   (697,000)    60,780,000
Other securities            18,618,000   1,277,000    (19,000)    19,876,000
                     			  ------------  ----------  ---------   ------------
    Total securities
     available-for-sale   $145,619,000  $3,042,000  $(878,000)  $147,783,000
                     			  ============  ==========  =========   ============


MATURITY DISTRIBUTION OF SECURITIES AVAILABLE-FOR-SALE

Contractual maturities at December 31, 1996


		                U.S. Treasury
              		 securities and  Obligations
              		 obligations of   of states                                     Total
              	      U.S.           and          Mortgage-                   available
             		   Government     political        backed        Other         for-sale
	             	    Agencies     subdivisions    securities    securities     securities
Within one year
---------------
Amortized cost    $ 9,492,000    $ 3,560,000    $ 2,582,000    $ 2,499,000    $ 18,133,000
Fair value        $ 9,553,000    $ 3,601,000    $ 2,568,000    $ 2,535,000    $ 18,257,000
Yield                    6.98%          8.39%          6.02%          7.03%           7.13%

1 to 5 years
------------
Amortized cost     29,029,000      7,456,000     19,587,000      7,008,000      63,080,000
Fair value         29,371,000      7,727,000     19,720,000      7,072,000      63,890,000
Yield                    6.83%          8.68%          7.01%          6.78%           7.10%

5 to 10 years
-------------
Amortized cost      3,334,000      7,317,000     22,909,000      1,501,000      35,061,000
Fair value          3,547,000      7,526,000     22,650,000      1,509,000      35,232,000
Yield                    7.40%          8.30%          7.17%          7.02%           7.42%

Over 10 years
-------------
Amortized cost                     5,616,000     16,119,000      7,610,000      29,345,000
Fair value                         5,802,000     15,842,000      8,760,000      30,404,000
Yield                                   8.41%          7.16%          6.10%           7.12%
              		  ------------   -----------    -----------    -----------    ------------
Total amortized
 cost             $41,855,000    $23,949,000    $61,197,000    $18,618,000    $145,619,000
Total fair value  $42,471,000    $24,656,000    $60,780,000    $19,876,000    $147,783,000
Total yield              6.91%          8.46%          7.07%          6.55%           7.19%
              		  -----------    -----------    -----------    -----------    ------------


Securities classified as available-for-sale
At December 31, 1995:
-------------------------------------------
                                    					  Gross      Gross
                    			     Amortized   Unrealized  Unrealized     Fair
                     			       Cost        Gains      Losses       Value
U.S. Treasury securities
 and obligations of U.S.
 government, agencies
 and corporations         $ 39,242,000  $1,319,000  $ (28,000)  $ 40,533,000
Obligations of states and
 political subdivisions     24,879,000     997,000    (16,000)    25,860,000
Other mortgage-backed
 securities                 45,465,000     619,000    (68,000)    46,016,000
Other securities            18,435,000     920,000     (2,000)    19,353,000
                     			  ------------  ----------  ---------   ------------
    Total securities
     available-for-sale   $128,021,000  $3,855,000  $(114,000)  $131,762,000
                     			  ============  ==========  =========   ============


Securities classified as available-for-sale
At December 31, 1994:
-------------------------------------------
                                  				  Gross        Gross
                  			     Amortized   Unrealized   Unrealized     Fair
                   			       Cost        Gains       Losses       Value
U.S. Treasury securities
 and obligations of U.S.
 government, agencies
 and corporations         $32,361,000  $  181,000  $  (585,000)  $31,957,000
Obligations of states and
 political subdivisions    21,624,000     312,000     (233,000)   21,703,000
Other mortgage-backed
 securities                23,430,000      16,000   (1,535,000)   21,911,000
Other securities           14,368,000     554,000     (321,000)   14,601,000
                     			  -----------  ----------  -----------   -----------
    Total securities
     available-for-sale   $91,783,000  $1,063,000  $(2,674,000)  $90,172,000
                     			  ===========  ==========  ===========   ===========


Securities classified as held-to-maturity
At December 31, 1994:
-----------------------------------------
                                  					  Gross       Gross
                  			     Amortized   Unrealized  Unrealized     Fair
                   			       Cost        Gains      Losses       Value
U.S. Treasury securities
 and obligations of U.S.
 government, agencies
 and corporations         $ 4,683,000   $  5,000   $ (35,000)   $ 4,653,000
Obligations of states and
 political subdivisions     3,414,000     40,000    (123,000)     3,331,000
Other mortgage-backed
 securities                   992,000          0     (38,000)       954,000
Other securities              158,000          0      (7,000)       151,000
                     			  -----------   --------   ---------    -----------
    Total securities
     held-to-maturity     $ 9,247,000   $ 45,000   $(203,000)   $ 9,089,000
                     			  ===========   ========   =========    ===========


  Gross realized gains were $48,000 and $24,000 in 1996 and 1995, respectively.  Gross realized gains and realized losses were
$126,000 and $363,000, respectively, in 1994.   At December 31,
1996 and 1995, investment securities having a par value of $88,404,000 and $68,501,000, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements.


4.  LOANS:

  Loans are comprised of the following at December 31:

                                          						1996            1995

Commercial, financial, and agricultural     $127,927,000    $117,306,000
Real estate, construction                      9,944,000       5,919,000
Real estate, mortgage                        175,505,000     154,469,000
Consumer                                     109,037,000     101,832,000
                                    				    ------------    ------------
    Total loans                             $422,413,000    $379,526,000
                                   					    ============    ============


  Changes in the allowance for loan losses for each of the three years in the period ended December 31, 1996, were as follows:

                           				  1996          1995         1994

Balance, beginning of year     $6,726,000    $6,783,000   $6,370,000

Charge-offs                    (2,329,000)   (1,803,000)  (1,124,000)
Recoveries                        511,000       431,000      772,000
                     			       ----------    ----------   ----------
  Net charge-offs              (1,818,000)   (1,372,000)    (352,000)
Provision for loan losses       1,965,000     1,315,000      765,000
                     			       ----------    ----------   ----------
    Balance, end of year       $6,873,000    $6,726,000   $6,783,000
                     			       ==========    ==========   ==========


  The Company's lending is primarily focused in the local southeastern Ohio market and consists principally of retail lending, which includes single-family residential mortgages and other consumer lending. The Company's largest group of business loans consists of automobile dealer floor plans, which totaled $13,673,000 and $16,455,000 at December 31, 1996 and 1995,
respectively. It is the Company's policy to obtain the underlying inventory as collateral on these loans. The Company does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary banks.

  In the normal course of its business, the subsidiary banks have granted loans to executive officers and directors of the Company and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectibility. The following is an analysis of activity of related party loans for the year ended December 31, 1996:


	Balance, January 1, 1996        $12,255,000
	    New loans                     9,851,000
	    Repayments                   13,653,000
                            					-----------
	Balance, December 31, 1996      $ 8,453,000
                            					===========

  In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which is applicable to the Company effective January 1, 1997. However, in December 1996, the FASB agreed to defer the effective date for one year for the following transactions: securities lending, repurchase agreements, dollar rolls and other similar secured transactions. The delay in implementation was necessary to allow companies to overcome technological problems in their systems which would create control and accountability issues. Statement No. 125 establishes standards for determining whether certain transfers of financial assets should be considered sales of all or part of the assets or secured borrowings. Statement No. 125 also establishes standards for settlements of liabilities through the transfer of assets to a creditor or obtaining an unconditional release and whether these settlements should prove the debt extinguished. The adoption of Statement No. 125 is not expected to have a material effect on the Company's financial statements.


5.  BANK PREMISES AND EQUIPMENT:

  The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

                                  					  1996               1995

Land                                  $ 1,836,000        $ 1,607,000
Building and premises                  11,299,000         10,341,000
Furniture, fixtures and equipment       8,162,000          7,274,000
                            				      -----------        -----------
                            				       21,297,000         19,222,000
  Accumulated depreciation              9,789,000          8,647,000
                            				      -----------        -----------
Net book value                        $11,508,000        $10,575,000
                            				      ===========        ===========

  Depreciation expense was $1,358,000, $1,230,000, and $1,110,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

  The Company leases a banking facility and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from two to ten years.
The future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1996:

	   Year Ending December 31,         Operating Leases

	   1997                                 $192,000
	   1998                                  182,000
	   1999                                  116,000
	   2000                                   48,000
	   2001                                   34,000
	   Thereafter                             54,000
                                   						--------
	     Total minimum lease payments       $626,000
                                    					========

  Rent expense was $150,000, $170,000 and $181,000 in 1996, 1995 and 1994, respectively.


6.  DEPOSITS:

  Deposits from related parties approximated $6.2 million and $9.4 million at December 31, 1996 and 1995, respectively. Included in interest-bearing deposits are various time deposit products. The maturities of time deposits for each of the next five years and thereafter are as follows: $160,204,000 in 1997, $45,814, 000 in 1998; $28,589,000 in 1999; $5,725,000 in 2000; $6,183,000
in 2001; and $1,976,000 thereafter.


7.  LONG-TERM BORROWINGS:

  Long-term borrowings consisted of the following at December 31:

                           				      1996             1995

Term note payable, at prime                        $ 1,560,000
Federal Home Loan Bank advances,
 bearing interest at rates
 ranging from 4.15% to 7.00%      $29,200,000       21,582,000
                            				  -----------      -----------
    Total long-term borrowings    $29,200,000      $23,142,000
                            				  ===========      ===========


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

  The aggregate minimum annual retirements of long-term borrowings in the next five years and thereafter are as follows:

              		      1997                5,802,000
              		      1998                8,125,000
              		      1999                2,681,000
              		      2000                2,752,000
              		      2001                2,837,000
              		      Thereafter          7,003,000
                                   					-----------
      Total long-term borrowings        $29,200,000
                                    				===========


8.  EMPLOYEE BENEFIT PLANS:

  The Company has a noncontributory defined benefit pension plan which covers substantially all employees. The plan provides benefits based on an employee's years of service and compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.

  Net pension cost included the following components:

                            				  1996         1995         1994

Service cost-benefits
 earned during the year         $248,000    $  254,000    $260,000
Interest cost on projected
 benefit obligations             416,000       444,000     401,000
Actual return on plan assets    (635,000)     (831,000)   (414,000)
Early retirement benefits                      777,000
Net amortization and deferral    220,000       381,000     (13,000)
                              		--------    ----------    --------
    Net pension cost            $249,000    $1,025,000    $234,000
                            				========    ==========    ========


  The following table sets forth the funded status and amounts recognized for the defined benefit pension plan in the consolidated balance sheets at December 31:

                            				       1996           1995
Actuarial present value of
accumulated benefit obligations:
  Vested benefits                  $ 4,598,000    $ 5,555,000
  Nonvested benefits                   118,000        186,000
                            				   -----------    -----------
Accumulated benefit obligation       4,716,000      5,741,000
Impact of future salary increases    1,152,000      1,164,000
                            				   -----------    -----------
Actuarial present value of
 projected benefit obligation for
 service rendered to date            5,868,000      6,905,000
Plan assets at fair value,
 primarily U.S. Government
 obligations and collective
 investment stock and bond funds     5,034,000      5,460,000
                            				   -----------    -----------
Projected benefit obligations
 in excess of plan assets             (834,000)    (1,445,000)
Unrecognized prior service cost        (73,000)       (82,000)
Unrecognized net gain from past
 experience different from that
 assumed and effects of changes
 in assumptions                       (552,000)      (171,000)
Unrecognized net transition asset      (48,000)       (59,000)
                            				   -----------    -----------
    Accrued pension cost included
     in other liabilities          $(1,507,000)   $(1,757,000)
                            				   ===========    ===========


  The rates used in determining the actuarial present value of the projected benefit obligation were as follows:

                                   					   1996        1995       1994

Discount rate                              8.00%       7.50%      8.50%
Rate of increase in compensation levels    4.50%       4.00%      5.00%
Long-term rate of return on assets         9.00%       9.00%      8.50%


  The unrecognized net gain increased in 1996 due to the change in the discount rate. In late 1995, the Company offered a voluntary early retirement program to a select group of employees who met certain qualifications. All employees eligible for the early retirement program accepted the offer and the Company incurred $777,000 in additional expense.

  The Company has a contributory defined benefit postretirement plan for former employees who were retired as of December 31, 1992. The plan provides for health and life insurance benefits. The Company's policy is to fund the cost of the benefits as
they are incurred.   The net periodic postretirement benefit
cost, which relates primarily to interest cost, was $62,000, $65,000, and $68,000 for 1996, 1995, and 1994, respectively.

  The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31:


                                         						   1996          1995

Accumulated postretirement benefit obligation   $(865,000)    $(857,000)
Unrecognized net (gain) loss                      (34,000)        1,000
                                          						---------     ---------
    Accrued postretirement benefit cost
     included in other liabilities              $(899,000)    $(856,000)
                                          						=========     =========


  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% at December 31, 1996 and 7.50% at December 31, 1995.

  The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 8% for 1997, grading down 1% per year to an ultimate rate of 5%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated benefit obligation for the plan at December 31, 1996, by $87,000 and the net periodic postretirement benefit cost in 1996 by $6,000.


9.  FEDERAL INCOME TAXES:

  The effective federal income tax rate in the consolidated statement of income is less than the statutory corporate tax rate due to the following:

                                   					   Year ended December 31
                            				      1996          1995           1994

Statutory corporate tax rate          34.0%         34.0%          34.0%
Differences in rate resulting from:
  Interest on obligations of state
   and political subdivisions         (3.7)         (5.0)          (5.8)
Other, net                             0.9           1.0            0.7
                            				      ----          ----           ----
                             			      31.2%         30.0%          28.9%
                            				      ====          ====           ====


  The significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31:

                                     		 1996             1995

Deferred tax assets:
  Allowance for loan losses          $1,888,000        $1,709,000
  Accrued employee benefits             945,000           991,000
  Deferred loan fees and costs          191,000           333,000
  Other                                 240,000           211,000
                            				     ----------        ----------
    Total deferred tax assets         3,264,000         3,244,000

Deferred tax liabilities:
  Available-for-sale securities         736,000         1,272,000
  Bank premises and equipment           593,000           546,000
  Other                                 587,000           446,000
                            				     ----------        ----------
    Total deferred tax liabilities    1,916,000         2,264,000
	                            			     ----------        ----------
       	Net deferred tax assets      $1,348,000        $  980,000
                            				     ----------        ----------

  The related federal income tax expense (benefit) on securities transactions approximated $16,000 in 1996, $8,000 in 1995, and $(81,000) in 1994.


10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

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

Loan Commitments and Standby Letters of Credit:
-----------------------------------------------
  Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Historically, most loan commitments and standby letters of credit expire unused. The Company's exposure to credit loss in the event of nonperformance by the counter-party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same underwriting standards in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. The total amounts of loan commitments and standby letters of credit are summarized as follows at December 31:

                           				     Contract Amount
                           				  1996              1995

Loan commitments              $50,518,000       $36,106,000
Standby letters of credit       3,164,000         2,116,000
Unused credit card limits      17,718,000        14,582,000


Interest Rate Floors:
---------------------
  In February, 1995, the Company entered into several interest rate floor contracts with two unaffiliated financial institutions as a means of managing the risks of changing interest rates. Interest rate floors are agreements to receive payments for interest rate differentials between an index rate and a specified floor rate, computed on notional amounts. The Company is subject to the risk that the effect of changes in interest rates will cause the Company to earn less than the then current market rates on its assets. These interest rate floors subject the Company to the risk that the counter-parties may fail to perform. In order to minimize such risk, the Company deals only with high-quality, financially secure financial institutions. The exposure to credit risk is significantly less than the notional amounts of $20,000,000 since the Company will only receive the interest rate differential. These interest rate contracts expire in February, 1998.


11.  REGULATORY MATTERS:

  The primary source of funds for the dividends paid by the Company is dividends received from its banking subsidiaries.
The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits of that year plus the retained net profits of the preceding two years. At December 31, 1996, approximately $7,257,000 of retained net profits of the banking subsidiaries were available for the payment of dividends to Peoples Bancorp Inc. without regulatory approval.

  The Company and its banking subsidiaries are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and each of its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and each of its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company and each of its banking subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company and each of its banking subsidiaries met all capital adequacy requirements at December 31, 1996.

  As of December 31, 1996, the most recent notifications from the banking regulatory agencies categorized the Company and each of its banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and each of its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed the Company's or any of its banking subsidiaries' category.

  The Company's and its significant banking subsidiary's, The
Peoples Banking and Trust Company ("Peoples Bank"), actual capital amounts and ratios are also presented in the table below.

                                                   								   Well
                                			       For Capital      Capitalized
                			      Actual             Adequacy        Provision
                    			  Amount    Ratio     Amount  Ratio   Amount   Ratio
As of December  31, 1996:
-------------------------
Total capital (to
Risk Weighted Assets)
  The Company          $53,560,000  12.9%  $33,324,000  8%  $41,654,000  10%
  Peoples Bank          41,727,000  11.4%   29,354,000  8%   36,693,000  10%
----------------------------------------------------------------------------
Tier 1 (to
Risk Weighted Assets)
  The Company           48,332,000  11.6%   16,662,000  4%   24,993,000   6%
  Peoples Bank          34,125,000   9.3%   14,677,000  4%   22,016,000   6%
----------------------------------------------------------------------------
Tier 1 (to
Average Assets)
  The Company           48,332,000   7.9%   24,408,000  4%   30,510,000   5%
  Peoples Bank          34,125,000   6.5%   21,163,000  4%   26,454,000   5%
----------------------------------------------------------------------------


As of December  31, 1995:
-------------------------
Total capital (to
Risk Weighted Assets)
  The Company           52,631,000  13.8%   30,408,000  8%   38,010,000  10%
  Peoples Bank          43,504,000  12.9%   26,969,000  8%   33,711,000  10%
----------------------------------------------------------------------------
Tier 1 (to
Risk Weighted Assets)
  The Company           47,880,000  12.6%   15,204,000  4%   22,806,000   6%
  Peoples Bank          36,290,000  10.8%   13,485,000  4%   20,227,000   6%
----------------------------------------------------------------------------
Tier 1 (to
Average Assets)
  The Company           47,880,000   8.8%   21,739,000  4%   27,174,000   5%
  Peoples Bank          36,290,000   7.7%   18,779,000  4%   23,473,000   5%
----------------------------------------------------------------------------


12. FEDERAL RESERVE REQUIREMENTS:

  The subsidiary banks are required to maintain average reserve balances with the Federal Reserve Bank. The Reserve requirement is calculated on a percentage of total deposit liabilities and averaged $7,963,000 for the year ended December 31, 1996.


13. ACQUISITIONS:

  On April 26, 1996, the Company acquired three full-service banking offices in the cities of Pomeroy, Gallipolis, and Rutland, Ohio, and assumed approximately $75 million in deposit liabilities from an unaffiliated institution for a cash consideration of approximately $5.4 million. Accordingly, consolidated results include the operations of the three full-service banking offices subsequent to the acquisition date.

  The purchase prices of the above and other previous acquisitions were allocated to the identifiable tangible and intangible assets acquired based upon their fair value at the acquisition date. Deposit intangibles, included in other assets, approximated $1,827,000 at December 31, 1996 while the related amortization expense approximated $206,000 in 1996. Goodwill, included in other assets, approximated $4,606,000 and $1,125,000 at December 31, 1996 and 1995, respectively, and the related amortization expense approximated $419,000 and $159,000 in 1996 and 1995, respectively.

  On January 1, 1997, the Company acquired Russell Federal Savings Bank ("Russell Federal") for a cash consideration of approximately $9.25 million. The Company plans to operate
Russell Federal as a federal savings bank subsidiary of Peoples Bancorp with continuity of management, officers and directors. Russell Federal has one full service office located in Russell, Kentucky, and had total assets of $28.0 million, deposits of $19.5 million and shareholders' equity of $8.0 million at December 31, 1996. This acquisition was accounted for under the purchase method of accounting.

  In November 1996, the Company entered into a definitive agreement to assume approximately $17 million in deposit liabilities from an unaffiliated institution. In the agreement, the Company will also acquire one full-service banking office in the city of Baltimore, Ohio. Regulatory approval was received in January 1997 and the acquisition is expected to be completed in the first quarter of 1997. This acquisition will be accounted for under the purchase method.


14. CHANGES IN CAPITAL STRUCTURE:

  On June 14, 1996, the Company declared a 10% stock dividend issued on August 1, 1996 to shareholders of record as of July
15, 1996.   On August 22, 1995, the Company declared a 10% stock
dividend issued on October 25, 1995 to shareholders of record as of October 10, 1995. On March 24, 1994, the Company declared a two-for-one stock split issued on April 29, 1994 to shareholders
of record as of April 15, 1994.   All per share information in
the accompanying consolidated financial statements gives retroactive effect to these stock transactions.


15.  STOCK OPTIONS:

  The Company's stock option plans provide for the granting of both incentive stock options and non-qualified stock options of
up to 387,200 shares of common stock.   Under the provisions of
the plans, the option price per share shall not be less than the fair market value of the common stock on the date of grant of such option, therefore no compensation expense is recognized. All granted options vest in periods ranging from six months to five years and expire 10 years from the date of grant. The weighted average remaining contractual life of options outstanding at December 31, 1996 was 7.6 years.

  As permitted, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by FASB Statement 123, "Accounting for Stock-Based Compensation" ("Statement 123") and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. However, pro forma financial information has not been included herein because the effect of applying Statement 123's fair value method to the Company's stock-based awards in 1996 and 1995 results in net income and earnings per share that are not materially different from amounts reported.


  Activity in the plans is summarized as follows:

                                  1996                     1995
                    			    Number       Option      Number        Option
                    			   of shares     price      of shares      price

Non-qualified stock options
---------------------------
Outstanding at beginning
 of year                    50,120   $16.12-19.42    19,965   $16.12-18.18
  Granted                    1,785          21.14    30,155    18.59-19.42
  Exercised                  6,142    16.95-19.42
  Canceled                   1,065    16.95-18.60
                      		   -------   ------------   -------   ------------
Outstanding at end of year  44,698    16.12-21.14    50,120    16.12-19.42
                      		   =======   ============   =======   ============

Exercisable at end of year  29,481   $16.12-21.14    27,288   $16.12-19.42
                     			   =======   ============   =======   ============
Weighted average fair
 value of options granted
 during the year                     $       3.54             $       3.14
                            				     ============             ============

Incentive stock options
-----------------------
Outstanding at beginning
 of year                   202,065   $14.47-19.32   207,515   $14.47-19.32
  Granted
  Exercised                 17,615    14.47-19.32     5,450          14.47
  Canceled                   4,235          19.32
                     			   -------   ------------   -------   ------------
Outstanding at end of year 180,215    14.47-19.32   202,065    14.47-19.32
                     			   =======   ============   =======   ============

Exercisable at end of year  69,063   $14.47-19.32    49,603   $14.47-19.32
                     			   =======   ============   =======   ============


16.  PARENT COMPANY ONLY FINANCIAL INFORMATION:

                                          						      December 31,
Condensed Balance Sheets                          1996            1995
------------------------
ASSETS:
Cash                                           $    20,000     $    20,000
Interest bearing deposits in subsidiary bank       239,000         533,000
Receivable from subsidiary bank                    900,000         969,000
Investment securities:  Available-for-sale
 (amortized cost of $1,297,000 and $1,098,000
 at December 31, 1996 and 1995, respectively)    2,447,000       1,636,000
Capital note receivable from subsidiary bank     3,000,000       3,000,000
Investments in subsidiaries:
  Banks                                         48,951,000      46,299,000
  Non-banks                                      1,125,000       1,065,000
Excess cost over net assets acquired               830,000         967,000
Other                                              939,000         906,000
                                    				       -----------     -----------
    Total assets                               $58,451,000     $55,395,000
					                                          ===========     ===========

LIABILITIES:
Accrued pension                                $ 1,525,000     $ 1,757,000
Accrued expenses                                   148,000          75,000
Dividends payable                                  585,000         529,000
Long-term borrowings                                             1,560,000
					                                          -----------     -----------
    Total liabilities                            2,258,000       3,921,000
                                   					       -----------     -----------
Stockholders' equity                            56,193,000      51,474,000
                                    				       -----------     -----------
    Total liabilities and stockholders' equity $58,451,000     $55,395,000
                                   					       ===========     ===========


                                   					   Year ended December 31,
Consolidated Statements of Income      1996         1995          1994
---------------------------------
INCOME:
Dividends from subsidiary banks    $4,010,000    $3,415,000    $2,280,000
Dividends from other subsidiaries      40,000        50,000        40,000
Interest                              346,000       393,000       301,000
Management fees from subsidiaries     902,000       907,000       818,000
Other                                  64,000        69,000       123,000
                            				   ----------    ----------    ----------
    Total income                    5,362,000     4,834,000     3,562,000
                            				   ----------    ----------    ----------
EXPENSES:
Salaries and benefits               1,156,000     1,183,000       948,000
Interest                              118,000       148,000       141,000
Other                                 784,000       764,000       549,000
                            				   ----------    ----------    ----------
    Total expenses                  2,058,000     2,095,000     1,638,000
                            				   ----------    ----------    ----------
Income before federal income taxes
 and equity in undistributed
 earnings of subsidiaries           3,304,000     2,739,000     1,924,000
Applicable income tax benefit        (190,000)     (200,000)     (100,000)
Equity in undistributed
 earnings of subsidiaries           4,157,000     3,111,000     3,724,000
                            				   ----------    ----------    ----------
      Net income                   $7,651,000    $6,050,000    $5,748,000
                            				   ==========    ==========    ==========


                                   					  Year ended December 31,
STATEMENTS OF CASH FLOWS              1996          1995         1994

Cash flows from operating activities:
-------------------------------------
Net income                         $7,651,000    $6,050,000    $5,748,000
Adjustment to reconcile net income
 to cash provided by operations:
  Amortization and depreciation       208,000       179,000       134,000
  Equity in undistributed
   earnings of subsidiaries        (4,157,000)   (3,111,000)   (3,724,000)
  Other, net                         (382,000)      189,000     1,103,000
-------------------------------------------------------------------------
    Net cash provided by
     operating activities           3,320,000     3,307,000     3,261,000
-------------------------------------------------------------------------

Cash flows from investing activities:
-------------------------------------
Purchase of investment securities    (199,000)     (340,000)     (188,000)
Expenditures for premises and
 equipment                            (89,000)      (87,000)      (46,000)
Investment in subsidiaries                         (150,000)
-------------------------------------------------------------------------
    Net cash used in
     investing activities            (288,000)     (577,000)     (234,000)
-------------------------------------------------------------------------

Cash flows from financing activities:
-------------------------------------
Payments on long-term borrowings   (1,560,000)     (260,000)     (260,000)
Purchase of treasury stock           (332,000)   (1,940,000)     (215,000)
Change in receivable from
 subsidiary                            69,000     1,043,000      (406,000)
Proceeds from issuance of
 common stock                         431,000        26,000         5,000
Cash dividends paid                (1,934,000)   (1,702,000)   (1,623,000)
-------------------------------------------------------------------------
    Net cash used in
     financing activities          (3,326,000)   (2,833,000)   (2,499,000)
-------------------------------------------------------------------------

    Net (decrease) increase in cash  (294,000)     (103,000)      528,000
Cash and cash equivalents at the
 beginning of the year                553,000       656,000       128,000
-------------------------------------------------------------------------
    Cash and cash equivalents
     at the end of the year        $  259,000    $  553,000    $  656,000
=========================================================================

  The parent company paid interest totaling $118,000, $148,000 and $141,000 during the years ended December 31, 1996, 1995 and 1994, respectively.


17.  SUMMARIZED QUARTERLY INFORMATION (UNAUDITED):

  A summary of selected quarterly financial information for 1996 and 1995 follows.  The quarterly data includes certain
reclassifications from interest income to other income to
conform to the year ended December 31, 1996, presentation.
These reclassifications did not have any impact on net income or earnings per share.
                                  					       1996
                   			 -----------------------------------------------------
                    			  First        Second         Third        Fourth
                    			 Quarter       Quarter       Quarter       Quarter

Interest income        $11,316,000   $11,725,000   $12,046,000   $12,310,000
Interest expense         5,367,000     5,416,000     5,539,000     5,644,000
Net interest income      5,949,000     6,309,000     6,507,000     6,666,000
Provision for possible
 loan losses               360,000       435,000       585,000       585,000
Investment securities
 gains                      26,000                                    22,000
Other income             1,162,000     1,271,000     1,304,000     1,393,000
Other expenses           4,013,000     4,299,000     4,578,000     4,632,000
Income taxes               883,000       875,000       818,000       895,000
Net income               1,881,000     1,971,000     1,830,000     1,969,000
Earnings per share
 assuming full dilution      $0.55         $0.57         $0.53         $0.56


                                  					       1995
                       -----------------------------------------------------
                     			  First        Second         Third        Fourth
                     			 Quarter       Quarter       Quarter       Quarter

Interest income        $10,017,000   $10,705,000   $11,006,000   $11,340,000
Interest expense         4,616,000     5,228,000     5,476,000     5,457,000
Net interest income      5,401,000     5,477,000     5,530,000     5,383,000
Provision for possible
 loan losses               285,000       310,000       360,000       360,000
Investment securities
 gains                                                  17,000         7,000
Other income             1,088,000     1,103,000     1,183,000     1,083,000
Other expenses           4,067,000     4,082,000     4,038,000     4,631,000
Income taxes               651,000       654,000       722,000       562,000
Net income               1,486,000     1,534,000     1,610,000     1,420,000
Earnings per share
 assuming full dilution      $0.42         $0.44         $0.46         $0.41



REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors:

  We have audited the accompanying consolidated balance sheets of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Peoples Bancorp Inc. and Subsidiaries for the year ended December 31, 1994, were audited by other auditors whose report dated January 26, 1995, expressed an unqualified opinion on those statements.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp Inc. and Subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                      				       /s/ ERNST & YOUNG LLP
                      				       Ernst & Young LLP

Charleston, West Virginia
January 31, 1997




AVERAGE BALANCES AND ANALYSIS OF NET INTEREST INCOME


                                             						   (Dollars in Thousands)
                            				  1996                          1995                          1994
                        					    Average                       Average                       Average
                    			Average   Income/   Yield/    Average   Income/   Yield/    Average   Income/   Yield/
                    			Balance   Expense    Rate     Balance   Expense    Rate     Balance   Expense    Rate

Securities <F1>:
----------------
Taxable                $127,815   $ 8,655    6.77%   $ 95,056   $ 6,667    6.98%   $ 77,649   $ 5,308    6.80%
Nontaxable <F2>          22,621     1,906    8.42%     23,761     2,117    8.91%     24,027     2,220    9.24%
               	       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total                 150,436    10,561    7.02%    118,817     8,784    7.40%    101,676     7,528    7.40%

Loans <F3> <F4>:
----------------
Commercial              125,138    11,944    9.54%    114,020    11,270    9.88%    105,315     8,934    8.48%
Real estate             172,367    14,322    8.31%    156,598    13,663    8.73%    146,966    12,311    8.38%
Consumer                102,759    10,949   10.66%     96,604     9,305    9.63%     85,219     7,340    8.61%
Valuation reserve        (6,799)                       (6,719)                       (6,680)
                       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total                 393,465    37,215    9.46%    360,503    34,238    9.50%    330,820    28,585    8.64%

Money Market:
-------------
Interest-bearing
 deposits                   622        29    4.64%        526        31    5.80%      1,744        61    3.51%
Federal funds sold        5,900       315    5.35%     13,226       780    5.90%     10,580       422    3.99%
              		       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total                   6,522       344    5.28%     13,752       811    5.90%     12,324       483    3.92%
              		       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total earning assets  550,423    48,120    8.75%    493,072    43,833    8.89%    444,820    36,596    8.30%
                  				 --------   -------            --------   -------            --------   -------
Other assets             42,021                        34,910                        35,204
              		       --------                      --------                      --------
    Total assets       $592,444                      $527,982                      $480,024
              		       ========                      ========

Deposits:
---------
Savings                $ 75,805     2,302    3.04%   $ 68,867     2,307    3.35%   $ 75,422     2,106    2.79%
Interest-bearing
 demand                 111,376     3,656    3.28%     92,280     3,228    3.50%     85,326     2,212    2.59%
Time                    234,550    12,922    5.51%    222,898    12,849    5.76%    187,842     9,298    4.95%
              		       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total                 421,731    18,880    4.48%    384,045    18,384    4.79%    348,590    13,616    3.91%

Borrowed Funds:
---------------
Short-term               33,166     1,408    4.25%     19,993     1,010    5.05%     10,953       337    3.08%
Long-term                23,490     1,678    7.14%     22,612     1,383    6.12%     24,614     1,471    5.98%
              		       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total                  56,656     3,086    5.45%     42,605     2,393    5.62%     35,567     1,808    5.08%
              		       --------   -------   ------   --------   -------   ------   --------   -------   ------
  Total interest-
   bearing liabilities  478,387    21,966    4.59%    426,650    20,777    4.87%    384,157    15,424    4.02%
                  				 --------   -------            --------   -------            --------   -------
Noninterest-bearing
 demand deposits         54,923                        46,876                        46,224
Other liabilities         6,115                         5,396                         5,029
              		       --------                      --------                      --------
  Total liabilities     539,425                       478,922                       435,410

Stockholders' equity     53,019                        49,060                        44,614
              		       --------                      --------                      --------
    Total liabilities
     and stockholders'
     equity            $592,444                      $527,982                      $480,024
              		       ========                      ========                      ========
Interest rate spread              $26,154    4.15%              $23,056    4.02%              $21,172    4.28%
                            				  -------   ------              -------   ------              -------   ------
Interest revenue/earning assets              8.74%                         8.89%                         8.30%
Interest expense/earning assets              3.99%                         4.21%                         3.47%
                                   					    ------                        ------                        ------
Net yield on earning assets
 (net interest margin)                       4.75%                         4.68%                         4.83%
                                   					    ======                        ======                        ======


<F1>  Average balances of investment securities based on historical cost.

<F2>  Computed on a fully tax equivalent basis using a tax rate of 34%. Interest income was increased by $723,000, $765,000 and $775,000 for 1996, 1995 and 1994, respectively.

<F3>  Nonaccrual and impaired loans are included in the average balances listed. Related interest income on nonaccrual loans prior to the loan being put on nonaccrual status is included in loan interest income. At December 31, 1996, 1995 and 1994, nonaccrual loans outstanding were $999,000, $482,000 and $902,000, respectively.

<F4>  Loan fees included in interest income for 1996, 1995 and
      1994 were $460,000, $428,000 and $358,000, respectively.





RATE VOLUME ANALYSIS/MATURITIES TABLES



Rate Volume Analysis
--------------------
(Dollars in Thousands)

            		      Change in Income/Expense <F1>            Rate Effect                    Volume Effect

                    			1996      1995      1994        1996      1995       1994        1996      1995      1994
Investment income:
------------------
Taxable                $1,988    $1,359    $ (730)     $ (237)   $  141     $ (635)     $2,225    $1,218    $  (95)
Nontaxable               (211)     (103)     (330)       (112)      (79)       (17)        (99)      (24)     (313)
              		       ------    ------    ------      ------    ------     -------      ------    ------    ------
   Total                1,777     1,256    (1,060)       (349)       62       (652)      2,126     1,194      (408)
              		       ------    ------    ------      ------    ------     -------      ------    ------    ------
Loan income:
------------
Commercial                674     2,336       934        (397)    1,557        174       1,071       779       760
Real estate               659     1,352       819        (672)      525       (133)      1,331       827       952
Consumer                1,644     1,965       454       1,028       923       (541)        616     1,042       995
              		       ------    ------    ------      ------    ------    -------      ------    ------    ------
    Total               2,977     5,653     2,207         (41)    3,005       (500)      3,018     2,648     2,707
              		       ------    ------    ------      ------    ------    -------      ------    ------    ------
Money market funds       (467)      328      (344)        (75)      262        151        (392)       66      (495)
              		       ------    ------    ------      ------    ------    -------      ------    ------    ------
Total interest income   4,287     7,237       803        (465)    3,329     (1,001)      4,752     3,908     1,804
              		       ======    ======    ======      ======    ======    =======      ======    ======    ======
Interest expense:
-----------------
Savings                    (5)      201        (1)       (226)      395        (70)        221      (194)       69
Interest-bearing
 demand deposits          428     1,016       214        (208)      824         80         636       192       134
Time                       73     3,551      (452)       (583)    1,664        (30)        656     1,887      (422)
Short-term borrowings     398       673       134        (182)      294         90         580       379        44
Long-term borrowings      295       (88)      266         240        34        (34)         55      (122)      300
              		       ------    ------    ------      ------    ------    -------      ------    ------    ------
Total interest expense  1,189     5,353       161        (959)    3,211         36       2,148     2,142       125
              		       ------    ------    ------      ------    ------    -------      ------    ------    ------
              		       $3,098    $1,884    $  642      $  494    $  118    $(1,037)     $2,604    $1,766    $1,679
              		       ======    ======    ======      ======    ======    =======      ======    ======    ======


<F1>  The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each.




Loan Maturities at December 31, 1996
------------------------------------
                            				   Due in
                     			Due in     One Year      Due
              		       One Year    Through      After
              		       or Less    Five Years  Five Years    Total
LOAN TYPE
Commercial loans:
-----------------
  Fixed                $  6,821    $  7,894    $  3,322    $ 18,037
  Variable               45,655      26,824      37,411     109,890
              		       --------    --------    --------    --------
                     			 52,476      34,718      40,733     127,927
              		       --------    --------    --------    --------
Real estate loans:
------------------
  Fixed                   4,605      14,952      31,329      50,886
  Variable               28,196      23,762      82,605     134,563
              		       --------    --------    --------    --------
                     			 32,801      38,714     113,934     185,449
              		       --------    --------    --------    --------
Consumer loans:
---------------
  Fixed                  28,718      62,283       4,381      95,382
  Variable                9,352       3,741         562      13,655
              		       --------    --------    --------    --------
                     			 38,070      66,024       4,943     109,037
               	       --------    --------    --------    --------

    Total              $123,347    $139,456    $159,610    $422,413
              		       ========    ========    ========    ========


Maturities of  Certificates of Deposit over $100,000 at December 31:
--------------------------------------------------------------------

             		     1996         1995         1994         1993

Under 3 months     $16,437      $18,662      $ 5,657      $ 5,761
3 to 6 months        8,279        9,319        2,149        2,241
6 to 12 months      10,309        5,140        5,868        2,859
Over 12 months       8,356        8,266       12,695        6,939
              		   -------      -------      -------      -------
    Total          $43,381      $41,387      $26,369      $17,800
              		   =======      =======      =======      =======



LOAN PORTFOLIO ANALYSIS

                            				       (Dollars in thousands)
                     			  1996       1995       1994       1993       1992
Year-end balances:
------------------
Commercial, financial
 and agricultural       $127,927   $117,306   $117,015   $101,633   $ 91,138
Real estate              175,505    154,469    150,289    135,704    125,586
Real estate
 construction              9,944      5,919      2,528      5,421      4,514
Consumer                 102,044     95,464     86,098     74,775     66,129
Credit card                6,993      6,368      5,423      4,142      3,768
                     			--------   --------   --------   --------   --------
    Total               $422,413   $379,526   $361,353   $321,675   $291,135
                     			========   ========   ========   ========   ========

Average total loans     $400,264   $367,222   $337,500   $306,282   $291,033
Average allowance
 for loan losses          (6,799)    (6,719)    (6,680)    (6,095)    (5,298)
                     			--------   --------   --------   --------   --------
  Average loans,
   net of allowance     $393,465   $360,503   $330,820   $300,187   $285,735
	                     		========   ========   ========   ========   ========

Allowance for loan
 losses, January 1      $  6,726   $  6,783   $  6,370   $  5,687   $  4,273
Allowance for loan losses
 of acquired branch                                                      721

Loans charged off:
------------------
Commercial, financial
 and agricultural            342        256         39        193      1,163
Real estate                   93         82        189        143        295
Consumer                   1,726      1,352        842        816        826
Credit card                  168        113         54         51         33
                     			--------   --------   --------   --------   --------
    Total                  2,329      1,803      1,124      1,203      2,317
                     			--------   --------   --------   --------   --------
Recoveries:
-----------
Commercial, financial
 and agricultural             36        111        392         60        241
Real estate                   75         60         61         65        110
Consumer                     391        251        304        157        267
Credit card                    9          9         15         12          5
                     			--------   --------   --------   --------   --------
    Total                    511        431        772        294        623
                     			--------   --------   --------   --------   --------

Net chargeoffs:
---------------
Commercial, financial
 and agricultural            306        145       (353)       133        922
Real estate                   18         22        128         78        185
Consumer                   1,335      1,101        538        659        559
Credit card                  159        104         39         39         28
                      		--------   --------   --------   --------   --------
    Total                  1,818      1,372        352        909      1,694
                      		--------   --------   --------   --------   --------
Provision for
 loan losses               1,965      1,315        765      1,592      2,387
                     			--------   --------   --------   --------   --------
Allowance for loan
 losses,  December 31   $  6,873   $  6,726   $  6,783   $  6,370   $  5,687
                     			========   ========   ========   ========   ========


Allocation of allowance for loan losses at December 31
------------------------------------------------------
Commercial              $  2,741   $  3,440   $  3,281   $  3,185   $  2,651
Real estate                1,050      1,517      1,828      2,000      1,189
Consumer                   2,078      1,519      1,096        987        602
Credit card                  131        100         89        166         45
Unallocated                  873        150        489         32      1,200
                     			--------   --------   --------   --------   --------
    Total               $  6,873   $  6,726   $  6,783   $  6,370   $  5,687
                     			========   ========   ========   ========   ========

Percent of loans to total loans at December 31:
-----------------------------------------------
Commercial                 30.3%      30.9%      32.4%      31.6%      31.3%
Real estate                41.5       40.7       41.6       42.2       43.1
Real estate, construction   2.3        1.5        0.7        1.7        1.6
Consumer                   24.2       25.2       23.8       23.2       22.7
Credit card                 1.7        1.7        1.5        1.3        1.3
                      		--------   --------   --------   --------   --------
    Total                 100.0%     100.0%     100.0%     100.0%     100.0%
                       	========   ========   ========   ========   ========

Ratio of net chargeoffs to average total loans:
-----------------------------------------------
Commercial                 0.08%      0.04%     (0.11)%     0.04%      0.32%
Real estate                0.00       0.01       0.04       0.03       0.06
Consumer                   0.33       0.30       0.16       0.22       0.19
Credit card                0.04       0.03       0.01       0.01       0.01
                     			--------   --------   --------   --------   --------
    Total                  0.45%      0.38%      0.10%      0.30%      0.58%
                     			========   ========   ========   ========   ========
Nonperforming loans:
--------------------
Nonaccrual loans             999        482        902      1,416      1,279
Loans 90+ days past due      621      1,236      1,082        896      1,284
Other real estate owned       28         45         97         38         49
                     			--------   --------   --------   --------   --------
    Total               $  1,648   $  1,763   $  2,081   $  2,350   $  2,612
                     			========   ========   ========   ========   ========

Nonperforming loans as a
 percent of total loans    0.39%      0.46%      0.58%      0.73%      0.90%
                     			========   ========   ========   ========   ========


  Interest income on nonaccrual loans which would have been recorded under the original terms of the loans for 1996, 1995 and 1994 was $78,000 (of which $11,000 was actually recorded), $19,000 (of which $10,000 was actually recorded) and $48,000 (of which $36,000 was actually recorded), respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction
------------
  The following discussion and analysis of the consolidated financial statements of Peoples Bancorp Inc. (the "Company") is presented to give the reader insight into management' assessment of the financial results. It also recaps the significant events that led to the results. The Company's subsidiaries, The Peoples Banking and Trust Company ("Peoples Bank"), The First National Bank of Southeastern Ohio ("First National") and The Northwest Territory Life Insurance Company, provide financial services to individuals and businesses within our market area. Peoples Bank is chartered by the State of Ohio and subject to regulation, supervision, and examination by the Federal Deposit Insurance Corporation ("FDIC") and the Ohio Division of Banks. First National is a member of the Federal Reserve System and subject to regulation, supervision, and examination by the Office of the Comptroller of the Currency. This discussion and analysis should be read in conjunction with the audited Consolidated financial statements and footnotes and the ratios, statistics, and discussions contained elsewhere in this Annual Report.

  The following text will include references to three separate acquisition transactions that have affected or will affect the Company's results of operations. In April 1996, Peoples Bank completed the acquisition of three full-service banking centers from an unaffiliated financial institution in the cities of Pomeroy, Gallipolis, and Rutland, Ohio ("Banking Center Acquisition"). The Company acquired approximately $75 million in deposits related to the Banking Center Acquisition. On January 1, 1997, the Company completed the purchase of Russell Federal Savings Bank ("Russell Federal") in Russell, Kentucky, for approximately $9.25 million in cash ("Russell Federal Acquisition"). Management plans to continue Russell Federal's operations as a federal savings bank subsidiary of the Company with continuity of management, officers and directors. Russell Federal had total assets of $28.0 million, deposits of $19.5 million and shareholders' equity of $8.0 million at December 31, 1996. Russell Federal is a member of the Federal Home Loan Bank, and is subject to regulation, supervision, and examination by the Office of Thrift Supervision, and is also subject to limited regulation by the Board of Governors of the Federal Reserve System. In November, 1996, the Company announced that Peoples Bank had entered an agreement to acquire a full-service banking facility in Baltimore, Ohio ("Baltimore Banking Center Acquisition"). In the transaction, Peoples Bank will assume approximately $17 million in deposits from this central Ohio banking facility. The FDIC has already approved the acquisition and the transaction is expected to be completed in the first quarter of 1997.


Overview of the Income Statement
--------------------------------
  The Company recognized an increase in net income of $1,601,000 or 26.5%, to $7,651,000 in 1996 from $6,050,000 in 1995. Net income in 1995 was negatively impacted in the amount of $513,000 in non-recurring expenses related to a voluntary early retirement program. In April 1996, the Banking Center Acquisition and related acquired deposits positively impacted growth in the Company's balance sheet and revenue streams.
Fully tax equivalent net interest income increased $3,098,000 in 1996 to $26,154,000, up 13.4% compared to 1995. The yield on interest-earning assets decreased modestly from 8.89% in 1995 to 8.75% in 1996. The average interest rate paid on interest-bearing liabilities also decreased, from 4.87% in 1995 to 4.59% in 1996. Net interest margin for the Company reached 4.75% compared to 4.67% last year. Increased net interest income can be attributed to the growth in the Company's higher-yielding assets such as loans and the decrease in costs associated with interest-bearing liabilities. Strong loan growth prompted an increase in the provision for loan losses in 1996, totaling $1,965,000, up from $1,315,000 in 1995.
Non-interest income (excluding gains or losses on sales of investment securities) increased 15.1% to $5,130,000 in 1996, compared to $4,457,000 in 1995. Gains on sales of investment securities totaled $48,000 in 1996, up from 1995's total gain of $24,000. Non-interest expense increased 4.2% in 1996 to $17,522,000.


Interest Income and Expense
---------------------------
  Net interest income is the amount by which interest income on earning assets exceeds interest paid on interest-bearing liabilities. Interest-earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits and borrowed funds such as Federal Home Loan Bank borrowings. Net interest income remains the primary source of revenue for the Company. Changes in market interest rates, as well as adjustments in the mix of interest-earning assets and interest-bearing liabilities, continue to impact net interest income.

  Market rates did not significantly fluctuate in 1996. In general, long-term interest rates were flat for most of 1996, increasing slightly in the fourth quarter. Short-term rates remained relatively unchanged. The national prime rate was 8.50% at December 31, 1995, moved to 8.25% in the first quarter of 1996 and remained at that level despite the increase in long-term interest rates. The Company's Asset Liability Committee ("ALCO") meets on a regular basis and monitors adjustments in interest rates and sets pricing guidelines for the Company.

  In 1996, the Company recorded net interest income of $25,431,000, an increase of 14.1% from 1995. Total interest income reached $47,397,000 while interest expense totaled $21,966,000. Included in interest income is $1,399,000 of tax-exempt income from investments issued by states and political subdivisions. Since these revenues are not taxed, it is more meaningful to analyze net interest income on a fully-tax equivalent ("FTE") basis.

  Net interest margin is calculated by dividing FTE net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by the Company's balance sheet. In 1996, net interest margin was 4.75%, an increase of 7 basis points compared to last year's 4.68%. This increase can be attributed to the Company's strong loan growth of over $40 million in 1996 as well as the assumption of approximately $75 million in deposits related to the Banking Center Acquisition. These deposits were primarily utilized as funding sources for 1996's loan growth and also allowed the Company to pay off certain higher-cost borrowings. Management anticipates increasing pressure on future net interest margin.

  Detailed analysis of several categories within interest-earning assets and interest-bearing liabilities reveal changes in mix and shifts in interest rates. In 1996, average balances in commercial loans increased $11,118,000 or 9.8%. The average yield on those loans decreased from 9.88% in 1995 to 9.54% in 1996 due primarily to the increasing competition for commercial loans in the Company's markets. Average real estate loan balances grew $15,769,000 or 10.1% to $172,367,000. This volume increase provided additional interest income on real estate loans of $689,000 to $14,322,000, an increase of 4.8%, despite a decrease in average yield of 42 basis points to 8.31%. Consumer loans also continued to grow, increasing $6,155,000 or 6.4% to an average of $102,759,000 in 1996. The Company's yield on consumer loans significantly increased, reaching 10.66% in 1996 compared to 9.63% in the prior year. This reflects management's intent to price consumer loans at levels commensurate with the inherent risk of these loans, in particular in the indirect portfolio. The Company has been able to meet its operating goals through the growth of the loan portfolio at competitive but profitable yields.

  The Company's interest costs in 1996 increased $1,189,000, but the rate paid on these funding sources decreased from 4.87% in 1995 to 4.59% in 1996. The Banking Center Acquisition allowed the Company to quickly grow its balance sheet yet maintain competitive pricing on its funding sources. In addition, the Company had $10 million of brokered certificates of deposits mature, which were replaced with lower interest rate funding sources.

  Interest costs on traditional deposit products decreased 31 basis points to 4.48% compared to 1995. The most significant component of interest expense in 1996 was interest paid on time deposits (i.e., certificates of deposits). In 1996, the Company paid interest of $12,922,000, or 5.51%, on average time deposit balances of $234,550,000. In 1995, the average rate paid on time deposits totaled 5.76% on average balances of $222,898,000. The largest increase occurred in average interest-bearing demand deposits, which grew $19,096,000 to $111,376,000. The cost of these funding sources averaged 3.28% in 1996, down 22 basis points from 1995. Management expects deposit pricing to be increasingly competitive in 1997.

  In 1996, the Company continued its expanded use of short-term borrowings as a funding source. Historically the Company's cash management services offered to a variety of business customers have provided short-term funding, specifically overnight repurchase agreements. In 1995, the Company's average balances of overnight repurchase agreements increased $3,226,000 (or 32.6%) to $13,134,000. The average rate paid in 1996 on overnight repurchase agreements totaled 3.82%, down 19 basis points from the prior year's average rate of 4.01%. These rates are based on selected indices which modestly decreased in 1996.

  Interest expense on average short-term Federal Home Loan Bank ("FHLB") advances in 1996 totaled $698,000, an average interest rate of 5.68%. Average short-term FHLB balances totaled $8,110,000 in 1995 at an average cost of 6.13%. Management plans to maintain access to FHLB borrowings as an appropriate funding source.

  Interest expense on long-term borrowings increased significantly in 1996. Total interest costs related to long-term borrowings totaled $1,678,000 in 1996, up $295,000 (or 21.3%) compared to
1995.  The rate paid on average long-term borrowings totaled
7.14% in 1996, an increase of 102 basis points compared to 1995's average rate of 6.12%, reflecting the increase in long-term borrowing rates in 1996. The majority of the Company's long-term borrowings are fixed rate FHLB borrowings.


Non-Interest Income
-------------------
  Non-interest income (excluding securities transactions) from operations reached new levels in 1996, totaling $5,130,000, an increase of 15.1% compared to 1995. Several categories had strong growth compared to 1995. Management continues to focus on non-interest income as a primary source of cost-recovery.

  The Company's Investment and Trust Division continued its strong earnings trend. The fee structure for fiduciary activities is based primarily on the fair value of assets being managed, which totaled nearly $430 million at December 31, 1996, an increase of $40 million from the previous year-end. As a result of the growth in market values and in the number of accounts served, income from fiduciary activities totaled $1,897,000, an increase of 8.3% compared to 1995. In 1997, management plans to continue expansion of the Investment and Trust Division's presence in our new markets and correspondingly increase non-interest income through this expansion in service area.

  In 1996, service charge income related to deposits increased $372,000 or 23.8% to $1,937,000. Several factors contributed to this growth, but primarily revenue streams related to the $75 million growth in deposits assumed in the Banking Center Acquisition. Increases in fee income were fueled primarily by this growth in number of customers and their related deposit accounts. Management is pleased with the performance of the new banking centers and anticipates similar revenue in the future. Revenues from electronic banking fees and other cost-recovery based fees and charges also increased in early 1996 due to a combination of modifications in the Company's fee schedule and increased volume. Other sources of non-interest income increased as a result of the Company's continued investment in electronic banking products such as the Peoples Connect Card, a debit card first introduced in 1996.

  In late 1995, First National Bank's subsidiaries, Northwest Territory Life Insurance Agency, Inc. and Northwest Territory Property and Casualty Insurance Agency, Inc. (the "Agencies"), were awarded insurance agency powers in the State of Ohio. The Agencies received Certificates of Qualification to provide full life and property insurance product lines to consumers in Ohio. These Agencies were the first in Ohio to be affiliated with a financial institution. Although the Agencies' results of operations did not have a material impact on 1996 results, they are anticipated to produce income growth and long-term value to the Company through internal development as well as external affiliation and acquisition. Currently, the Agencies are generating fee income on sales of annuities, mutual funds, and other similar investment products, as well as life insurance policies. Management intends to develop the Agencies' property and casualty insurance product lines through both internal development and acquisition of existing independent agencies.

  Management will continue to explore new methods of enhancing non-interest income in the future. Both traditional and non-traditional financial service products are being analyzed for inclusion in the product mix currently being offered by the Company.


Non-Interest Expense
--------------------
  Maintaining acceptable levels of non-interest expense and operating efficiency are important performance objectives for the Company. In 1996, non-interest expense totaled $17,522,000, an increase of 4.2% over the prior year. In 1996, non-interest expense was affected by a variety of sources, including a reduction in FDIC insurance premiums and additional amortization of intangibles and operational expense related to the Banking Center Acquisition.

  In 1995, non-interest expense was impacted by the voluntary early retirement program offered to certain qualifying employees (representing approximately 7% of the Company's employee base at the time). In addition to rewarding long-time employees for their valuable years of service, the program was designed to position the Company to manage the future challenges facing the banking industry. All employees eligible for the program accepted the offer and as a result, the Company recognized a charge to salaries and employee benefits of $777,000 in 1995.

  Salaries and employee benefits in 1996 totaled $7,514,000, down 4.1% from 1995's amount (which included the early retirement charge). Management expects salaries and employee benefits to modestly increase in 1997 due to the January completion of the Russell Federal Acquisition, the expected completion of an acquisition of the Baltimore Banking Center in first quarter 1997, and the impact of a full-year's operation of the three full-service offices from the 1996 Banking Center Acquisition.

  Non-interest expense decreased in 1996 due to a reduction in insurance premiums paid on Bank Insurance Fund ("BIF") deposits. In 1995, BIF related expense totaled $481,000 compared to $61,000 in 1996. On September 30, 1996, legislation was passed to recapitalize the Savings Association Insurance Fund ("SAIF") and affected the Company, due to small balances of "Oakar" deposits held at Peoples Bank. The Company paid a one-time expense of $40,000 to recapitalize the SAIF (the fund established to insure the deposits of thrift institutions).

  The legislation also mandated future assessments for insurance premiums. In years 1997 to 1999, the Company expects to pay an annual rate of 1.29 cents for every $100 of domestic deposits held at Peoples Bank and First National Bank. In addition, the Company will also annually pay 6.44 basis points per $100 of deposits to the SAIF for its balance of "Oakar" deposits held at Peoples Bank as well as the deposits held at Russell Federal. For the years 2000 to 2017, both banks and thrifts will annually pay 2.43 basis points per $100 of deposits. Although 1997's expense to insure the Company's deposit base will increase due to the Russell Federal and Baltimore
Banking Center acquisitions, management does not expect the BIF-SAIF combination to have a material impact on the Company's future results of operations. Lower deposit insurance premiums in the future should improve the Company's related efficiency ratios.

  Several categories within non-interest expense remained at levels comparable to the prior year. As expected, net occupancy expenses and depreciation expense on furniture and fixtures increased slightly due to the Banking Center Acquisition's related fixed assets. The Company's increased investment in technology and other customer-service enhancements will also impact depreciation expense in the future. Management feels that non-interest expense was leveraged in 1996 to enhance customer service and improve market share.

  In 1996, amortization of intangibles totaled $419,000 compared to $159,000 in 1995. This increase was due to the intangibles related to the Banking Center Acquisition. Future amortization of intangibles will be increased in 1997 by the Russell Federal and Baltimore Banking Facility acquisitions. Management does not expect the additional expense to materially impact the results of operations of the Company.

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

  Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company maintains fixed price stock option plans which have no intrinsic value at the grant date, and under Opinion No. 25, there is no compensation expense to be recognized.

  As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under Opinion No. 25. The effect of applying SFAS No. 123's fair value method to the Company's 1996 and 1995 granted stock options results in net income and earnings per share that are not materially different from amounts reported.


Return on Assets
----------------
  For the year ended December 31, 1996, return on average assets ("ROA") was 1.29%, up from 1995's ratio of 1.15%. The increase in ROA can be attributed to increased net income through enhanced net interest income as well as the effect of the early retirement program on 1995's results of operations. Management will continue to review opportunities to improve the efficiency of the Company's operations and expects ROA to remain stable or increase slightly in 1997.


Return on Equity
----------------
  Management recognizes that the Company's return on average stockholders' equity ("ROE") is an important indicator of an entity's financial performance. Due mostly to the negative impact to 1995's net income related to the early retirement program expense, ROE was 12.33% a year ago. In 1996, ROE reached 14.43%, the highest level in the Company's history.

  1996's increase in ROE compared to 1995 can be attributed primarily to increased net income as well as the effect of leveraging of the Company's balance sheet through assumed deposits in the Banking Center Acquisition, which provided approximately $75 million in deposits and increased revenue potential without increasing stockholders' equity. The Company's capital is adequate under regulatory and industry standards, as discussed in Note 11 of the Notes to the Company's Consolidated Financial Statements.

  Total equity was also affected in 1996 by the adjustment in the net unrealized holding gain, net of deferred income taxes, on available-for-sale securities. The adjustment of equity related to the net unrealized holding gain on investment securities decreased from $2,469,000 at year-end 1995 to $1,428,000 at December 31, 1996, due to modest increases in long-term interest rates since December 31, 1995.

  Management will continue to emphasize improvement in ROE, among other indicators, as a method of measuring performance in 1997.


Federal Income Tax Expense
--------------------------
  Federal income taxes increased from $2,589,000 in 1995 to $3,471,000 in 1996. This increase can be attributed to the Company's higher pre-tax income and a modest decrease in tax-exempt income. The Company's effective tax rate for 1996 was 31.2%, up modestly from 1995's effective tax rate of 30.0%.


Overview of Balance Sheet
-------------------------
  In 1996, the Company grew its balance sheet primarily through increased loan balances, funded by the deposits assumed in the Banking Center Acquisition. Total assets increased $73,205,000 or 13.5% to $616,635,000 at year-end 1996. Since December 31, 1995, the Company's asset growth has primarily occurred in interest earning assets such as loans and investment securities. Loans grew nearly $43 million (or 11.3%) to $422,413,000 and investment securities grew $16 million (or 12.2%) to $147,783,000.

  Growth in assets in 1996 was provided primarily from the funds acquired in the Banking Center Acquisition. Total deposits increased $75,615,000 (or 17.6%) to $504,692,000, which enabled the Company to reduce higher-costing short-term borrowings with the Federal Home Loan Bank and enhance net interest margin. Long-term borrowings, comprised primarily of FHLB borrowings with maturities greater than one year, grew $6,058,000 (or 26.2%) to $29,200,000 at December 31, 1996.

  Stockholders' equity increased $4,719,000, or 9.2%, to $56,193,000 at December 31, 1996. Certain components of stockholders' equity and all per share information have been adjusted for the 10% stock dividend issued to shareholders of record as of July 15, 1996. The Company purchased $332,000 of treasury shares in 1996 and also reissued treasury shares in the 10% stock dividend and through exercised stock options, resulting in total balance of treasury stock of $54,000 at December 31, 1996. Please see the Consolidated Statements of Stockholders' Equity found on page 18 in this Report for additional information regarding the changes in stockholders' equity.


Cash and Cash Equivalents
-------------------------
  The Company's cash and cash equivalents totaled $28,517,000 at December 31, 1996, an increase of $7,523,000 compared to year-end 1995. The Company's balance sheet growth essentially dictated the need for increased Federal Reserve cash requirements. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity needs. Management feels the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portion of the investment and loan portfolios that mature within one year. These sources of funds should enable the Company to meet cash obligations and off-balance sheet commitments as they come due.


Investment Securities
---------------------
  Investment securities totaled $147,783,000, up $16,021,000 or 12.2% from year-end 1995. All of the Company's investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for the Company in terms of selling securities as well as interest rate risk management opportunities. At December 31, 1996, the amortized cost of the Company's investment securities totaled $145,619,000, resulting in unrealized appreciation in the investment portfolio of $2,164,000.

  Except for investments in mortgage-backed securities, the specific components of the Company's investment portfolio remained relatively unchanged in 1996. At year-end, investments in mortgage-backed securities totaled $60,780,000, up
$14,764,000 (or 32.1%) from December 31, 1995's balance of
$46,016,000. Increases in this category can be attributed primarily to a growth strategy implemented in early 1996. In anticipation of the Banking Center Acquisition (and its associated deposits), management initiated a pre-acquisition investment program to take advantage of more favorable asset yields on mortgage-backed securities. As a result, balances in mortgage-backed securities grew significantly in the first quarter of 1996 and remained at those levels throughout the year. These acquisitions reflect a portion of the strategy implemented by the Company in 1995 to increase incremental amounts of net interest income by investing in higher-yield instruments. The pre-acquisition investment strategy was also designed to position the portfolio for future earnings while maintaining adequate liquidity and acceptable interest rate risk.

  Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through ALCO meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company. Through active balance sheet management and analysis of the investment securities portfolio, the Company maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers.


Loans
-----
  Loan volumes increased significantly in 1996 from further penetration in the Company's markets. Total loans increased
$42,887,000 or 11.3% to $422,413,000.  Growth occurred in all types of loans in 1996.

  Real estate loans to our retail customers continue to be the largest portion of the loan portfolio. Total real estate loans reached $175,505,000 at December 31, 1996, an increase of $21,036,000 (or 13.6%) compared to year-end 1995. In 1996, significant growth occurred in 1 to 4 family residential loans due in part to a special loan program which offered fixed rate loans to single family residential borrowers. The program met its goals in mid-1996 and was well accepted in the markets served by the Company. Residential real estate lending continues to represent a major focus of the lending portfolio due to the lower risk factors associated with these types of loans and the opportunity to provide additional products and services to these consumers.

  Also, real estate loan activity accelerated in 1996 due to the Company's special home equity credit line ("Equiline") program, designed to respond to the growing credit needs of the Company's customers during mid-1996. The special program offered 5-year, fixed rate Equilines at competitive interest rates and no loan closing costs. As a direct result of the special program, the Company's Equiline balances increased to $15,453,000 at December 31, 1996, up $5,179,000 (or 50.4%) since year-end 1995. In the process, the Company nearly doubled the number of Equiline accounts as a result of the special program, which reached its intended goals near the end of second quarter 1996. As expected, outstanding balances have increased. Management is pleased with the response to the special Equiline promotion and will continue to strive for quality loan programs designed to meet the needs of the Company's customers.

  Lending activity in the Banking Center Acquisition markets has centered primarily on real estate loans. Management expects to continue to penetrate these local southeastern Ohio markets in 1997, providing increased loan activity. Mortgage lending will remain a vital part of the Company's lending operation due to the programs offered to customers, who continue to seek quality real estate loan products in a competitive environment.

  In 1996, commercial, financial, and agricultural loans ("commercial loans") increased $10,621,000 (or 9.1%) to $127,927,000. Commercial loan demand continues to be strong in several of our markets. In particular, the Licking County market in central Ohio continued its loan growth in 1996, reaching over $23 million in loans at year-end. Established in 1993, this office has initiated increases in both the number of customers served as well as loan balances (up approximately $10 million in 1996) in the central Ohio market, one of the leading growth markets and economic sectors in Ohio.

  The financial services industry has experienced recent increases in consumer debt and the Company is no exception as its consumer lending has grown to meet customer demand. The Company's total consumer loans were $109,037,000 at December 31, 1996, an increase of $7,205,000 (or 7.1%) from year-end 1995. The majority of the Company's consumer loans are in the indirect lending area. At December 31, 1996, the Company had indirect loan balances of $68,333,000, up $5,686,000 (or 9.1%) from year-end 1995's balance of $62,647,000. This growth can be attributed to the Company's commitment to quality customer service and the continued strong demand for indirect loans in the markets served by the Company. Lenders use a tiered pricing system that enables the Company to apply interest rates commensurate with the risks inherent in the indirect loan. Management recently initiated steps to reinforce the use of this tiered system and anticipate growth in indirect loan balances to be tempered in 1997.

  The Company's credit card balances at December 31, 1996, were $6,993,000, an increase of $625,000 (or 9.8%) from the prior year's balance of $6,368,000. The Company has offered several new products to better serve the credit needs of our customers, including a no-fee credit card, increased credit limits to qualified customers, and specialty credit cards issued to specific organizational groups. Management will continue to evaluate new opportunities to serve our credit card customers.

  In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"). SFAS No. 122 amends SFAS No. 65 and requires financial institutions to recognize as separate assets rights to service mortgage loans for others, whether those rights were acquired through purchase or through the origination and subsequent sale of loans with servicing rights retained. SFAS No. 122 is to be applied prospectively for years beginning after December 15, 1995, with earlier application encouraged. The Company does not engage in significant secondary market activity, and accordingly, the adoption of SFAS No. 122 was immaterial to the Company's financial statements.


Loan Concentration
------------------
  The Company does not have a concentration of its loan portfolio in any one industry. Real estate lending (both mortgage and construction loans) continues to be the largest component of the loan portfolio, representing $185,449,000 (or 43.9%) of total loans, while commercial, financial, and agricultural loans totaled $127,927,000 (or 30.3%) at December 31, 1996.

  The Company's lending is primarily focused in the local southeastern Ohio market and consists principally of retail lending, which includes single-family residential mortgages and other consumer loan products. One of the Company's largest group of commercial loans consists of automobile dealer floor plans, which totaled $13,672,000 at year-end 1996. It is the Company's policy to obtain the underlying inventory as collateral on these loans.


Allowance for Loan Losses
-------------------------
  The allowance for loan losses as a percentage of total loans decreased from 1.77% at December 31, 1995 to 1.63% at year-end 1996. The total dollar amount of the reserve increased $147,000 over the same period. The Company's 1996 provision for loan losses totaled $1,965,000, while gross chargeoffs were $2,329,000 and recoveries amounted to $511,000. In 1995, the Company had gross chargeoffs of $1,803,000 and recoveries of $431,000. The Company's provision for loan losses increased in 1996 due to the combination of loan growth, loan delinquencies, and anticipated chargeoff activity in the consumer loan portfolio.

  Chargeoff activity in 1996 was very similar to 1995. A significant portion of the Company's chargeoffs in 1996 occurred in consumer lending. Increased loan activity and loan delinquencies, especially in the indirect lending area, resulted in total gross chargeoffs of $1,726,000 in 1996, up $374,000 (or 27.7%) compared to 1995. Management had anticipated consumer chargeoff activity to decrease in 1996, but consumer credit delinquency increased modestly. As a result, management increased its allocation of the allowance to consumer loans to address this exposure and now expects the rate of consumer chargeoffs to remain steady for 1997.

  Commercial loan chargeoffs totaled $342,000 and recoveries were $36,000, resulting in net chargeoffs of $306,000 in 1996 (up $195,000 compared to 1995). Real estate loan chargeoffs and recoveries were insignificant in both 1996 and 1995. Management continually monitors the loan portfolio through its credit review department and loan loss committee to determine the adequacy of the allowance for loan losses and considers it to be adequate at December 31, 1996. Management expects 1997's loan loss provision to be comparable to 1996's, due mostly to anticipated loan growth and industry predictions of continued consumer credit delinquencies. Management believes the current allowance for loan losses of 1.63% of total loans at year-end 1996 to be adequate to absorb inherent losses in the portfolio.

  Nonaccrual loans and those loans 90 days past due totaled $999,000 and $621,000, respectively, at December 31, 1996.
Nonperforming loans as a percentage of outstanding loans totaled 0.39% at year-end 1996, an improvement from 0.46% at December 31, 1995. Management believes the current nonperforming loan ratio reflects the overall quality of the Company's loan portfolio.


Funding Sources
---------------
  The Company considers deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for the Company and the expansion of the deposit base through the Banking Center Acquisition sustained the asset growth of the Company. In 1996, total deposits grew 17.6% to $504,692,000, with the majority of the growth occurring in time deposits. The Banking Center Acquisition accounted for most of this increase.

  In 1996, the most significant change to the Company's funding sources occurred as a result of the Banking Center Acquisition, causing a shift from year-end 1995 balances in short-term borrowings to traditional customer deposits in April, 1996. In late 1995, the Company implemented a growth strategy designed to enhance net interest income and other performance ratios, where investment securities were funded with short-term borrowings.
At December 31, 1995, short-term borrowings totaled $33,276,000. The funds associated with the Banking Center Acquisition essentially replaced the short-term borrowings as a funding source in the second quarter of 1996.

  After utilizing short-term borrowings in early 1996 in anticipation of the Banking Center Acquisition, the Company decreased total short-term borrowings to below those at year-end
1995.   At December 31, 1996, the Company had $19,522,000 in
total short-term borrowings, consisting primarily of corporate deposit accounts in the form of repurchase agreements. The Company will continue to access short-term FHLB borrowings as necessary and had a balance of $2,500,000 in this type of borrowing at year-end 1996.

  Growth occurred in all major categories of traditional deposits in 1996, occurring primarily through the Banking Center Acquisition. Growth in interest bearing deposits totaled $62,272,000 (or 16.4%) in 1996, rising to $441,282,000 at
December 31, 1996. Non-interest bearing deposits totaled $63,410,000 at year-end 1996, up $13,343,000 (or 26.7%) from
December 31, 1995, representing management's focus on increasing non-interest bearing balances. Management feels the deposit base remains the most significant funding source for the Company and will continue to concentrate on deposit growth and maintaining adequate net interest margin to meet the Company's strategic goals.

  Nearly all major categories of deposits experienced growth in 1996, in particular certificates of deposit ("CD's"), which totaled over $248 million at December 31, 1996, up nearly $30 million (or 13.5%). The Company continues to offer deposit specials to remain competitive in its market area. In the Banking Center Acquisition, the Company acquired approximately $41 million in CD's and Individual Retirement Accounts. During 1996, the Company also replaced $10 million of brokered CD's with a combination of lower cost short-term and long-term FHLB borrowings.

  Other deposit categories also grew in 1996. Interest-bearing transaction accounts totaled $116,442,000 at December 31, 1996, up $25,131,000 (or 27.5%) from $91,311,000 at year-end 1995.
Savings deposits were up $7,632,000 (or 11.1%) to $76,347,000 at
December 31, 1996. The Banking Center Acquisition bolstered growth in deposits in 1996 and management is pleased with the overall retention of those deposits. Internal growth was minimal in 1996 but management expects internal growth to be generated in 1997 due to special programs to be offered, designed to increase non-interest and interest bearing deposits. Management also expects deposit balances to increase in 1997 through the Russell Federal Acquisition ($19.5 million in deposits) and the Baltimore Banking Center Acquisition (approximately $17.5 million in deposits).

  In addition to traditional deposits, the Company continues to maintain long-term borrowings from the FHLB. This provides the Company with a reliable source of funds at fixed and indexed rates for longer periods of time than traditional deposit products, and the opportunity to match longer term fixed rate mortgages and other extended-maturity asset commitments against a similar funding source. Total long-term FHLB advances were $29,200,000 at December 31, 1996, a net increase of $7,618,000 since year-end 1995 (new advances totaled $10,500,000 and scheduled principal paydowns were $2,882,000). Management plans to utilize long-term FHLB borrowings as an appropriate funding source and currently has additional borrowing capacity with the FHLB.

  On December 31, 1996, as scheduled, the Company also retired long-term debt held with an unaffiliated financial institution in the amount of $1,430,000. The payment was funded from a corresponding dividend from Peoples Bank.

  Effective January 1, 1997, the Company completed the Russell Federal Acquisition with a cash payment of $9.25 million. The Company funded the purchase with internally generated sources, including dividends from Russell Federal (after completion of the purchase) and payoff of a $3 million intercompany capital note with Peoples Bank. The Company incurred additional debt in January 1997, with an unaffiliated financial institution in the amount of $3 million, to assist in the funding of the Russell Federal Acquisition.


Capital/Stockholders' Equity
----------------------------
  The capital position of the Company grew approximately $4.7 million (or 9.2%) to over $56 million at December 31, 1996, providing a strong base for profitable growth. Stockholders' equity increased in 1996 for several reasons, but primarily from the retention of net income. The Company paid dividends of $2,240,000 in 1996, a dividend payout ratio of 29.28% of earnings. Management feels this is an acceptable payout ratio for the Company and anticipates similar payout ratios in future periods.

  Equity growth was tempered in 1996 by the adjustment for the net unrealized holding gain on available-for-sale securities, net of deferred income taxes, which decreased $1,041,000 to a net gain of $1,428,000 at year-end 1996. Since all of the investment securities in the Company's portfolio are classified as available-for-sale, both the investment and equity sections of the Company's balance sheet are more sensitive to the changing market values of investments. In 1996, long-term interest rates modestly increased, causing a corresponding decrease in the market value of the investment portfolio.

  The Company has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning the Company's risk-based capital ratios can be found in Note 11 of the Notes to the Consolidated Financial Statements. At December 31, 1996, all of the Company's and each of its banking subsidiaries' risk-based capital ratios were above the minimum standards for a well-capitalized institution. Management continues to monitor risk-based capital ratios and the capital position of the Company and each of its banking subsidiaries as part of its strategic decision process.

  On August 1, 1996, the Company issued a 10% stock dividend to shareholders of record on July 15, 1996, marking the third time in the last four years that the Company has issued a 10% stock dividend. The Company also declared a two-for-one stock split in 1994. The Company retired all treasury shares as part of the issuance of the 10% stock dividend in August 1996. Subsequently, the Company's Board of Directors authorized the Company to purchase up to 10,000 additional treasury shares at market prices for use in conjunction with employee benefit plans.
At December 31, 1996, the Company had 2,000 shares in treasury for use in its employee benefit plans.


Liquidity
---------
  Liquidity measures an organization's ability to meet cash obligations as they come due. During the year ended December 31, 1996, the Company generated cash from operating and investing activities of $15,555,000 and used $8,032,000 in financing activities. The major cash inflow was the cash received in the Banking Center Acquisition of $68,004,000, and the major outlays were for loans of $44,504,000 and securities of $45,240,000. The Consolidated Statements of Cash Flows presented on page 19 of the Company's Consolidated Financial Statements provides analysis of cash flow activity.

  Additionally, management considers that portion of the investment securities and loan portfolios that matures within one year as part of liquid assets. The Company's liquidity is monitored by the ALCO, which establishes ranges of acceptable liquidity. The current liquidity position is adequate to fund off-balance sheet commitments and liabilities as they come due. Please see additional discussion of off-balance sheet commitments in Note 10 of the Notes to the Consolidated Financial Statements.


Effects of Inflation on Financial Statements
--------------------------------------------
  Substantially all of the Company's assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation in the same manner as companies in capital intensive industries. During a period of rising prices, a net monetary asset position results in loss in purchasing power and conversely a net monetary liability position results in an increase in purchasing power. In banks, monetary assets typically exceed monetary liabilities and therefore, as prices have increased over the past year, financial institutions experienced a modest decline in the purchasing power of their assets.


Interest Rate Sensitivity
-------------------------
  The following table presents the Company's interest rate sensitivity position using the static gap method at December 31, 1996 (dollars in thousands):

                          0 - 3      4 - 12     1 - 5      Over
                      		  Months     Months     Years     5 Years     Total
                     			---------  ---------  ---------  ---------  ---------
Interest earning assets:
------------------------
Investment securities
(all securities
available-for-sale):
  Taxable               $  20,891  $  16,799  $  52,675  $  41,207  $ 131,572
  Tax-exempt                  251      1,676      3,913     10,371     16,211
                     			---------  ---------  ---------  ---------  ---------
    Total                  21,142     18,475     56,588     51,578    147,783
Federal funds sold          2,100                                       2,100
Loans                     148,703    124,370    112,958     36,382    422,413
Interest-bearing
 deposits with banks         217                                         217
                     			---------  ---------  ---------  ---------  ---------
      Total               151,020    142,845    169,546     87,960    572,513
                     			---------  ---------  ---------  ---------  ---------

Interest-bearing liabilities:
-----------------------------
Deposits                  248,124    104,893     86,289      1,976    441,282
Federal funds purchased        37                                          37
Securities sold under
 agreements to repurchase  16,985                                      16,985
Short-term Federal Home
 Loan Bank borrowings       2,500                                       2,500
Long-term Federal Home
 Loan Bank borrowings       4,120      7,882     13,503      3,695     29,200
                     			---------  ---------  ---------  ---------  ---------
      Total               271,766    112,775     99,792      5,671    490,004
                     			---------  ---------  ---------  ---------  ---------
  Interest
    sensitivity         $ (99,604) $  30,070  $  69,754  $  82,289  $  82,509
                     			=========  =========  =========  =========  =========


  The Interest Rate Sensitivity table above shows that the Company is in a net asset sensitive position. In theory, this means that if interest rates increase, the Company's net income will increase over time. Conversely, if interest rates decline, so too will net income. The above table allocates interest rate sensitivity within various time frames. Within zero to three months, the Company is liability sensitive and all other categories are asset sensitive. Management monitors the asset and liability sensitivity through the ALCO and uses this data to make appropriate strategic decisions.

  In addition to the interest rate sensitivity schedule and asset/liability repricing schedules, management has recently added simulation modeling to its analysis of interest rate risk. This combination provides dynamic information concerning the Company's balance sheet structure in different interest rate environments. When using simulation modeling, assumptions based on anticipated market pricing are made to interest-earning assets and interest-bearing liabilities. These adjustments more accurately determine the interest rate risk of the Company. In 1996, the Company implemented in-house technology, which provides more simulation modeling to assist the ALCO in terms of balance sheet structure and interest rate risk management.

  As part of its asset/liability strategies, the Company may use certain off-balance sheet derivatives to manage interest rate risks. In February 1995, the Company paid a $195,000 premium for interest rate floors with a total notional value of $20 million. The interest rate floors require the counter-party to pay the difference between the specified floor rate and an index rate. The Company receives nothing if the index rate exceeds the specified floor rate. The Company is subject to the risk that the effect of changes in interest rates will cause the Company to earn less than the current market rates on the commercial loans associated with these floors. These interest rate floors also subject the Company to the risk that the counter-parties may fail to perform. To minimize this credit risk, the Company only enters into these types of transactions with high-quality, financially secure financial entities. The exposure to credit risk is substantially less than the notional principal amounts since only the interest rate differential is received and the premium was paid at the inception. In 1996, due to interest rates being below the indexed "strike" rate on the interest rate floors for all of 1996, the Company experienced a modest enhancement to net interest margin and increased net interest income. These agreements expire in February 1998 and did not materially affect net income in 1996.


Outlook for 1997
----------------
  Management is excited with the Company's future potential and the plans for 1997. Operating results for 1996 represent management's commitment to improved financial performance. The consistent earnings record has positioned the Company to achieve established goals and enhance investor return. Management feels the current combination of people and technology has positioned the Company well for future customer service challenges. Continued investments in technology provide the opportunity to compete at higher levels than other financial institutions of similar size.

  Many goals have been established for future operations, most of which focus on customer service enhancement as a means of increasing shareholder value. In addition to providing superior customer service, management feels growth into new markets, as well as further penetration of existing markets, is a priority of the Company. In 1997, the first quarter acquisition of Russell Federal in Kentucky and the expected completion of a full-service office in Baltimore, Ohio, are evidence of the Company's commitment.

  The Banking Center Acquisition and its associated deposits in 1996 provided increased funding sources and new markets for the Company. Although virtually no loans were assumed, the markets of the Banking Center Acquisition have produced nearly $10 million in new loans. Management believes significant opportunities exist for future growth in loans. In addition, the Company has retained nearly all of the deposits purchased in the Banking Center Acquisition, one of the main strategic goals of the purchase. Management looks forward to continuing the development of these markets and is confident the performance of the new offices is an enhancement to the future performance of the Company.

  Recent technological advances should provide a more efficient product delivery system to our customers. Investment in a PC-based system for the Company's customer service representatives ("CSR's") was completed in 1996, which allows each CSR to be connected to the Company-wide electronic network that provides a faster, more efficient method of serving our customers. The system expands the integration of the Company's financial information and enhances customer service through readily available product information. Management believes the Company is prepared for an electronic distribution system of the future.

  The Company's balance sheet growth and future leveraging of equity is a management focus for 1997. Future loan growth will rely on the Company's ability to serve both existing markets (and markets to be penetrated via acquisition) and selected customers outside those traditional geographic markets. Construction loans started in 1996 through low-income housing projects in southeastern Ohio and expanded opportunities for construction of model homes outside of the Company's geographic markets should provide strong future revenue streams. Also, management expects loan activity in the Russell Federal market to boost loan balances. Management is comfortable with the current loan to deposit ratio of 83.70% and expects the loan to deposit ratio to remain stable in early 1997 and decrease slightly throughout the year due to the increase in deposits assumed through acquisition.

  External acquisitions will play an important role in the results of operations in 1997. In January 1997, the Company completed the acquisition of Russell Federal in northeastern Kentucky along the Ohio River. Management plans to continue Russell Federal's operation as a savings bank subsidiary with continuity of management, officers and directors. At December 31, 1996, Russell Federal had over $28 million in assets and deposits exceeding $19 million, and operated one full-service office.

  Russell Federal represents the first thrift-chartered subsidiary of the Company. As a recently converted mutual savings bank, Russell Federal has a substantial capital base. The Company's management anticipates leveraging its capital base to increase Russell Federal's earnings potential. The tri-state markets of southern Ohio, northeastern Kentucky, and western West Virginia offer expansive growth opportunities and represent some of the biggest urban markets the Company serves.

  In early 1997 the Company plans to complete the Baltimore Banking Center Acquisition. In the transaction, Peoples Bank will assume approximately $17 million in deposits. This new full-service office will allow the Company to expand central Ohio operations and complement our existing business production office in Licking County, one of the Company's primary producers of commercial and real estate loans. Baltimore is located in Fairfield County and is part of one of the fastest growing sectors of Ohio and will add a deposit-gathering presence in central Ohio for the Company, creating a synergy for efforts in this area. Amortization of intangibles related to this acquisition are not expected to have a material impact on future results of operations.

  Russell Federal and the Baltimore Banking Center Acquisition represent the Company's intention to continue to expand its geographic customer service area. Future acquisitions, if they occur, may not be limited to geographic location or proximity to current markets, rather they will depend upon financial service opportunities that strengthen the core competencies developed by the Company. Management considers mergers and acquisitions to be a viable method of enhancing the Company's earnings potential and will continue to pursue appropriate business opportunities as they develop.

  The recent increase in loan balances has also spurred growth in delinquencies and net chargeoffs. Consumer loan chargeoffs continue to comprise the majority of the Company's loan losses and delinquencies in other loans such as commercial loans have increased modestly in recent quarters and as a result, net chargeoffs in this category slightly increased in late 1996. Management feels consumer chargeoffs have stabilized and that the current allowance for loan losses is adequate to cover potential chargeoffs as they occur, based on the inherent risk in the remainder of the loan portfolio. The 1997 provision for loan losses is expected to remain at 1996 levels for the near term and may be affected by the delinquencies in all loan categories.

  Enhanced non-interest income and controlled non-interest expense are critical to the success of the Company and is measured in the financial services industry by the efficiency ratio. For the year ended December 31, 1996, the Company's efficiency ratio was 53.89%, compared to 57.62% for the same period last year. Management will continue to focus on its efficiency ratio as a method of enhancing profitability and strives to reach 50% efficiency ratio in 1997 through income growth and leveraging of technology and existing delivery resources.

  The interest rate environment will play an important role in the future earnings of the Company. Net interest income in 1996 reached record levels. In 1997, management expects pressures on net interest margin to continue. However, due to the structure of the balance sheet and other off-balance sheet items, management estimates net interest income to remain level or modestly increase in 1997. The 1997 acquisitions could enhance net interest income depending on how quickly the Company can invest the acquired deposits in interest-earning assets with acceptable yields. Movements in interest rates continue to impact the performance of financial institutions but the Company does not solely manage its balance sheet based upon interest rate forecasts. Through its ALCO, management evaluates the balance sheet and monitors earnings performance, as well as effectiveness of its liquidity policy. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company.

  Management continues to strive for both traditional and non-traditional methods to increase the Company's earnings and strengthen the commitment to the communities we serve. As an example, in 1996, Peoples Bank entered into an agreement to fund a low-income housing project in a historic district of Marietta, Ohio. As a part of the agreement, Peoples Bank agreed to fund the construction of the project (expected to be completed in mid-1997) and participate as an equity contributor to the project. In general terms, the Company can anticipate historical tax credits in 1997 once the structure is certified as a historically rehabilitated building (estimated mid to late 1997 if construction occurs as planned). In addition, low-income housing tax credits can be expected over future periods. This project will lower the Company's effective tax rate in 1997.

  The rapid changes in banking combined with increased competition from all arenas have caused our organization to rethink the way we do business. A strong customer focus has been identified as key to the continued future growth, as the Company will continue to build a "Sales and Service" delivery process in 1997, representing a renewed commitment to emphasizing our existing strength in serving our customers. The new emphasis is designed to enhance our staff of associates with the ability to serve the changing needs of our customers over their lifetimes.

  Management concentrates on return on equity and earnings per share objectives, plus other methods, to measure and direct the performance of the Company. Many industries have gravitated towards performance-based compensation for their associates, and in 1997, the Company will adopt a new incentive plan for all associates. This plan is designed to enhance the earnings potential of the Company and increase shareholder wealth based on several growth and efficiency measurements, creating an environment where each employee has a personal stake in the overall performance of the Company. Management is excited with the unlimited potential of the new incentive program and benefit to the shareholder. While past results are not an indication of future earnings, management feels the Company is positioned to maintain performance of normal operations in 1997.


Comparison of 1995 to 1994
--------------------------
  The Company reported an increase in net income of 5.3%, to $6,050,000 in 1995 from $5,748,000 in 1994. This increase in earnings provided primary and fully diluted earnings per share of $1.73 and $1.72, respectively, for the year ended December 31, 1995. Assets grew to over $543 million, a 9.1% increase from 1994 total assets of $498 million. For the year ended December 31, 1995, return on average assets was 1.15%, a decline of five basis points from the 1994 ratio 1.20%. Return on stockholders' equity declined to 12.33%. The primary reason for these declines was expense related to an early retirement program offered to qualified employees in late 1995.

  From year-end 1994 to December 31, 1995, the Company's asset growth occurred primarily in the area of investment securities, which increased $32,343,000 (or 32.5%) to $131,762,000 at year-end 1995. In addition, total gross loans grew $18,173,000 (or 5.0%) to nearly $380 million. Funding for these increases was provided by deposit growth and short-term borrowings. Total deposits grew to over $429 million, a 6.3% increase over the December 31, 1994 balance of $403,819,000. The growth in short-term borrowings consisted primarily of advances from the FHLB. Short-term borrowings rose 68.3% to $33,276,000 at December 31, 1995. Long-term borrowings, comprised mostly of FHLB borrowings with maturities greater than one year, remained relatively constant, totaling $23,142,000 at December 31, 1995.

  The growth in loan volume and investment securities produced an increase in total average earnings assets. Total average earning assets increased from $444,602,000 at December 31, 1994 to $493,072,000 at December 31, 1995, an increase of 10.9%. From 1995 to 1994, the average yield associated with total average earnings assets also grew to 8.9% from 8.3%. The average yield on loans rose from 8.6% at December 31, 1994, to 9.5% at December 31, 1995. However, 1995 average assets yield increases were more than offset by a corresponding increase in the average rate associated with deposits and borrowed funds from 1994 to 1995. Interest revenue and expense both increased at nearly the same rate during 1995, which resulted in a decrease of 0.15% in the net yield on average earning assets (net interest margin) from 4.83% in 1994 to 4.68% in 1995.

  Non-interest income (excluding gains and losses on sales of investment securities) increased $99,000 to $4,457,000. Several categories of non-interest income had increases in 1995 compared to 1994. During 1995, the Company's Investment and Trust Division continued its earnings trend and provided a strong boost to non-interest income. Income from fiduciary activities totaled $1,751,000 for 1995, an increase of 9.0% compared to 1994. Income related to account service charges increased $109,000 (or 7.5%) over 1994 to $1,565,000 in 1995. Several factors contributed to this growth, but is primarily due to increased revenues from electronic banking fees and other cost-recovery based fees and charges.

  During 1995, the Company recorded net gains of $24,000 resulting from the sales of investment securities. This is in contrast to the net loss of $237,000 recorded on the sales of investment securities in 1994. During 1994 management elected to sell some of the lower yielding investments in its available-for-sale investment portfolio, and replace those securities with higher-yielding instruments. This opportunity to improve the overall yield of the portfolio was available due to increases in market interest rates during 1994.

  In December 1995, the Company recognized the results of a voluntary early retirement program to certain qualifying employees representing approximately seven percent of the Company's employee base. All employees eligible for the program accepted the offer and as a result, the Company recognized a charge to salaries and employee benefits of $777,000. This expense effectively decreased 1995 net income approximately $513,000, which impacted comparative results to 1995.


"Safe Harbor" Statement under the Private Securities Litigation
Reform Act of 1995
---------------------------------------------------------------
  The statements in this Annual Report which are not historical fact are forward looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricing, and other risks detailed in the Company's Securities and Exchange Commission filings.



PEOPLES BANCORP INC.
====================

DIRECTORS
---------
Dennis D. Blauser
President, Blauser Energy Corp.

George W. Broughton
Executive Vice President/Sales and Marketing, Broughton Foods Company

Wilford D. Dimit
Owner, First Settlement Square

Robert E. Evans
President and Chief Executive Officer, Peoples Bancorp Inc.

Barton S. Holl
Chairman of the Board, Logan Clay Products

Rex E. Maiden
Chairman of the Board, Maiden & Jenkins Construction Co.

Norman J. Murray
Retired, The Airolite Company

James B. Stowe
Chairman of the Board, Stowe Truck and Equipment Company

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Leeper Co., L.P.A.

Thomas C. Vadakin
President, Vadakin, Inc.

Joseph H. Wesel, Chairman
Chairman of the Board and Chief Executive Officer
Marietta Automotive Warehouse, Inc.

Directors Emeritus
------------------
Jewell Baker
R. Neil Christy
William K. Hamer
William E. McKinney
Fred R. Price


OFFICERS
--------
Robert E. Evans
President and Chief Executive Officer

Carol A. Schneeberger
Vice President, Operations

Rolland B. Swart
Vice President, Business Development

Charles R. Hunsaker
General Counsel

John W. Conlon
Chief Financial Officer

Jeffrey D. Welch
Treasurer

RobRoy Walters
Controller

Ruth I. Otto
Corporate Secretary

Karen V. Clark
Auditor

Johanna Burke
Compliance Officer

Teresa A. Pyles
Security Officer

Mark F. Bradley
Manager of Accounting and External Reporting


THE PEOPLES BANKING AND TRUST COMPANY
=====================================

DIRECTORS
---------
Dave M. Archer
President, Pioneer Pipe, Inc.

Dennis D. Blauser
President, Blauser Energy Corp.

George W. Broughton
Executive Vice President/Sales and Marketing, Broughton Foods Company

Wilford D. Dimit
Owner, First Settlement Square

Robert E. Evans
President and Chief Executive Officer

Brenda R. Jones, M.D.
Medical Director, Marietta Ophthalmology Associates, Inc.

Harold D. Laughlin
Owner, Laughlin Music and Vending

Rex E. Maiden
Chairman of the Board, Maiden & Jenkins Construction Co.

Norman J. Murray, Chairman
Retired, The Airolite Company

T. Pat Sauber
Owner, McDonald's Restaurants

James B. Stowe
Chairman of the Board, Stowe Truck and Equipment Company

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Leeper Co., L.P.A.

Thomas C. Vadakin
President, Vadakin, Inc.

Joseph H. Wesel, Chairman
Chairman of the Board, Marietta Automotive Warehouse, Inc.

Directors Emeritus
------------------
R. Neil Christy
William K. Hamer
William E. McKinney


OFFICERS
--------
Executive Officers
------------------
Robert E. Evans
President and Chief Executive Officer

David B. Baker
President, Investment and Trust Division

John W. Conlon
Chief Financial Officer and Treasurer

Larry E. Holdren
Executive Vice President, Director of Human Resources

Robert A. McKnight
Executive Vice President, Lending

Joseph S. Yazombek
Executive Vice President, Mortgage Lending

Banking and Lending
-------------------
John L. Cornett
Vice President, MGM Division

Carol S. Herrold
Vice President, Athens Division

John A. King
Vice President

William L. Malster
Vice President

Jerald L. Post
Vice President

David M. Redrow
Vice President, Licking Co.

David L. Batten
Assistant Vice President

Joseph P. Flinn
Assistant Vice President, Personal Loan Manager

Betty L. Reynolds
Assistant Vice President

Larry P. Smith
Assistant Vice President

Stuart C. Goldsberry
Private Banking Manager

Sondra K. Herlan
Loan Officer

Cathleen S. Knox
Loan Officer

Cathy J. Linscott
Loan Officer

Beverly C. Mellinger
Loan Officer

Charles V. Robinson, Jr.
Loan Officer, Credit Administration

Jonathan T. Schenz
Loan Officer

Operations
----------
Charles R. Hunsaker
Vice President and General Counsel

Susan L. Corcoran
Assistant Vice President, Operations

Mary Ann Mitchell
Assistant Vice President

Stephen L. Nulter
Assistant Vice President, Information Systems

Charles A. Snodgrass
Assistant Vice President

Mark F. Bradley
Manager of Accounting and External Reporting

Julie L. Giffin
Manager, Account Services

Karen L. Mills
Secretary to the Board

Ruth I. Otto
Assistant Secretary to the Board

RobRoy Walters
Controller

Electronic Banking
------------------
R. Joe Cowdery
Vice President

Paul A. Huffman
Assistant Vice President

Investment and Trust Division
-----------------------------
David B. Baker
President, Investment and Trust Division

Rose N. Haas
Vice President and Senior Investment Officer

Jeffrey D. Welch
Vice President

Beth Ann Worthington
Vice President, Personal Trust Officer

Ronald L. Close
Financial Planning Officer

Richard J. Flanagan
Assistant Investment Officer

Kelly A Sheppard
Assistant Trust Officer

Lori O'Connor
Assitant Trust Officer

Joy L. Bowen
Assitant Trust Officer



THE FIRST NATIONAL BANK OF SOUTHEASTERN OHIO
============================================

DIRECTORS
---------
Larry J. Armstrong
Armstrong and Smith

Carl Baker, Jr.
Co-Owner, B & N Coal Company

Robert E. Evans
President and Chief Executive Officer
Peoples Bancorp Inc.

Wilfred O. Hill
Retired, Oil and Gas

Charles R. Hunsaker
General Counsel

H. Clayton John
Vice Chairperson

James D. McKinney
Retired Superintendent, Morgan County Schools

Carol A. Schneeberger, Chairperson
Vice President, Operations, Peoples Bancorp Inc.

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Lepper Co., L.P.A.

Rick D. Turner
President and Chief Executive Officer

Directors Emeritus
------------------
Marcus Gant


OFFICERS
--------
Rick D. Turner
President and Chief Executive Officer

Kenneth E. Shafer
Executive Vice President and Cashier

Catherine R. Ogle
Vice President, Lending

Thomas D. Hesson
Assistant Vice President, Operations

Kristi A. Shafer
Assistant Vice President, Marketing and Business Development

Michael J. Schramm
Assistant Vice President, Manager, McConnelsville Office

Tori J. Allen
Personal Banking Officer

Cheryl L. Hanson
Loan Officer, Manager, Chesterhill Office

Teresa A. Pyles
Security Officer

Ruth I. Otto
Secretary to the Board

Karen L. Mills
Assistant Secretary to the Board

Charles R. Hunsaker
General Counsel


RUSSELL FEDERAL SAVINGS BANK
============================

DIRECTORS
---------
David B. Baker
President, Investment and Trust Division
The Peoples Banking and Trust Company

Charles M. Daniels
Attorney-at-Law

Robert E. Evans, Chairman
Chief Executive Officer, Peoples Bancorp Inc.

Dr. Lewis E. Franz
Dentist

Charles R. Hunsaker
General Counsel
Peoples Bancorp Inc.

John T. Lawson
Retired, Lawson's Hardware

James D. McConnell
Senior Staff Engineer, AK Steel

Norman R. Menshouse
Executive Vice President, Russell Federal Savings Bank

Carol A. Schneeberger
Vice President, Operations, Peoples Bancorp Inc.

RobRoy Walters
Chief Executive Officer, Russell Federal Savings Bank

Joseph H. Wesel
Chairman of the Board, Marietta Automotive Warehouse, Inc.

Joseph S. Yazombek
Executive Vice President, The Peoples Banking and Trust Company


OFFICERS
--------
RobRoy Walters
President and Chief Executive Officer

Norman R. Menshouse
Executive Vice President

Ronald L. Fraley
Vice President, Treasurer and Secretary to the Board

Shirley A. Menshouse
Vice President and Corporate Secretary