Form 10-K, Exhibit 13
period 1997-12-31
PEOPLES BANCORP INC
filed 1998-03-31
CIK 318300

EXECUTIVE SUMMARY
=================

In 1997 Peoples Bancorp Inc. attained record levels of earnings
and asset growth.   We also welcomed many new shareholders in late 1997
through the acquisition of Gateway Bancorp, Inc. of Catlettsburg, Kentucky.

Consistent earnings growth and increased shareholder return are
basic principles of our strategic plan.   The financial information
beginning on page 5 highlights your Company's growth and profitability. 1997 marks the Company's 24th consecutive year of increased earnings, with total net income of $8,605,000, an increase of 12.5% compared to 1996. Diluted earnings per share totaled $2.40, up 9.1% over 1996's $2.20. Dividends per share continued to grow, reaching $0.74 per share in 1997, an increase of $0.09 per share (or 13.8%) compared to 1996. Strong earnings growth in 1997 can be attributed primarily to internal loan growth and enhancements to the Company's operating efficiency.

Expansion of our products, services and markets remains a principal objective for our bankers in 1998 and beyond. In 1997, Peoples Bancorp successfully completed three acquisitions. In December, 1997, Peoples Bancorp acquired Gateway Bancorp, Inc. and its wholly-owned subsidiary, the Catlettsburg Federal Savings Bank, which has approximately $60 million in assets. Catlettsburg Federal represents Peoples Bancorp's second acquisition in northeast Kentucky. In January, 1997, Peoples Bancorp purchased Russell Federal Savings Bank which was recently reorganized as a subsidiary of Gateway Bancorp in an effort to align
our business units in northeast Kentucky.   We also added a full-service
banking facility in Baltimore, Ohio, purchased by The Peoples Banking
and Trust Company.   We are encouraged by the early performance of
these acquired offices and expect even stronger contributions in 1998.

More recently we announced the signing of an agreement by Peoples
Bank to acquire five full-service banking facilities in West Virginia from an unaffiliated financial institution. The offices are located in Point Pleasant, New Martinsville, and Steelton, West Virginia, and will establish Peoples Bancorp's first physical presence in West Virginia. The acquisition is expected to be completed in mid-1998. In the agreement, Peoples Bank will assume approximately $125 million in deposits and purchase $10 million in loans. The acquisition is contingent upon regulatory approval and other conditions. We are excited by the many opportunities that exist in these West Virginia markets and the opportunity for new relationships and new product offerings.

In addition to new products, we are constantly looking for ways
to enhance service to customers through our delivery systems.   The
First National Bank of Southeastern Ohio opened their first ATM in 1997, expanding service potential to their customer base in Noble County.
The Peoples Connect Card, a debit card that acts like a check, is currently being enjoyed by thousands of customers who make electronic purchases with ease. In recent months we began offering a PC-based cash management product that will be offered to both consumer and
commercial customers.   We believe that home banking and PC banking
are future services that must be part of the Company's core delivery of services. Our people look forward to the opportunities that lie ahead in new markets, products, and services. It seems the financial services industry is in a state of perpetual motion, as technologies continue to reshape the way we do business. Our associates' commitment to adjust to meet customer needs allows for a flexible work environment.

1997 produced strong loan growth. Internal loan growth totaled over $50 million in 1997, as total loans grew to over $515 million. Our lenders believe that investment in the communities where we live is an integral part of the role of today's financial institutions and will continue to support community growth applying sound underwriting skills.

The experience of our associates is one of Peoples Bancorp's strongest assets and we strive to share our talents and resources to improve the communities we serve. Considering the rise of electronic banking services, banking now has no geographical boundaries, but we maintain our commitment to those markets where we have developed long-term relationships.

Excellence within the Company means more than just meeting or
exceeding financial goals.  Our customers set the standards.   The
ability to adapt to shifting customer needs and preferences provides the base for consistent return to investors. As our enterprising customers have grown, so have we.

Each year we set financial goals and key performance indicators that, if met, create a solid return for our investors. The strategic plan for Peoples Bancorp is simple: to strive for excellence in all aspects of delivering financial products and services. This pursuit of excellence is a program of adding value to a customer relationship, maximizing the customer's link to Peoples Bancorp, and creating a fair profit for our shareholders.  Our key performance indicators are financial goals based on improvement over prior year performance and are designed to reward our associates for increasing shareholder
value.   We believe that our associates are stakeholders in the Company and should share the same competitive goals as our owners.

Expectations for 1998 are high.  In 1997 alone, your Company's stock price climbed 58% to $41.75, the closing price of PEBO December
31, 1997.   Increased stock price creates pressure to continue such
success, a challenge to our bankers for 1998. Recent acquisitions should position your Company for continued asset growth and market penetration, but acquisitions by themselves do not guarantee enhanced performance in 1998 and beyond.

Looking to the long-term, the main challenge for Peoples Bancorp continues to be earnings growth in an increasingly competitive environment. In order to provide ongoing enhancement to our shareholders' investment, Peoples Bancorp must be an efficient financial services provider.
A measure of operating efficiency in the financial services industry is the efficiency ratio, which improved to 51.06% in 1997, compared to 53.76% in 1996, and continued our recent trend of enhanced operating efficiency through leveraged technology and continuous improvement. Understandably, Peoples Bancorp will surely be challenged by our shareholders and competitors to continue to improve operating efficiency in 1998 and beyond. It is not Peoples Bancorp's strategy to be simply efficient, because cutting costs is not enough in a highly competitive industry, such as banking, where customers expect professionalism along with efficiency.

Our associates have developed the ability to serve customers in a manner that best fits the customer's needs, whether it's 24-hour banking through our TeleBank office, or one-on-one service
through one of our many Personal Bankers.   We realize that group
of customers have different needs and our ability to recognize those subtle differences provides a competitive advantage. Exceeding the expectations of our customers, shareholders, and associates is the challenge for 1998.

And finally, a note about the loss of a friend. On August 2, 1997, we received notice of the death of William K. Hamer, retired Chairman of Peoples Bancorp (1982-1988) and the fifth President of The Peoples Banking and Trust Company (1968-1986). Recognizing his excellent leadership at the time of his retirement it was said, "A bank is known by the quality of its people and the quality of its people is determined by the quality of its leadership." We will always remember Bill Hamer as an excellent leader and an outstanding person.

If you have any questions concerning Peoples Bancorp stock, please contact our Investor Relations Department at (740) 374-6136, or visit our web site at www.peoplesbancorp.com. We invite you to enjoy the benefits of Peoples Bancorp's many financial products and services.

                             /s/ ROBERT E. EVANS
                                 Robert E. Evans
                                 President and Chief Executive Officer

SELECTED FINANCIAL DATA
=======================

The information below under the captions "Operating Data", "Balance Sheet Data" and "Per Share Data" for each of the five years in the period ended December 31, 1997 has been derived from the Consolidated Financial Statements of the Company.

(Dollars in thousands, except ratios and per share data)

                          1997       1996       1995        1994       1993
OPERATING DATA
for the year ended:

Total interest income   $ 53,836   $ 47,397   $ 43,068   $ 35,801   $ 35,086
Total interest expense    25,216     21,966     20,777     15,424     15,263
Net interest income       28,620     25,431     22,291     20,377     20,048
Provision for loan losses  2,589      1,965      1,315        765      1,592
Other income               5,938      5,178      4,481      4,141      4,177
Other expenses            19,265     17,522     16,818     15,672     15,124
Net income                 8,605      7,651      6,050      5,748      5,071

-----------------------------------------------------------------------------

BALANCE SHEET DATA
at year end:
Total assets            $758,158   $616,635   $543,430   $498,006   $465,373
Investment securities    174,291    147,783    131,762     99,419    103,349
Net loans                513,214    415,540    372,800    354,570    315,305
Total deposits           611,107    504,692    429,077    403,819    385,639
Long-term borrowings      28,577     29,200     23,142     23,787     20,331
Stockholders' equity      78,818     56,193     51,474     45,635     42,778

-----------------------------------------------------------------------------

SIGNIFICANT RATIOS
Net income to:
  Average total assets      1.29%      1.29%      1.15%      1.20%      1.09%
  Average stockholders'
   equity                   14.3       14.4       12.3       12.9       11.9
Average stockholders'
 equity to average
 total assets                9.0        8.9        9.3        9.3        8.8
Average loans to
 average deposits           85.5       84.0       85.2       85.5       78.4
Primary capital to
 period end total assets     9.9        9.9       10.4       10.1       10.1
Dividend payout ratio       30.5       30.5       32.2       29.3       29.8

-----------------------------------------------------------------------------

PER SHARE DATA
Net income:
  Basic                 $   2.48   $   2.23   $   1.74   $   1.64   $   1.50
  Diluted                   2.40       2.20       1.73       1.63       1.48
Weighted average
shares outstanding:
  Basic                3,473,158  3,437,790  3,481,176  3,508,941  3,380,694
  Diluted              3,583,346  3,480,792  3,498,955  3,520,337  3,438,808
Cash dividends paid         0.74       0.65       0.56       0.48       0.43
Book value at
 end of period             20.57      16.32      15.04      13.01      12.15

-----------------------------------------------------------------------------

COMMON STOCK
============

Return to Investors
-------------------
The Company's goal is to become the financial services leader in all of the communities we serve. Achieving this objective will lead to increases in shareholder value, the most important measure of our financial success. Peoples Bancorp's strong capital base ensures the Company's safety and allows opportunity for growth and expansion. Shareholder return on this investment continues to be a top priority, through both dividends and growth in the market value of the Company's stock.

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

In the last five years, the Company's earnings per share has grown by a compound annual average rate of 10.2%. Diluted earnings per share reached $2.40 in 1997. Through balance sheet growth and investments in technology, the Company has gained efficiencies and enhanced overall performance. Increases in non-interest income have also contributed to the profitability of the Company.

In addition to increasing shareholder wealth through growth in stock value, we believe a competitive dividend rate is also important to the overall return to our shareholders. In the last 5 years, the compound annual average growth rate of the Company's per share dividend was 11.5%. The Company has paid cash dividends on its Common Stock for over 40 consecutive years and has increased the annual dividend in each of the last 32 years. The Company plans to continue to pay quarterly cash dividends, subject to certain regulatory restrictions as described in Note 11 to the audited financial statements.

In recent years, the financial services industry has emphasized return on shareholders' equity (or "ROE") as a means of measuring an entity's performance. Recently, the Company has implemented several strategic initiatives designed to increase ROE. The graph to the right shows recent ROE performance for the Company. Future ROE will be impacted by the shares issued in a recent acquisition. Management will continue to focus on enhancements to ROE as a means of increasing the value of shareholder investment.

            Earnings       Dividends          Return on Average
            per share      per share        Shareholders' Equity
            ---------      ---------        --------------------
1993          $1.48          $0.43                 12.45%
1994           1.63           0.48                 12.94
1995           1.73           0.56                 12.33
1996           2.20           0.65                 14.43
1997           2.40           0.74                 14.33

Since February 9, 1993, the Company's common stock has traded on the Nasdaq National Stock Market (National Association of
Securities Dealers Automated Quotation) under the symbol PEBO.
Nasdaq provides brokers and others with immediate access to the best stock price for the Company and thousands of other companies across the world. In 1996, the Company also launched its web site at address www.peoplesbancorp.com, where the Company's information can be accessed electronically. In 1997, there were 383,977 shares traded through the Nasdaq system, an average daily volume of 1,523 shares. The table on page 7 sets forth the high and low bid quotations for the indicated periods, and the cash dividends declared, with respect to the Company's common stock.
Currently, five companies serve as market makers on the Nasdaq
National Stock Market on behalf of the Company. Market prices have been obtained directly from the Nasdaq quotation system.
The bid quotations and per share dividends have been retroactively adjusted for a 10% stock dividend issued on July
15, 1996, and a 10% stock dividend issued on October 25, 1995.
Peoples Bancorp had 1,243 stockholders of record at December 31, 1997.

Quarterly Market and Dividend Information
-----------------------------------------
                                         PER SHARE
                       High Bid           Low Bid               Dividend
  1997
Fourth Quarter       $  49.00           $   39.50             $    0.19
Third Quarter           40.50               35.25                  0.19
Second Quarter          36.75               29.25                  0.18
First Quarter           30.25               26.25                  0.18

------------------------------------------------------------------------

  1996
Fourth Quarter       $  28.00           $   23.75             $    0.17
Third Quarter           24.00               21.02                  0.17
Second Quarter          21.36               20.91                  0.15
First Quarter           21.59               20.91                  0.15

------------------------------------------------------------------------

  1995
Fourth Quarter       $  21.48           $   20.23             $    0.15
Third Quarter           20.66               18.18                  0.14
Second Quarter          20.05               18.18                  0.14
First Quarter           20.66               18.59                  0.14

------------------------------------------------------------------------

The following graph presents the closing stock price of the Company's common stock for each of the last five years (adjusted for stock splits and stock dividends):

                  Closing Stock Price
                  -------------------
1993                    $17.25
1994                     19.84
1995                     21.48
1996                     26.50
1997                     41.75

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Peoples Bancorp Inc. to be held April 9,
1998, at 11:00 A.M. in the Peoples Bank Conference Room, 138
Putnam Street, Marietta, Ohio.

On written request, a copy of our Annual Report to the Securities and Exchange Commission on Form 10-K is available to interested Stockholders. Requests should be addressed to Ruth
Otto, Corporate Secretary, Peoples Bancorp Inc., P.O. Box 738,
Marietta, Ohio 45750.

CONSOLIDATED BALANCE SHEETS
===========================

                                                      December 31,
Assets                                         1997                 1996
------
Cash and cash equivalents:
  Cash and due from banks                  $ 21,473,000       $  26,200,000
  Interest-bearing deposits in other banks    7,008,000             217,000
  Federal funds sold                         10,350,000           2,100,000
---------------------------------------------------------------------------
    Total cash and cash equivalents          38,831,000          28,517,000
---------------------------------------------------------------------------
Available-for-sale investment securities,
 at estimated fair value (amortized cost
 of $170,702,000 in 1997 and $145,619,000
 in 1996)                                   174,291,000         147,783,000
---------------------------------------------------------------------------
Loans, net of deferred fees and costs       521,570,000         422,413,000
Allowance for loan losses                    (8,356,000)         (6,873,000)
---------------------------------------------------------------------------
    Net loans                               513,214,000         415,540,000
---------------------------------------------------------------------------
Bank premises and equipment, net             11,971,000          11,508,000
Other assets                                 19,851,000          13,287,000
---------------------------------------------------------------------------
      Total assets                         $758,158,000       $ 616,635,000
===========================================================================

Liabilities
-----------
Deposits:
  Non-interest bearing                     $ 64,229,000       $  63,410,000
  Interest bearing                          546,878,000         441,282,000
---------------------------------------------------------------------------
    Total deposits                          611,107,000         504,692,000
---------------------------------------------------------------------------
Short-term borrowings:
  Federal funds purchased and securities
   sold under repurchase agreements          30,811,000          17,022,000
  Federal Home Loan Bank advances             1,750,000           2,500,000
---------------------------------------------------------------------------
    Total short-term borrowings              32,561,000          19,522,000
---------------------------------------------------------------------------
Long-term borrowings                         28,577,000          29,200,000
Accrued expenses and other liabilities        7,095,000           7,028,000
---------------------------------------------------------------------------
    Total liabilities                       679,340,000         560,442,000
---------------------------------------------------------------------------

Stockholders' Equity
--------------------
Common stock, no par value, 12,000,000
 shares authorized - 3,831,206 shares
 issued in 1997 and 3,445,075 issued in
 1996, including shares in treasury          50,001,000          34,349,000
Net unrealized holding gain on
 available-for-sale securities,
 net of deferred taxes                        2,369,000           1,428,000
Retained earnings                            26,448,000          20,470,000
---------------------------------------------------------------------------
                                             78,818,000          56,247,000

Treasury stock, at cost, no shares
 in 1997 and 2,000 shares in 1996                                   (54,000)
---------------------------------------------------------------------------
    Total stockholders' equity               78,818,000          56,193,000
---------------------------------------------------------------------------
    Total liabilities and
     stockholders' equity                  $758,158,000       $ 616,635,000
===========================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
=================================

                                               Year ended December 31,
                                          1997          1996          1995
Interest Income:
----------------
  Interest and fees on loans       $43,451,000    $37,140,000    $34,177,000
  Interest and dividends on:
    Obligations of U.S.
     Government and its agencies     7,255,000      7,205,000      5,338,000
    Obligations of states and
     political subdivisions          1,324,000      1,402,000      1,543,000
    Other interest income            1,806,000      1,650,000      2,010,000
----------------------------------------------------------------------------
      Total interest income         53,836,000     47,397,000     43,068,000
----------------------------------------------------------------------------

Interest Expense:
-----------------
  Interest on deposits              22,282,000     18,880,000     18,384,000
  Interest on short-term
   borrowings                        1,023,000      1,449,000      1,010,000
  Interest on long-term
   borrowings                        1,911,000      1,637,000      1,383,000
----------------------------------------------------------------------------
     Total interest expense         25,216,000     21,966,000     20,777,000
----------------------------------------------------------------------------
     Net interest income            28,620,000     25,431,000     22,291,000
  Provision for loan losses          2,589,000      1,965,000      1,315,000
----------------------------------------------------------------------------
     Net interest income after
      provision for loan losses     26,031,000     23,466,000     20,976,000
----------------------------------------------------------------------------

Other Income:
-------------
  Income from fiduciary activities 2,176,000 1,897,000 1,751,000 Service charges on deposit
   accounts                          2,202,000      1,937,000      1,565,000
  (Loss) gain on sales of
   securities                          (28,000)        48,000         24,000
  Other                              1,588,000      1,296,000      1,141,000
----------------------------------------------------------------------------
    Total other income               5,938,000      5,178,000      4,481,000
----------------------------------------------------------------------------

Other Expenses:
---------------
  Salaries and employee benefits     8,358,000      7,514,000      7,836,000
  Net occupancy                      1,297,000      1,193,000      1,126,000
  Equipment                          1,501,000      1,329,000      1,241,000
  Insurance                            242,000        175,000        656,000
  Supplies                             516,000        713,000        572,000
  Taxes other than income taxes        709,000        833,000        588,000
  Amortization of intangibles        1,138,000        625,000        210,000
  Other                              5,504,000      5,140,000      4,589,000
----------------------------------------------------------------------------
    Total other expenses            19,265,000     17,522,000     16,818,000
----------------------------------------------------------------------------
Income before federal income taxes  12,704,000     11,122,000      8,639,000
----------------------------------------------------------------------------
Federal Income Taxes:
  Current                            3,941,000      3,303,000      2,792,000
  Deferred                             158,000        168,000       (203,000)
----------------------------------------------------------------------------
    Total federal income taxes       4,099,000      3,471,000      2,589,000
----------------------------------------------------------------------------
NET INCOME                         $ 8,605,000    $ 7,651,000    $ 6,050,000
============================================================================

Earnings per share:
-------------------
  Basic                                  $2.48          $2.23          $1.74
----------------------------------------------------------------------------
  Diluted                                $2.40          $2.20          $1.73
----------------------------------------------------------------------------

Weighted average number of shares outstanding:
----------------------------------------------
  Basic                              3,473,158      3,437,790      3,481,176
----------------------------------------------------------------------------
  Diluted                            3,583,346      3,480,792      3,498,955
----------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
===============================================

                                                                             Net
                                                                          Unrealized
                                                                           Holding
                                                                          Gain/(Loss)
                                                                             on
                                                                          Available-
                                    Common Stock            Retained       for-Sale         Treasury
                                 Shares       Amount        Earnings      Securities        Stock           Total
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994       3,020,908    $ 24,326,000  $ 24,078,000  $ (1,030,000)     $ (1,739,000)   $ 45,635,000
------------------------------------------------------------------------------------------------------------------------
Net income                                                     6,050,000                                       6,050,000
Purchase of treasury stock,
  87,340 shares                                                                               (1,940,000)     (1,940,000)
10% stock dividend                 302,470       6,394,000    (6,394,000)
Exercise of common stock options     2,722          26,000                                                        26,000
Issuance of common stock under
  dividend reinvestment plan         6,498         152,000                                                       152,000
Net change in unrealized gain(loss)
  on available-for-sale securities                                           3,499,000                         3,499,000
Cash dividends declared
  of $0.56 per share                                          (1,948,000)                                     (1,948,000)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995       3,332,598      30,898,000    21,786,000     2,469,000        (3,679,000)     51,474,000
------------------------------------------------------------------------------------------------------------------------
Net income                                                     7,651,000                                       7,651,000
Purchase of treasury stock,
  14,000 shares                                                                                 (332,000)       (332,000)
10% stock dividend (reissued
  226,989 treasury shares)          85,468       2,871,000    (6,727,000)                      3,856,000
Exercise of common stock
  options (reissued 5,417
  treasury shares)                  16,434         330,000                                       101,000         431,000
Issuance of common stock under
  dividend reinvestment plan        10,575         250,000                                                       250,000
Net change in unrealized gain (loss)
  on available-for-sale securities                                          (1,041,000)                       (1,041,000)
Cash dividends declared
  of $0.65 per share                                          (2,240,000)                                     (2,240,000)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996       3,445,075      34,349,000    20,470,000     1,428,000           (54,000)     56,193,000
------------------------------------------------------------------------------------------------------------------------
Net income                                                     8,605,000                                       8,605,000
Purchase of treasury stock,
  10,150 shares                                                                                 (327,000)       (327,000)
Exercise of common stock
  options (reissued 12,150
  treasury shares)                   9,173         (67,000)                                      381,000         314,000
Issuance of common stock under
  dividend reinvestment plan        11,486         370,000                                                       370,000
Net change in unrealized gain (loss)
  on available-for-sale securities                                             941,000                           941,000
Cash dividends declared
  of $0.74 per share                                          (2,627,000)                                     (2,627,000)
Issuance of common stock to
  purchase Gateway Bancorp, Inc.   365,472      15,349,000                                                    15,349,000
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997       3,831,206    $ 50,001,000  $ 26,448,000   $ 2,369,000      $          0    $ 78,818,000
------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
=====================================

                                               Year ended December 31,
                                        1997          1996         1995
Cash flows from operating activities:
-------------------------------------
Net income                         $ 8,605,000    $ 7,651,000   $ 6,050,000
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Provision for loan losses          2,589,000      1,965,000     1,315,000
  Loss (gain) on sales of
  investment securities                 28,000        (48,000)      (24,000)
  Depreciation, amortization,
   and accretion                     2,648,000      2,068,000     1,564,000
  Increase in interest receivable     (811,000)       (31,000)     (480,000
  (Decrease) increase in interest
   payable                            (129,000)       486,000       238,000
  Deferred income tax expense
   (benefit)                           158,000        168,000      (203,000)
  Deferral of loan origination
   fees and costs                     (118,000)        73,000        17,000
  Other, net                          (757,000)      (820,000)      896,000
---------------------------------------------------------------------------
    Net cash provided by
     operating activities           12,213,000     11,512,000     9,373,000
---------------------------------------------------------------------------

Cash flows from investing activities:
-------------------------------------
  Purchases of available-for-sale
   securities                      (34,035,000)   (45,240,000)  (52,955,000)
  Purchases of held-to-maturity
   securities                                                    (1,230,000)
  Proceeds from sales of
   available-for-sale securities     5,309,000      5,522,000     1,066,000
  Proceeds from maturities of
   available-for-sale securities    26,244,000     22,034,000    25,337,000
  Proceeds from maturities of
   held-to-maturity securities                                      803,000
  Net increase in loans            (59,026,000)   (44,504,000)  (19,562,000)
  Expenditures for premises
   and equipment                    (1,184,000)    (1,773,000)   (1,122,000)
  Proceeds from sales of other
   real estate owned                   144,000                       77,000
  Business acquisitions,
   net of cash received             19,844,000     68,004,000
---------------------------------------------------------------------------
    Net cash (used in) provided
     by investing activities       (42,704,000)     4,043,000   (47,586,000)
---------------------------------------------------------------------------

Cash flows from financing activities:
-------------------------------------
  Net (decrease) increase in
   non-interest bearing deposits    (1,749,000)     8,393,000     1,946,000
  Net increase (decrease) in
   interest bearing deposits        32,335,000     (6,894,000)   23,312,000
  Net increase (decrease) in
   short-term borrowings            13,039,000    (13,754,000)   13,509,000
  Proceeds from long-term
   borrowings                        6,000,000     10,500,000     2,500,000
  Payments on long-term
   borrowings                       (6,623,000)    (4,442,000)   (3,145,000)
  Cash dividends paid               (2,184,000)    (1,934,000)   (1,702,000)
  Purchase of treasury stock          (327,000)      (332,000)   (1,940,000)
  Proceeds from issuance of
   common stock                        314,000        431,000        26,000
---------------------------------------------------------------------------
    Net cash provided by (used in)
     financing activities           40,805,000     (8,032,000)   34,506,000
---------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents      10,314,000      7,523,000    (3,707,000)
Cash and cash equivalents
 at beginning of year               28,517,000     20,994,000    24,701,000
---------------------------------------------------------------------------
    Cash and cash equivalents
     at end of year                $38,831,000    $28,517,000   $20,994,000
===========================================================================

Supplemental cash flow information:
  Interest paid                    $21,732,000    $21,757,000   $20,540,000
---------------------------------------------------------------------------
  Income taxes paid                $ 3,197,000    $ 3,832,000   $ 2,364,000
---------------------------------------------------------------------------


See notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
==============================================

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

Allowance for Loan Losses:
--------------------------
The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on a quarterly evaluation of the portfolio, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, and other relevant factors. This evaluation is inherently subjective and requires management to make estimates of the amounts and timing of future cash flows on impaired loans, consisting primarily of non-accrual and restructured loans. The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

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

Intangibles:
------------
Intangible assets representing the present value of future net income to be earned from deposits are being amortized on an accelerated basis over a ten year period. The excess of cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over periods ranging from 10 to 15 years.

Income Recognition:
-------------------
Interest income is recognized by methods which result in level rates of return on principal amounts outstanding. Amortization of premiums has been deducted from and accretion of discounts has been added to the related interest income. Nonrefundable loan fees and direct loan costs are deferred and recognized over the life of the loan as an adjustment of the yield. Subsidiary banks discontinue the accrual of interest when, in management's opinion, collection of all or a portion of contractual interest has become doubtful, which generally occurs when a loan is 90 days past due. When deemed uncollectible, previously accrued interest recognized in income in the current year is reversed and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-accrual loans is included in income only if principal recovery is reasonably assured. A non-accrual loan is restored to accrual status when it is brought current, has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.

Income Taxes:
-------------
Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Earnings Per Share:
-------------------
In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 requires the presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share is determined by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share is determined by dividing net income by the weighted average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options. Earnings per share amounts for all periods presented have been restated to conform to SFAS No. 128.


2.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments in accordance with SFAS No. 107:

Cash and cash equivalents:
--------------------------
The carrying amounts reported in the balance sheet for these captions approximate their fair values.

Investment securities:
----------------------
Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices of comparable securities.

Loans:
------
The fair value of performing variable rate loans that reprice frequently and performing demand loans, with no significant change in credit risk, is based on carrying value. The fair value of certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial and consumer loans) is estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

The fair value for significant nonperforming loans is based on either the estimated fair value of underlying collateral or estimated cash flows, discounted at a rate commensurate with the risk. Assumptions regarding credit risk, cash flows, and discount rates are determined using available market information and specific borrower information.

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

The estimated fair values of the Company's financial instruments are as follows:

                                   1997                       1996
                         Carrying        Fair       Carrying        Fair
                          Amount         Value       Amount         Value

Financial Assets:
-----------------
Cash and cash
  equivalents         $ 38,831,000  $ 38,831,000  $ 28,517,000  $ 28,517,000
Investment securities  174,291,000   174,291,000   147,783,000   147,783,000
Loans, net             513,214,000   518,736,000   415,540,000   418,921,000

Financial Liabilities:
----------------------
Deposits               611,107,000   611,775,000   504,692,000   506,039,000
Short-term borrowings   32,561,000    32,561,000    19,522,000    19,522,000
Long-term borrowings    28,577,000    28,677,000    29,200,000    29,289,000

Off-Balance Sheet Instruments:
------------------------------
Interest rate floors        46,000       101,000        71,000       325,000


Bank premises and equipment, customer relationships, deposit base, banking center networks, and other information required to compute the Company's aggregate fair value are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of the Company.


3.  INVESTMENT SECURITIES:

The estimated maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. Rates are calculated on a taxable equivalent basis using a 35% federal income tax rate. The portfolio contains no single issue (excluding U.S. Government and U.S. Agency securities) which exceeds 10% of stockholders' equity.

Securities classified as available-for-sale
At December 31, 1997:
-------------------------------------------
                                            Gross       Gross
                              Amortized   Unrealized  Unrealized   Estimated
                                Cost        Gains       Losses     Fair Value
U.S. Treasury securities
 and obligations of U.S.
 government agencies and
 corporations              $ 51,304,000  $  751,000  $ (87,000)  $ 51,968,000
Obligations of states and
 political subdivisions      24,679,000   1,030,000     (1,000)    25,708,000
Mortgage-backed securities   76,229,000     467,000   (288,000)    76,408,000
Other securities             18,490,000   1,720,000     (3,000)    20,207,000
-----------------------------------------------------------------------------
  Total available-for-sale
   securities              $170,702,000  $3,968,000  $(379,000)  $174,291,000
=============================================================================


Maturity distribution of available-for-sale securities
------------------------------------------------------

Contractual maturities at December 31, 1997


                      U.S. Treasury   Obligations
                     securities and    of states                                       Total
                     obligations of       and         Mortgage-                      available-
                     U.S. Government   political       backed          Other          for-sale
                        Agencies     subdivisions    securities      securities      securities

Within one year
---------------
 Amortized cost      $27,299,000     $ 2,517,000     $ 6,296,000     $ 1,753,000     $ 37,865,000
 Fair value          $27,322,000     $ 2,543,000     $ 6,229,000     $ 1,769,000     $ 37,863,000
 Yield                      6.63%           9.06%           5.89%           7.01%            6.69%

1 to 5 years
------------
 Amortized cost       20,832,000       7,049,000      48,118,000       5,844,000       81,843,000
 Fair value           21,228,000       7,291,000      48,350,000       5,900,000       82,769,000
 Yield                      6.76%           8.34%           7.00%           6.75%            7.04%

5 to 10 years
-------------
 Amortized cost        3,173,000       7,726,000      18,198,000       1,001,000       30,098,000
 Fair value            3,418,000       8,139,000      18,153,000       1,028,000       30,738,000
 Yield                     7.49%            8.13%           6.91%           6.79%            7.28%

Over 10 years
-------------
 Amortized cost                        7,387,000       3,617,000       9,892,000       20,896,000
 Fair value                            7,735,000       3,676,000      11,510,000       22,921,000
 Yield                                      8.14%           6.81%           6.46%            7.11%
--------------------------------------------------------------------------------------------------
  Total amortized
   cost              $51,304,000     $24,679,000     $76,229,000     $18,490,000     $170,702,000
  Total fair value   $51,968,000     $25,708,000     $76,408,000     $20,207,000     $174,291,000
  Total yield               6.74%           8.29%           6.88%           6.62%            7.01%
==================================================================================================



Securities classified as available-for-sale
At December 31, 1996:
-------------------------------------------

                                            Gross       Gross
                              Amortized   Unrealized  Unrealized   Estimated
                                Cost        Gains       Losses     Fair Value
U.S. Treasury securities
 and obligations of U.S.
 government agencies and
 corporations              $ 41,855,000  $  742,000  $(126,000)  $ 42,471,000
Obligations of states and
 political subdivisions      23,949,000     743,000    (36,000)    24,656,000
Mortgage-backed securities   61,197,000     280,000   (697,000)    60,780,000
Other securities             18,618,000   1,277,000    (19,000)    19,876,000
-----------------------------------------------------------------------------
  Total available-for-sale
   securities              $145,619,000  $3,042,000  $(878,000)  $147,783,000
=============================================================================


Securities classified as available-for-sale
At December 31, 1995:
-------------------------------------------
                                            Gross       Gross
                              Amortized   Unrealized  Unrealized   Estimated
                                Cost        Gains       Losses     Fair Value
U.S. Treasury securities
 and obligations of U.S.
 government agencies and
 corporations              $ 39,242,000  $1,319,000  $ (28,000)  $ 40,533,000
Obligations of states and
 political subdivisions      24,879,000     997,000    (16,000)    25,860,000
Mortgage-backed securities   45,465,000     619,000    (68,000)    46,016,000
Other securities             18,435,000     920,000     (2,000)    19,353,000
-----------------------------------------------------------------------------
  Total available-for-sale
   securities              $128,021,000  $3,855,000  $(114,000)  $131,762,000
=============================================================================


Gross realized gains and realized losses were $3,000 and $31,000, respectively, in 1997. Gross realized gains were $48,000 and $24,000 in 1996 and 1995, respectively. At December 31, 1997, investment securities having a carrying value of $89,843,000 were pledged to secure public and trust department deposits and repurchase agreements in accordance with federal and state requirements.


4.  LOANS:

Loans are comprised of the following at December 31:

                                                 1997           1996

Commercial, financial, and agricultural      $159,035,000   $128,033,000
Real estate, construction                      19,513,000      9,944,000
Real estate, mortgage                         228,689,000    175,505,000
Consumer                                      114,333,000    108,931,000
------------------------------------------------------------------------
    Total loans                              $521,570,000   $422,413,000
========================================================================


Changes in the allowance for loan losses for each of the three years in the period ended December 31, 1997, were as follows:

                                       1997          1996          1995

Balance, beginning of year          $6,873,000    $6,726,000    $6,783,000
Charge-offs                         (1,917,000)   (2,329,000)   (1,803,000)
Recoveries                             521,000       511,000       431,000
--------------------------------------------------------------------------
  Net charge-offs                   (1,396,000)   (1,818,000)   (1,372,000)
Provision for loan losses            2,589,000     1,965,000     1,315,000
Balances of acquired subsidiaries      290,000
--------------------------------------------------------------------------
    Balance, end of year            $8,356,000    $6,873,000    $6,726,000
==========================================================================


The Company's lending is primarily focused in the local southeastern Ohio market and consists principally of retail lending, which includes single-family residential mortgages and other consumer lending. The Company's largest group of business loans consists of automobile dealer floor plans, which totaled $20,559,000 and $13,673,000 at December 31, 1997 and 1996,
respectively. It is the Company's policy to obtain the underlying inventory as collateral on these loans. The Company does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary banks. Impaired loans at December 31, 1997 and 1996, and the average investment in impaired loans for the years then ended were immaterial to the financial statements.

In the normal course of its business, the subsidiary banks have granted loans to executive officers and directors of the Company and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectibility. The following is an analysis of activity of related party loans for the year ended December 31, 1997:

            Balance, January 1, 1997        $ 8,453,000
                New loans                    19,442,000
                Repayments                   11,317,000
            -------------------------------------------
            Balance, December 31, 1997      $16,578,000
            ===========================================


In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which was applicable to the Company effective January 1, 1997. However, in December 1996, the FASB agreed to defer the effective date for one year for the following transactions: securities lending, repurchase agreements, dollar rolls and other similar secured transactions. The adoption of the 1997 provisions did not have a material effect on the Company's financial statements and management anticipates the same results for the provisions adopted on January 1, 1998.


5.  BANK PREMISES AND EQUIPMENT:

The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

                                         1997           1996

    Land                                 $ 2,146,000    $ 1,836,000
    Building and premises                 12,290,000     11,299,000
    Furniture, fixtures and equipment      8,817,000      8,162,000
    ---------------------------------------------------------------
                                          23,253,000     21,297,000
      Accumulated depreciation            11,282,000      9,789,000
    ---------------------------------------------------------------
    Net book value                       $11,971,000    $11,508,000
    ===============================================================


Depreciation expense was $1,534,000, $1,358,000, and $1,230,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company leases a banking facility and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from two to ten years.
The future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1997:

                Year Ending December 31,       Operating Leases

                1998                               $223,000
                1999                                162,000
                2000                                 94,000
                2001                                 73,000
                2002                                 48,000
                Thereafter                          177,000
                -------------------------------------------
                  Total minimum lease payments     $777,000
                ===========================================


Rent expense was $163,000, $150,000 and $170,000 in 1997, 1996 and 1995, respectively.


6.  DEPOSITS:

Included in interest-bearing deposits are various time deposit
products.   The maturities of time deposits for each of the next
five years and thereafter are as follows: $224,705,000 in 1998; $78,199,000 in 1999; $10,638,000 in 2000; $6,496,000 in 2001;
$3,740,000 in 2002; and $631,000 thereafter.

Deposits from related parties approximated $17.0 million and $6.2 million at December 31, 1997 and 1996, respectively.


7.  LONG-TERM BORROWINGS:

Long-term borrowings consisted of the following at December 31:

                                        1997            1996
Term note payable, at LIBOR
 (parent company)                   $ 3,000,000
Federal Home Loan Bank advances,
 bearing interest at rates
 ranging from 4.15% to 7.00%         25,577,000     $29,200,000
---------------------------------------------------------------
    Total long-term borrowings      $28,577,000     $29,200,000
===============================================================


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

The aggregate minimum annual retirements of long-term borrowings in the next five years and thereafter are as follows:

        1998                                       $ 8,304,000
        1999                                         3,681,000
        2000                                         3,752,000
        2001                                         2,837,000
        2002                                         2,818,000
        Thereafter (includes parent company debt)    7,185,000
        ------------------------------------------------------
          Total long-term borrowings               $28,577,000
        ======================================================


8.  EMPLOYEE BENEFIT PLANS:

The Company has a noncontributory defined benefit pension plan which covers substantially all employees. The plan provides benefits based on an employee's years of service and compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.

Net pension cost included the following components:

                                    1997        1996          1995
Service cost-benefits
 earned during the year           $259,000    $248,000    $  254,000
Interest cost on projected
 benefit obligations               462,000     416,000       444,000
Actual return on plan assets      (904,000)   (635,000)     (831,000)
Early retirement benefits                                    777,000
Net amortization and deferral      465,000     220,000       381,000
--------------------------------------------------------------------
    Net pension cost              $282,000    $249,000    $1,025,000
====================================================================


The following table sets forth the funded status and amounts recognized for the defined benefit pension plan in the consolidated balance sheets at December 31:

                                         1997           1996
Actuarial present value of
accumulated benefit obligations:
  Vested benefits                    $ 5,430,000    $ 4,598,000
  Nonvested benefits                     127,000        118,000
---------------------------------------------------------------
Accumulated benefit obligation         5,557,000      4,716,000
Impact of future salary increases      1,233,000      1,152,000
---------------------------------------------------------------
Actuarial present value of
 projected benefit obligation
 for service rendered to date          6,790,000      5,868,000
Plan assets at fair value,
 primarily U.S. Government
 obligations and collective
 investment stock and bond funds       6,249,000      5,034,000
---------------------------------------------------------------
Projected benefit obligations
 in excess of plan assets               (541,000)      (834,000)
Unrecognized prior service cost          (63,000)       (73,000)
Unrecognized net gain from past
 experience different from that
 assumed and effects of changes
 in assumptions                         (395,000)      (552,000)
Unrecognized net transition asset        (40,000)       (48,000)
---------------------------------------------------------------
    Accrued pension cost included
     in other liabilities            $(1,039,000)   $(1,507,000)
===============================================================


The rates used in determining the actuarial present value of the projected benefit obligation were as follows:

                                          1997         1996         1995

Discount rate                             7.25%        8.00%        7.50%
Rate of increase in compensation levels   4.00%        4.50%        4.00%
Long-term rate of return on assets        9.00%        9.00%        9.00%


In late 1995, the Company offered a voluntary early retirement program to a select group of employees who met certain qualifications. All employees eligible for the early retirement program accepted the offer and the Company incurred $777,000 in additional expense.

The Company has a contributory defined benefit postretirement plan for former employees who were retired as of December 31, 1992. The plan provides for health and life insurance benefits. The Company's policy is to fund the cost of the benefits as
they are incurred.   The net periodic postretirement benefit
cost, which relates primarily to interest cost, was $65,000, $62,000 and $65,000 for 1997, 1996, and 1995, respectively.

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31:

                                                   1997          1996

Accumulated postretirement benefit obligation   $(604,000)    $(865,000)
Unrecognized net loss (gain)                      205,000       (34,000)
-----------------------------------------------------------------------
    Accrued postretirement benefit cost
     included in other liabilities              $(399,000)    $(899,000)
=======================================================================


The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1997 and 8.00% at December 31, 1996. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 7% for 1998, grading down 1% per year to an ultimate rate of 5%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated benefit obligation for the plan at December 31, 1997, by $85,000 and the net periodic postretirement benefit cost in 1997 by $10,000.


9.  FEDERAL INCOME TAXES:

The effective federal income tax rate in the consolidated statement of income is less than the statutory corporate tax rate due to the following:

                                            Year ended December 31
                                        1997         1996         1995

Statutory corporate tax rate            35.0%        34.0%        34.0%
Differences in rate resulting from:
  Interest on obligations of state
   and political subdivisions           (3.1)        (3.7)        (5.0)
  Other, net                             0.4          0.9          1.0
-----------------------------------------------------------------------
    Effective federal income tax rate   32.3%        31.2%        30.0%
=======================================================================


The significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31:

                                         1997            1996
Deferred tax assets:
--------------------
  Allowance for loan losses           $2,447,000      $1,888,000
  Accrued employee benefits            1,046,000         945,000
  Deferred loan fees and costs           441,000         191,000
  Other                                  170,000         240,000
----------------------------------------------------------------
    Total deferred tax assets          4,104,000       3,264,000
----------------------------------------------------------------

Deferred tax liabilities:
-------------------------
  Available-for-sale securities        1,220,000         736,000
  Bank premises and equipment            764,000         593,000
  Deferred Income                        515,000
  Investments                            725,000         312,000
  Other                                  347,000         275,000
----------------------------------------------------------------
    Total deferred tax liabilities     3,571,000       1,916,000
----------------------------------------------------------------
      Net deferred tax assets         $  533,000      $1,348,000
================================================================


The related federal income tax (benefit) expense on securities transactions approximated ($10,000) in 1997, $16,000 in 1996, and $8,000 in 1995.


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

                                           Contract Amount
                                        1997            1996

    Loan commitments                $53,682,000      $50,518,000
    Standby letters of credit         1,973,000        3,164,000
    Unused credit card limits        18,132,000       17,718,000


Interest Rate Floors:
---------------------
The Company has entered into several interest rate floor contracts with three unaffiliated financial institutions as a means of managing the risks of changing interest rates.
Interest rate floors are agreements to receive payments for interest rate differentials between an index rate and a specified floor rate, computed on notional amounts. The Company is subject to the risk that the effect of changes in interest rates will cause the Company to earn less than the then current market rates on its assets. These interest rate floors subject the Company to the risk that the counter-parties may fail to perform. In order to minimize such risk, the Company deals only with high-quality, financially secure financial institutions. The exposure to credit risk is significantly less than the notional amounts of $40 million since the Company will only receive the interest rate differential. These interest rate contracts expire as follows: $20 million in February, 1998, $10 million in September, 1999, and $10 million in September, 2000.


11. REGULATORY MATTERS:

The primary source of funds for the dividends paid by the Company is dividends received from its banking subsidiaries.
The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits of that year plus the retained net profits of the preceding two years. At December 31, 1997, approximately $10,615,000 of retained net profits of the banking subsidiaries was available for the payment of dividends to Peoples Bancorp Inc. without regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and each of its banking subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company and each of its banking subsidiaries met all capital adequacy requirements at December 31, 1997.

As of December 31, 1997, the most recent notifications from the banking regulatory agencies categorized the Company and each of its banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and each of its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed the Company's or any of its banking subsidiaries' category.

The Company's and its significant banking subsidiary's, The
Peoples Banking and Trust Company ("Peoples Bank"), actual capital amounts and ratios are also presented in the table below.

                                                            Well Capitalized
                                                                  Under
                                              For Capital   Prompt Corrective
                               Actual           Adequacy    Action Provision
                          Amount    Ratio    Amount  Ratio   Amount    Ratio

As of December  31, 1997:
-------------------------
Total capital (to
Risk Weighted Assets)
  The Company          $69,760,000  14.3%  $38,904,000  8%  $48,630,000  10%
  Peoples Bank          44,703,000  11.1%   32,095,000  8%   40,119,000  10%
----------------------------------------------------------------------------

Tier 1 (to
Risk Weighted Assets)
  The Company           63,653,000  13.1%   19,452,000  4%   29,178,000   6%
  Peoples Bank          39,665,000   9.9%   16,048,000  4%   24,071,000   6%
----------------------------------------------------------------------------

Tier 1 (to
Average Assets)
  The Company           63,653,000   9.3%   27,401,000  4%   34,251,000   5%
  Peoples Bank          39,665,000   7.1%   22,427,000  4%   28,034,000   5%
----------------------------------------------------------------------------


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
----------------------------------------------------------------------------


12. FEDERAL RESERVE REQUIREMENTS:

The subsidiary banks are required to maintain average reserve balances with the Federal Reserve Bank. The Reserve requirement is calculated on a percentage of total deposit liabilities and averaged $9,015,000 for the year ended December 31, 1997.


13. ACQUISITIONS:

On December 12, 1997, the Company acquired Gateway
Bancorp, Inc. and its subsidiary, Catlettsburg Federal Savings Bank, for a total consideration of $21.6 million ($6.2 million in cash and $15.4 million in common stock). Gateway Bancorp operates two full service offices in northeastern Kentucky, and had total assets of $61.2 million, deposits of $43.9 million and shareholders' equity of $15.3 million. This acquisition was accounted for under the purchase method of accounting.

In February 1997, the Company assumed approximately
$12.5 million in deposit liabilities from an unaffiliated institution. In the agreement, the Company also acquired one full-service banking office in the community of Baltimore, Ohio.
This acquisition was accounted for under the purchase method of accounting.

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

On April 26, 1996, the Company acquired three full-service banking offices in the cities of Pomeroy, Gallipolis, and Rutland, Ohio, and assumed approximately $74 million in deposit liabilities from an unaffiliated institution for a cash consideration of approximately $5.4 million. Accordingly, consolidated results include the operations of the three full-service banking offices subsequent to the acquisition date.

The purchase prices of the above and other previous acquisitions were allocated to the identifiable tangible and intangible assets acquired based upon their fair value at the acquisition date. Deposit intangibles, included in other assets, approximated $2,682,000 and $1,827,000 at December 31, 1997 and 1996, respectively, while the related amortization expense approximated $407,000 and $206,000 in 1997 and 1996, respectively. Goodwill, included in other assets, approximated $10,114,000 and $4,606,000 at December 31, 1997 and 1996,
respectively, and the related amortization expense approximated $731,000 and $419,000 in 1997 and 1996, respectively.

The following summarizes the unaudited pro forma results of operations for the years ended December 31, 1997 and 1996, assuming the acquisitions accounted for under the purchase method had been consummated at the beginning of each year presented.

                                      1997           1996

    Total interest income         $57,993,000    $53,125,000
    Net income                      8,888,000      7,600,000
    Diluted earnings per share           2.26           1.98


On January 20, 1998, the Company entered into an agreement to acquire five full-service banking offices located in the communities of Point Pleasant (three offices), New Martinsville, and Steelton, West Virginia, from an unaffiliated institution. In the agreement, the Company will assume approximately $125 million in deposits and purchase $10.5 million in loans. The acquisition is contingent upon regulatory approval and other conditions and is expected to be completed in the second quarter of 1998. The acquisition is expected to be accounted for under the purchase method of accounting.


14. STOCK OPTIONS:

The Company's stock option plans provide for the granting of both incentive stock options and non-qualified stock options of
up to 387,200 shares of common stock.   Under the provisions of
the plans, the option price per share shall not be less than the fair market value of the common stock on the date of grant of such option, therefore no compensation expense is recognized. All granted options vest in periods ranging from six months to eight years and expire 10 years from the date of grant. The weighted average remaining contractual life of options outstanding at December 31, 1997 was 7.8 years.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options instead of applying SFAS Statement No. 123 "Accounting for Stock Based Compensation". Under APB 25, because the exercise price of the Company's stock options granted is equal to the market price of the underlying stock on
the date of grant, no compensation expense is recognized.   Pro
forma information regarding net income and earnings per share has been determined as if the Company had recognized compensation expense for its employee stock options under the fair value method. However, pro forma financial information and assumptions used to estimate the fair value of stock options have not been included herein because the effect of applying the fair value method to the Company's stock-based awards in 1997 and 1996 results in net income and earnings per share that are not materially different from amounts reported. Activity in the plans is summarized as follows:

                                    1997                     1996
                             Number       Option      Number      Option
                           of shares      price     of shares     price

Non-qualified stock options
---------------------------
Outstanding at beginning
 of year                     44,698   $ 16.12-21.14    50,120   $16.12-19.42
  Granted                    38,467    26.875-42.00     1,785          21.14
  Exercised                   9,710     16.95-30.50     6,142    16.95-19.42
  Canceled                    2,998     18.60-30.50     1,065    16.95-18.60
----------------------------------------------------------------------------
Outstanding at end of year   70,457     16.12-42.00    44,698    16.12-21.14
============================================================================

Exercisable at end of year   45,134   $ 16.12-30.50    29,481   $16.12-21.14
============================================================================

Weighted average fair
 value of options granted
 during the year                     $       8.43                      3.54
============================================================================

Incentive stock options
-----------------------
Outstanding at beginning
 of year                    180,215   $ 14.47-19.32   202,065   $14.47-19.32
  Granted                    69,500           43.75
  Exercised                  16,234     14.47-19.32    17,615    14.47-19.32
  Canceled                                              4,235          19.32
----------------------------------------------------------------------------
Outstanding at end of year  233,481     14.47-43.75   180,215    14.47-19.32
============================================================================

Exercisable at end of year   89,873   $ 14.47-19.32    69,063   $14.47-19.32
============================================================================


15. PARENT COMPANY ONLY FINANCIAL INFORMATION:

                                                       December 31,
CONDENSED BALANCE SHEETS                           1997           1996
Assets:
-------
Cash                                           $    20,000    $    20,000
Interest bearing deposits in subsidiary bank       530,000        239,000
Receivable from subsidiary bank                  1,168,000        900,000
Investment securities:  Available-for-sale
 (amortized cost of $1,341,000 and $1,297,000
 at December 31, 1997 and 1996, respectively)    2,960,000      2,447,000
Capital note receivable from subsidiary bank                    3,000,000
Investments in subsidiaries:
  Banks                                         76,869,000     48,951,000
  Non-banks                                      1,138,000      1,125,000
Goodwill                                           693,000        830,000
Other                                              581,000        939,000
-------------------------------------------------------------------------
   Total assets                                $83,959,000    $58,451,000
=========================================================================

Liabilities:
------------
Accrued pension                                $ 1,071,000    $ 1,525,000
Accrued expenses                                   341,000        148,000
Dividends payable                                  729,000        585,000
Long-term borrowings                             3,000,000
-------------------------------------------------------------------------
   Total liabilities                             5,141,000      2,258,000
-------------------------------------------------------------------------
Stockholders' equity                            78,818,000     56,193,000
-------------------------------------------------------------------------
   Total liabilities and stockholders' equity  $83,959,000    $58,451,000
=========================================================================


                                           Year ended December 31,
CONSOLIDATED STATEMENTS OF INCOME      1997          1996          1995
Income:
-------
Dividends from subsidiary banks    $12,990,000    $4,010,000    $3,415,000
Dividends from other subsidiaries       50,000        40,000        50,000
Interest                                72,000       346,000       393,000
Management fees from subsidiaries      903,000       902,000       907,000
Other                                   77,000        64,000        69,000
--------------------------------------------------------------------------
    Total income                    14,092,000     5,362,000     4,834,000
--------------------------------------------------------------------------

Expenses:
---------
Salaries and benefits                1,220,000     1,156,000     1,183,000
Interest                               217,000       118,000       148,000
Other                                  818,000       784,000       764,000
--------------------------------------------------------------------------
    Total expenses                   2,255,000     2,058,000     2,095,000
--------------------------------------------------------------------------

Income before federal income taxes
 and (excess dividends from)
 equity in undistributed earnings
 of subsidiaries                    11,837,000     3,304,000     2,739,000
Applicable income tax benefit         (250,000)     (190,000)     (200,000)
(Excess dividends from) equity
 in undistributed earnings of
 subsidiaries                       (3,482,000)    4,157,000     3,111,000
--------------------------------------------------------------------------
      Net income                   $ 8,605,000    $7,651,000    $6,050,000
==========================================================================


                                              Year ended December 31,
STATEMENTS OF CASH FLOWS                 1997          1996          1995
Cash flows from operating activities:
-------------------------------------
Net income                           $ 8,605,000    $7,651,000    $6,050,000
Adjustment to reconcile net income
 to cash provided by operations:
  Amortization and depreciation          230,000       208,000       179,000
  Excess dividends from (equity
   in undistributed earnings of)
   subsidiaries                        3,482,000    (4,157,000)   (3,111,000)
  Other, net                             (48,000)     (382,000)      189,000
----------------------------------------------------------------------------
    Net cash provided by
     operating activities             12,269,000     3,320,000     3,307,000
----------------------------------------------------------------------------

Cash flows from investing activities:
-------------------------------------
Purchase of investment securities        (44,000)     (199,000)     (340,000)
Expenditures for premises and
 equipment                               (33,000)      (89,000)      (87,000)
Investment in subsidiaries           (15,436,000)                   (150,000)
Repayment of capital note receivable
 from subsidiary                       3,000,000
----------------------------------------------------------------------------
    Net cash used in
     investing activities            (12,513,000)     (288,000)     (577,000)
----------------------------------------------------------------------------

Cash flows from financing activities:
-------------------------------------
Proceeds from long-term borrowings     3,000,000
Payments on long-term borrowings                    (1,560,000)     (260,000)
Purchase of treasury stock              (327,000)     (332,000)   (1,940,000)
Change in receivable from
 subsidiary                             (268,000)       69,000     1,043,000
Proceeds from issuance of
 common stock                            314,000       431,000        26,000
Cash dividends paid                   (2,184,000)   (1,934,000)   (1,702,000)
----------------------------------------------------------------------------
    Net cash provided by (used in)
     financing activities                535,000    (3,326,000)   (2,833,000)
----------------------------------------------------------------------------
    Net increase (decrease) in cash      291,000      (294,000)     (103,000)
Cash and cash equivalents at the
 beginning of the year                   259,000       553,000       656,000
----------------------------------------------------------------------------
    Cash and cash equivalents
     at the end of the year          $   550,000    $  259,000    $  553,000
============================================================================


The parent company paid interest totaling $217,000, $118,000 and $148,000 during the years ended December 31, 1997, 1996, and 1995, respectively.


16. SUMMARIZED QUARTERLY INFORMATION (UNAUDITED):

A summary of selected quarterly financial information for 1997 and 1996 follows.

                                                1997
                           First        Second         Third        Fourth
                          Quarter       Quarter       Quarter       Quarter

Interest income        $12,762,000   $13,122,000   $13,639,000   $14,313,000
Interest expense         5,918,000     6,106,000     6,443,000     6,749,000
Net interest income      6,844,000     7,016,000     7,196,000     7,564,000
Provision for possible
 loan losses               588,000       641,000       676,000       684,000
Investment securities
 (losses) gains            (29,000)       (2,000)                      3,000
Other income             1,418,000     1,462,000     1,528,000     1,558,000
Other expenses           4,705,000     4,721,000     4,851,000     4,988,000
Income taxes               938,000       989,000     1,039,000     1,133,000
Net income               2,002,000     2,125,000     2,158,000     2,320,000
Earnings per share:
  Basic                       0.58          0.62          0.62          0.65
  Diluted              $      0.57   $      0.60   $      0.60   $      0.63
Average shares outstanding:
  Basic                  3,446,000     3,450,000     3,454,000     3,542,000
  Diluted                3,528,000     3,553,000     3,574,000     3,677,000


                                                1996
                           First        Second         Third        Fourth
                          Quarter       Quarter       Quarter       Quarter

Interest income        $11,316,000   $11,725,000   $12,046,000   $12,310,000
Interest expense         5,367,000     5,416,000     5,539,000     5,644,000
Net interest income      5,949,000     6,309,000     6,507,000     6,666,000
Provision for possible
 loan losses               360,000       435,000       585,000       585,000
Investment securities
 gains                      26,000                                    22,000
Other income             1,162,000     1,271,000     1,304,000     1,393,000
Other expenses           4,013,000     4,299,000     4,578,000     4,632,000
Income taxes               883,000       875,000       818,000       895,000
Net income               1,881,000     1,971,000     1,830,000     1,969,000
Earnings per share:
  Basic                       0.55          0.57          0.53          0.57
  Diluted              $      0.54   $      0.57   $      0.53   $      0.56
Average shares outstanding:
  Basic                  3,429,000     3,442,000     3,440,000     3,444,000
  Diluted                3,461,000     3,473,000     3,479,000     3,513,000

REPORT OF INDEPENDENT AUDITORS
==============================

To the Stockholders and Board of Directors:

We have audited the accompanying consolidated balance sheets of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp Inc. and Subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                 /s/ ERNST & YOUNG LLP
                                     Ernst & Young LLP


Charleston, West Virginia
February 6, 1998


AVERAGE BALANCES AND ANALYSIS OF NET INTEREST INCOME
====================================================

	 	(Dollars in Thousands)
		 1997 	 	 		 		 	 1996 	 	 		 		 	 1995
                                            Average                        Average                        Average
                        Average    Income/   Yield/    Average    Income/   Yield/    Average    Income/   Yield/
                        Balance    Expense    Rate     Balance    Expense    Rate     Balance    Expense    Rate

Securities <F1>:
----------------
Taxable                 $126,632   $ 8,636    6.82%    $127,815   $ 8,655    6.77%    $ 95,056   $ 6,667    6.98%
Nontaxable <F2>           22,271     1,819    8.17%      22,621     1,906    8.42%      23,761     2,117    8.91%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total                  148,903    10,455    7.02%     150,436    10,561    7.02%     118,817     8,784    7.40%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
Loans <F3> <F4>:
----------------
Commercial               145,971    13,939    9.55%     125,138    11,944    9.54%     114,020    11,270    9.88%
Real estate              209,330    17,863    8.53%     172,367    14,322    8.31%     156,598    13,663    8.73%
Consumer                 112,762    11,739   10.41%     102,759    10,949   10.66%      96,604     9,305    9.63%
Valuation reserve         (7,521)                        (6,799)                        (6,719)
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total                  460,542    43,541    9.30%     393,465    37,215    9.46%     360,503    34,238    9.50%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
Short-term Investments:
-----------------------
Interest-bearing
 deposits                  1,713        93    5.41%         622        29    4.64%         526        31    5.80%
Federal funds sold         7,915       437    5.52%       5,900       315    5.35%      13,226       780    5.90%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total                    9,628       530    5.50%       6,522       344    5.28%      13,752       811    5.90%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total earning assets   619,073    54,526    8.81%     550,423    48,120    8.74%     493,072    43,833    8.89%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
Other assets              48,426                         42,021                         34,910
                        --------                       --------                       --------
    Total assets        $667,499                       $592,444                       $527,982
                        ========                       ========                       ========

Deposits:
---------
Savings                 $ 83,342     2,552    3.06%    $ 75,805     2,302    3.04%    $ 68,867     2,307    3.35%
Interest-bearing
 demand                  126,462     4,372    3.46%     111,376     3,656    3.28%      92,280     3,228    3.50%
Time                     277,559    15,358    5.53%     234,550    12,922    5.51%     222,898    12,849    5.76%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total                  487,363    22,282    4.57%     421,731    18,880    4.48%     384,045    18,384    4.79%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
Borrowed Funds:
---------------
Short-term                22,463     1,023    4.55%      29,965     1,449    4.84%      19,993     1,010    5.05%
Long-term                 30,495     1,911    6.27%      26,692     1,637    6.13%      22,612     1,383    6.12%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total                   52,958     2,934    5.54%      56,657     3,086    5.45%      42,605     2,393    5.62%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
  Total interest-
   bearing liabilities   540,321    25,216    4.67%     478,388    21,966    4.59%     426,650    20,777    4.87%
                        --------   -------   ------    --------   -------   ------    --------   -------   ------
Noninterest-bearing
 demand deposits          59,860                         54,923                         46,876
Other liabilities          7,248                          6,114                          5,396
                        --------                       --------                       --------
  Total liabilities      607,429                        539,425                        478,922

 Stockholders' equity     60,070                         53,019                         49,060
                        --------                       --------                       --------
    Total liabilities
     and stockholders'
     equity             $667,499                       $592,444                       $527,982
                        ========                       ========                       ========
Interest rate spread                29,310    4.14%                26,154    4.15%                23,056    4.02%
                                   -------   ------               -------   ------               -------   ------
Interest revenue/earning assets               8.81%                          8.74%                          8.89%
Interest expense/earning assets               4.07%                          3.99%                          4.21%
                                             ------                         ------                         ------
Net yield on earning assets
 (net interest margin)                        4.74%                          4.75%                          4.68%
                                             ======                         ======                         ======


<F1>  Average balances of investment securities based on historical cost.

<F2>  Computed on a fully tax equivalent basis using a tax rate of 35% in 1997 and 34% in 1996 and 1995. Interest income was increased by $618,000, $723,000 and $765,000 for 1997, 1996 and
      1995, respectively.

<F3>  Nonaccrual and impaired loans are included in the average balances listed. Related interest income on nonaccrual loans prior to the loan being put on nonaccrual status is included in loan interest income. At December 31, 1997, 1996 and 1995, nonaccrual loans outstanding were $1,220,000, $999,000 and $482,000, respectively.

<F4>  Loan fees included in interest income for 1997, 1996 and
      1995 were $542,000, $460,000 and $428,000, respectively.




RATE VOLUME ANALYSIS/MATURITIES TABLES
======================================

Rate Volume Analysis
--------------------
(Dollars in Thousands)


                       Change in Income/Expense <F1>         Rate Effect                  Volume Effect
                         1997     1996      1995      1997       1996      1995      1997      1996      1995
Investment income:
------------------
Taxable                $  (19)   $1,988    $1,359    $    61    $ (237)   $  141    $  (80)   $2,225    $1,218
Nontaxable                (87)     (211)     (103)       (58)     (112)      (79)      (29)      (99)      (24)
--------------------------------------------------------------------------------------------------------------
  Total                  (106)    1,777     1,256          3      (349)       62      (109)    2,126     1,194
--------------------------------------------------------------------------------------------------------------
Loan income:
------------
Commercial              1,995       674     2,336          6      (397)    1,557     1,989     1,071       779
Real estate             3,541       659     1,352        396      (672)      525     3,145     1,331       827
Consumer                  790     1,644     1,965       (256)    1,028       923     1,046       616     1,042
--------------------------------------------------------------------------------------------------------------
  Total                 6,326     2,977     5,653        146       (41)    3,005     6,180     3,018     2,648
--------------------------------------------------------------------------------------------------------------
Short-term investments    186      (467)      328         17       (75)      262       169      (392)       66
--------------------------------------------------------------------------------------------------------------
Total interest income   6,406     4,287     7,237        166      (465)    3,329     6,240     4,752     3,908
==============================================================================================================
Interest expense:
-----------------
Savings                   250        (5)      201         19      (226)      395       231       221      (194)
Interest-bearing
 demand deposits          716       428     1,016        202      (208)      824       514       636       192
Time                    2,436        73     3,551      2,831      (583)    1,664      (395)      656     1,887
Short-term borrowings    (426)      398       673        (80)     (182)      294      (346)      580       379
Long-term borrowings      274       295       (88)        36       240        34       238        55      (122)
--------------------------------------------------------------------------------------------------------------
Total interest expense  3,250     1,189     5,353      3,008      (959)    3,211       242     2,148     2,142
==============================================================================================================
                       $3,156    $3,098    $1,884    $(2,842)   $  494    $  118    $5,998    $2,604    $1,766
==============================================================================================================


<F1>  The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each.




Loan Maturities at December 31, 1997:
-------------------------------------
                                       Due in
                           Due in     One Year        Due
                          One Year    Through        After
                          or Less    Five Years    Five Years     Total
LOAN TYPE
Commercial loans:
-----------------
  Fixed                  $ 14,807     $ 12,394      $  4,709     $ 31,910
  Variable                 56,884       25,698        44,543      127,125
-------------------------------------------------------------------------
                           71,691       38,092        49,252      159,035
=========================================================================
Real estate loans:
------------------
  Fixed                     5,973       20,364        44,595       70,932
  Variable                 22,545       28,722       126,003      177,270
-------------------------------------------------------------------------
                           28,518       49,086       170,598      248,202
=========================================================================
Consumer loans:
---------------
  Fixed                    32,446       67,004         3,889      103,339
  Variable                  8,449        2,154           391       10,994
-------------------------------------------------------------------------
                           40,895       69,158         4,280      114,333
=========================================================================

    Total                $141,104     $156,336      $224,130     $521,570
=========================================================================


Maturities of  Certificates of Deposit $100,000 and over at December 31:
------------------------------------------------------------------------

                            1997         1996          1995         1994

Under 3 months            $13,302      $16,437       $18,662      $ 5,657
3 to 6 months              24,069        8,279         9,319        2,149
6 to 12 months              9,520       10,309         5,140        5,868
Over 12 months             10,698        8,356         8,266       12,695
-------------------------------------------------------------------------
    Total                 $57,589      $43,381       $41,387      $26,369
=========================================================================

LOAN PORTFOLIO ANALYSIS
=======================

(Dollars in thousands)
                          1997        1996      1995       1994       1993
Year-end balances:
------------------
Commercial, financial
 and agricultural       $159,035   $127,927   $117,306   $117,015   $101,633
Real estate              228,689    175,505    154,469    150,289    135,704
Real estate,
 construction             19,513      9,944      5,919      2,528      5,421
Consumer                 107,158    102,044     95,464     86,098     74,775
Credit card                7,175      6,993      6,368      5,423      4,142
----------------------------------------------------------------------------
    Total               $521,570   $422,413   $379,526   $361,353   $321,675
============================================================================

Average total loans     $467,897   $400,264   $367,222   $337,500   $306,282
Average allowance
 for loan losses          (7,521)    (6,799)    (6,719)    (6,680)    (6,095)
----------------------------------------------------------------------------
  Average loans,
   net of allowance     $460,376   $393,465   $360,503   $330,820   $300,187
============================================================================

Allowance for loan
 losses, January 1        $6,873     $6,726     $6,783     $6,370     $5,687
Allowance for loan
 losses acquired             290

Loans charged off:
------------------
Commercial, financial
 and agricultural            354        342        256         39        193
Real estate                   42         93         82        189        143
Consumer                   1,258      1,726      1,352        842        816
Credit card                  263        168        113         54         51
----------------------------------------------------------------------------
    Total                  1,917      2,329      1,803      1,124      1,203
----------------------------------------------------------------------------

Recoveries:
-----------
Commercial, financial
 and agricultural            124         36        111        392         60
Real estate                    6         75         60         61         65
Consumer                     374        391        251        304        157
Credit card                   17          9          9         15         12
----------------------------------------------------------------------------
    Total                    521        511        431        772        294
----------------------------------------------------------------------------

Net chargeoffs:
---------------
Commercial, financial
 and agricultural            230        306        145       (353)       133
Real estate                   36         18         22        128         78
Consumer                     884      1,335      1,101        538        659
Credit card                  246        159        104         39         39
----------------------------------------------------------------------------
    Total                  1,396      1,818      1,372        352        909
----------------------------------------------------------------------------

Provision for loan losses  2,589      1,965      1,315        765      1,592
----------------------------------------------------------------------------

Allowance for loan
 losses, December 31      $8,356     $6,873     $6,726     $6,783     $6,370
============================================================================

Allocation of allowance for loan losses at December 31:
-------------------------------------------------------
Commercial                $3,147     $2,741     $3,440     $3,281     $3,185
Real estate                1,478      1,050      1,517      1,828      2,000
Consumer                   2,255      2,078      1,519      1,096        987
Credit card                  395        131        100         89        166
Unallocated                1,081        873        150        489         32
----------------------------------------------------------------------------
    Total                 $8,356     $6,873     $6,726     $6,783     $6,370
============================================================================

Percent of loans to total loans at December 31:
-----------------------------------------------
Commercial                  30.5%      30.3%      30.9%      32.4%     31.6%
Real estate                 43.8       41.5       40.7       41.6      42.2
Real estate, construction    3.8        2.3        1.5        0.7       1.7
Consumer                    20.5       24.2       25.2       23.8      23.2
Credit card                  1.4        1.7        1.7        1.5       1.3
----------------------------------------------------------------------------
    Total                  100.0%     100.0%     100.0%     100.0%    100.0%
============================================================================

Ratio of net chargeoffs to average total loans:
-----------------------------------------------
Commercial                  0.05%      0.08%      0.04%   (0.11)%      0.04%
Real estate                 0.01       0.00       0.01      0.04       0.03
Consumer                    0.19       0.33       0.30      0.16       0.22
Credit card                 0.05       0.04       0.03      0.01       0.01
----------------------------------------------------------------------------
    Total                   0.30%      0.45%      0.38%     0.10%      0.30%
============================================================================

Nonperforming loans:
--------------------
Nonaccrual loans          $1,220     $  999     $  482     $  902     $1,416
Loans 90+ days past due      462        621      1,236      1,082        896
Other real estate owned       19         28         45         97         38
----------------------------------------------------------------------------
    Total                 $1,701     $1,648     $1,763     $2,081     $2,350
============================================================================

Nonperforming loans as a
 percent of total loans     0.33%      0.39%      0.46%      0.58%     0.73%
============================================================================


Interest income on nonaccrual loans which would have been recorded under the original terms of the loans for 1997, 1996 and 1995 was $41,000 (of which $5,000 was actually recorded), $78,000 (of which $11,000 was actually recorded) and $19,000 (of which $10,000 was actually recorded), respectively.



MANAGEMENT'S DISCUSSION AND ANALYSIS
====================================

Introduction
------------
The following discussion and analysis of the consolidated financial statements of Peoples Bancorp Inc. (the "Company") is presented to give the reader insight into management's assessment of the financial results. It also recaps the significant events that led to the results. The Company's subsidiaries, The Peoples Banking and Trust Company ("Peoples Bank"), The First National Bank of Southeastern Ohio ("First National"), Catlettsburg Federal Savings Bank ("Catlettsburg Federal"), Russell Federal Savings Bank ("Russell Federal"), and The Northwest Territory Life Insurance Company, provide financial services to individuals and businesses within our market area.

Peoples Bank is chartered by the State of Ohio and subject to regulation, supervision, and examination by the Federal Deposit Insurance Corporation ("FDIC") and the Ohio Division of Banks. First National is a member of the Federal Reserve System and subject to regulation, supervision, and examination by the Office of the Comptroller of the Currency. Catlettsburg Federal and Russell Federal are members of the Federal Home Loan Bank, and are subject to regulation, supervision, and examination by the Office of Thrift Supervision, and are also subject to limited regulation by the Board of Governors of the Federal Reserve System. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and footnotes thereto and the ratios, statistics, and discussions contained elsewhere in this Annual Report.

The following text will include references to several acquisition transactions that have affected and/or will affect the Company's results of operations. In April 1996, Peoples Bank completed the acquisition of three full-service banking centers in the communities of Pomeroy, Gallipolis, and Rutland, Ohio ("Southeast Ohio Banking Center Acquisition"), by acquiring approximately $74 million in deposits from an unaffiliated financial institution. In January 1997, the Company completed the purchase of Russell Federal in Russell, Kentucky, for approximately $9.25 million in cash ("Russell Federal Acquisition"). Management has continued Russell Federal's operations as a federal savings bank subsidiary of the Company. Russell Federal had total assets of $28.0 million and deposits of $19.5 million at December 31, 1996. On February 28, 1997, Peoples Bank acquired one full-service banking office located in Baltimore, Ohio, ("Baltimore Banking Center Acquisition"), by assuming approximately $12.5 million in deposits from an unrelated financial institution. This full-service banking office is located in Fairfield County in central Ohio. On December 12, 1997, the Company completed the purchase of Gateway Bancorp, Inc. and its subsidiary, Catlettsburg Federal, of Catlettsburg, Kentucky, for approximately $21.6 million in a combination of cash of $6.2 million and 365,472 shares of Company stock ("Gateway Bancorp Acquisition" or "Catlettsburg Federal Acquisition"). Management has continued to operate Catlettsburg Federal as a federal savings bank subsidiary of the Company. Catlettsburg Federal had total assets of $64.3 million and deposits of $43.8 million at December 12, 1997. In January, 1998, the Company reincorporated Russell Federal as a subsidiary of Gateway Bancorp to align the Company's business units in northeast Kentucky. On January 20, 1998, the Company announced the signing by Peoples Bank of an agreement to acquire five full-service banking offices located in the communities of Point Pleasant (three offices), New Martinsville, and Steelton, West Virginia ("West Virginia Banking Center Acquisition") from an unaffiliated institution. In the agreement, Peoples Bank will assume approximately $125 million in deposits and purchase $10.5 million in loans. The acquisition is contingent upon regulatory approval and other conditions and is expected to be completed in the second quarter of 1998.

Overview of the Income Statement
--------------------------------
Net income increased $954,000 or 12.5%, to $8,605,000 in 1997 from $7,651,000 in 1996. The increase was primarily due to strong internal loan growth and loans acquired in the Russell Federal Acquisition as well as enhanced operational efficiencies. Fully tax equivalent net interest income increased $3,156,000 in 1997 to $29,310,000, up 12.1% compared to 1996. The yield on interest-earning assets increased from 8.74% in 1996 to 8.81% in 1997, as the Company increased its percentage of interest-earning assets to higher-yielding assets such as loans. The average interest rate paid on interest-bearing liabilities also increased, from 4.59% in 1996 to 4.67% in 1997. Net interest margin for the Company totaled 4.74% compared to 4.75% last year. Strong loan growth prompted an increase in the provision for loan losses in 1997, totaling $2,589,000, up from $1,965,000 in 1996. Non-interest income
(excluding gains or losses on sales of investment securities) increased 16.3% to $5,966,000 in 1997, compared to $5,130,000 last year. Gains and losses on sales of investment securities were insignificant in 1997 and 1996. Due primarily to increased expenses related to the aforementioned multiple acquisitions, non-interest expense increased 9.9% in 1997 to $19,265,000,
compared to $17,522,000 in the prior year.   The Company's
efficiency ratio improved to 51.06% for the year ended December 31, 1997, compared to 53.76% in 1996.

Diluted earnings per share totaled $2.40 in 1997, up $0.20 per share compared to 1996. Management believes that a comparative approach to financial reporting should include the discussion of results using a "cash earnings" method, which removes the after-tax impact of the amortization of intangibles on the Company's results of operations and facilitates comparison of the Company with competitors that make acquisitions using pooling of interests accounting. In 1997, intangible amortization expense totaled $1,138,000 ($751,000 after taxes) compared to $625,000 ($413,000 after taxes) for the same period a year earlier. Adjusting for the amortization of intangibles results in diluted cash earnings per share for the year ended December 31, 1997 of $2.61, up $0.29 from $2.32 in cash earnings per share in 1996.

Management uses cash earnings as one of several ways to evaluate the impact of acquisitions to profitability and return on investment. Increased amortization of intangibles in 1997 also impacted tangible return on assets and equity. Recent acquisitions have increased the Company's amortization expense related to goodwill and other intangibles and as a result, the purchase method of accounting has affected earnings per share and other ratios. In order to provide comparative earnings per share information, management will continue to supplement future financial analysis with discussion concerning cash earnings per share, as previously defined.

Interest Income and Expense
---------------------------
Net interest income is the amount by which interest income on earning assets exceeds interest paid on interest-bearing liabilities. Interest earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits and borrowed funds. Net interest income remains the primary source of revenue for the Company. Changes in market interest rates, as well as adjustments in the mix of interest-earning assets and interest-bearing liabilities, impact net interest income.

Short-term market interest rates did not fluctuate significantly in 1997. The Federal Reserve Board modestly increased the discount rate in early 1997 and, as a result, the national prime rate moved up 25 basis points. The Company adjusted its base loan rates in mid-1997 to reflect the increase in the national prime rate. These rate adjustments increased net interest income in 1997 and made significant contributions to interest income streams. The Company's interest bearing transaction accounts that are tied to various national market indices were also affected by the modest rise in interest income and therefore also increased in 1997, causing a slight increase in interest costs in 1997.

In 1997, the Company recorded net interest income of $28,620,000, an increase of 12.5% from 1996. Total interest income reached $53,836,000 while interest expense totaled $25,216,000. Included in interest income is $1,324,000 of tax-exempt income from investments issued by states and political subdivisions. Since these revenues are not taxed, it is more meaningful to analyze net interest income on a fully-tax equivalent ("FTE") basis.

Net interest margin is calculated by dividing FTE net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by the Company's balance sheet. Net interest margin remained relatively stable at 4.74% in 1997, a modest decrease compared to 1996's ratio of 4.75%. The FTE yield on earning assets was 8.81% in 1997, compared to 8.74% in 1996. The cost of earning assets increased 8 basis points to 4.07% in 1997, due primarily to rates paid on time deposits and minimal growth in non-interest bearing deposits. Average loan balances increased nearly $68 million compared to prior year and continue to be the largest component of the earning assets on the Company's balance sheet. Loans averaged 84.2% of deposits during 1997 compared to 82.6% in 1996. This increase is consistent with the Company's strategic initiatives to increase its higher-yielding asset base and satisfy the loan demand experienced in its markets.

Detailed analyses of several categories within interest-earning assets and interest-bearing liabilities reveal changes in mix and modest shifts in interest rates. Commercial loans continued to grow in 1997, reaching average balances of $146.0 million and a maintaining yield of 9.55% compared to average balances and yields of $125.1 million and 9.54%, respectively, in the prior year. This volume growth increased interest income nearly $2 million in 1997. In 1997, average real estate loan balances grew $37.0 million (or 21.4%) due primarily to the Russell Federal Acquisition and significant internal growth. The average yield on real estate loans was 8.53% in 1997, compared to 8.31% in 1996. The modest increase in yield and significant growth in volume produced an increase of $3,541,000 in real estate loan income. In 1997, average balances in personal loans increased $10.0 million or 9.7%. The average yield on those loans was 10.41% in 1997 compared to 10.66% in 1996. This decrease in yield was due primarily to increased competition for personal loans in the Company's markets. However, increased volumes provided the Company with additional incremental interest income of over $1 million. The Company has been able to meet its operating goals while growing the loan portfolio at competitive, but profitable yields.

Yields on long-term investment securities remained stable in 1997 compared to prior year, totaling 7.02% of average balances on an FTE basis. Average balances decreased $1.5 million as the Company shifted earning assets to higher-yielding assets such as loans. Average short-term investment balances (interest bearing deposits in other banks and federal funds sold) increased $3.1 million in 1997, and yields increased 22 basis points to 5.50% in 1997. The increased income from short-term investments offset the decreased interest income generated from long-term investment securities in 1997.

During 1997, the Company offered several special short-term time deposits to fund loan demand. In the first half of 1997, special 5-month and 10-month time deposits were priced competitively in the Company's markets and generated significant funding for recent asset growth. The 5-month and 10-month specials were discontinued in the second quarter of 1997, and in the third quarter, the Company began offering a special 7-month time deposit designed to retain previously written short-term time deposits as well as encourage customers to use the many products and services offered by the Company. The 7-month special was discontinued in late 1997 when volume goals were reached. Management expects interest rate pressures will continue to challenge the Company in 1998 as financial institutions and other competitors continue to search for new methods and products to satisfy increasing customer demand for higher yielding interest-bearing deposits.

Interest costs on the Company's array of traditional interest-bearing deposit products increased nine basis points to 4.57% in 1997 compared to 4.48% in 1996. The most significant component of interest expense in 1997 was interest paid on time deposits (i.e., Certificates of Deposits and Individual Retirement Accounts). In 1997, the Company incurred interest of $15,358,000, or 5.53%, on average time deposit balances of $227.6 million. In 1996, the rate paid on average time deposit balances of $234.6 million was 5.51%. Growth in this type of funding source came primarily from southeastern Ohio markets which the Company serves, but some funding was acquired from the Russell Federal Acquisition as well as the Catlettsburg Federal Acquisition. The largest rate increase occurred in average interest-bearing demand deposits, which increased 18 basis points to 3.46% on average deposit balances of $126.5 million in 1997, compared to 3.28% on average balances of $111.4 million in 1996. This combination increased interest expense costs by $716,000 as customers continue to search for ways to maximize their investments in banking products. Management expects deposit pricing to be increasingly competitive in 1997.

In 1997, the Company continued its use of short-term borrowings as a funding source. Historically the Company's cash management services offered to a variety of business customers have provided short-term funding, specifically overnight repurchase agreements. In 1997, the Company's average balances of overnight repurchase agreements increased $7.0 million (or 51.8%) to $20.4 million, due primarily to growth in balances from existing customers and increased market penetration. The average rate paid in 1997 on overnight repurchase agreements totaled 4.43%, up 58 basis points from the prior year's average rate of 3.85%. Interest costs on this product totaled $905,000 in 1997, up significantly from 1996's total of $519,000. These rates are based on selected indices which increased in 1997.

Interest expense on average short-term Federal Home Loan Bank ("FHLB") advances in 1997 totaled $117,000, an average interest rate of 5.79%. Average short-term FHLB balances totaled $2.0 million in 1997, compared to $12.3 million in 1996, when the Company used this type of borrowing as a funding source for the Southeastern Ohio Banking Center Acquisition. In 1996, the average rate on these funding sources was 5.68%. As a result of decreased use of this funding source in 1997, interest costs for all short-term borrowings decreased $426,000 compared to the prior year. Management plans to maintain access to short-term FHLB borrowings as an appropriate funding source.

In 1997, interest expense on long-term borrowings modestly increased to $1,911,000, up $274,000 (or 16.7%) compared to
1996. The rate paid on average long-term borrowings totaled 6.27% in 1997, an increase of 14 basis points over 1996's average rate of 6.13%. The modest increase was commensurate with the increase in the national prime rate in 1997. The majority of the Company's long-term borrowings are fixed rate FHLB borrowings.

Please refer to the "Average Balances and Analysis of Net
Interest Income" table included on page 28 for a complete quantitative evaluation of the Company's net interest margin.

In 1997, the Company recorded a provision for loan losses of $2,589,000, up from $1,965,000 in 1996. The increase was due primarily to increased loan volume. In 1997, consumer credit delinquencies as a percent of total consumer loans outstanding improved. However, due to anticipated increased commercial loan activity and the inherent risk associated with commercial loans, management expects to maintain the current level of loan loss provision in 1998.

Non-Interest Income
-------------------
The Company's non-interest income is generated from four primary sources: cost-recovery fees related to deposit accounts, income derived from fiduciary activities, electronic banking revenues, and income generated by the Company's insurance agency subsidiaries. Non-interest income (excluding securities transactions) from operations reached record levels in 1997, totaling $5,966,000, an increase of 16.3% compared to 1996. Several categories had strong growth compared to 1996. Management continues to focus on non-interest income as a primary source of cost-recovery.

In 1997, account service charge income related to deposits increased $265,000 or 13.7% to $2,202,000. Several factors contributed to this growth. A full year of cost-recovery fees related to the $74 million growth in deposits assumed in the Southeastern Ohio Banking Center Acquisition contributed to increases in fee income. The Company's fee structure is based on cost recoveries associated with services provided. In addition, non-customer activity in the Company's network of ATM's has increased and caused a corresponding increase in ATM-related revenues.

The Company's Investment and Trust Division continued its strong earnings trend. The fee structure for investment and fiduciary activities is based primarily on the market value of assets being managed, which totaled approximately $503 million at December 31, 1997, an increase of over $65 million from the previous year-end. Income from fiduciary activities totaled $2,176,000, an increase of 14.7% compared to 1996. The Investment and Trust Division will continue to build on its leadership position in the Company's markets and will be a significant contributor to the Company's net income.

Electronic banking has been a service offered to the Company's customers for several years. Electronic banking services include ATM cards, direct deposit services, and the Peoples Connect Card, a debit card first introduced in 1996. Recently the financial services industry has increased its focus on electronic banking products as a method to enhance relationships with the customer. In 1997, a combination of modifications in the Company's fee schedule and increased volume related to these products impacted the Company's non-interest income. In 1997, total electronic banking revenue reached $476,000, up $357,000 (or 33.4%) compared to the same period a year earlier.
Increases are due primarily to revenues related to the debit card program launched in late 1996.

In late 1995, First National Bank's subsidiaries, Northwest Territory Life Insurance Agency, Inc. and Northwest Territory Property and Casualty Insurance Agency, Inc. (the "Agencies"), were awarded insurance agency powers in the State of Ohio. The Agencies received Certificates of Qualification to provide full life and property insurance product lines to consumers in Ohio. These Agencies were the first in Ohio to be affiliated with a financial institution. Although the Agencies' results of operations did not have a material impact on 1997 results, they are anticipated to produce income growth and long-term value to the Company through internal development as well as external affiliation and acquisition. Currently, the Agencies are generating fee income on sales of annuities, mutual funds, and other similar investment products, as well as life insurance policies. Management intends to develop the Agencies' property and casualty insurance product lines through both internal development and acquisition of existing independent agencies.

Management will continue to explore new methods of enhancing non-interest income in the future. Both traditional and non-traditional financial service products are being analyzed for inclusion in the product mix currently being offered by the Company.

Non-Interest Expense
--------------------
Operating efficiently and maintaining acceptable levels of non-interest expense and operating efficiency are key performance indicators for the Company in its strategic initiatives. Several categories within non-interest expense directly related to banking operations remained at levels comparable to the prior year. In 1997, non-interest expense totaled $19,265,000, an increase of 9.9% over the prior year. This increase relates primarily to the Company's recent acquisitions and related increased levels of non-interest expense such as salaries and benefits, depreciation expense, intangible amortization, etc. Management has initiated steps to leverage non-interest expense associated with its recent market expansion.

When comparing non-interest expense information from 1997 to 1996, it is important to note the changes to the Company's non-interest expense levels related to acquisition activity. Acquisitions, and the related salaries and employee benefits and amortization of intangibles, comprise the majority of the increase in non-interest expense in 1997. Non-operational items have resulted in significant increases in 1997's non-interest expense compared to the prior year. In particular, amortization of intangibles totaled $1,138,000 in 1997 compared to $625,000 for the same period last year, an increase of $513,000 (or 82.1%).

Expenses for human resources also increased through the acquisitions and corresponding expansion of the Company's services and geographic area. For the year ended December 31, 1997, salaries and benefits expense increased $844,000 (or 11.2%) to $8,358,000 compared to 1996. The acquisitions increased the number of employees due to the retention of many customer service associates. At December 31, 1997, the Company had 314 full-time equivalent employees, up from 304 full-time equivalent employees at year-end 1996. The Company had 261 full-time equivalent employees at March 31, 1996, before the combined impact of recent acquisition activity. Management expects salaries and employee benefits to increase in 1998 due to the pending West Virginia Banking Center Acquisition and normal merit increases. Management will continue to strive to find new ways of increasing efficiency and leveraging its resources while concentrating on maximizing customer service.

Depreciation expense increased in 1997 due primarily to assets purchased in the acquisitions and other investments in fixed assets such as refurbishing several of the Company's full-service banking offices. Depreciation on fixed assets totaled $1,531,000 in 1997, compared to $1,356,000 in 1996, an increase of $175,000 or 12.9%. Management expects future depreciation expense to increase in 1997 due to construction projects scheduled to be completed in the first quarter of 1998 on new full-service offices in Athens, Ohio, and Ashland, Kentucky. Also, 1998 depreciation expense will be impacted by increased fixed assets purchased in the West Virginia Banking Center Acquisition.

Compared to 1996, data processing and software support and maintenance costs increased $116,000 to $829,000 in 1997. These costs are related to upgrades of existing software products as well as expense for maintenance agreements for many of the software systems used for product delivery and enhanced customer service. The Company expanded its market area in 1997 and continued to enhance its product-delivery technology to improve customer service. Management believes technology is a key factor for the Company's delivery methods and plans to continue investment in technology to enhance customer service and improve operating efficiencies.

Many categories within non-interest expense remained at levels comparable to last year. Management believes that non-interest expense was leveraged in 1997 to enhance customer service and improve market share and will continue to focus on the Company's efficiency ratio as a key indicator of performance. The efficiency ratio is calculated as follows: operational non-interest expense (total non-interest expense less amortization of intangibles and non-recurring items) as a percentage of the aggregate of fully-tax equivalent net interest income and non-interest income. Also, gains and losses on sales of investment securities are not included in the calculation of the Company's efficiency ratio. In 1997, the Company's efficiency ratio totaled 51.06% compared to 53.76% for the same periods last year. Management expects the efficiency ratio to modestly improve in 1998 due to planned leveraging of the Company's non-interest expense to generate net interest income and other revenue streams.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options instead of applying SFAS Statement No. 123 "Accounting for Stock Based Compensation". Under APB 25, because the exercise price of the Company's stock options granted is equal to the market price of the underlying stock on
the date of grant, no compensation expense is recognized.   The
effect of applying the fair value method to the Company's stock-based awards in 1997, 1996, and 1995 results in net income and basic and diluted earnings per share that are not materially different from amounts reported.

Return on Assets
----------------
For the year ended December 31, 1997, return on average assets ("ROA") was 1.29%, matching 1996's results. Increased income streams from recent acquisitions were partially offset by amortization of intangibles assumed in such purchases, resulting in ROA levels identical to prior year. The Company's recent thrift acquisitions also affect ROA performance. In general, thrifts have produced lower returns on assets than commercial banks. As management is successful in transitioning the recently acquired thrifts to core competencies usually associated with commercial banks, the thrifts will produce greater returns.

In addition to thrift acquisitions, the Company's ROA will be challenged in 1998 and future periods due to the West Virginia Banking Center Acquisition and its related approximately $125 million in deposits. The Company will be challenged to employ these new funding sources in a manner consistent with acceptable return on investment in a short period of time. Since the Company's asset base will increase significantly and earnings streams will be spread over several quarters, management anticipates that ROA levels will modestly decrease in 1998 as a result of the acquisitions and corresponding asset growth. Management plans to utilize pre-investment strategies in anticipation of the West Virginia Banking Center Acquisition and its associated deposits in order to maximize earnings streams and mitigate the impact on the Company's performance ratios. This pre-acquisition investment strategy of approximately $40 million is also designed to position the portfolio for future earnings while maintaining adequate liquidity. Management views the West Virginia Banking Center Acquisition as a vital part of its strategic initiatives in the West Virginia market.

Return on Equity
----------------
Management recognizes that the Company's return on average stockholders' equity ("ROE") is an important indicator of an entity's financial performance. In 1997, ROE totaled 14.33% compared to 14.43% in 1996. The Company is considered "well-capitalized" under regulatory and industry standards, as discussed in Note 11 of the Notes to the Company's Consolidated Financial Statements.

In December 1997, in accordance with the agreement to purchase Gateway Bancorp, the Company issued 365,472 shares of stock with a value of approximately $15.35 million. As a result, this increase in total equity will have a significant impact on average equity in 1998. In addition, the Company's capital has grown through retention of higher earnings over the last several quarters and the recent growth in the markup of the Company's equity due to net unrealized holding gains on the Company's investment portfolio. Total equity for the Company increased over $22.6 million for the year ended December 31, 1997. As a result of the increased equity base of the Company, management expects 1998 ROE to be below recent levels and will continue to strive to find ways to leverage the capital of the Company in 1998 and beyond.

Federal Income Tax Expense
--------------------------
Federal income taxes increased from $3,471,000 in 1996 to $4,099,000 in 1997. This increase can be attributed to the Company's higher pre-tax income and a modest decrease in tax-exempt income compared to prior year. The Company's effective tax rate for 1997 was 32.3%, up modestly from 1996's effective tax rate of 31.2%, as a result of the growth in pre-tax income and the Company's earnings now being taxed at the federal statutory rate of 35% compared to 34% in 1996 and 1995.

Overview of Balance Sheet
-------------------------
In 1997, the Company significantly grew its balance sheet through acquisitions and internal growth. The Company's acquisitions in 1997 combined to produce increased assets of approximately $100 million. Internal asset growth was fueled primarily by strong loan demand in the markets served by the Company. Total assets increased $141.5 million (or 23.0%) to $758.2 million at year-end 1997. Loan growth from the Company's 1997 acquisitions totaled approximately $42 million, while growth from existing offices contributed over $57 million in growth. In total, loans grew $99.2 million (or 23.4%) to $521.6 million and investment securities grew $26.5 million (or 17.9%) to $174.3 million.

Total liabilities increased $118.9 million (or 21.2%) to $679.3 million at December 31, 1997. The majority of this growth occurred in the Company's total deposits, which increased $106.4 million (or 21.1%) to $611.1 million at December 31, 1997. This was due primarily to funds acquired in the Russell Federal Acquisition, Baltimore Banking Center Acquisition, and Catlettsburg Federal Acquisition. Increases in deposits for the Company occurred primarily in interest-bearing deposits, while non-interest bearing deposit balances grew nearly $1 million to $64.2 million. Short-term borrowings increased $13.0 million (or 66.8%) to $32.6 million, as balances in overnight repurchase agreement for corporate customers grew sharply in the fourth quarter of 1997. Long-term borrowings, comprised primarily of FHLB borrowings with maturities greater than one year, declined by $0.6 million (or 2.1%) to $28.6 million at December 31, 1997.

Stockholders' equity increased $22.6 million (or 40.3%) to $78.8 million at December 31, 1997. Equity growth occurred in the fourth quarter of 1997 through the issuance of 365,472 shares of Company stock valued at $15.35 million in accordance with the Company's purchase of Gateway Bancorp. Normal equity growth also occurred through retention of net income. The Company purchased $327,000 of treasury shares in 1997 and also reissued treasury shares through exercised stock options. At December 31, 1997, the Company did not have a treasury share balance. Please see the Consolidated Statements of Stockholders' Equity found on page 10 in this Report for additional information regarding the changes in stockholders' equity.

Cash and Cash Equivalents
-------------------------
The Company's cash and cash equivalents totaled $38.8 million at December 31, 1997, an increase of $10.3 million compared to year-end 1996. Increases in late December in the Company's balances of overnight repurchase agreements created a temporary increase in cash and cash equivalents at year-end 1997. Management expects these funding sources to slowly decrease in the first half of 1998, and as a result, cash and cash equivalent balances should return to normal levels. Also, since the acquisition date in December, 1997, Catlettsburg Federal has maintained significant balances in short-term investments. The Company intends to shift such assets into higher-yielding assets to enhance profitability. This temporary situation also caused a significant increase in cash and cash equivalents at December 31, 1997, compared to previous reporting periods.

Management expects the temporary increase in cash and cash equivalents to reduce in early 1998 through expected modest attrition of those funding sources. Those funds that are determined to be long-term funding sources will be shifted into higher-yielding assets such as loans or investment securities in 1998.

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

Investment Securities
---------------------
Investment securities totaled $174.3 million at year-end 1997, up $26.5 million (or 17.9%) compared to December 31, 1996. Growth occurred in 1997 through the Russell Federal Acquisition and Catlettsburg Federal Acquisition, which contributed $6.5 million and $27.0 million, respectively, to total investment securities at December 31, 1997. The majority of Russell Federal's and Catlettsburg Federal's investment portfolios are invested in US Treasury and US agencies securities, as well as mortgage-backed securities. The Company's other subsidiaries modestly decreased balances in investment securities in 1997 as assets were shifted to higher-yielding assets such as loans.

All of the Company's investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for the Company in terms of selling securities as well as interest rate risk management opportunities. At December 31, 1997, the amortized cost of the Company's investment securities totaled $170.7 million, resulting in unrealized appreciation in the investment portfolio of $3.6 million and a corresponding markup of the Company's equity of $2.4 million.

At year-end, investments in US Treasury securities and obligations of US government agencies and corporations totaled $52.0 million, up $9.5 million since December 31, 1996. Investments in mortgage-backed securities increased $15.6 million to $76.4 million at December 31, 1997. The Company's balances in investment obligations of states and political subdivisions of $25.7 million and corporate investments of $20.2 million remained relatively unchanged since year-end 1996.

In early 1998 and in anticipation of the West Virginia Banking Center Acquisition and its associated approximate $125 million in deposits, management plans to initiate a pre-acquisition investment strategy to take advantage of reasonably favorable asset yields on selected investment securities (such as mortgage-backed securities and other corporate investments). The pre-investment program will total approximately $40 million and increase the relative size of the investment portfolio in 1998. Management expects to retain the approximate $40 million purchase of investment securities for long-term enhancement to net interest income. Depending on loan activity, management expects current balances of investment securities to modestly shrink due to expected loan demand and the shifting of maturing investments to higher-yielding assets.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Asset/Liability Committee (" ALCO") meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company. Through active balance sheet management and analysis of the investment securities portfolio, the Company maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers.

Loans
-----
The Company's lending is primarily focused in central and southeastern Ohio, northern West Virginia, and northeastern Kentucky markets, and consists principally of retail lending, which includes single-family residential mortgages and other consumer lending. The Company's loan volume grew in 1997 due to acquisitions (Russell Federal and Catlettsburg Federal had $22.4 million and $19.6 million, respectively, at year-end 1997) and internal growth primarily from further penetration in the Company's southeastern Ohio markets, reflecting additional credit opportunities in those markets. Total loans increased $99.2 million (or 23.4%) to $521.6 million at December 31, 1997.
 Growth occurred in all types of loans in 1997, in particular real estate loans purchased in the Russell Federal and Catlettsburg Federal acquisitions, and commercial loan growth at Peoples Bank.

Real estate loans to the Company's retail customers (not including real estate construction loans) continue to be the largest portion of the loan portfolio, comprising 43.8% of the Company's total loan portfolio. Total real estate loans reached $228.7 million at December 31, 1997, up $53.2 million (or 30.3%) since year-end 1996. The majority of real estate loan growth occurred primarily through acquisitions. Internal loan growth also occurred due to increases in the Company's balance of home equity credit lines ("Equilines") in 1997. At December 31, 1997, Equiline balances totaled $17.1 million, up $1.6 million (or 10.3%) since year-end 1996. Residential real estate lending continues to represent a major focus of the lending portfolio due to the lower risk factors associated with these types of loans and the opportunity to provide additional products and services to these consumers.

Lending activity in the Russell Federal and Catlettsburg Federal markets have historically centered on real estate loans. Management expects to continue to penetrate those local markets in 1998, providing increased loan activity. Mortgage lending will remain a vital part of the Company's lending operation due to the programs offered to customers, who continue to seek quality real estate loan products in a competitive environment.

The largest internally generated loan growth for the Company in 1997 occurred in commercial, financial, and agricultural loans ("commercial loans"), which increased $31.0 million (or 24.2%) to $159.0 million. Economic conditions in the Company's markets have provided quality credit opportunities. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards. Management expects commercial loan demand to continue to be strong in several of the Company's markets in 1998.

The Company's team of Personal Bankers is dedicated to serving consumer needs for loans, and as a result, consumer lending continues to be a vital part of the core lending facilities of the Company. In 1997, consumer loan balances increased $5.4 million (or 5.0%) to $114.3 million. The majority of the Company's consumer loans are in the indirect lending area. At December 31, 1997, the Company had indirect loan balances of $70.4 million, up $2.1 million since year-end 1996. Management is pleased with the recent performance and growth of the Company's loan portfolio, which can be attributed to the Company's commitment to quality customer service and the continued strong demand for indirect loans in the markets served by the Company. Lenders use a tiered pricing system that enables the Company to apply interest rates based on the corresponding risk associated with the indirect loan. Although consumer debt delinquency is increasing in the financial services industry (due mostly to credit card debt), management's recent actions to reinforce the Company's pricing system and underwriting criteria have tempered indirect lending delinquencies without sacrificing overall growth of the portfolio. Management plans to continue its focus on the use of this tiered system combined with controlled growth of the indirect lending portfolio in 1998.

The Company's credit card balances at December 31, 1997, were $7.2 million, an increase of $0.2 million (or 2.6%) compared to year-end 1996. In the past, the Company has offered several new products to better serve the credit needs of its customers, including a no-fee credit card and increased credit limits to qualified customers. Management will continue to evaluate new opportunities to serve its credit card customers.

At December 31, 1997, the Company also had $6 million of term federal funds sold invested with unaffiliated financial institutions. These investments are classified as loans for purposes of financial statement reporting and generate interest income streams similar to federal funds sold. These investments were made in late 1997 to enhance the Company's short-term net interest income at a fixed rate. These investments are scheduled to mature in the first quarter of 1998 and reinvestment of these assets will be determined considering interest rate, liquidity needs, and other factors.

Loan Concentration
------------------
The Company does not have a concentration of its loan portfolio in any one industry. Real estate lending (both mortgage and construction loans) continues to be the largest component of the loan portfolio, representing $248.2 million (or 47.6%) of total loans. At December 31,1996, these loans comprised 43.9% of outstanding loans. At year-end 1997, commercial, financial, and agricultural loans totaled $159.0 million (or 30.5%) of outstanding loans, relatively unchanged since year-end 1996.

The Company's lending is primarily focused in the local southeastern Ohio market and consists principally of retail lending, which includes single-family residential mortgages and other consumer loan products. One of the Company's largest groups of commercial loans consists of automobile dealer floor plans, which totaled $20.6 million at December 31, 1997. It is the Company's policy to obtain the underlying inventory as collateral on these loans.

Allowance for Loan Losses
-------------------------
The allowance for loan losses as a percentage of total loans decreased from 1.63% at December 31, 1996 to 1.60% at year-end 1997, due primarily to significant loan growth. The total dollar amount of the allowance increased $1,483,000 over the same period to $8,356,000 at December 31, 1997. The Company's 1997 provision for loan losses totaled $2,589,000, while gross chargeoffs were $1,917,000 and recoveries amounted to $521,000. In 1996, the Company had gross chargeoffs of $2,329,000 and recoveries of $511,000. The Company's provision for loan losses increased in 1997 due primarily to loan growth.

A significant portion of the Company's chargeoffs in 1996 occurred in consumer lending. In 1997, the Company's consumer loan chargeoffs decreased to $1,258,000, down $468,000 (or 27.1%) compared to 1996. Management had anticipated consumer chargeoff activity to slow in 1997 due to implementation of additional measurements of the Company's indirect lending portfolio performance, including a review of underwriting standards and more aggressive collection of past due accounts. Management will continue to monitor the performance of the consumer loan portfolio and focus efforts to continue recent positive trends.

Financial services industry reports indicate that credit card delinquencies and chargeoffs are reaching record levels. In 1997, the Company's credit card net chargeoffs followed this basic industry pattern, increasing $87,000 to $246,000. Due to increased credit card delinquencies, management increased its allocation of the allowance to the credit card portfolio in 1997 to address this potential exposure and expects the rate of credit card losses to remain comparable to 1997 in the upcoming year.

Commercial loan chargeoffs totaled $354,000 and recoveries were $124,000, resulting in a net chargeoff of $230,000 in 1997 (a decrease of $76,000 compared to prior year). Real estate loan chargeoffs and recoveries were insignificant in both 1997 and 1996 and continue to be lower than expected, demonstrating the quality of the real estate loan portfolio.

Nonperforming loans (those loans classified as nonaccrual, 90 days or more past due, and other real estate owned) as a percentage of outstanding loans were 0.33% at December 31, 1997, compared to 0.39% at year-end 1996. Nonaccrual loans and those loans 90 days past due totaled $1,220,000 and $462,000 at December 31, 1997, compared to $999,000 and $621,000, respectively, at year-end 1996. Management believes the current nonperforming loan ratio is acceptable and reflects the overall quality of the Company's loan portfolio.

At December 31, 1997, the Company had an insignificant amount of loans that were considered impaired under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"), as amended by SFAS No.
118. Management will continue to monitor the status of impaired loans, as well as performing and non-performing loans, in order to determine the appropriate level of the allowance for loan losses.

Management continually monitors the loan portfolio through its Loan Review Department and Loan Loss Reserve Committee to determine the adequacy of the allowance for loan losses and considers it to be adequate at December 31, 1997. Management expects 1998's loan loss provision to be comparable to 1997's, due mostly to anticipated loan growth and industry predictions of continued consumer credit delinquencies. Management believes the current allowance for loan losses of 1.60% of total loans at year-end 1997 to be adequate to absorb inherent losses in the portfolio.

Funding Sources
---------------
The Company considers deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for the Company and the expansion of the deposit base through deposit growth in the Company's existing markets as well as acquisitions in 1997 sustained the asset growth of the Company. In 1997, total deposits grew $106.4 million (or 21.1%) to $611.1 million, with the majority of the growth occurring in interest-bearing deposits, particularly time deposits.

Deposit growth in 1997 occurred primarily in the Russell Federal Acquisition, the Baltimore Banking Center Acquisition, and the Catlettsburg Federal Acquisition. At December 31, 1997, the combined impact of those three acquisitions to the Company's deposit base was an increase of $78.3 million. The majority of those deposits are interest-bearing certificates of deposits ("CD's") and Individual Retirement Accounts ("IRA's"), as well as savings deposits.

In addition to funding sources obtained through acquisitions, the Company experienced significant internal deposit growth at Peoples Bank and First National, particularly in interest-bearing deposit accounts, which increased $15.5 million (or 13.3%) to $131.9 million at December 31, 1997. Non-interest bearing transaction accounts grew a modest $0.8 million to $64.2 million at year-end 1997, as many customers shifted their deposits to interest-bearing transaction accounts to maximize returns. Management will continue to emphasize deposit-gathering methods in 1998 through special "relationship accounts" (both non-interest bearing and interest-bearing) based on deposits in other products such as CD's or IRA's. These marketing programs were implemented in 1997 and widely accepted in the Company's markets.

Time deposit balances grew in 1997 despite increased competition for those deposits in the Company's established markets. In mid-1997, the Company introduced aggressively priced 5-month and 10-month CD specials, which were well-received by many customers and met volume goals in the third quarter of 1997. Later in the year, management introduced a 7-month special designed to retain maturing short-term CD's as well as provide a competitive product in the Company's markets. The 7-month special was discontinued in late 1997 as volume goals were reached. Management expects CD's to continue to be a vital funding source for the Company in the future. The West Virginia Banking Center Acquisition is expected to provide approximately $50 million in time deposits, as well as approximately $75 million in other interest bearing and non-interest bearing deposits, for the Company's use as a funding source for future asset growth or replacement of current funding sources, depending on the Company's interest rate asset/liability position and interest rate risk factors in mid-1998.

Management believes the deposit base remains the most significant funding source for the Company and will continue to concentrate on deposit growth and maintaining adequate net interest margin to meet the Company's strategic goals.

The Company's short-term borrowings consist of federal funds purchased, corporate deposits held in overnight repurchase agreements, and various FHLB borrowings. Short-term borrowings totaled $32.6 million at December 31, 1997, up $13.0 million (or 66.8%) since year-end 1996. The largest component and biggest increase in short term borrowings at December 31, 1997, were balances in corporate repurchase agreements, which grew $13.7 million (or 80.1%) to $30.7 million. The growth was due primarily to increases in overnight repurchase agreement balances from a significant commercial customer in late 1997. Management expects these balances to slowly decrease in the first half of 1998 and, as a result, overnight repurchase agreement balances will correspondingly decrease to lower levels and stabilize.

At December 31, 1997, the Company had a balance of $1.8 million in short-term FHLB borrowings, down $0.8 million compared to prior year-end. In general, the Company accesses this funding source at various times to meet liquidity needs as they arise, and will continue to access short-term FHLB borrowings as necessary and appropriate in the future.

In addition to traditional deposits and short-term borrowings, the Company continues to maintain long-term borrowings from the FHLB. This allows the Company to obtain reliable funds at fixed and indexed rates for longer periods of time than other traditional deposit products, creating the opportunity to match longer term fixed rate mortgages and other extended-maturity asset commitments against a similar funding source. Total long-term FHLB advances were $25.6 million at December 31, 1997, a net decrease of $3.6 million (or 12.3%) since year-end 1996 (new advances totaled $2.0 million, maturities totaled $2.5 million, and scheduled principal paydowns were $3.1 million). Management plans to maintain access to long-term FHLB borrowings as an appropriate funding source.

In order to finance a portion of the total purchase price of the Russell Federal Acquisition, the Company obtained a $3 million loan from an unaffiliated financial institution. The remaining funds for the Russell Federal Acquisition were generated from internal sources. Principal paydowns were scheduled to begin on the $3 million note in the first quarter of 1998 and continue semi-annually over the next several years.

Effective December 12, 1997, the Company completed the Gateway Bancorp Acquisition with a combination of cash and Company stock. The cash portion totaled approximately $6.2 million and was funded with internally generated sources (a dividend from Gateway Bancorp after completion of the purchase).

In early 1998 and in anticipation of the West Virginia Banking Center Acquisition and its associated approximate $125 million in deposits, management plans to initiate a pre-acquisition investment program of approximately $40 million to take advantage of more favorable asset yields on selected investment securities. Management expects to finance the pre-investment strategy with short-term FHLB borrowings, and ultimately replace such borrowings with the deposits acquired in the West Virginia Banking Center Acquisition. As a result, future balances in short-term borrowings will increase significantly by mid-1998 and decrease after completion of the West Virginia Banking Center Acquisition.

Capital/Stockholders' Equity
----------------------------
For the year-ended December 31, 1997, the capital position of the Company grew approximately $22.6 million (or 40.2%) to $78.8 million at year-end, due primarily to the equity issued in the form of common shares of the Company in the acquisition of Gateway Bancorp. In the Gateway Bancorp Acquisition, the Company issued 365,472 shares at a market value of $42.00 per share, or a total value of $15.35 million.

In 1997, the Company had net income of $8.6 million and paid dividends of $2.6 million, a dividend payout ratio of 30.53% of earnings, compared to 29.28% in the prior year. Retention of the increased earnings also caused total equity to increase in 1997. Management believes recent dividends represent an acceptable payout ratio for the Company and anticipates similar payout ratios in future periods through quarterly dividends.

Equity growth was affected in 1997 by the adjustment for the net unrealized holding gain on available-for-sale securities, net of deferred income taxes, which increased $0.9 million to a net gain of $2.4 million at year-end 1997, due to favorable changes in interest rates relative to the Company's investment portfolio yields. Since all of the investment securities in the Company's portfolio are classified as available-for-sale, both the investment and equity sections of the Company's balance sheet are more sensitive to the changing market values of investments.

The Company has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios.
 A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet and to certain off-balance sheet commitments. Detailed information concerning the Company's risk-based capital ratios can be found in Note 11 of the Notes to the Consolidated Financial Statements. At December 31, 1997, the Company's and each of its banking subsidiaries' risk-based capital ratios were above the minimum standards for a well-capitalized institution. The Company's risk-based capital ratio of 14.34% at December 31, 1997, is well above the minimum standard of 8%. The Company's Tier 1 capital ratio of 13.09% also exceeded the regulatory minimum of 4%. The Leverage ratio at year-end 1997 was 9.29% and also above the minimum standard of 4%. These ratios increased in the fourth quarter due to the acquisition of Gateway Bancorp, which had significant levels of capital as a percentage of total assets. The Company's capital ratios provide quantitative data demonstrating the strength and future opportunities for use of the Company's capital base. Management continues to evaluate risk-based capital ratios and the capital position of the Company and each of its banking subsidiaries as part of its strategic decision process.

As a result of the West Virginia Banking Center Acquisition, Peoples Bank's capital position will require an additional capital injection to maintain well-capitalized risk-based capital ratios. Management intends to use internally generated sources to fund this increase in required equity while maintaining adequate capital ratios at each of the Company's banking subsidiaries.

Treasury share purchases were minimal in 1997, totaling $327,000. The Company has established a pattern of purchasing treasury shares for use in conjunction with its employee benefit plans. Due to recent stock option exercises, the Company had no treasury shares at December 31, 1997 for use in its employee benefit plans. Future exercises will be issued from authorized and unissued common shares, unless additional treasury shares are purchased. At year-end the Company had 9,000 shares available to be purchased as treasury shares under the Board of Director's September 12, 1997, authorization to purchase up to 10,000 shares at market value.

Liquidity
---------
Liquidity measures an organization's ability to meet cash obligations as they come due. During the year ended December 31, 1997, the Company generated cash from operating and financing investing activities of $12.2 million and $40.8 million, respectively. The Company used cash flows of $42.7 million in investing activities, primarily through lending activity.

The major cash inflow in 1997 was the $32.3 million increase in interest-bearing deposits. The CD special offered throughout 1997 generated significant cash flow and helped retain many existing rate sensitive deposits. Major outlays of cash in 1997 included $59.0 million in loans. The Consolidated Statements of Cash Flows presented on page 11 of the Company's financial statements provides an analysis of cash flow activity.

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

Interest Rate Sensitivity
-------------------------
The following table presents the Company's interest rate sensitivity position using the static gap method at December 31, 1997
(dollars in thousands):

                                  0-3        0-12      Up to 5       Over
                                Months      Months      Years      5 Years
Interest earning assets:
------------------------
Investment securities
 (all securities
 available-for-sale):
  Taxable                    $  37,319   $  48,332   $  92,514   $ 150,670
  Tax-exempt                       849       2,265       6,118      23,621
--------------------------------------------------------------------------
    Total                       38,168      50,597      98,632     174,291
--------------------------------------------------------------------------

Federal funds sold              10,350      10,350      10,350      10,350
Loans                          176,787     304,904     456,689     521,570
Interest-bearing
 deposits with banks             6,908       7,008       7,008       7,008
--------------------------------------------------------------------------
    Total                      232,213     372,859     572,679     713,219
--------------------------------------------------------------------------

Interest-bearing liabilities:
-----------------------------
Deposits                       282,744     447,177     546,249     546,878
Federal funds purchased             82          82          82          82
Securities sold under
 agreements to repurchase       30,729      30,729      30,729      30,729
Short-term Federal Home
 Loan Bank borrowings              750       1,750       1,750       1,750
Long-term Federal Home
 Loan Bank borrowings              722       8,304      21,392      25,577
Long-term borrowings             3,000       3,000       3,000       3,000
--------------------------------------------------------------------------
    Total                      315,027     488,042     600,202     605,016
--------------------------------------------------------------------------

      Interest sensitivity   $ (82,814)  $(115,183)  $ (27,523)  $ 108,203
==========================================================================


Static gap analysis measures the amount of repricing risk embedded in the balance sheet at a point in time. It does so by comparing the differences in the repricing characteristics of assets and liabilities. A gap is defined as the difference between the principal amount of assets and liabilities which reprice within a specified time period. Based on the static gap presentation in the table above, the Company's interest rate sensitivity at December 31, 1997, was liability sensitive in the short-term and asset sensitive for periods over 5 years. In theory, this means that if interest rates increase, the Company's net income will increase in the long-term.
Conversely, if interest rates decline, so too will net income over time. The opposite is true in the short-term.

The above table allocates interest rate sensitivity within various time frames, based on the static gap method. Up to one year, the Company is liability sensitive due primarily to increases in funding sources, which are short-term, such as the CD specials previously mentioned. The table indicates the relative neutrality of the Company's interest rate sensitivity in the five year cumulative period beginning December 31, 1997, which theoretically insulates the Company from significant increases or decreases in interest rates. Management monitors the asset and liability sensitivity through the ALCO and uses available dynamic data to make appropriate strategic decisions.

In addition to the interest rate sensitivity schedule and asset/liability repricing schedules, management also uses simulation modeling and forecasting to determine the impact of a changing rate environment and interest rate risk. This combination provides dynamic information concerning the Company's balance sheet structure in different interest rate environments. When using simulation modeling, assumptions based on anticipated market pricing are applied to interest-earning assets and interest-bearing liabilities. These adjustments more accurately indicate the interest rate risk of the Company. Management believes the Company's current mix of assets and liabilities provides a reasonable level of insulation to significant fluctuations in net interest income and the resulting volatility of the Company's earning base.

As part of its asset/liability strategies, the Company may use certain off-balance sheet derivatives to manage interest rate risks. Please see Note 10 of the Notes to the Consolidated Financial Statements for further information regarding these off-balance sheet derivatives. In February 1995, the Company paid a premium of $195,000 for interest rate floors with a total notional value of $20 million. The interest rate floors require the counter-party to pay the difference between the specified floor rate and an index rate. The Company receives nothing if the index rate exceeds the specified floor rate. The Company is subject to the risk that the effect of changes in interest rates will cause the Company to earn less than the current market rates on the commercial loans associated with these floors. These interest rate floors also subject the Company to the risk that the counter-parties may fail to perform. To minimize this credit risk, the Company only enters into these types of transactions with high-quality, financially secure entities.
The exposure to credit risk is substantially less than the notional principal amounts since only the interest rate differential is received and the premium was paid at the inception. In 1997, due to interest rates being below the indexed "strike" rate on the interest rate floors for all of 1997, the Company experienced a modest enhancement to net interest margin and net interest income. These agreements, which expire in February 1998, did not materially affect net income in 1997.

In August 1997, the Company entered into additional agreements for similar interest rate floors. The Company paid a $46,500 premium for interest rate floors with a total notional value of $20 million. In 1997 and in early 1998, due to interest rates being above the indexed "strike" rate on the new interest rate floors, the Company had no income streams related to these interest rate floors. $10 million of the notional amount expire in August 1999 and the remaining $10 million expire in August 2000. In a declining rate environment, these floors would replace lost income streams on interest-earning assets (prime rate based commercial loans) that would reprice to lower interest rates.

In addition to traditional gap analysis, management also analyzes the impact of maturing assets and liabilities relative to the interest rates on those products. The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For loans, investment securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted average interest rates by contractual maturities as well as estimated prepayments of residential mortgages and mortgage-backed securities. For core deposits (non-interest bearing demand deposits, interest-bearing checking accounts, and savings accounts) that have no contractual maturity, the following table presents principal cash flows and, as applicable, related weighted average interest rates based on the Company's historical experience and statistical analysis. For interest rate floors, the table presents notional amounts (as described in previous sections) and weighted average interest rates by contractual maturity date. A fundamental difference between the following table and the previously discussed static gap analysis is that the following table presents the financial instruments based on the date of expected cash flows while a static gap analysis only focuses on the repricing characteristics of the financial instruments.


                              PRINCIPAL/NOTIONAL AMOUNT MATURING IN:

                                                                                                                   Fair
                                                                                                                  Value
(Dollars in Thousands)           1998        1999        2000        2001        2002        after     Total     12/31/97

Rate sensitive assets:
----------------------
Fixed interest rate loans     $ 68,336    $ 39,449    $ 27,989    $ 18,117    $ 11,045    $ 41,245   $206,181    $208,504
  Average interest rate          9.35%       9.78%       9.49%       9.87%       9.76%       9.23%      9.48%
Variable interest rate loans  $104,969    $ 31,063    $ 25,710    $ 21,797    $ 18,660    $113,190   $315,389    $315,389
  Average interest rate         10.11%       8.43%       8.39%       8.44%       8.39%       8.59%      9.04%
Fixed interest rate
 securities                   $ 39,252    $ 13,407    $ 14,471    $  6,292    $ 12,213    $ 74,681   $160,318    $160,318
  Average interest rate          6.12%       6.61%       6.28%       6.30%       6.56%       6.62%      6.45%
Variable interest rate
 securities                   $    202    $  2,412    $    590    $  5,861    $    505    $  4,404   $ 13,973    $ 13,973
  Average interest rate          6.31%       7.65%       7.76%       6.94%       7.34%       7.07%      7.07%
Other interest-earning assets $ 17,358    $    ---    $    ---    $    ---    $    ---    $    ---   $ 17,358    $ 17,358
  Average interest rate          6.50%         ---         ---         ---         ---         ---      6.50%

-------------------------------------------------------------------------------------------------------------------------

Rate sensitive liabilities:
---------------------------
Non-interest-bearing checking $ 17,984    $ 10,277    $  7,707    $  7,129    $  5,010    $ 16,121   $ 64,229    $ 64,229
  Average interest rate            ---         ---         ---         ---         ---         ---        ---
Interest bearing checking     $ 15,829    $ 37,395    $ 15,829    $ 12,003    $ 10,684    $ 40,166   $131,906    $131,906
  Average interest rate          3.38%       4.29%       3.38%       3.38%       3.38%       3.38%      3.54%
Savings accounts              $ 14,489    $  7,244    $  7,244    $  7,878    $  6,339    $ 47,360   $ 90,554    $ 90,554
  Average interest rate          3.10%       3.10%       3.10%       3.10%       3.10%       3.10%      3.10%
Time deposits                 $224,715    $ 78,199    $ 10,638    $  6,496    $  3,740    $    631   $324,418    $325,086
  Average interest rate          5.49%       5.81%       5.62%       6.00%       5.46%       4.60%      5.58%
Fixed interest rate
 borrowings                   $  9,886    $  3,681    $  3,752    $  2,837    $  2,818    $  4,185   $ 27,159    $ 27,259
  Average interest rate          6.04%       6.14%       6.17%       6.05%       6.05%       6.46%      6.12%
Variable interest rate
 borrowings                   $ 33,979    $    ---    $    ---    $    ---    $    ---    $    ---   $ 33,979    $ 33,979
  Average interest rate          5.05%         ---         ---         ---         ---         ---      5.05%

-------------------------------------------------------------------------------------------------------------------------

Rate sensitive derivative financial instruments:
------------------------------------------------
Interest rate floors
 purchased                    $ 20,000    $ 10,000    $ 10,000         ---         ---         ---   $ 40,000    $    0.1
  Average strike rate            7.00%       5.50%       5.25%         ---         ---         ---        ---         ---
  Forward rate                   5.81%       5.81%       5.81%         ---         ---         ---        ---         ---

=========================================================================================================================


The table above indicates that the Company has a significant amount of time deposits maturing in 1998 due primarily to short-term CD specials offered in 1997. Management expects a portion of these funds to remain with the Company as part of its traditional funding sources. Other such funds that management considers highly rate sensitive are expected to leave the Company due to attrition. Also, management expects a portion of the funds to be acquired in the second quarter of 1998 in the West Virginia Banking Center Acquisition to replace some of the more rate-sensitive time deposits in the table above.

Management considers this information vital to its analyses due to the presentation of financial instruments based on the date of the expected cash flows. Also, the data presents such cash flows for the next five years and remaining years thereafter. Management believes the Company's current mix of maturing assets and liabilities, and the average interest yields and rates on such financial instruments, combined with the impact of existing off-balance sheet derivative instruments, provide an acceptable level of market risk relative to interest rates. Management believes the current balance sheet provides an acceptable level of risk related to future earnings of the Company as well as expected future cash flows.

Outlook for 1998
----------------
Results of operations in 1997 represent improved financial performance through a combination of external growth and enhanced core competencies. Management continues to challenge its employees to identify critical banking processes and re-engineer services to provide the customer with the highest quality products and services. In addition, management has identified and will continue to analyze key performance areas which quantitatively measure the relative performance of the Company compared to prior year results. Depending on financial results, all of the Company's associates are subject to annual incentive payouts based on success in these key performance areas, which are designed to increase long-term value for the shareholder's investment in the Company. The incentive plan's focus is to enhance the earnings potential of the Company and increase shareholder wealth based on several growth and efficiency measurements, creating an environment where each employee has a personal stake in the overall performance of the Company.

The acquisitions in 1996 and 1997 have provided increased funding sources and new markets for the Company. Many goals have been established for future operations, most of which target customer service enhancement as a means of increasing shareholder value. In addition to providing superior customer service, management believes growth into new markets, as well as further penetration of existing markets, is a priority of the Company. The acquisitions of 1997 are evidence of the Company's commitment to value-added growth. As expected, the transition of combining the new offices with existing full-service banking centers went smoothly and customers in these markets responded favorably to the change. Management is satisfied with the retention of the acquired core deposits and looks forward to continuing the development of Russell Federal, Baltimore Banking Center, and Catlettsburg Federal in 1998 and future periods.

In early 1998, the Company merged Russell Federal under Gateway Bancorp to unite the Company's northeast Kentucky operations. The Company's management intends to introduce new products and services to the customers of northeast Kentucky through its three existing Catlettsburg Federal and Russell Federal offices. Products will include non-interest bearing demand deposit accounts, electronic banking, and other products and services. At year-end 1997, neither Catlettsburg Federal nor Russell Federal offered non-interest bearing deposit accounts to their markets. Management intends to expand Catlettsburg Federal's and Russell Federal's product offerings and focus on leveraging existing resources and additional technological resources that will enhance customer service and increase market penetration. These strategies are designed to complement the product offerings at the Company's thrifts to maximize the relationship with current customers as well as increase the potential to attract new customers in those markets.

Management is excited about the opportunity to expand the Company's presence in northeast Kentucky and contiguous metropolitan areas in West Virginia. The nearby Ashland, Kentucky - Huntington, West Virginia metropolitan market represents an opportunity to provide the Company's array of financial products to many commercial and consumer customers through the Company's network of offices and customer service resources. In the first quarter of 1998, Catlettsburg Federal will complete a new full-service office on Route 60 near Interstate 64 in the Ashland, Kentucky, area. Management intends to leverage the significant capital bases of Catlettsburg Federal and Russell Federal through expansion of product offerings, increased market penetration, customer retention, and performance based growth opportunities.

Acquisitions and expansion of the Company's markets will be a significant strategic initiative for the Company in 1998. Upon completion of the West Virginia Banking Center Acquisition announced in January, 1998, the Company will gain its first physical presence in the state of West Virginia. The offices are located in and near the communities of Point Pleasant and New Martinsville along the Ohio River. The Company will assume approximately $125 million in deposits and purchase approximately $10.5 million in loans from this acquisition. The acquisition is expected to be completed in the second quarter of 1998. Due to the large inflow of cash associated with the acquisition, the Company will be challenged in 1998 to employ these funding sources in assets that provide acceptable return on investment without compromising the Company's risk-weighted assets and other capital ratios. In order to remain well-capitalized under risk-based capital ratios, the Company will optimize internally available sources of equity within its subsidiaries to provide sufficient capital for Peoples Bank to support the significant increase in assets. In early 1998, management plans to initiate a pre-acquisition investment program to take advantage of more favorable asset yields on selected investment securities. Management expects to retain the approximate $40 million purchase of investment securities, as appropriate, for long-term enhancement to net interest income. Management intends to invest a significant portion of the acquired deposits in loans in the new markets as well as established markets.

The combined effect of the recent acquisitions for the Company will impact financial performance in 1998. To the extent the Company can integrate into current operations and redeploy acquired assets into the Company's current asset mix, which has produced acceptable levels of ROA, ROE, and earnings per share, future financial performance will depend directly on the timing of anticipated loan growth and other factors. Future operating results will be determined by the ability of the Company to capture lending opportunities in expanded market areas.

Managing the delicate balance between expansion into new markets and developing new products and services will also challenge the Company in 1998 and in future years as the financial services environment continues to change. The Company will continue to research methods to provide electronic banking services to its customers. The Company's successful debit card has been well-received by many customers and should continue to generate increasing revenue streams in 1998. Investments in technology provide the opportunity to compete at higher levels than many other financial institutions of similar size and enable the Company to meet future customer service challenges. Electronic banking continues to be a priority for many customers in the Company's markets, and recently management has taken steps to make "banking at home" a reality in 1998. In the first quarter of 1998, the Company plans to introduce a PC-based cash management/home banking product that will be offered for both consumer and commercial customers. In the fourth quarter of 1997, management began testing the cash management product at several "beta" sites, and the results were successful and well-received by the users.

Management believes that "home banking" and "PC banking" are future services that must be part of the Company's core service delivery process. The Company is aware of changing consumer preferences related to financial product delivery systems and believes that PC banking will emerge as a significant financial product delivery system for many of the Company's existing and prospective customers in 1998 and in the future. Management recognizes the importance of electronic banking to its customer base and continues to focus efforts designed to enhance this process and allow customers unlimited banking products and services at their convenience.

All of the Company's offices are connected via a Wide Area Network (WAN) that provides the infrastructure necessary to cater to today's customer needs. The Company's associates are linked with all offices to deliver prompt, efficient, quality customer service. Management intends to continue to develop this WAN in 1998 and expand its capabilities to include the offices acquired in the West Virginia Banking Center Acquisition.

In addition to increased market penetration in Kentucky, the Company intends to increase its market presence in southeastern Ohio with the opening of a new full-service office in Athens, Ohio, during the first quarter of 1998. Peoples Bank will open a full-service banking facility in the newly renovated HDL Center at 152 Union Street in downtown Athens, near the Ohio University campus. The facility will be a full-service center, including an ATM, a drive-through facility, and loans and investment services. The Union Street office will complement two existing full-service offices in Athens as well as offices in nearby Nelsonville and The Plains. The expansion of Peoples Bank's presence in Athens (in southeastern Ohio) represents a strategic initiative designed to capture increased market share in this area.

Many companies across various industries have dedicated efforts to analyze the much-publicized "Year 2000" issue, which arises because many existing computer programs recognize the last two digits to identify the year in the date information field. Management has implemented plans to address Year 2000 issues and how it relates to its business, operations, and relationships with customers, suppliers, and other third parties. Management has completed its assessment phase, which addresses the extent to which its operations are vulnerable should its software fail to be Year 2000 compliant. The majority of the Company's software is supplied by third-party vendors. The Company has been assured by third-party vendors who provide its core software applications that such applications are Year 2000 compliant without additional significant costs to the Company. Management plans to conduct tests on such applications in 1998. While the Company believes its planning efforts are adequate to address Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's systems and operations rely will be converted on a timely basis and will not have a material effect. The cost of Year 2000 limitations is not expected to be material to the Company's results of operations or financial position.

The Company's balance sheet growth and future leveraging of equity is a management focus for 1998. Future loan growth will reflect the Company's ability to serve existing markets, markets to be penetrated via acquisition, and selected customers outside traditional geographic markets. Loans for construction and generation of low-income housing projects in southeastern Ohio combined with expanded opportunities for construction of model homes in various other geographic markets should provide valuable future revenue streams. Management is comfortable with the current loan to deposit ratio of 85.3% and anticipates the loan to deposit ratio will increase in early 1998, and decrease slightly throughout the year due to the increase in deposits assumed through the West Virginia Banking Center Acquisition.

Management continues to strive for both traditional and non-traditional methods to increase the Company's earnings and strengthen the commitment to the communities it serves. As an example, in 1996, Peoples Bank entered into an agreement to fund a low-income housing project in a historical district of Marietta, Ohio. As part of the understanding, Peoples Bank agreed to fund the construction of the project and participate as an equity contributor, as a limited partner to the project. In summary, the Company will benefit from historic tax credits and low-income housing tax credits over future periods.

Recent acquisitions and the announced purchase agreement reflect the Company's commitment to expand its geographic customer service area. Future acquisitions, if they occur, may not be limited to geographic location or proximity to current markets. Acquisitions will depend upon financial service opportunities that strengthen the core competencies developed by the Company. Management considers mergers and acquisitions to be a viable method of enhancing the Company's earnings potential and will continue to pursue appropriate business opportunities as they develop.

The recent increase in loan balances has also spurred growth in the Company's loan loss provision. As a result of anticipated loan growth in 1998, management expects the loan loss provision in the near-term to remain at or slightly above the 1997 level and could be affected by delinquencies in all loan categories. In 1997, consumer loan chargeoffs stabilized and management expects the consumer loan portfolio to maintain this positive trend in 1998. Management believes that the current allowance for loan losses is adequate to cover potential chargeoffs as they occur, based on the inherent risk in the loan portfolio.

Increasing non-interest income and controlling non-interest expense are critical to the success of the Company and are measured in the financial services industry by the efficiency ratio. For the year ended December 31, 1997, the Company's efficiency ratio was an improved 51.06%, compared to 53.76% for the same period last year. In 1998, the Company will be challenged to improve the efficiency ratio due to the impact of recent acquisitions. Management expects to maintain similar efficiency ratios in 1998. Management will continue to evaluate and control the efficiency ratio as a method of enhancing long-term shareholder value and will strive to optimize efficiency ratio in 1998 through income growth and leveraging of technology and existing delivery resources.

The interest rate environment will play an important role in the
future earnings of the Company.   Net interest income in 1997
reached record levels due to balance sheet growth and maintenance of net interest margin. In 1998, management anticipates pressure on net interest margin as growth of the Company's balance sheet continues. Management expects the Company's net interest margin to decrease slightly in 1998 due to timing issues related to deploying acquired assets in the West Virginia Banking Center Acquisition. The Company plans to manage the interest costs of its funding sources in 1998 with the expansion of the products offered in the Russell Federal and Catlettsburg Federal markets. Non-interest bearing demand deposits will be introduced in these offices in the first quarter of 1998 as the Company increases its emphasis on gathering non-interest expense funding sources in 1998. Management believes non-interest bearing demand deposits are a vital source of funds for the Company and intends to implement marketing plans to heighten the awareness in those markets to align the strategic initiatives of the Company.

Movements in interest rates continue to impact the performance of financial institutions. However, the Company does not solely manage its balance sheet based upon interest rate forecasts. Through its ALCO, management evaluates the balance sheet and monitors earnings performance, as well as effectiveness of its liquidity policy. The ALCO also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company. In 1998, the Company's focus is to continue to balance external and internal growth, profitability, and customer service to increase shareholder return. Recent strategic initiatives create the base for future operations and customer service opportunities, promising an exciting year in 1998 for the Company's customers, associates, and shareholders. While past results are not an indication of future earnings, management feels the Company is positioned to maintain performance of normal operations in 1998.

Comparison of 1996 to 1995
--------------------------
The Company reported an increase in net income of 26.5%, to $7,651,000 in 1996 from $6,050,000 in 1995. This increase in earnings provided basic and diluted earnings per share of $2.23 and $2.20, respectively, for the year ended December 31, 1996, compared to $1.74 and $1.73 in 1995. Net income in 1995 was negatively impacted by an after-tax expense of $513,000, which represented a non-recurring expense related to a voluntary early retirement program offered to certain qualifying employees (representing approximately 7% of the Company's employee base at the time). For the year ended December 31, 1996, return on average assets was 1.29%, an increase of 14 basis points from 1995's ratio of 1.15%. Return on stockholders' equity also increased, reaching 14.43% in 1996 compared to 12.33% in 1995. The primary reason for enhancements to the Company's performance ratios was the increased income recognized in 1996 versus lower net income in 1995 as a result of the early retirement program.

Asset growth also contributed to incremental increases in net income in 1996 compared to 1995. In 1996, the Company grew its balance sheet primarily through increased loan balances, funded by the deposits assumed in the Southeastern Ohio Banking Center Acquisition. Total assets increased $73.2 million or 13.5% to $616.6 million at year-end 1996. Since December 31, 1995, the Company's asset growth primarily occurred in interest earning assets such as loans and investments securities. Loans grew nearly $43 million (or 11.3%) to $422.4 million and investment securities grew $16.0 million (or 12.2%) to $147.8 million.

In 1996, the Company recorded net interest income of $25,431,000, an increase of 14.1% from 1995. Total interest income reached $47,397,000 while interest expense totaled $21,966,000. In 1996, net interest margin was 4.75%, an increase of 7 basis points compared to 1995's 4.68%. The increase can be attributed to the Company's loan growth of over $40 million in 1996 as well as the assumption of approximately $74 million in deposits related to the Southeastern Ohio Banking Center Acquisition. These deposits were primarily utilized as funding sources for 1996's loan growth and also allowed the Company to pay off certain higher-cost borrowings, which enhanced net interest margin in 1996 compared to the prior year.

The growth in loan volume produced an increase in total average earning assets. Total average earning assets increased from $493.1 million in 1995 to $550.4 million in 1996, an increase of 11.6%. From 1996 to 1995, the average yield associated with total average earning assets modestly decreased, from 8.89% in 1995 to 8.74% in 1996. However, the decrease in 1996's average asset yield was more than offset by a larger decrease in interest costs as a percentage of average earning assets, which fell to 3.99% in 1996 compared to 1995's rate of 4.21%. The Southeastern Ohio Banking Center Acquisition allowed the Company to quickly grow its balance sheet yet maintain competitive pricing on its funding sources and decrease its cost of funding sources compared to the prior year. In addition, the Company had $10 million of brokered certificates of deposits mature in mid-1996, which were replaced with lower interest rate funding sources.

Non-interest income (excluding securities transactions) from operations reached new levels in 1996, totaling $5,130,000, an increase of 15.1% compared to 1995. Several categories had strong growth compared to 1995. During 1996, the Company's Investment and Trust Division continued its earnings trend and provided a strong boost to non-interest income. Income from fiduciary activities totaled $1,897,000 in 1996, an increase of 8.3% compared to 1995. Income related to account service charges increased $372,000 (or 23.8%) over 1995 to $1,937,000 in
1996, due primarily to the increased deposit base acquired in the Southeastern Ohio Banking Center Acquisition.

In 1996, non-interest expense totaled $17,522,000, an increase of 4.2% over the prior year. In 1996, non-interest expense was affected by a variety of sources, including a reduction in FDIC insurance premiums and additional amortization of intangibles and operational expense related to the Southeastern Ohio Banking Center Acquisition. Salaries and employee benefits continued to be the largest source of non-interest expense for the Company, totaling $7,514,000 in 1996 compared to $7,836,000 in 1995
(increased by $777,000 due to impact of early retirement program). Non-interest expense decreased in 1996 due to a reduction in insurance premiums paid on Bank Insurance Fund ("BIF") deposits. In 1995, BIF related expense totaled $481,000 compared to $61,000 in 1996. In 1996, legislation was passed to recapitalize the Savings Association Insurance Fund ("SAIF") and affected the Company, due to small balances of "Oakar" deposits held at Peoples Bank. The Company paid a one-time expense of $40,000 to recapitalize the SAIF (the fund established to insure the deposits of thrift institutions).

In 1996, several categories within non-interest expense remained at levels comparable to 1995. As expected, net occupancy expenses and depreciation expense on furniture and fixtures increased slightly due to the Southeastern Ohio Banking Center Acquisition's related fixed assets. The Company's increased investment in technology and other customer-service enhancements also impacted depreciation expense in 1996. Amortization of intangibles totaled $419,000 in 1996 compared to $159,000 in 1995. This increase was due to the intangibles related to the Southeastern Ohio Banking Center Acquisition.

"Safe Harbor" Statement under the Private Securities Litigation
Reform Act of 1995
---------------------------------------------------------------
The statements in this Annual Report which are not historical fact are forward-looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricing, and other risks detailed in the Company's Securities and Exchange Commission filings.

PEOPLES BANCORP INC.
====================

DIRECTORS
---------
George W. Broughton
Executive Vice President/Sales and Marketing, Broughton Foods Company

Wilford D. Dimit
Owner, First Settlement Square

Robert E. Evans
President and Chief Executive Officer, Peoples Bancorp Inc.

Barton S. Holl
Chairman of the Board, Logan Clay Products

Rex E. Maiden
Chairman of the Board, Maiden & Jenkins Construction Co.

Norman J. Murray
Retired, The Airolite Company

Paul T. Theisen
Attorney, Theisen, Brock, Frye, Erb, & Leeper Co., L.P.A.

Thomas C. Vadakin
Retired, Vadakin, Inc.

Joseph H. Wesel, Chairman
Chairman of the Board and Chief Executive Officer
Marietta Automotive Warehouse, Inc.

Directors Emeritus
------------------
Jewell Baker
William E. McKinney
Fred R. Price
James B. Stowe


OFFICERS
--------
Robert E. Evans
President and Chief Executive Officer

Carol A. Schneeberger
Vice President, Operations

Rolland B. Swart
Vice President, Business Development

Charles R. Hunsaker
General Counsel

John W. Conlon
Chief Financial Officer

Jeffrey D. Welch
Treasurer

Mark F. Bradley
Controller

Ruth I. Otto
Corporate Secretary

Karen L. Mills
Assistant Corporate Secretary

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

Thomas C. Vadakin
Retired, Vadakin, Inc.

Joseph H. Wesel, Chairman
Chairman of the Board, Marietta Automotive Warehouse, Inc.

Directors Emeritus
------------------
William E. McKinney


OFFICERS
--------
Executive Officers
------------------
Robert E. Evans
President and Chief Executive Officer

David B. Baker
President, Investment and Trust Division

John W. Conlon
Chief Financial Officer and Treasurer

Larry E. Holdren
President, Retail and Banking Division

Robert A. McKnight
Executive Vice President, Commercial Lending

Joseph S. Yazombek
Executive Vice President, Consumer and Mortgage Lending

Banking and Lending
-------------------
Susan L. Corcoran
Vice President/Sales Manager

John L. Cornett
Vice President, MGM Division

R. Joe Cowdery
Vice President

John O. Keirns
Vice President, Athens County Division

William L. Malster
Vice President

Jerald L. Post
Vice President

David M. Redrow
Vice President, Licking Co.

David L. Batten
Assistant Vice President

Joseph P. Flinn
Assistant Vice President

John A. King
Assistant Vice President

Cathleen S. Knox
Assistant Vice President

Betty L. Reynolds
Assistant Vice President

Larry P. Smith
Assistant Vice President

Stuart C. Goldsberry
Private Banking Manager

Donald L. Harris
Commercial Banking Officer

Deborah L. Roberts
Commercial Banking Officer/Credit Analyst

Sondra K. Herlan
Personal Banker

Cathy J. Linscott
Personal Banker

Beverly C. Mellinger
Personal Banker

Jonathan T. Schenz
Personal Banker

Operations
----------
Charles R. Hunsaker
Vice President and General Counsel

Mark F. Bradley
Controller

Julie I. Giffin
Assistant Vice President, Account Services

Mary Ann Mitchell
Assistant Vice President

Stephen L. Nulter
Assistant Vice President, Information Systems

Lisa H. Slimmer
Accounting Manager

Karen L. Mills
Secretary to the Board

Ruth I. Otto
Assistant Secretary to the Board

Teresa A. Pyles
Security Officer

Investment and Trust Division
-----------------------------
David B. Baker
President, Investment and Trust Division

Rose N. Haas
Vice President and Senior Investment Officer

Jeffrey D. Welch, CPA
Vice President

Beth Ann Worthington
Vice President, Personal Trust Officer

Ronald L. Close
Financial Planning Officer

John R. Davis
Financial Consultant and Trust Officer

Richard J. Flanagan
Assistant Investment Officer

Joy L. Bowen
Assitant Trust Officer, Estate Manager

Janet L. Gregory
Assistant Trust Officer

Lori O'Connor
Assitant Trust Officer, Retirement Services Manager

Kelly A Sheppard
Assistant Trust Officer

Tina M. Weckbacher
Assistant Trust Officer

THE FIRST NATIONAL BANK OF SOUTHEASTERN OHIO
============================================

DIRECTORS
---------
Larry J. Armstrong
Armstrong and Smith, C.P.A.

Carl Baker, Jr.
Co-Owner, B & N Coal Company

Robert E. Evans
President and Chief Executive Officer, Peoples Bancorp Inc.

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

Ruth I. Otto
Secretary to the Board

Karen L. Mills
Assistant Secretary to the Board

Charles R. Hunsaker
General Counsel

RUSSELL FEDERAL SAVINGS BANK
============================

DIRECTORS
---------
David B. Baker
Executive Vice President, The Peoples Banking and Trust Company

Charles M. Daniels
Attorney-at-Law

Robert E. Evans, Chairman
President and Chief Executive Officer, Peoples Bancorp Inc.

Dr. Lewis E. Franz
Dentist

John T. Lawson
Retired, Lawson's Hardware

James D. McConnell
Senior Staff Engineer, AK Steel

Norman R. Menshouse
Executive Vice President, Russell Federal Savings Bank

Carol A. Schneeberger
Vice President, Operations, Peoples Bancorp Inc.

RobRoy Walters
President and Chief Executive Officer, Gateway Bancorp, Inc.

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


OFFICERS
--------
RobRoy Walters
President and Chief Executive Officer

Norman R. Menshouse
Executive Vice President

Ronald L. Fraley
Vice President, Treasurer and Secretary to the Board

Shirley A. Menshouse
Vice President and Corporate Secretary

CATLETTSBURG FEDERAL SAVINGS BANK
=================================

DIRECTORS
---------
David B. Baker
Executive Vice President, The Peoples Banking and Trust Company

Hunter E. Clark
Retired President, Ross Furniture

Harold Freedman
President, Freedman's Department Store

John H. Fugeman
Retired President and CEO, Catlettsburg Federal Savings Bank

Robert E. Evans
President and Chief Executive Officer, Peoples Bancorp Inc.

Charles M. Hedrick
Assistant Treasurer, Cash Management, Ashland, Inc.

Rebecca R. Jackson
President and Chief Executive Officer, Catlettsburg Federal Savings Bank

Norman R. Menshouse
Executive Vice President, Russell Federal Savings Bank

Carol A. Schneeberger
Vice President, Operations, Peoples Bancorp Inc.

RobRoy Walters, Chairman
President and Chief Executive Officer, Gateway Bancorp, Inc.

Joseph H. Wesel
Chairman of the Board, Marietta Automotive Warehouse, Inc.

OFFICERS
--------
Rebecca R. Jackson
President and Chief Executive Officer

RobRoy Walters
Secretary and Treasurer

Carl A. Stanley
Vice President

Pamela G. Howard
Assistant Secretary and Treasurer

DIRECTORY
=========

Peoples Bancorp Inc.
--------------------
 Corporate Offices                138 Putnam Street,          (740) 374-6136
                                  P.O. Box 738
                                  Marietta, OH 45750

The Peoples Banking and Trust Company
-------------------------------------
Marietta, Ohio
 Office                           138 Putnam Street*          (740) 373-3155
 Motor Bank                       Second & Scammel Streets*
 Office & Motor Bank              Frontier Shopping Center*
 Kroger Office                    Washington Center,
                                  Pike & Acme Streets*

Athens, Ohio
 Office & Motor Bank              1 North Court Street*       (740) 593-7761
 Athens Mall Office & Motor Bank  801 East State Street*
 HDL Center Office & Motor Bank   Union Street*
 Ohio University*

Baltimore, Ohio
 Office & Motor Bank              120 N. Main Street          (740) 862-4174

Belpre, Ohio
 Office & Motor Bank              1902 Washington Boulevard*  (740) 423-7516
 Motor Bank                       510 Washington Boulevard

Gallipolis, Ohio
 Office & Motor Bank              352 Second Avenue           (740) 446-0909

Licking County, Ohio
 Lending Office                   1915 Newark-Granville Road  (740) 587-0909

Lowell, Ohio
 Office & Motor Bank              300 Main Street             (740) 896-2369

Middleport, Ohio
 Office & Motor Bank              97 North Second Street      (740) 992-6661

Nelsonville, Ohio
 Office                           35 Public Square            (740) 753-1955
 Motor Bank                       Washington Street

Pomeroy, Ohio
 Office                           Court & Second Streets      (740) 992-2133
 Motor Bank                       Lynn & Second Streets

Reno, Ohio
 Office & Motor Bank              State Route 7               (740) 374-6131

Rutland, Ohio
 Office & Motor Bank              Salem Street                (740) 742-2888

The Plains, Ohio
 Office & Motor Bank              70 North Plains Road,       (740) 797-4547
                                  Suite 101*


The First National Bank of Southeastern Ohio
--------------------------------------------
Caldwell, Ohio
 Office & Motor Bank              415 Main Street             (740) 732-5654

Chesterhill, Ohio
 Office & Motor Bank              Marion Street               (740) 554-5281

McConnelsville, Ohio
 Office & Motor Bank              68 South Kennebec           (740) 962-2999


Catlettsburg Federal Savings Bank
---------------------------------
Catlettsburg, Kentucky
 Office                           2717 Louisa Street          (606) 739-4126

Ashland, Kentucky
 Office & Motor Bank              1410 Eagle Drive            (606) 928-7800
                                  (Cedar Knoll) *

Grayson, Kentucky
 Office & Motor Bank              380 S. Carol Malone Blvd.   (606) 474-5139


Russell Federal Savings Bank
----------------------------
Russell, Kentucky
 Office & Motor Bank              404 Ferry Street            (606) 836-8141


Northwest Territory Insurance Agencies, Inc.
--------------------------------------------
Northwest Territory Life Insurance Agency, Inc.
 Office, Caldwell, Ohio           415 Main Street             (740) 732-5654

Northwest Territory Property and Casualty Insurance Agency, Inc.
 Office, Caldwell, Ohio           415 Main Street             (740) 732-5654


* Denotes ATM location for 24 Hour Banking Convenience
  In Athens, Ohio University is served exclusively by Peoples
  Bancorp ATMs in three locations: Baker Center, Boyd Hall
  & Nelson Commons