Form 10-K, Exhibit 13
period 1998-12-31
PEOPLES BANCORP INC
filed 1999-03-30
CIK 318300

A LETTER TO OUR SHAREHOLDERS:
=============================

Nineteen ninety eight was a significant year in the history of Peoples
Bancorp: net income topped $10 million, marking the 25th consecutive year of increased earnings for your Company. Earnings were bolstered by strong asset growth and enhanced results of operations in key performance areas. Consistent earnings growth has provided Peoples Bancorp shareholders with a 10-year compound average annual return of 19.7% and a 5-year compound average annual return of 19.0% (both measures assume quarterly dividend reinvestment).

Consistent earnings growth and our commitment to increased shareholder return are basic tenets of our strategic plan. As you can see by the financial highlights on page 10, it was a good year for your Company in terms of growth and profitability, as earnings per share reached record highs.
Peoples Bancorp reported total net income of $10,045,000, an increase of 16.7% compared to 1997. Earnings per share totaled $1.70, up 10 cents over the previous year. Dividends per share continued to grow, reaching $0.53 per share in 1998, an increase of 8.2% compared to 1997.
Peoples Bancorp's earnings growth can be attributed to a combination of increased revenues related to recent acquisitions and modest enhancements to the Company's operating efficiency. In 1998, we were challenged to employ funds acquired in the purchase of our Point Pleasant, New Martinsville, and Steelton banking centers. I am pleased to report we successfully completed transition of the acquired funding sources to an asset mix similar to that held by Peoples Bancorp in previous periods by shifting assets into higher-yielding assets (such as loans).

Peoples Bancorp is committed to providing quality financial products and services through many delivery systems. In particular, our sales offices are an integral part of that delivery process, with local leadership and a strong community-minded perspective. In 1998, we successfully added four West Virginia banking centers to Peoples Bancorp's growing number of locations without compromising customer service. I commend our associates for their hard work and dedication during this transition period.

In an effort to serve our growing customer base and boost our market presence, we opened additional full-service banking centers in Athens, Ohio, and Parkersburg, West Virginia. Also, we recently combined operating systems in our four Kentucky banking offices to provide customers consistent full-service banking throughout northeast Kentucky and surrounding areas. These actions are part of Peoples Bancorp's ongoing efforts to enhance customer service and optimize the efficiency of our operations.

We believe our future is exciting and full of opportunities to provide financial solutions for our customers' product and service needs. Our focus for 1999 includes changes in how we sell our products and the introduction of a new marketing program that emphasizes the "connections" customers have through Peoples Bancorp.

To be "connected" is to be joined or linked together. Our professional relationships and electronic access connect our customers to Peoples Bancorp's array of products and services. As we transfer our financial information to the customer, a value-added relationship is created and maintained. Your Company's sales and management teams are focused on continuous enhancement of customer relationships for a purpose: to be the leading financial services provider to the customers and markets we serve.

Peoples Bancorp's professional staff is dedicated to customer service and to the communities in which we live, work, and invest. Our associates have developed and will continue to sharpen their abilities to serve customers in a manner that best fits the customer's needs, whether it's 24-hour banking through our TeleBank office, or one-on-one relationships. We realize that customers have different needs and our ability to recognize those subtle variations differentiates Peoples Bancorp from our competitors.

Our basic goal is to develop and deliver quality products which meet customer needs. Our vision is to make it easy to do business with Peoples Bancorp through a dedicated team of associates committed to community-based fundamentals and speedy service. We have learned that customers want choices, especially when choosing their preferred method of product delivery. In 1998, we began offering electronic banking through our pcPAL software program. During 1999, we will be offering Internet banking access for our customers after testing security and reliability.

I am pleased to report the addition of Frank L. Christy as a director of Peoples Bancorp Inc. in February. Mr. Christy is a successful real estate developer and business executive with knowledge of the markets served by Peoples Bancorp. Frank and his family are long-term stockholders and he brings experience from previous directorships in financial companies. He is also a nominee for election to a three year term at the Annual Meeting.

By now you have probably heard about the "Year 2000" computer issue and related gloomy predictions of computers not being able to work properly. This complex issue, also known as "Y2K", arises in computer programs written using two digits rather than four to define the applicable year, causing date-sensitive software or embedded chips to recognize a date of "00" as the year 1900 rather than the year 2000. Peoples Bancorp and many other businesses across various industries are investing resources to make sure their computer systems will work properly in the Year 2000.

Peoples Bancorp has made the Y2K project a top priority and we will successfully meet the challenges of the Y2K issue. We have evaluated potential impacts and have implemented a comprehensive plan to test and ensure that all aspects of our business are prepared. As a shareholder, you can be assured that we are working hard to make sure our financial systems will be operating on a "business as usual" basis on January 1, 2000, and beyond. Your Company has weathered storms, floods, financial disruptions, and economic change for nearly 100 years. We are overcoming the Y2K issue in the usual hardworking manner. Now that most of the work is done, I am prepared to guarantee that our vaults will be open and our people will be "doing business as usual" on the first business day of 2000.

Recently we announced a partnership with retail giant Wal-Mart, in which Peoples Bank will open three sales centers in certain mid-Ohio valley Wal-Mart stores. Our sales centers will complement existing full-service offices and serve as a catalyst for increasing sales volume by putting capable sales professionals in those offices where customers can easily take advantage of the many products and services available at Peoples Bancorp.

I want to give special recognition to Norman J. Murray, who will retire from our Board of Directors upon completion of his current term at the Annual Meeting on April 15, 1999. Mr. Murray and his family have been leaders in our community for many years. He first joined the Peoples Bancorp organization in 1967 as a Director of Peoples Bank and is also one of the original group of Peoples Bancorp directors when the Company was chartered in 1980.

Over the years Norm has contributed generously and unceasingly to the success of your Company as a Director, customer, and stockholder. Norm's integrity, commitment, and competitive fire are core values at Peoples Bancorp, and Norm's leadership over the past 32 years have helped instill these characteristics into the way we do business. Norm's leadership and contributions during his long tenure as a Director will continue to benefit the Company. We will certainly miss his insight, integrity, and presence in the Board room.

The 1999 Annual Meeting of Shareholders will be held at the Historic Lafayette Hotel beginning at 9:30 AM in the Mississippi Delta Room. Our recent growth has absorbed the meeting space in our banking offices. We hope you are able to join us.

The financial reports and analyses found throughout this report reflect the achievements of your Company in 1998. We are already working to make your investment more valuable in 1999. If you have any questions concerning Peoples Bancorp stock, please contact our Investor Relations Department at
(740) 374-6136, or learn more by visiting our web site at www.peoplesbancorp.com.


                                  /s/ ROBERT E. EVANS
                                      ---------------
                                      Robert E. Evans
                                      President and Chief Executive Officer



SELECTED FINANCIAL DATA
=======================

The information below under the captions "Operating Data", "Balance Sheet Data" and "Per Share Data" for each of the five years in the period ended December 31, 1998 has been derived from the Consolidated Financial Statements of the Company.


(Dollars in Thousands, except Ratios and Per Share Data)

                           1998       1997       1996       1995        1994
Operating Data
For the year ended:
Total interest income   $ 63,645   $ 53,836   $ 47,397   $ 43,068    $ 35,801
Total interest expense    30,497     25,216     21,966     20,777      15,424
Net interest income       33,148     28,620     25,431     22,291      20,377
Provision for loan losses  2,325      2,589      1,965      1,315         765
Other income               7,238      5,938      5,178      4,481       4,141
Other expenses            23,276     19,265     17,522     16,818      15,672
Net income                10,045      8,605      7,651      6,050       5,748

-----------------------------------------------------------------------------

BALANCE SHEET DATA
At year end:
Total assets            $880,284   $758,158   $616,635   $543,430    $498,006
Investment securities    235,569    174,291    147,783    131,762      99,419
Net loans                558,408    513,214    415,540    372,800     354,570
Total deposits           714,168    611,107    504,692    429,077     403,819
Long-term borrowings      40,664     28,577     29,200     23,142      23,787
Stockholders' equity      86,014     78,818     56,193     51,474      45,635

-----------------------------------------------------------------------------

SIGNIFICANT RATIOS
Net income to:
  Average total assets     1.20%      1.29%      1.29%      1.15%       1.20%
  Average stockholders'
   equity                  12.2       14.3       14.4       12.3        12.9
Average stockholders'
   equity to average
   total assets             9.9        9.0        8.9        9.3         9.3
Average loans to average
  deposits                 80.9       85.5       84.0       85.2        85.5
Risk-based capital ratio   11.95      14.34      12.86      13.85       14.13
Dividend payout ratio      30.4       30.5       30.5       32.2        29.3
-----------------------------------------------------------------------------

PER SHARE DATA
Net income:
     Basic              $ 1.75     $ 1.65     $ 1.48     $ 1.16      $ 1.09
     Diluted              1.70       1.60       1.46       1.15        1.09
Weighted average
  shares outstanding:
     Basic              5,744,943  5,209,737  5,156,685  5,221,764   5,263,412
     Diluted            5,919,015  5,373,873  5,226,689  5,250,827   5,280,974
Cash dividends paid          0.53       0.49       0.43       0.37        0.32
Book value at end of period 14.99      13.71      10.88      10.03        8.67

------------------------------------------------------------------------------

COMMON STOCK
============

Return to Investors
-------------------

The Company's mission is to become the financial services leader in the communities we serve. Execution of this basic objective will lead to consistent earnings growth and increased shareholder return. Peoples Bancorp's capital structure provides a base for continued growth and expansion. Shareholder return on investment continues to be a top priority, through both dividends and growth in the market value of the Company's stock. Our associates are committed to enhancing the total return to our shareholders.

Management focuses on several key ratios that define our dedication to shareholder return. We concentrate on earnings per share, return on shareholders' equity, and dividends per share. Enhancement of net income and profitability through increased efficiencies is a major Company goal, as well as positioning the Company for increased future profits. Under normal circumstances, as earnings per share increase, the dividends paid per share should follow with a similar increase and have a positive effect on the market value of the Company's common stock.

In the last five years, the Company's earnings per share has grown by a compound annual average rate of 9.3%. Diluted earnings per share reached $1.70 in 1998. Through balance sheet growth and investments in technology, the Company has gained efficiencies and enhanced overall performance. Increases in non-interest income have also contributed to the profitability of the Company.

In addition to increasing shareholder wealth through rowth in stock value, we believe a competitive dividend rate is also important to the overall return to our shareholders. In the last five years, the compound annual average growth rate of the Company's per share dividend is 10.6%. The Company has paid cash dividends on its common stock for over 42 consecutive years and has increased the annual dividend in each of the last 33 years.
The Company plans to continue to pay quarterly cash dividends, subject to certain regulatory restrictions described in Note 12 to the audited financial statements.

In recent years, the financial services industry has emphasized return on shareholders' equity (or "ROE") as a means of measuring an entity's performance. In 1998, the Company's ROE was challenged due to a significant issuance of equity for the Gateway Bancorp acquisition in December, 1997. The graph to the right shows recent ROE performance for the Company. Management will continue to focus on enhancements to ROE as a means of increasing the value of shareholder investment and is researching methods to enhance ROE in 1999.

                       Earnings         Dividends    Return on Average
                       per share        per share    Shareholders' Equity
                       ---------        ---------    --------------------
        1994             $1.09           $0.32             12.94%
        1995              1.15            0.37             12.33%
        1996              1.46            0.43             14.43%
        1997              1.60            0.49             14.33%
        1998              1.70            9.53             12.21%


Since February 9, 1993, the Company's common stock has traded on the Nasdaq National Stock Market (National Association of Securities Dealers Automated Quotation) under the symbol PEBO. Nasdaq provides brokers and others with immediate access to the best stock price for the Company and thousands of other companies across the world. The Company's information can also be accessed electronically through the Company's web site at www.peoplesbancorp.com. In 1998, there were 1,378,883 shares traded through the Nasdaq system, an average daily volume of 5,472 shares.

The table on page 11 sets forth the high and low bid quotations for the indicated periods, and the cash dividends declared, with respect to the Company's common stock. Currently, four companies serve as market makers on the Nasdaq National Stock Market on behalf of the Company. Market prices have been obtained directly from the Nasdaq quotation system. The bid quotations and per share dividends have been retroactively adjusted for a 3-for-2 stock split effective April 30, 1998 , and a 10% stock dividend issued on July 15, 1996. Peoples Bancorp had 1,281 stockholders of record at December 31, 1998.


COMMON STOCK
============

Quarterly Market and Dividend Information

(Adjusted for stock splits and stock dividends)


                                PER SHARE
                       High Bid        Low Bid         Dividend
 1998
Fourth Quarter        $ 27.25          $ 21.50          $ 0.14
Third Quarter           30.88            24.50            0.13
Second Quarter          35.17            29.50            0.13
First Quarter           29.83            26.17            0.13


 1997
Fourth Quarter        $  2.67          $ 26.33          $ 0.13
Third Quarter           27.00            23.50            0.13
Second Quarter          24.50            19.50            0.12
First Quarter           20.17            17.50            0.12


 1996
Fourth Quarter        $ 18.67          $ 15.83          $ 0.11
Third Quarter           16.00            14.01            0.11
Second Quarter          14.24            13.94            0.10
First Quarter           14.39            13.94            0.10


The following table presents the closing stock price of the Company's common stock for each of the last five years (adjusted for stock splits and stock dividends):

                      Closing Stock Price
                      -------------------

                      1994         $13.23
                      1995          14.32
                      1996          17.67
                      1997          27.83
                      1998          24.38

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Peoples Bancorp Inc. to be held April 15, 1999, at 9:30 A.M. in the Mississippi Delta Room at the Hotel Lafayette in Marietta, Ohio.

On written request, a copy of our Annual Report to the Securities and Exchange Commission on Form 10-K is available to interested Stockholders. Requests should be addressed to Ruth Otto, Corporate Secretary, Peoples Bancorp Inc., P.O. Box 738, Marietta, Ohio 45750.


CONSOLIDATED BALANCE SHEETS
===========================

(Dollars in Thousands)
                                                         December 31,
Assets                                              1998              1997
Cash and cash equivalents:
     Cash and due from banks                    $ 27,048           $ 21,473
     Interest-bearing deposits in other banks      3,373              7,008
     Federal funds sold                            9,700             10,350
-----------------------------------------------------------------------------
       Total cash and cash equivalents            40,121             38,831
-----------------------------------------------------------------------------

Available-for-sale investment securities, at
  estimated fair value (amortizedcost of
  $230,049 in 1998 and $170,702 in 1997)         235,569            174,291
-----------------------------------------------------------------------------

Loans, net of deferred fees and costs            567,917            521,570
Allowance for loan losses                         (9,509)            (8,356)
-----------------------------------------------------------------------------
       Net loans                                 558,408            513,214
-----------------------------------------------------------------------------

Bank premises and equipment, net                  14,826             11,971
Other assets                                      31,360             19,851
-----------------------------------------------------------------------------
       Total assets                             $880,284           $758,158
=============================================================================

Liabilities
-----------

Deposits:
  Non-interest bearing                          $ 80,884          $  64,229
  Interest bearing                               633,284            546,878
-----------------------------------------------------------------------------
       Total deposits                            714,168            611,107
-----------------------------------------------------------------------------

Short-term borrowings:
  Federal funds purchased and securities sold
   under agreements to repurchase agreements      31,814             30,811
  Federal Home Loan Bank advances                    700              1,750
-----------------------------------------------------------------------------
       Total short-term borrowings                32,514             32,561
-----------------------------------------------------------------------------

Long-term borrowings                              40,664             28,577
Accrued expenses and other liabilities             6,924              7,095
-----------------------------------------------------------------------------
       Total liabilities                         794,270            679,340
=============================================================================

Stockholders' Equity

Common stock, no par value, 12,000,000
  shares authorized - 5,790,148 shares
  issued in 1998 and 3,831,206 issued
  in 1997 including shares in treasury            50,807             50,001
Accumulated comprehensive income, net
  of deferred income taxes                         3,588              2,369
Retained earnings                                 33,441             26,448
-----------------------------------------------------------------------------
                                                  87,836             78,818

Treasury stock, at cost, 52,031 shares
  in 1998 and no shares in 1997                                      (1,822)
-----------------------------------------------------------------------------
       Total stockholders' equity                 86,014             78,818
-----------------------------------------------------------------------------
       Total liabilities and stockholders'
       equity                                   $880,284           $758,158
=============================================================================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
=================================


(Dollars in Thousands, except Per Share Data)
                                Year ended December 31,
                                        1998          1997          1996
Interest Income:
----------------

  Interest and fees on loans         $ 48,857      $ 43,451      $ 37,140
  Interest and dividends on:
    Obligations of U.S. Government
     and its agencies                   9,500         7,255         7,205
    Obligations of states and
     political subdivisions             1,886         1,324         1,402
    Other interest income               3,402         1,806         1,650
-----------------------------------------------------------------------------
       Total interest income           63,645        53,836        47,397
-----------------------------------------------------------------------------

Interest Expense:
-----------------

  Interest on deposits                 26,051        22,282        18,880
  Interest on short-term borrowings     2,241         1,023         1,449
  Interest on long-term borrowings      2,205         1,911         1,637
-----------------------------------------------------------------------------
       Total interest expense          30,497        25,216        21,966
-----------------------------------------------------------------------------
       Net interest income             33,148        28,620        25,431
Provision for loan losses               2,325         2,589         1,965
-----------------------------------------------------------------------------
       Net interest income after
       provision for loan losses       30,823        26,031        23,466
-----------------------------------------------------------------------------

Other Income:
-------------

  Income from fiduciary activities      2,325         2,176         1,897
  Service charges on deposit accounts   2,553         2,202         1,937
  Gain (loss) on securities
    transactions                          418           (28)           48
  Other                                 1,942         1,588         1,296
-----------------------------------------------------------------------------
       Total other income               7,238         5,938         5,178
-----------------------------------------------------------------------------

Other Expenses:
---------------

  Salaries and employee benefits        9,315         8,358         7,514
  Net occupancy                         1,597         1,297         1,193
  Equipment                             1,728         1,501         1,329
  Insurance                               293           242           175
  Supplies                                779           516           713
  Taxes other than income taxes           622           709           833
  Amortization of intangibles           2,093         1,138           625
  Other                                 6,849         5,504         5,140
-----------------------------------------------------------------------------
       Total other expenses            23,276        19,265        17,522
-----------------------------------------------------------------------------
Income before income taxes             14,785        12,704        11,122
-----------------------------------------------------------------------------

Income taxes:

  Current                               4,869         3,941         3,303
  Deferred                               (129)          158           168
-----------------------------------------------------------------------------
Total income taxes                      4,740         4,099         3,471
-----------------------------------------------------------------------------

Net income                           $ 10,045      $  8,605      $  7,651
=============================================================================

Earnings per share:
-------------------

     Basic                              $1.75         $1.65         $1.48
-----------------------------------------------------------------------------
     Diluted                            $1.70         $1.60         $1.46
-----------------------------------------------------------------------------

Weighted average number of shares outstanding:
----------------------------------------------

     Basic                          5,744,943     5,209,737     5,156,685
-----------------------------------------------------------------------------
     Diluted                        5,919,015     5,373,873     5,226,689
-----------------------------------------------------------------------------

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
===============================================

                                                                       Accumulated
                                                                          Other
                                  Common Stock       Retained          Comprehensive    Treasury
       (Dollars in Thousands)      Shares      Amount    Earnings      Income (1)       Stock      Total
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1995        3,332,598    $30,898   $ 21,786     $ 2,469          $ (3,679)   $ 51,474
-----------------------------------------------------------------------------------------------------------

Comprehensive income:
  Net income                                                7,651                                     7,651
  Other comprehensive income,
   net of tax:
    Unrealized losses on
     available-for-sale
     securities, net of
     reclassification adjustment                                       (1,041)                       (1,041)
                                                                                                   --------
      Comprehensive income                                                                            6,610
Purchase of treasury stock,
 14,000 shares                                                                             (332)       (332)
10% stock dividend (reissued
 226,989 treasury shares)           85,468       2,871     (6,727)                        3,856
Exercise of common stock options
 (reissued 5,417 treasury shares)   16,434         330                                      101         431
Issuance of common stock under
 dividend reinvestment plan         10,575         250                                                  250
Cash dividends declared of $0.43
 per share                                                 (2,240)                                   (2,240)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996       3,445,075      34,349     20,470       1,428               (54)     56,193
-----------------------------------------------------------------------------------------------------------

Comprehensive income:
  Net income                                                8,605                                     8,605
  Other comprehensive income,
   net of tax:
    Unrealized gains on
     available-for-sale securities,
     net of reclassification adjustment                                   941                           941
                                                                                                   --------
      Comprehensive income                                                                            9,546
Purchase of treasury stock,
 10,150 shares                                                                             (327)       (327)
Exercise of common stock options
 (reissued 12,150 treasury shares)  9,173          (67)                                     381         314
Issuance of common stock under
 dividend reinvestment plan        11,486          370                                                  370
Cash dividends declared of $0.49
 per share                                                 (2,627)                                   (2,627)
Issuance of common stock to
 purchase Gateway Bancorp, Inc.   365,472       15,349                                               15,349
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1997      3,831,206       50,001     26,448       2,369                 0      78,818
-----------------------------------------------------------------------------------------------------------

Adjustment for the effect
 of 3-for-2 common stock split  1,915,603
Comprehensive income:
  Net income                                               10,045                                    10,045
  Other comprehensive income,
  net of tax:
    Unrealized gains on
     available-for-sale securities
     net of reclassification
     adjustment                                                         1,219                         1,219
                                                                                                   --------
      Comprehensive income                                                                           11,264
Purchase of treasury stock,
 71,057 shares                                                                           (2,059)     (2,059)
Exercise of common stock options
 (reissued 19,026 treasury
  shares)                          28,451          370                                      237         607
Issuance of common stock
 under dividend reinvestment
 plan                              14,888          436                                                  436
Cash dividends declared of
 $0.53 per share                                           (3,052)                                   (3,052)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1998      5,790,148      $ 50,807  $ 33,441     $ 3,588          $ (1,822)   $ 86,014
===========================================================================================================

(1) Disclosure of reclassification amount for the years ended:          1998             1997         1996
Net unrealized appreciation (depreciation) arising during
 period, net of tax                                                   $ 1,491          $    923    $ (1,009)
Less: reclassification adjustment for net gains (losses)
 included in net income, net of tax                                       272               (18)         32
-----------------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) on investment securities   $ 1,219          $    941    $ (1,041)
===========================================================================================================

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
=====================================


(Dollars in Thousands)                           Year ended December 31,
                                                 1998       1997         1996
Cash flows from operating activities:
-------------------------------------
Net income                                    $ 10,045   $  8,605    $  7,651
Adjustments to reconcile net income
  to net cash provided:
    Provision for loan losses                    2,325      2,589       1,965
    (Gain) loss on securities transactions        (418)        28         (48)
    Depreciation, amortization, and accretion    5,095      2,648       2,068
    Increase in interest receivable               (630)      (811)        (31)
    Increase (decrease) in interest payable        257       (129)        486
    Deferred income tax (benefit) expense         (129)       158         168
    Deferral of loan origination fees and costs     56       (118)         73
    Other, net                                  (3,325)      (757)       (820)
-----------------------------------------------------------------------------
    Net cash provided by operating activities   13,276     12,213      11,512
-----------------------------------------------------------------------------

Cash flows from investing activities:
-------------------------------------
Purchases of available-for-sale
    securities                                (138,141)   (34,035)    (45,240)
Proceeds from sales of
    available-for-sale securities               20,349      5,309       5,522
Proceeds from maturities of
    available-for-sale securities               58,964     26,244      22,034
Net increase in loans                          (26,955)   (59,026)    (44,504)
Purchase of loans                              (11,772)
Expenditures for premises and equipment         (3,011)    (1,184)     (1,773)
Proceeds from sales of other real
    estate owned                                   200        144
Acquisitions, net of cash received             100,170     19,844      68,004
Investment in limited partnership               (2,036)
-----------------------------------------------------------------------------
    Net cash (used in) provided by
     investing activities                       (2,232)   (42,704)      4,043
-----------------------------------------------------------------------------

Cash flows from financing activities:
-------------------------------------

Net increase (decrease) in non-interest
        bearing deposits                         5,234     (1,749)      8,393
Net (decrease) increase in interest
        bearing deposits                       (19,489)    32,335      (6,894)
Net (decrease) increase in short-term
        borrowings                              (3,596)    13,039     (13,754)
Proceeds from long-term borrowings              37,973      6,000      10,500
Payments on long-term borrowings               (25,886)    (6,623)     (4,442)
Cash dividends paid                             (2,538)    (2,184)     (1,934)
Purchase of treasury stock                      (2,059)      (327)       (332)
Proceeds from issuance of common
        stock for stock options                    607        314         431
-----------------------------------------------------------------------------
    Net cash (used in) provided by
     financing activities                       (9,754)    40,805      (8,032)
-----------------------------------------------------------------------------
    Net increase in cash and cash
     equivalents                                 1,290     10,314       7,523
Cash and cash equivalents at beginning
     of year                                    38,831     28,517      20,994
-----------------------------------------------------------------------------
    Cash and cash equivalents at end of year  $ 40,121   $ 38,831    $ 28,517
=============================================================================

Supplemental cash flow information:
-----------------------------------

Interest paid                                 $ 26,831   $ 21,732    $ 21,757
-----------------------------------------------------------------------------
Income taxes paid                             $  5,542   $  3,197    $  3,832
-----------------------------------------------------------------------------

See notes to consolidated financial statements.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
==============================================


1. SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES:

   The accounting and reporting policies of Peoples Bancorp Inc. and Subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The Company considers all of its principal activities to be banking related. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On April 13, 1998, the Company declared a 3-for-2 stock split effective April 30, 1998.

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

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

Investment Securities:
----------------------
Management determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in a separate component of other comprehensive income, net of applicable deferred income taxes. The cost of securities sold is based on the specific identification method.

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

Interest Rate Risk Management:
------------------------------
The premium paid to purchase interest rate floors is included in other assets and amortized to interest expense over the original term of the agreements.

Income Taxes:
-------------
Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The components of other comprehensive income included in the Consolidated Statements of Stockholders' Equity have been computed based upon a 35% effective tax rate.

Stockholders' Equity:
---------------------
In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The Statement requires that certain financial activity previously recorded directly in stockholders' equity be reported as an adjustment to net income in determining comprehensive income. The adoption of this standard had no impact on the Company's financial position, results of operations, or cash flows.

Earnings per Share:
-------------------
Basic earnings per share is determined by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share is determined by dividing net income by the weighted average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options.

Operating Segments:
-------------------
In June, 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires disclosure about an enterprise's operating segments in annual and interim financial reports issued to shareholders. The Statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, and the operating results of which are reviewed by the chief operating decision maker in the determination of resource allocation and performance. The Company's business activities are currently confined to one segment which is community banking.

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

Interest Rate Floors:
---------------------
Fair values for interest rate floors are based on quoted market prices.

Financial instruments:
----------------------
The fair value of loan commitments and standby letters of credit is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of these commitments approximates their carrying value.

The estimated fair values of the Company's financial instruments are as follows:


(Dollars in Thousands)
                                  1998                         1997
                          Carrying       Fair        Carrying         Fair
                           Amount       Value         Amount         Value
Financial assets:
-----------------
Cash and cash
 equivalents            $ 40,121      $ 40,121       $ 38,831      $ 38,831
Investment securities    235,569       235,569        174,291       174,291
Loans                    567,917       574,820        521,570       523,893

Financial liabilities:
----------------------
Deposits                 714,168       715,150        611,107       611,775
Short-term borrowings     32,514        32,514         32,561        32,561
Long-term borrowings      40,664        39,255         28,577        28,677

Off-balance sheet instruments:
------------------------------
Interest rate floors    $     22      $    104       $     46      $    101



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


Securities classified as available-for-sale
At December 31, 1998:
-------------------------------------------

(Dollars in Thousands)
                                             Gross       Gross      Estimated
                              Amortized   Unrealized   Unrealized  Fair Value
U.S. Treasury securities         Cost        Gains       Losses
  and obligations of U.S.
  government agencies and
  corporations               $  49,249     $ 1,034      $  (40)    $  50,243
Obligations of states and
  political subdivisions        44,007       1,541         (15)       45,533
Mortgage-backed securities     104,067         811        (117)      104,761
Other securities                32,726       2,428        (122)       35,032
----------------------------------------------------------------------------
 Total available-for-sale
    securities               $ 230,049     $ 5,814      $ (294)    $ 235,569
============================================================================


Maturity distribution of available-for-sale securities
------------------------------------------------------

Contractual maturities at December 31, 1998



(Dollars in Thousands)
                      U.S. Treasury     Obligations
                      securities and     of states
                      obligations of       and         Mortgage                     Total
                      U.S. Government   political      backed         Other    available-for-sale
                         Agencies      subdivisions   securities   securities     securities
Within one year
---------------
  Amortized cost       $  6,795        $  2,473       $  9,734     $  2,259      $  21,261
  Fair value           $  6,876        $  2,512       $  9,872     $  2,270      $  21,530
  Yield                   7.16%           8.65%          6.64%        6.66%          7.04%

1 to 5 years
------------
  Amortized cost         30,102          6,098          80,654        8,062        124,916
  Fair value             30,660          6,296          81,111        8,084        126,151
  Yield                   6.11%          7.87%           6.49%        6.26%          6.45%

5 to 10 years
-------------
  Amortized cost         12,352         16,055           7,451        7,008         42,866
  Fair value             12,707         16,762           7,484        7,179         44,132
  Yield                   6.47%          7.42%           6.40%        6.94%          6.89%

Over 10 years
-------------
  Amortized cost                        19,381           6,228       15,397         41,006
  Fair value                            19,963           6,294       17,499         43,756
  Yield                                  7.28%           6.46%        6.79%          6.97%
------------------------------------------------------------------------------------------
   Total amortized
    cost                $49,249        $44,007        $104,067     $ 32,726      $ 230,049
   Total fair value     $50,243        $45,533        $104,761     $ 35,032      $ 235,569
   Total yield            6.35%          7.49%           6.5          6.68%          6.68%
===========================================================================================



Securities classified as available-for-sale
At December 31, 1997
-------------------------------------------

                                            Gross         Gross      Estimated
                              Amortized   Unrealized    Unrealized      Fair
                                Cost        Gains         Losses       Value

U.S. Treasury securities
  and obligations of U.S.
  government agencies and
  corporations                $ 51,304     $   751       $ (87)      $ 51,968
Obligations of states and
  political subdivisions        24,679       1,030          (1)        25,708
Mortgage-backed securities      76,229         467        (288)        76,408
Other securities                18,490       1,720          (3)        20,207
------------------------------------------------------------------------------
  Total available-for-sale
  securities                  $170,702     $ 3,968       $(379)      $174,291
==============================================================================


Securities classified as available-for-sale
At December 31, 1996
-------------------------------------------
                                             Gross        Gross      Estimated
                              Amortized   Unrealized    Unrealized     Fair
                                 Cost        Gains        Losses       Value

U.S. Treasury securities
 and obligations of U.S.
 government agencies and
 corporations                 $ 41,855     $   742       $(126)      $ 42,471
Obligations of states and
 political subdivisions         23,949         743         (36)        24,656
Mortgage-backed securities      61,197         280        (697)        60,780
Other securities                18,618       1,277         (19)        19,876
------------------------------------------------------------------------------
  Total available-for-sale
  securities                  $145,619     $ 3,042       $(878)      $147,783
==============================================================================

In 1998, 1997 and 1996, gross gains of $523,000, $3,000 and $48,000 and gross losses of $105,000, $31,000 and $0 were realized, respectively. At December 31, 1998 and 1997, investment securities having a carrying value of $105,277,000 and $89,843,000, respectively, were pledged to secure public and trust department deposits and repurchase agreements in accordance with federal and state requirements.


4. LOANS:

Loans are comprised of the following at December 31:
----------------------------------------------------

(Dollars in Thousands)                          1998              1997

Commercial, financial, and agricultural       $212,530          $159,035
Real estate, construction                       10,307            19,513
Real estate, mortgage                          233,550           228,689
Consumer                                       111,530           114,333
------------------------------------------------------------------------
     Total loans                              $567,917          $521,570
========================================================================


Changes in the allowance for loan losses for each of the three years in the period ended December 31, 1998, were as follows:


(Dollars in Thousands)              1998           1997              1996

Balance, beginning of year        $ 8,356       $ 6,873            $ 6,726
Charge-offs                        (1,645)       (1,917)            (2,329)
Recoveries                            473           521                511
     Net charge-offs               (1,172)       (1,396)            (1,818)
Provision for loan losses           2,325         2,589              1,965
Balances of acquired subsidiaries                   290
--------------------------------------------------------------------------
    Balance, end of year          $ 9,509       $ 8,356            $ 6,873
==========================================================================


The Company's lending is primarily focused in the local southeastern Ohio market and consists principally of retail lending, which includes single-family residential mortgages and other consumer lending. The Company's largest groups of business loans consist of credits to lodging and lodging related companies, as well as automobile dealer floor plans. Lodging and lodging related loans totaled $20,365,000 and $12,585,000 at December 31, 1998 and 1997, respectively. The credits have been subjected to the Company's normal commercial underwriting standards and do not present more than the normal amount of risk assumed in other lending areas. Automobile dealer floor plans totaled $15,532,000 and $18,769,000 at December 31, 1998 and 1997, respectively. It is the Company's policy to obtain the underlying inventory as collateral on these loans.

The Company does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary banks. Impaired loans at December 31, 1998 and 1997, and the average investment in impaired loans for the years then ended were immaterial to the financial statements.

In the normal course of its business, the Company's subsidiary banks have granted loans to executive officers and directors of the Company and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectibility. The following is an analysis of activity of related party loans for the year ended December 31, 1998:


(Dollars in Thousands)

Balance, January 1, 1998         $ 16,578
     New loans                     17,982
     Repayments                    16,928
     Other changes                   (243)
-----------------------------------------
Balance, December 31, 1998       $ 17,389
=========================================


5. BANK PREMISES AND EQUIPMENT:

The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

(Dollars in Thousands)                    1998                 1997

Land                                  $  2,556              $  2,146
Building and premises                   15,596                12,290
Furniture, fixtures and equipment        9,740                 8,817
--------------------------------------------------------------------
                                        27,892                23,253
Accumulated depreciation               (13,066)              (11,282)
--------------------------------------------------------------------
Net book value                        $ 14,826              $ 11,971
====================================================================

The Company depreciates its building and premises and furniture, fixtures and equipment over estimated useful lives ranging from 5 to 20 years and 2 to 10 years, respectively. Depreciation expense was $1,745,000, $1,534,000, and $1,358,000 for the years ended December 31, 1998, 1997 and 1996 respectively.

The Company leases certain banking facilities and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from two to ten years. The future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:


 (Dollars in Thousands)

 Year Ending December 31        Operating Leases
 1999                              $   227
 2000                                  200
 2001                                  180
 2002                                  154
 2003                                  140
 Thereafter                            795
 -----------------------------------------------
   Total minimum lease payments    $ 1,696
================================================

Rent expense was $242,000, $163,000 and $150,000 in 1998, 1997 and 1996,
respectively.


6. DEPOSITS:

Included in interest-bearing deposits are various time deposit products. The maturities of time deposits for each of the next five years and thereafter are as follows: $265,487,000 in 1999; $44,962,000 in 2000; $14,331,000 in
2001; $3,923,000 in 2002; $3,881,000 in 2003; and $1,237,000 thereafter.

Deposits from related parties approximated $16.5 million and $17.0 million at December 31, 1998 and 1997, respectively.


7. SHORT-TERM BORROWINGS:

Short-term borrowings consisted of the following at December 31:
----------------------------------------------------------------

                               Federal                Short-term     Other
                                Funds     Repurchase     FHLB      Short-term
(Dollars in Thousands)        Purchased   Agreements   Advances    Borrowings

1998
Ending balance                $   131      $ 31,683     $   700
Average balance                   996        31,429      12,534
Highest month end balance       1,725        33,457      59,200
Weighted average interest rate:
      End of year               4.18%         4.52%       5.32%
      During the year           5.45%         4.70%       5.68%
Interest expense - YTD             54         1,476         712

1997
Ending balance                     82        30,729       1,750
Average balance                   419        20,020       2,024
Highest month end balance       1,542        20,552       5,250
Weighted average interest rate:
      End of year               5.69%         5.09%       5.89%
      During the year           5.49%         4.40%       5.78%
Interest expense - YTD             23           881         117

1996
Ending balance                     37        16,985       2,500
Average balance                   331        13,134      12,294      $ 4,206
Highest month end balance       1,154        16,985      34,266       18,820
Weighted average interest rate:
      End of year               6.46%         4.56%       6.10%
      During the year           5.09%         3.82%       5.68%        5.52%
Interest expense - YTD        $    17      $    502     $   698      $   232



8. LONG-TERM BORROWINGS:

Long-term borrowings consisted of the following at December 31:

(Dollars in Thousands)                          1998                    1997

Term note payable, at LIBOR
 (parent company)                            $  2,700                $  3,000
Federal Home Loan Bank advances,
 bearing interest at rates ranging
  from 3.87% to 5.43%                          37,964                  25,577
-----------------------------------------------------------------------------
          Total long-term borrowings         $ 40,664                $ 28,577
=============================================================================

The Federal Home Loan Bank ("FHLB") advances consist of various borrowings with maturities ranging from 10 to 20 years. The advances are collateralized by the Company's real estate mortgage portfolio and all of the FHLB common stock owned by the banking subsidiaries, and other bank assets. The most restrictive requirement of the debt agreement requires the Company to provide real estate mortgage loans as collateral in an amount not less than 150% of advances outstanding.


The aggregate minimum annual retirements of long-term borrowings in the next five years and thereafter are as follows:

(Dollars in Thousands)

 1999                                     $     28
 2000                                           27
 2001                                           28
 2002                                           29
 2003                                           31
 Thereafter (includes parent company debt   40,521
 -------------------------------------------------
      Total long-term borrowings          $ 40,664
==================================================


9. EMPLOYEE BENEFIT PLANS:

The Company sponsors a noncontributory defined benefit pension plan which covers substantially all employees. The plan provides benefits based on an employee's years of service and compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. Plan assets consist primarily of U.S. Government obligations and collective stock and bond funds.

The Company also has a contributory benefit postretirement plan for former employees who were retired as of December 31, 1992. The plan provides health and life insurance benefits. The Company's policy is to fund the cost of the benefits as they are incurred.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31, 1998 and 1997:

                                         Pension            Postretirement
                                         Benefits              Benefits
(Dollars in Thousands)              1998          1997     1998         1997

Change in benefit obligation:
Obligation at January 1           $ 6,790       $ 5,868   $ 809        $ 831
Service cost                          342           259
Interest cost                         483           462      56           65
Plan participants' contributions        0             0      75           69
Actuarial loss (gain)                 337           640      (5)         239
Benefit payments                     (651)         (439)   (127)        (395)
----------------------------------------------------------------------------
Obligation at December 31           7,301         6,790     808          809
----------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at
 January 1                          6,249         5,034
Claims payable adjustment              (3)
Actual return on plan assets          737           904
Employer contributions                475           750      52          326
Plan participants' contributions                             75           69
Benefit payments                     (651)         (439)   (127)        (395)
----------------------------------------------------------------------------
Fair value of plan assets at
 December  31                       6,807         6,249       0            0
----------------------------------------------------------------------------

Funded status:
Funded status at December 31         (494)         (541)   (808)        (809)
Unrecognized transition obligation    (32)          (40)
Unrecognized prior-service cost       (54)          (63)
Unrecognized net gain                (278)         (395)    191          205
----------------------------------------------------------------------------
Accrued benefit cost              $  (858)      $(1,039)  $(617)       $(604)
============================================================================


The following table provides the components of net periodic benefit cost for the plans:

                                       Pension             Postretirement
                                       Benefits               Benefits
(Dollars in Thousands)            1998    1997    1996    1998    1997   1996

Service cost                    $ 342    $ 259   $ 248
Interest cost                     483      462     416    $ 56   $ 65    $ 62
Expected return on plan
 assets                          (514)    (422)   (369)
Amortization of transition
 asset                             (8)      (8)     (3)
Amortization of prior
 service cost                      (9)      (9)     (9)
Settlement gain                   (34)
Amortization of net loss                                     9
-----------------------------------------------------------------------------
Net periodic benefit cost       $ 294    $ 282   $ 249    $ 65   $ 65    $ 62
=============================================================================


The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                       Pension        Postretirement
                                      Benefits          Benefits
                                     1998   1997      1998     1997

Assumptions at December 31:
Discount rate                       7.00%   7.25%     7.00%   7.25%
Expected return on plan assets      9.00%   9.00%      n/a     n/a
Rate of compensation increase       4.00%   4.00%      n/a     n/a


For measurement purposes, a 6% annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) was assumed for 1998, grading down 1% per year to an ultimate rate of 5%. The health care trend rate assumption does not have a significant effect on the contributory defined benefit postretirement plan, therefore, a one percentage point change in the trend rate is not material in the determination of the accumulated postretirement benefit obligation or the ongoing expense.


10. FEDERAL INCOME TAXES:

The effective federal income tax rate in the consolidated statement of income is less than the statutory corporate tax rate due to the following:

                                                   Year ended December 31
                                              1998        1997         1996

Statutory corporate tax rate                  35.0%      35.0%        34.0%
Differences in rate resulting from:
  Interest on obligations of state
   and political subdivisions                 (4.0)      (3.1)        (3.7)
  Other, net                                   1.1        0.4          0.9
--------------------------------------------------------------------------
    Effective federal income tax rate         32.1%      32.3%        31.2%
==========================================================================

The significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31:


(Dollars in Thousands)                          1998            1997

Deferred tax assets:
     Allowance for loan losses                $ 3,163         $ 2,447
     Accrued employee benefits                    724           1,046
     Deferred loan fees and costs                 323             441
     Other              120                       170
---------------------------------------------------------------------
           Total deferred tax assets            4,330           4,104
---------------------------------------------------------------------

Deferred tax liabilities:
     Available-for-sale securities              1,931           1,220
     Bank premises and equipment                  673             764
     Deferred Income                              244             515
     Investments                                  933             725
     Other                                        598             347
---------------------------------------------------------------------
        Total deferred tax liabilities          4,379           3,571
---------------------------------------------------------------------
        Net deferred tax (liability) asset     $  (49)         $  533
=====================================================================

The related federal income tax expense (benefit) on securities transactions approximated $146,000 in 1998, ($10,000) in 1997, and $16,000 in 1996.


11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

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


(Dollars in Thousands)                          Contract Amount
                                         1998                    1997

Loan commitments                      $ 69,568                $ 53,682
Standby letters of credit                1,430                   1,973
Unused credit card limits		18,968			18,132


Interest Rate Floors:
---------------------
The Company has entered into interest rate floor contracts with an unaffiliated financial institution as a means of managing the risk of changing interest rates. Interest rate floors are agreements to receive payments for interest rate differentials between an index rate and a specified floor rate, computed on notional amounts of approximately $20 million. These interest rate floors subject the Company to the risk that the counter-parties may fail to perform. In order to minimize such risk, the Company deals only with high-quality, financially secure financial institutions. The contracts expire as follows: $10 million in September, 1999, and $10 million in September, 2000.


12. REGULATORY MATTERS:

The primary source of funds for the dividends paid by the Company is dividends received from its banking subsidiaries. The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits of that year plus the retained net profits of the preceding two years. At December 31, 1998, approximately $12 million of retained net profits plus retained net profits through the dividend date of the banking subsidiaries were available for the payment of dividends to Peoples Bancorp Inc. without regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and each of its banking subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company and each of its banking subsidiaries met all capital adequacy requirements at December 31, 1998.

As of December 31, 1998, the most recent notifications from the banking regulatory agencies categorized the Company and each of its banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and each of its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed the Company's or any of its banking subsidiaries' category.

The Company's and its significant banking subsidiary's, The Peoples Banking and Trust Company ("Peoples Bank"), actual capital amounts and ratios are also presented in the table below.

                                                             Well Capitalized
                                                   For         Under Prompt
                                                 Capital     Action Provision
(Dollars in Thousands)          Actual          Adequacy
                           Amount    Ratio   Amount   Ratio   Amount   Ratio

As of December  31, 1998:
Total capital (to
risk-weighted assets)
  The Company             $ 68,359   12.0%  $ 45,766    8%   $ 57,207   10%
 Peoples Bank               51,865   10.8%    38,380    8%     47,975   10%
-----------------------------------------------------------------------------

Tier 1 (to
risk-weighted assets)
  The Company               60,310   10.5%    22,883    4%     34,324    6%
  Peoples Bank              45,846    9.6%    19,190    4%     28,785    6%
-----------------------------------------------------------------------------

Tier 1 (to
average assets)
  The Company               60,310    7.1%    34,083    4%     42,604    5%
  Peoples Bank              45,846    6.8%    26,986    4%     33,732    5%
-----------------------------------------------------------------------------

As of December  31, 1997:
Total capital (to
risk-weighted assets)
  The Company             $ 69,760   14.3%  $ 38,904    8%   $ 48,630    10%
  Peoples Bank              44,703   11.1%    32,095    8%     40,119    10%
-----------------------------------------------------------------------------

Tier 1 (to
risk-weighted assets)
  The Company               63,653   13.1%    19,452    4%     29,178     6%
  Peoples Bank              39,665    9.9%    16,048    4%     24,071     6%
-----------------------------------------------------------------------------

Tier 1 (to average assets)
  The Company               63,653    9.3%    27,401    4%     34,251     5%
  Peoples Bank              39,665    7.1%    22,427    4%     28,034     5%
-----------------------------------------------------------------------------

13. FEDERAL RESERVE REQUIREMENTS:

The subsidiary banks are required to maintain average reserve balances with the Federal Reserve Bank. The Reserve requirement is calculated on a percentage of total deposit liabilities and averaged $10,484,000 for the year ended December 31, 1998.


14. ACQUISITIONS:

On June 26, 1998, the Company acquired the deposits (approximately $121 million) and total loans (approximately $8 million) of four full-service offices in the communities of Point Pleasant (two offices), New Martinsville, and Steelton, West Virginia, from an unaffiliated financial institution. This acquisition was accounted for under the purchase method of accounting. Accordingly, consolidated results include the operations of the acquired full-service banking offices from the date of acquisition.

On December 12, 1997, the Company acquired Gateway Bancorp, Inc. and its subsidiary, Catlettsburg Federal Savings Bank, for total consideration of $21.6 million ($6.2 million in cash and $15.4 million in common stock). At the date of acquisition, Gateway Bancorp operated two full service offices in northeastern Kentucky, and had total assets of $61.2 million, deposits of $43.9 million and shareholders' equity of $15.3 million. This acquisition was accounted for under the purchase method of accounting.

In February 1997, the Company assumed approximately $12.5 million in deposit liabilities from an unaffiliated institution. In the agreement, the Company also acquired one full-service banking office in the community of Baltimore, Ohio. This acquisition was accounted for under the purchase method of accounting.

On January 1, 1997, the Company acquired Russell Federal Savings Bank ("Russell Federal") for a cash consideration of approximately $9.25 million. At the date of acquisition, Russell Federal had one full service office located in Russell, Kentucky, and had total assets of $28.0 million, deposits of $19.5 million and shareholders' equity of $8.0 million at December 31, 1996. This acquisition was accounted for under the purchase method of accounting.

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

The prices of the purchase acquisitions were allocated to the identifiable tangible and intangible assets acquired based upon their fair value at the acquisition date. Deposit intangibles, included in other assets, approximated $5,817,000 and $2,682,000, net of accumulated amortization of $1,409,000 and $583,000, at December 31, 1998 and 1997. Goodwill, included in other assets, approximated $16,299,000 and $10,114,000, net of accumulated amortization of $3,160,000 and $1,874,000, at December 31, 1998 and 1997.

The following summarizes the unaudited pro forma results of operations for the years ended December 31, 1997 and 1996, assuming the acquisitions accounted for under the purchase method had been consummated at the beginning of each year presented.


(Dollars in Thousands)                  1997           1996

Total interest income                $ 57,993       $ 53,125
Net income                              8,888          7,600
Diluted earnings per share               1.49           1.45


15. STOCK OPTIONS:

The Company's stock option plans provide for the granting of both incentive stock options and non-qualified stock options of up to 751,672 shares of
common stock.   Under the provisions of the plans, the option price per
share shall not be less than the fair market value of the common stock on the date of grant of such option, therefore no compensation expense is recognized. All granted options vest in periods ranging from six months to eight years and expire 10 years from the date of grant. The weighted average remaining contractual life of options outstanding at December 31, 1998 was
7.0 years.


                                          1998                  1997
                                  Number      Option     Number     Option
                                 of shares    price     of shares    price
Non-qualified stock options
---------------------------
Outstanding at beginning
  of year                      121,374   $10.75-28.00   83,244   $10.75-14.10
  Granted                       11,400    28.75-32.75   57,718    17.92-28.00
  Exercised                     25,446    10.99-20.34   14,568    11.30-20.34
  Canceled                                               5,020    10.99-20.34
-----------------------------------------------------------------------------
Outstanding at end of year     107,328    10.75-32.75  121,374    10.75-28.00
=============================================================================

Exercisable at end of year      77,463   $10.75-32.75   73,948   $10.75-20.34
=============================================================================

Weighted average fair value
 of options  granted during
 the year                                $       5.97            $       6.56
=============================================================================

Incentive stock options

Outstanding at beginning
 of year                       352,837   $ 9.65-29.17  272,938   $ 9.65-12.88
Granted                         17,224    25.50-28.75  104,250          29.17
Exercised                       22,482     9.65-12.88   24,351     9.65-12.88
Canceled                        12,379    12.88-29.17
------------------------------------------------------------------------------
Outstanding at end of year     335,200     9.65-29.17  352,837     9.65-29.17
==============================================================================

Exercisable at end of year     164,697   $ 9.65-12.88  135,840   $ 9.65-12.88
==============================================================================


The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's stock options granted is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company utilized the Black-Scholes option pricing model for purposes of providing pro forma disclosures as if the Company had used the fair value method for computing compensation expense for its stock-based compensation plans. The following weighted average assumptions were used in the pricing model for 1998, 1997, and 1996 respectively: risk-free interest rates of 5.25%, 6.40%, and 6.40%; dividend yields of 2.40%, 1.90%, and 1.90%; volatility factors of the expected market price of the Company's stock of 0.15, 0.12, and 0.12, and a weighted average expected life of the option of 7 years.

Had compensation expense for the Company's stock based compensation plans been determined using the fair value method, net income and earnings per share would have been as summarized below:


(Dollars in Thousands, except Per Share Data)

                                   1998         1997         1996
Net Income:
     As Reported                $ 10,045      $ 8,605      $ 7,651
     Pro forma                     9,811        8,458        7,637

Basic Earnings Per Share:
     As Reported                $   1.75      $  1.65      $  1.48
     Pro forma                      1.71         1.62         1.48

Diluted Earnings Per Share:
     As Reported                $   1.70      $  1.60      $  1.46
     Pro forma                      1.66         1.57         1.42


16. PARENT COMPANY ONLY FINANCIAL INFORMATION:


(Dollars in Thousands)
                                                      December 31,
Condensed Balance Sheets                        1998                1997
Assets:
-------
Cash                                          $    50            $     20
Interest bearing deposits in subsidiary bank      116                 530
Receivable from subsidiary bank                 1,769               1,168
Investment securities:  Available-for-sale
 (amortized cost of $1,164 and $1,341 at
 December 31, 1998 and 1997, respectively)      3,094               2,960
Investments in subsidiaries:
         Banks                                 84,909              76,869
         Non-banks                              1,197               1,138
Other assets                                      919               1,274
-------------------------------------------------------------------------
   Total assets                               $92,054             $83,959
=========================================================================

Liabilities:
------------
Accrued expenses and other liabilities        $ 2,533             $ 1,412
Dividends payable                                 807                 729
Long-term borrowings                            2,700               3,000
-------------------------------------------------------------------------
   Total liabilities                            6,040               5,141
=========================================================================

Stockholders' equity                           86,014              78,818
-------------------------------------------------------------------------
   Total liabilities and stockholders'
   equity                                     $92,054             $83,959
=========================================================================


(Dollars in Thousands)                         Year ended December 31,
Consolidated Statements of Income           1998         1997        1996

Income:
-------
Dividends from subsidiary banks           $13,157      $12,990     $ 4,010
Dividends from other subsidiaries              40           50          40
Interest                                      179           72         346
Management fees from subsidiaries             909          903         902
Other                                         548           77          64
--------------------------------------------------------------------------
     Total income                          14,833       14,092       5,362
--------------------------------------------------------------------------

Expenses:
---------
Salaries and benefits                       1,175        1,220       1,156
Interest                                      186          217         118
Other                                         749          818         784
--------------------------------------------------------------------------
     Total expenses                         2,110        2,255       2,058
--------------------------------------------------------------------------

Income before federal income taxes
 and (excess dividends from) equity
 in undistributed earnings of
 subsidiaries                              12,723       11,837       3,304
Applicable income tax benefit                 (75)        (250)       (190)
(Excess dividends from) equity in
 undistributed earnings of subsidiaries    (2,753)      (3,482)      4,157
--------------------------------------------------------------------------
            Net income                    $10,045      $ 8,605     $ 7,651
==========================================================================



(Dollars in Thousands)                           Year ended December 31,
Statements of Cash Flows                      1998       1997        1996

Cash flows from operating activities:
-------------------------------------
Net income                                  $10,045     $ 8,605    $ 7,651
Adjustment to reconcile net income
 to cash provided by operations:
   Amortization and depreciation                223         230        208
   Excess dividends from (equity
    in undistributed earnings of)
    subsidiaries                              2,753       3,482     (4,157)
     Gain on securities transactions           (517)
     Other, net                               1,165         (48)      (382)
--------------------------------------------------------------------------
      Net cash provided by operating
       activities                            13,669      12,269      3,320
==========================================================================


Cash flows from investing activities:
-------------------------------------
Proceeds from sales (purchases) of
 investment securities                          693         (44)      (199)
Expenditures for premises and equipment         (36)        (33)       (89)
Investment in subsidiaries                   (9,819)    (15,436)
Repayment of capital note receivable
 from subsidiary                                          3,000
--------------------------------------------------------------------------
      Net cash used in investing activities  (9,162)    (12,513)      (288)
--------------------------------------------------------------------------

Cash flows from financing activities:
-------------------------------------
Proceeds from long-term borrowings                        3,000
Payments on long-term borrowings               (300)                (1,560)
Purchase of treasury stock                   (2,059)       (327)      (332)
Change in receivable from subsidiary           (601)       (268)        69
Proceeds from issuance of common stock          607         314        431
Cash dividends paid                          (2,538)     (2,184)    (1,934)
--------------------------------------------------------------------------
      Net cash (used in) provided by
       financing activities                  (4,891)        535     (3,326)
--------------------------------------------------------------------------
      Net (decrease) increase in cash          (384)        291       (294)
Cash and cash equivalents at the
 beginning of the year                          550         259        553
--------------------------------------------------------------------------
      Cash and cash equivalents at
       the end of the year                  $   166     $   550     $  259
==========================================================================

The parent company paid interest totaling $186,000, $217,000 and $118,000 during the years ended December 31, 1998, 1997, and 1996, respectively.


17. SUMMARIZED QUARTERLY INFORMATION (UNAUDITED):

A summary of selected quarterly financial information for 1998 and 1997 follows:


(Dollars in Thousands, except Per Share Data)

                                                     1998
                                    First     Second      Third      Fourth
                                   Quarter    Quarter    Quarter    Quarter

Interest income                    $15,364    $15,735    $16,307    $16,239
Interest expense                     7,320      7,531      7,921      7,725
Net interest income                  8,044      8,204      8,386      8,514
Provision for possible loan losses      96        546        546        537
Investment securities gains (losses)     4        427        (13)
Other income                         1,618      1,590      1,647      1,965
Other expenses                       5,414      5,444      6,400      6,018
Income taxes                         1,180      1,431        978      1,151
Net income                           2,376      2,800      2,096      2,773
Earnings per share:
   Basic                              0.41       0.49       0.37       0.48
   Diluted                         $  0.40    $  0.47    $  0.36    $  0.47
Average shares outstanding:
   Basic                         5,746,684  5,754,541  5,741,362  5,737,102
   Diluted                       5,935,553  5,955,684  5,903,458  5,881,283



                                                     1997
                                   First      Second      Third      Fourth
                                  Quarter     Quarter    Quarter     Quarter

Interest income                    $12,762    $13,122    $13,639    $14,313
Interest expense                     5,918      6,106      6,443      6,749
Net interest income                  6,844      7,016      7,196      7,564
Provision for possible loan losses     588        641        676        684
Investment securities (losses) gains   (29)        (2)                    3
Other income                         1,418      1,462      1,528      1,558
Other expenses                       4,705      4,721      4,851      4,988
Income taxes                           938        989      1,039      1,133
Net income                           2,002      2,125      2,158      2,320
Earnings per share:
   Basic                              0.39       0.41       0.42       0.44
   Diluted                         $  0.38    $  0.40    $  0.40    $  0.42
Average shares outstanding:
   Basic                         5,168,804  5,174,951  5,180,915  5,313,012
   Diluted                       5,292,567  5,329,832  5,361,400  5,513,401



REPORT OF INDEPENDENT AUDITORS
==============================

To the Stockholders and Board of Directors:
-------------------------------------------

We have audited the accompanying consolidated balance sheets of Peoples Bancorp Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Bancorp Inc. and Subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                        /S/ ERNST & YOUNG, LLP
                                            Ernst & Young, LLP

Charleston, West Virginia
February 8, 1999



AVERAGE BALANCES AND ANALYSIS OF NET INTEREST INCOME
====================================================


(Dollars in Thousands)
                                     1998                             1997                    1996
                                                Average                           Average                            Average
                          Average   Income/      Yield/   Average     Income/     Yield/     Average    Income/      Yield/
                          Balance   Expense      Rate     Balance     Expense     Rate       Balance    Expense      Rate
Securities (1):
---------------
Taxable                   $183,372   $11,671     6.36%    $126,632    $ 8,636     6.82%      $127,815   $ 8,655      6.77%
Nontaxable (2)              34,653     2,677     7.72%      22,271      1,819     8.17%        22,621     1,906      8.42%
     Total                 218,025    14,348     6.58%     148,903     10,455     7.02%       150,436    10,561      7.02%
Loans (3) (4):
Commercial                 186,746    17,156     9.19%     145,971     13,939     9.55%       125,138    11,944      9.54%
Real estate                234,141    20,176     8.62%     209,330     17,863     8.53%       172,367    14,322      8.31%
Consumer                   111,824    11,684    10.45%     112,928     11,739    10.40%       102,759    10,949     10.66%
Valuation reserve           (9,134)                         (7,521)                            (6,799)
--------------------------------------------------------------------------------------------------------------------------
  Total                     523,577   49,016     9.20%     460,708     43,541     9.30%       393,465    37,215      9.46%
--------------------------------------------------------------------------------------------------------------------------

Short-term Investments:
-----------------------
Interest-bearing deposits     3,967      222     5.60%       1,713         93     5.41%           622        29      4.64%
Federal funds sold           20,671    1,104     5.34%       7,915        437     5.52%         5,900       315      5.35%
--------------------------------------------------------------------------------------------------------------------------
  Total                      24,638    1,326     5.38%       9,628        530     5.50%         6,522       344      5.28%
--------------------------------------------------------------------------------------------------------------------------
  Total earning assets      766,240   64,690     8.45%     619,239     54,526     8.81%       550,423    48,120      8.74%
Other assets                 65,056                         48,260                             42,021
                           --------                       --------                           --------
  Total assets             $831,296                       $667,499                           $592,444
                           --------                       --------                           --------

Deposits:
---------
Savings                    $ 97,262  $ 2,764     2.84%    $ 83,342    $ 2,552     3.06%      $ 75,805   $ 2,302      3.04%
Interest-bearing demand     168,035    6,002     3.57%     126,462      4,372     3.46%       111,376     3,656      3.28%
Time                        321,920   17,284     5.37%     277,559     15,358     5.53%       234,550    12,922      5.51%
--------------------------------------------------------------------------------------------------------------------------
  Total                     587,217   26,050     4.44%     487,363     22,282     4.57%       421,731    18,880      4.48%
--------------------------------------------------------------------------------------------------------------------------

Borrowed Funds:
---------------
Short-term                   44,959    2,242     4.99%      22,463      1,023     4.55%        29,965     1,449      4.84%
Long-term                    38,885    2,205     5.67%      30,495      1,911     6.27%        26,692     1,637      6.13%
--------------------------------------------------------------------------------------------------------------------------
  Total                      83,844    4,447     5.30%      52,958      2,934     5.54%        56,657     3,086      5.45%
--------------------------------------------------------------------------------------------------------------------------
Total interest-
     bearing liabilities    671,061   30,497     4.54%     540,321     25,216     4.67%       478,388    21,966      4.59%
--------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing
   demand deposits         70,064                         59,860                               54,923
Other liabilities           7,904                          7,248                                6,114
                          -------                        -------                              -------
  Total liabilities       749,029                        607,429                              539,425
  Stockholders' equity     82,267                         60,070                               53,019
                          -------                        -------                              -------
  Total liabilities and
  stockholders' equity   $831,296                       $667,499                             $592,444
                          -------                        -------                              -------
Interest rate spread                 $34,193     3.91%                $29,310     4.14%                  $26,154     4.15%
                                     -------     -----                -------     -----                  -------     -----
Interest income/earning assets                   8.45%                            8.81%                              8.74%
Interest expense/earning assets                  3.98%                            4.07%                              3.99%
                                                 -----                            -----                              -----
Net yield on earning assets
 (net interest margin)                           4.47%                            4.74%                              4.75%
                                                 =====                            =====                              =====

(F1)  Average balances of investment securities based on carrying value.
(F2) Computed on a fully tax equivalent basis using a tax rate of 35% in 1998 and 1997 and 34% in 1996. Interest income was increased by $1,045,000, $690,000 and $723,000 for 1998, 1997, and 1996, respectively.
(F3) Nonaccrual and impaired loans are included in the average balances listed. Related interest income on nonaccrual loans prior to the loan being put on nonaccrual is included in loan interest income.
(F4) Loan fees included in interest income for 1998, 1997 and 1996 were $551,000, $542,000 and $460,000, respectively.





RATE VOLUME ANALYSIS/MATURITIES TABLES
======================================


(Dollars in Thousands)
                           Change in Income/Expense (1)   Rate Effect              Volume Effect
                           1998      1997     1996      1998      1997   1996     1998      1997    1996
Investment income: (2)
Taxable                    $ 3,035   $ (19)   $ 1,988   $ (609)   $ 61   $ (237)  $ 3,644   $ (80)  $ 2,225
Nontaxable                     858     (87)      (211)    (103)    (58)    (112)      961     (29)      (99)
----------------------------------------------------------------------------------------------------------
        Total                3,893    (106)     1,777     (712)      3     (349)    4,605    (109)    2,126
----------------------------------------------------------------------------------------------------------
Loan Income:
Commercial                   3,217   1,995        674     (547)      6     (397)    3,764    1,989    1,071
Real estate                  2,313   3,541        659      177     396     (672)    2,136    3,145    1,331
Consumer                       (55)    790      1,644       67    (256)   1,028      (122)   1,046      616
----------------------------------------------------------------------------------------------------------
        Total                5,475   6,326      2,977     (303)    146      (41)    5,778    6,180    3,018
----------------------------------------------------------------------------------------------------------
Short-term investments         796     186       (467)     (12)     17      (75)      808      169     (392)
----------------------------------------------------------------------------------------------------------
Total interest income       10,164   6,406      4,287   (1,027)    166     (465)   11,191    6,240    4,752
==========================================================================================================
Interest expense:
Savings                        212     250         (5)    (193)     19     (226)      405      231      221
Interest-bearing demand
  deposits                   1,630     716        428      149      202     (208)    1,481      514      636
Time                         1,926   2,436         73   (3,570)   2,831     (583)    5,496     (395)     656
Short-term borrowings        1,219   ( 426)       398      106      (80)    (182)    1,113     (346)     580
Long-term borrowings           294     274        295     (195)      36      240       489      238       55
----------------------------------------------------------------------------------------------------------
Total interest expense       5,281   3,250      1,189   (3,703)   3,008     (959)    8,984      242    2,148
----------------------------------------------------------------------------------------------------------
                           $ 4,883 $ 3,156    $ 3,098$   2,676  $(2,842)  $  494   $ 2,207  $ 5,998  $ 2,604
==========================================================================================================


(F1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each.
(F2)  Presented on a fully tax equivalent basis.




LOAN MATURITIES AT DECEMBER 31, 1998
====================================

                                               Due in
                                              One Year       Due
                                 Due in       Through       After
Loan Type                       One Year       Five         Five       Total
                                Or Less        Years        Years
Commercial loans:
     Fixed                    $  19,588     $  28,960    $  11,996  $  60,544
     Variable                    56,503        32,154       63,333    151,990
-----------------------------------------------------------------------------
                                 76,091        61,114       75,329    212,534
=============================================================================

Real estate loans:
------------------
     Fixed                        9,038        29,105       40,025     78,168
     Variable                    32,046        81,136       52,502    165,684
-----------------------------------------------------------------------------
                                 41,084       110,241       92,527    243,852
=============================================================================

Consumer loans:
---------------
     Fixed                       42,404        57,786        1,626    101,816
     Variable                     8,198         1,234          283      9,715
-----------------------------------------------------------------------------
                                 50,602        59,020        1,909    111,531
=============================================================================
        Total                 $ 167,777     $ 230,375    $ 169,765  $ 567,917
=============================================================================


MATURITIES OF CERTIFICATES OF DEPOSIT $100,000 AND OVER AT DECEMBER 31:
=======================================================================

                         1998         1997        1996         1995
Under 3 months        $ 19,121     $ 13,302    $ 16,437     $ 18,662
3 to 6 months           34,636       24,069       8,279        9,319
6 to 12 months           9,189        9,520      10,309        5,140
Over 12 months           9,262       10,698       8,356        8,266
--------------------------------------------------------------------
        Total         $ 72,208     $ 57,589    $ 43,381     $ 41,387
====================================================================


LOAN PORTFOLIO ANALYSIS
=======================

(Dollars in Thousands)

                            1998       1997       1996       1995       1994
Year-end balances:
------------------
Commercial, financial
 and agricultural        $212,530   $159,035   $127,927   $117,306   $117,015
Real estate               233,550    228,689    175,505    154,469    150,289
Real estate,
 construction              10,307     19,513      9,944      5,919      2,528
Consumer                  104,718    107,158    102,044     95,464     86,098
Credit card                 6,812      7,175      6,993      6,368      5,423
-----------------------------------------------------------------------------
        Total            $567,917   $521,570   $422,413   $379,526   $361,353
=============================================================================

Average total loans       532,711    468,229    400,264    367,222    337,500
Average allowance
 for loan losses           (9,134)    (7,521)    (6,799)    (6,719)    (6,680)
-----------------------------------------------------------------------------
Average loans, net of
 allowance               $523,577   $460,708   $393,465   $360,503   $330,820
=============================================================================

Allowance for loan
 losses, January 1       $  8,356   $  6,873   $  6,726   $  6,783   $  6,370
Allowance for loan
 losses acquired                         290

Loans charged off:
------------------
Commercial, financial
 and agricultural             101        354        342        256         39
Real estate                    46         42         93         82        189
Consumer                    1,220      1,258      1,726      1,352        842
Credit card                   278        263        168        113         54
-----------------------------------------------------------------------------
        Total               1,645      1,917      2,329      1,803      1,124
-----------------------------------------------------------------------------

Recoveries:
-----------
Commercial, financial
 and agricultural             55         124         36        111        392
Real estate                   13           6         75         60         61
Consumer                     378         374        391        251        304
Credit card                   27          17          9          9         15
-----------------------------------------------------------------------------
        Total                473         521        511        431        772
-----------------------------------------------------------------------------

Net chargeoffs:
---------------
Commercial, financial
 and agricultural             46         230        306        145       (353)
Real estate                   33          36         18         22        128
Consumer                     842         884      1,335      1,101        538
Credit card                  251         246        159        104         39
-----------------------------------------------------------------------------
        Total              1,172       1,396      1,818      1,372        352
-----------------------------------------------------------------------------
Provision for loan
 losses, December 31       2,325       2,589      1,965      1,315        765
-----------------------------------------------------------------------------
Allowance for loan
 losses, December 31     $ 9,509    $  8,356   $  6,873   $  6,726   $  6,783
=============================================================================

Allocation of allowance for loan losses at December 31:
-------------------------------------------------------
Commercial               $ 3,757    $  3,147   $  2,741   $  3,440   $  3,281
Real estate                1,453       1,478      1,050      1,517      1,828
Consumer                   2,556       2,255      2,078      1,519      1,096
Credit card                  628         395        131        100         89
Unallocated                1,115       1,081        873        150        489
-----------------------------------------------------------------------------
        Total            $ 9,509    $  8,356   $  6,873   $  6,726   $  6,783
=============================================================================

Percent of loans to total loans at December 31:
-----------------------------------------------
Commercial                 37.4%       30.5%      30.3%      30.9%      32.4%
Real estate                41.1        43.8       41.5       40.7       41.6
Real estate, construction   1.9         3.8        2.3        1.5        0.7
Consumer                   18.4        20.5       24.2       25.2       23.8
Credit card                 1.2         1.4        1.7        1.7        1.5
-----------------------------------------------------------------------------
              Total       100.0%      100.0%     100.0%     100.0%     100.0%
=============================================================================

Ratio of net chargeoffs to average total loans:
-----------------------------------------------
Commercial                 0.01%       0.05%      0.08%      0.04%     (0.11)%
Real estate                0.01        0.01       0.00       0.01       0.04
Consumer                   0.16        0.19       0.33       0.30       0.16
Credit card                0.04        0.05       0.04       0.02       0.01
-----------------------------------------------------------------------------
        Total              0.22%       0.30%      0.45%      0.37%      0.10%
=============================================================================

Nonperforming loans:
--------------------
Nonaccrual loans         $   687     $ 1,220    $   999    $   482    $   902
Loans 90+ days past due      495         462        621      1,236      1,082
Other real estate owned      396          19         28         45         97
-----------------------------------------------------------------------------
        Total             $1,578     $ 1,701    $ 1,648    $ 1,763    $ 2,081
=============================================================================

Nonperforming loans as a
 percent of total loans    0.28%       0.33%      0.39%      0.46%      0.58%
=============================================================================


Interest income on nonaccrual loans which would have been recorded under the original terms of the loans for 1998, 1997 and 1996 was $33,000 (of which $5,000 was actually recorded), $41,000 (of which $5,000 was actually recorded) and $78,000 (of which $11,000 was actually recorded), respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS
====================================

INTRODUCTION
------------
The following discussion and analysis of the consolidated financial statements is presented to provide insight into management's assessment of the financial results of Peoples Bancorp Inc. (the "Company"). It also recaps the significant events that led to the results. The Company's business activities are currently confined to one operating segment which is community banking. The Company's subsidiaries, The Peoples Banking and Trust Company ("Peoples Bank"), The First National Bank of Southeastern Ohio ("First National"), Peoples Bank FSB, and The Northwest Territory Life Insurance Company, provide financial services to individuals and businesses within the Company's market area.


Peoples Bank is chartered by the State of Ohio and subject to regulation, supervision, and examination by the Federal Deposit Insurance Corporation ("FDIC") and the Ohio Division of Banks. First National is a member of the Federal Reserve System and subject to regulation, supervision, and examination by the Office of the Comptroller of the Currency. Peoples Bank FSB is a member of the Federal Home Loan Bank, and is subject to regulation, supervision, and examination by the Office of Thrift Supervision, and is also subject to limited regulation by the Board of Governors of the Federal Reserve System.

This discussion and analysis should be read in conjunction with the audited consolidated financial statements and footnotes and the ratios, statistics, and discussions contained elsewhere in this Annual Report.

The following text will include references to several acquisition transactions that have affected or will affect the Company's results of operations. On December 12, 1997, the Company completed the purchase of Gateway Bancorp, Inc. and its subsidiary, Catlettsburg Federal Savings Bank ("Catlettsburg Federal"), of Catlettsburg, Kentucky, for approximately $21.6 million in a combination of cash of $6.2 million and 548,208 shares of
Company stock ("Gateway Bancorp Acquisition").   Catlettsburg Federal had
total assets of $64.3 million and deposits of $43.8 million at December 12, 1997. Management operated Catlettsburg Federal as a federal savings bank subsidiary of the Company until December 31, 1998, when it merged Catlettsburg Federal and Russell Federal Savings Bank ("Russell Federal") into a single thrift and renamed the company "Peoples Bank FSB".

On June 26, 1998, Peoples Bank completed the purchase of four full-service banking offices located in the communities of Point Pleasant (two offices), New Martinsville, and Steelton, West Virginia ("West Virginia Banking Center Acquisition") from an unaffiliated institution. In the transaction, Peoples Bank assumed approximately $121.0 million of deposits and purchased $8.3 million in loans.


OVERVIEW OF THE INCOME STATEMENT
--------------------------------

The Company had increased net income of $1,440,000 or 16.7%, to $10,045,000 in 1998 from $8,605,000 in 1997. On a diluted basis, earnings per share reached $1.70 in 1998, up $0.10 (or 6.3%) compared to the previous year.
The Company's core earnings increased due to stronger earnings in existing business units and additional revenue streams associated with recent acquisitions. Return on average equity in 1998 totaled 12.21% compared to 14.33% in 1997. Return on average assets was 1.20% in 1998 compared to 1.29% the previous year.

Due primarily to earning asset growth, net interest income in 1998 increased $4,528,000 (or 15.8%) to $33,148,000. The provision for loan losses in 1998 was comparable to the 1997 amount and reflective of the quality of the portfolio and management of the inherent credit risks therein. Bolstered by strong fourth quarter performance, non-interest income increased $854,000 (or 14.3%) to $6,820,000. In 1998, the Company reported net gains on securities transactions of $418,000 compared to nominal losses in 1997. Non-interest expense increased $4,011,000 (or 20.8%) to $23,276,000 due to a combination of costs related to market expansion and acquisition, as well as expenses related to refinancing of long-term debt. After considering one-time charges, the Company's efficiency ratio improved to 50.38% for the year ended December 31, 1998, compared to 51.06% in 1997.

The Company continues to grow through purchase acquisitions.
While acquisitions using stock are continually evaluated, management is cognizant of not diluting shareholder ownership merely for the sake of growth. Management believes a comparative approach to financial reporting should include the discussion of "cash earnings", which removes the after-tax impact of the amortization of intangibles on the Company's results of operations and facilitates comparison of the Company with competitors making acquisitions using pooling of interests accounting. The Company has supplemented and will continue to supplement the discussion of its results of operations with an analysis of cash earnings. Management uses cash earnings as one of several ways to evaluate the impact of acquisitions on profitability and the Company's return on its investment. Recent acquisitions have increased and will modestly increase the Company's amortization expense related to goodwill and other intangibles and as a result, the purchase method of accounting has affected earnings per share and other ratios.

In 1998, intangible amortization expense totaled $2,093,000 ($1,360,000 after taxes) compared to $1,138,000 ($740,000 after taxes) last year. After adjusting for the after-tax effect of the amortization of intangibles, diluted cash earnings per share for the year ended December 31, 1998 was $1.95, up $0.21 (or 12.1%) from $1.74 in diluted cash earnings per share in 1997. Return on tangible assets was 1.41% in 1998 compared to 1.42% in 1997. Return on tangible equity dropped to 17.82% in 1998 compared to 18.00% last year.


INTEREST INCOME AND EXPENSE
---------------------------

Net interest income is the amount by which interest income on earning assets exceeds interest paid on interest-bearing liabilities. Interest earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits and borrowed funds such as Federal Home Loan Bank ("FHLB") borrowings. Net interest income remains the primary source of revenue for the Company. Changes in market interest rates, as well as adjustments in the mix of interest-earning assets and interest-bearing liabilities, impact net interest income.

When compared to the previous year, increased operating earnings in 1998 can be attributed primarily to growth of the Company's net interest income.
The West Virginia Banking Center Acquisition and the Gateway Bancorp Acquisition provided increased funding sources for the Company to grow its earning asset base, generating incremental interest income streams.

As a result, net interest income grew significantly in 1998, up $4,528,000 (or 15.8%) to $33,148,000 compared to 1997. Total interest income reached $63,645,000 while interest expense totaled $30,497,000. Included in interest income is $1,967,000 of tax-exempt income from investments issued by and loans made to states and political subdivisions. Since these revenues are not taxed, it is more meaningful to analyze net interest income on a fully-tax equivalent ("FTE") basis.

Net interest margin is calculated by dividing FTE net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by the Company's balance sheet. In 1998, net interest margin was 4.47% compared to 1997's ratio of 4.74%. The FTE yield on earning assets was 8.45% in 1998, compared to 8.81% in 1997. The cost of earning assets decreased 9 basis points to 3.98% in 1998.

In late 1998, the Federal Reserve Board modestly decreased the discount rate and, as a result, the national prime rate decreased 25 basis points. The Company adjusted its loan and deposit rates downward to reflect the decrease in the national prime rate. This rate adjustment, combined with the "flat" yield curve (i.e. little or no difference in short-term and long-term interest rates) in effect for interest rates in general, combined to produce decreased net interest margins for the Company in 1998.

Several other factors also contributed to net interest margin compression. The deposits acquired in the West Virginia Banking Center Acquisition significantly increased the Company's earning asset base in comparatively lower-yielding assets such as federal funds sold. In 1998, average balances in federal funds sold were $20.7 million, up $12.8 million compared to 1997. By the end of 1998, the Company had redeployed recently acquired funds to an earning asset mix that had a more appropriate balance of profitability, risk, and characteristics similar in nature to the Company's allocation before the West Virginia Banking Center Acquisition.

Net interest margin also decreased due to competitive pressures for loans and deposits in the Company's markets. In addition, the recent thrift acquisitions modestly changed the Company's earning asset mix and lowered margins, due to the fact the Company's thrifts have primarily invested in real estate loans, which typically do not generate return on investment like other loan products such as commercial and personal loans.

In late 1998, the Company initiated actions designed to enhance net interest income, margin and other performance ratios. The Company prepaid $20.3 million of its long-term FHLB borrowings at a one time cost of $402,000 ($261,000 after tax). The average rate on these advances was 6.13% with a weighted average maturity of approximately 7 years. The Company replaced these borrowings with $20 million of FHLB advances with a one year weighted average cost of 4.28%. At the FHLB's option, the product may reprice to a LIBOR-based ("London Interbank Offer Rate") rate. Management estimates that, absent other changes, the one time cost of refinancing will be recovered in approximately two years. Recent declines in interest rates decreased yields on the Company's variable rate assets such as federal funds sold, as well as the rates on deposit products offered by the Company. The prepayment of certain long-term FHLB borrowings should partially offset the recent decreases in discount rates being paid by the Federal Reserve.

Average loans grew $62.8 million (or 13.7%) in 1998 and comprise the largest earning asset component on the Company's balance sheet. Due to recent acquisitions and resulting increases in funding sources, the Company's average balances of investment securities increased $69.1 million from $148.9 million in 1997 to $218.0 million in 1998. Management is continuously evaluating alternative investment and loan products to maximize return at an appropriate level of risk.

Yield on earning assets totaled 8.45% in 1998, compared to 8.81% the prior year. Loan yields decreased to 9.21% in 1998 compared to 9.30% in 1997. Net interest margin was negatively impacted by decreases in the Company's investment portfolio yield, which dropped 44 basis points to 6.58% in 1998, reflecting the reinvestment of higher-yielding, maturing investments into lower-yielding instruments.

Compared to 1997, cost of interest-bearing liabilities decreased 13 basis points to 4.54% in 1998. Deposit costs decreased due to a combination of lowering time deposit rates, the acquisition of lower interest cost funding sources from the West Virginia Banking Center Acquisition, and the implementation of regional pricing in selected markets served by the Company.

Interest costs on the Company's array of traditional interest-bearing deposit products decreased 13 basis points to 4.44% in 1998 compared to the previous year. The most significant component of interest expense in 1998 was interest paid on time deposits (i.e. Certificates of Deposits and Individual Retirement Accounts). In 1998, the Company paid interest of $17,285,000, or 5.37%, on average time deposit balances of $321.9 million. In 1997, the average rate paid was 5.53% on average time deposit balances of $277.6 million. Growth in this type of funding source was generated primarily from acquisitions. This combination increased interest expense costs by $715,000. Management expects deposit pricing to be increasingly competitive in 1999 and will continue to focus its efforts to increase balances in non-interest bearing demand deposits, which grew $10.2 million to $70.1 million in average balances in 1998.

In 1998, the Company continued to use a combination of short-term and long-term borrowings as a funding source. The Company's cash management services (offered to a variety of business customers) have provided short-term funding, specifically overnight repurchase agreements. In 1998, the Company's average balances of overnight repurchase agreements increased $11.4 million to $31.4 million, due primarily to growth in balances from existing customers and increased market penetration. Due to product redesign of the Company's overnight repurchase agreements, the average rate paid in 1998 on overnight repurchase agreements totaled 4.70%, up 29 basis points from the prior year's average rate of 4.40%.

In 1998, the Company used short-term FHLB advances as a funding source for a pre-investment strategy related to the West Virginia Banking Center Acquisition. As a direct result, average short-term FHLB balances increased to $12.5 million in 1998, compared to $2.0 million in 1997, causing interest costs to increase to $712,000 (up from $117,000 last year). In 1998, the average interest rate on short-term FHLB advances was 5.68% compared to 5.78% in 1997. Management plans to maintain access to short-term FHLB borrowings as an appropriate funding source.

Long-term borrowing costs decreased compared to last year due to flattening of the yield curve. The rate paid on average long-term borrowings totaled 5.67% in 1998, down 60 basis points compared to 6.27% in 1997. The majority of the Company's long-term borrowings are fixed rate FHLB borrowings.

The growth of the Company's earning asset base through recent acquisitions will continue to impact net interest margin in 1999. Although net interest margin compression has recently stabilized, management expects interest rate pressures will continue to challenge the Company in 1999 as financial institutions and other competitors continue to search for new methods and products to satisfy increasing customer demand for higher yielding interest-bearing deposits. Management will continue to monitor the effects of net interest margin on the performance of the Company. Please refer to the "Consolidated Average Balance Sheet and Analysis of Net Interest Income" table included on page 34 for a complete quantitative evaluation of the Company's net interest margin.


PROVISION FOR LOAN LOSSES
-------------------------

In 1998, the Company recorded a provision for loan losses of $2,325,000, compared to 1997's expense of $2,589,000. The provision is based upon management's continuing evaluation of the adequacy of the allowance for loan losses and is reflective of the quality of the portfolio and overall management of the inherit credit risk. Management expects modest internal loan growth in 1999 and believes that 1999's provision expense will remain
approximately level with the 1998 provision.   The duration of current
provision levels will be dependent on loan delinquencies, portfolio risk, overall loan growth, and general economic conditions in the Company's markets.

NON-INTEREST INCOME
-------------------

The Company's non-interest income is generated from four primary sources: cost-recovery fees related to deposit accounts, income derived from fiduciary activities, electronic banking revenues, and insurance commissions. Non-interest income (excluding securities transactions) from operations reached record levels in 1998, totaling $6,820,000, an increase of 14.3% compared to 1997. All non-interest income categories had strong growth compared to last year. Management continues to focus on non-interest income as a primary source of cost-recovery.

In 1998, account service charge income related to deposits increased
$351,000 (or 15.9%) to $2,553,000. Several factors contributed to this growth, including the West Virginia Banking Center Acquisition and its associated $121 million in deposits, which provided the base for increased fee income in the last six months of 1998. Approximately $255,000 (or 72.6%) of the Company's increase can be directly attributed to the deposits acquired in the West Virginia Banking Center Acquisition. The Company's fee income generated from deposits is based on the cost associated with relevant services provided.

The fee structure for investment and fiduciary activities is based primarily on the market value of assets being managed, which totaled approximately $535 million at year-end 1998, up approximately $30 million from the previous year-end. Income from fiduciary activities totaled $2,325,000, an increase of 6.8% compared to 1997. The Company continues to build on its leadership position in its markets and investment and fiduciary services will be a significant contributor to the Company's non-interest income streams.

Electronic banking, including ATM cards, direct deposit services, and debit card services, is one of the many product lines offered by the Company.
The recovery of costs through fees associated with these products and services is beginning to significantly impact the Company's non-interest income. For the year ended December 31, 1998, total fees related to electronic banking reached $596,000, up $120,000 (or 25.3%) compared to the same period last year. These increases are primarily due to revenues related to the Company's growing debit card program as well as non-customer activity in the Company's network of ATM's, which has caused a corresponding increase in ATM-related revenues.

In addition to traditional sources of non-interest income, the Company also has the capability to provide customer service through a complete line of insurance products. The Company's insurance subsidiaries, Northwest Territory Life Insurance Agency, Inc. and Northwest Territory Property and Casualty Insurance Agency, Inc. (the "Agencies"), which are part of First National Bank, provide full life and property insurance product lines to consumers in Ohio. In August 1998, these agencies were licensed by Ohio-based Motorists Mutual Insurance Company, MICO Insurance Company, and Motorists Life Insurance Company ("Motorists"). The Agencies offer a complete line of life and property and casualty products through Motorists, as well as investment products through Marketing One Securities, Inc. Commissions on insurance and securities operations generated revenues of $430,000 in 1998, up $91,000 (or 27.0%) compared to 1997, representing the
Company's largest percentage non-interest income increase.

Management will continue to explore new methods of enhancing non-interest income in the future. Both traditional and nontraditional financial service products are being analyzed for inclusion in the product mix currently being offered by the Company.


GAINS (LOSSES) ON SECURITIES TRANSACTIONS
-----------------------------------------

In 1998, the Company recognized net gains on securities activity of $418,000 ($272,000 after taxes, or $0.05 per share), compared to a net loss on securities transactions of $28,000 a year earlier. For the year ended December 31, 1998, the Company had gains of $523,000, of which $516,000 related to an equity investment in a company that was acquired in a merger transaction. The Company reported losses on sales of securities of $105,000 from repositioning of the investment portfolio. Management does not expect similar gains or losses in 1999.


NON-INTEREST EXPENSE
--------------------

Several categories within non-interest expense were directly impacted by recent acquisitions and the related growth of non-interest expenses such as salaries and benefits, depreciation expense, intangible amortization, etc. Maintaining acceptable levels of non-interest expense and operating efficiency are key performance indicators for the Company in its strategic initiatives. For the year ended December 31, 1998, non-interest expense totaled $23,276,000, up $4,011,000 (or 20.8%) compared to 1997.

When comparing 1998 non-interest expense to 1997, it is important to consider the non-interest expense related to recent acquisitions. Acquisitions, and the related salaries and employee benefits and increased depreciation expense, comprise the majority of the increase in non-interest expense in 1998. Non-operational items also contributed to the increase in non-interest expense. In particular, amortization of intangibles totaled $2,093,000
(up $955,000) compared to $1,138,000 in 1997. This increase is due to completion in 1998 of the West Virginia Banking Center Acquisition as well as amortization expense related to December 1997's Gateway Bancorp Acquisition. The Company considers the impact of intangible amortization when evaluating potential acquisitions.

The Company's recent acquisitions also impacted non-interest expense in other areas, as the Company continues to expand its services and geographic areas served. Compared to 1997, salaries and benefits expense increased $957,000 (or 11.4%) to $9,315,000 in 1998. Recent acquisitions have increased the number of Company employees, primarily customer service associates in the acquired offices. At December 31, 1998, the Company had 362 full-time equivalent employees, compared to 314 full-time equivalent employees at year-end 1997. While salaries and benefit expense has increased on a gross comparison basis due to the many customer service associates retained in the West Virginia Banking Center acquisition and other recent acquisitions, management believes the human resources obtained in recent acquisitions will enable the Company to further penetrate its new markets, thereby optimizing customer service and return to shareholders.

Net occupancy expense, depreciation in particular, was impacted by recent acquisitions. In 1998, furniture and equipment expenses totaled $1,728,000, up $227,000 (or 15.1%) compared to 1997. Net occupancy expense totaled $1,597,000 in 1998, an increase of $300,000 (or 23.1%) compared to the previous year. These increases can be attributed primarily to the depreciation of the assets purchased in recent acquisitions (in particular the West Virginia Banking Center Acquisition), and completion of construction projects to full-service offices in Athens and Caldwell, Ohio; Ashland, Kentucky; and Parkersburg, West Virginia. Management believes the increased investment in these offices enhances customer service capabilities in those markets, and will provide additional opportunities for increased market penetration. Increases are also due to growth in depreciation of additional expenditures on technology. The Company's increased investment in technology and other customer-service enhancements will also impact depreciation expense in the future.

Included in non-interest expense for year ended December 31, 1998, were one time expenses that management excludes from its assessment of operational efficiency. In late 1998, the Company prepaid approximately $20.3 million of FHLB borrowings to enhance net interest income, margin and other performance ratios, at a cost of $402,000 ($261,000 after taxes). In addition, the Company incurred $169,000 ($110,000 after taxes) of one time expense related to the conversion of the West Virginia Banking Centers. Expenses included purchase of new checks for the customers assumed in the West Virginia Banking Center Acquisitions, education of new associates, operational costs related to clearing items, telecommunications expense, etc. Also included in the $169,000 of nonrecurring expense were one-time costs related to market expansion in Parkersburg, West Virginia.

The Company and financial services industry use the efficiency ratio
(total non-interest expense less amortization of intangibles and nonrecurring items as a percentage of the aggregate of fully-tax equivalent net interest income and non-interest income) as a key indicator of performance. Gains and losses on sales of investment securities and other nonrecurring and/or one-time charges are not included in the calculation of the Company's efficiency ratio. In 1998, the Company reported an efficiency ratio of 50.38%, an improvement of 68 basis points compared to 1997's 51.06%. Management expects the efficiency ratio to continue to improve modestly in 1999 due to recent strategic initiatives to leverage non-interest expense associated with market expansion.

RETURN ON ASSETS
----------------

For the year ended December 31, 1998, return on average assets ("ROA") was 1.20%, compared to 1.29% in 1997. Increased income streams from recent acquisitions were offset by amortization of intangibles assumed in such purchases, resulting in lower ROA levels compared to previous periods. The Company's recent thrift acquisitions also affected ROA. In general, the thrift industry has historically performed at lower ROA levels than commercial banks.

The Company's ROA was challenged in 1998 due to the West Virginia Banking Center Acquisition and the Gateway Bancorp Acquisition, and its corresponding impact to the Company's balance sheet. Due primarily to recent acquisitions, the Company's average assets grew approximately $164 million to over $830 million for the year ended December 31, 1998, while net income did not proportionately increase.

In late 1998, the Company successfully employed recently acquired funds to an asset mix similar to the Company's mix before the West Virginia Banking Center Acquisition, in a manner consistent with acceptable return on investment. Management anticipates ROA will stabilize in 1999 and could be enhanced as the Company continues to shift the acquired funds into higher-yielding assets such as loans.


RETURN ON EQUITY
----------------

The Company's return on average stockholders' equity ("ROE") was 12.21% in 1998 compared to 14.33% in 1997. ROE decreased in 1998 primarily due to issuance of approximately $15.35 million of capital stock (548,208 shares) for the purchase of Gateway Bancorp, Inc. in December, 1997. As a result, the increase in total equity had a significant impact on ROE for the year ended December 31, 1998. Management expects ROE in 1999 to improve as the Company continues to leverage the additional capital issued in the Gateway Bancorp Acquisition.

The Company and its banking subsidiaries are considered well-capitalized under regulatory and industry standards of risk-based capital (as discussed in Note 12 of the Notes to the Company's Consolidated Financial Statements) and has experienced growth through retention of increased earnings over the last several quarters.


INCOME TAX EXPENSE
------------------

Federal income taxes increased from $4,099,000 in 1997 to $4,740,000 in 1998. The Company's effective tax rate for 1998 was 32.1%, compared to 32.3% in 1997. The modest decrease can be attributed to increases in tax-exempt income compared to the prior year. Management continues to explore new methods of reducing the Company's overall tax burden and has finalized an investment that should help manage the Company's tax burden.


OVERVIEW OF THE BALANCE SHEET
-----------------------------

Total assets reached $880.3 million at December 31, 1998, up $122.1 million compared to year-end 1997. Asset growth can be attributed primarily to the assets and liabilities acquired in the West Virginia Banking Center Acquisition. Net cash received in the West Virginia Banking Center Acquisition was redeployed primarily into investment securities, which increased $61.3 million (or 35.2%) from year-end 1997 to $235.6 million at December 31, 1998. Loan demand in the Company's established markets, loans acquired through the West Virginia Banking Center Acquisition, and loans purchased from external sources combined to increase loan balances $45.2 million (or 8.8%) to $558.4 million at year-end 1998. Loan growth occurred primarily in the commercial loan area.

Total liabilities increased $114.9 million (or 16.9%) to $794.3 million at December 31, 1998. The majority of this growth occurred in the Company's total deposits, which increased $103.1 million (or 16.9%) to $714.2 million at December 31, 1998. Growth of the Company's funding sources occurred primarily due to funds acquired in the West Virginia Banking Center Acquisition. Increases in deposits for the Company occurred primarily in interest-bearing deposits, while non-interest bearing deposit balances grew $16.7 million (or 25.9%) to $80.9 million. Short-term borrowings totaled $32.5 million at December 31, 1998, a modest decrease from the previous year-end. Long-term borrowings, comprised primarily of FHLB borrowings with maturities greater than one year, increased $12.1 million (or 42.3%) to $40.7 million at December 31, 1998, due to strategic initiatives designed to leverage Peoples Bank FSB's strong equity position.

Stockholders' equity increased $7.2 million (or 9.1%) to $86.0 million at December 31, 1998. Equity growth occurred primarily through retention of earnings, as well as increases in the Company's net unrealized gain on available for sale securities. At December 31, 1998, the Company had a treasury stock balance of 52,031 shares, or $1.8 million, due to purchases in 1998 and the adoption of a deferred compensation plan that permits the Company's directors to purchase the Company's stock through an established trust. At December 31, 1997, the Company had no treasury shares. Stockholders' equity as a percent of total assets was 9.77% at year-end 1998, down from 10.40% at December 31, 1997, as the Company leveraged its capital base through the West Virginia Banking Center Acquisition. Please see the Consolidated Statements of Stockholders' Equity found on page 14 in this Report for additional information regarding the changes in stockholders' equity.


CASH AND CASH EQUIVALENTS
-------------------------

The Company's cash and cash equivalents totaled $40.1 million at December 31,
1998, an increase of $1.3 million compared to year-end 1997.   The Company's
balances of cash and cash equivalents, particularly federal funds sold, were higher than normal during the last six months of 1998 due to excess funds acquired in the West Virginia Banking Center Acquisition. By year-end 1998, the Company had successfully employed those excess funds into higher-yielding assets such as loans and investments.

Management believes the current balance of cash and cash equivalents adequately serves the Company's liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity needs. Management believes the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable the Company to meet cash obligations and off-balance sheet commitments as they come due.


INVESTMENT SECURITIES
---------------------

Investment securities totaled $235.6 million at year-end 1998, up $61.3 million (or 35.2%) compared to December 31, 1997. Growth was funded in 1998 primarily by the deposits acquired in the West Virginia Banking Center Acquisition.

All of the Company's investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for the Company in terms of selling securities as well as interest rate risk management opportunities. At December 31, 1998, the amortized cost of the Company's investment securities totaled $230.0 million, resulting in unrealized appreciation in the investment portfolio of $5.5 million and a corresponding increase in the Company's equity of $3.6 million.

As a direct result of growth in funding sources in recent periods, several categories of investments within the portfolio have experienced significant growth. Investments in mortgage-backed securities increased $28.4 million
(or 37.1%) to $104.8 million at December 31, 1998.   Due primarily to
investments in trust preferred securities with attractive yields, investments in corporate and other securities totaled $35.0 million, up $14.8 million
(or 73.4%) since December 31, 1997. Investments in obligations of states and political subdivisions totaled $45.5 million at year-end 1998, an increase of $19.8 million (or 77.1%) since year-end 1997. The Company's balances in US Treasury securities and obligations of US government agencies and corporations remained relatively unchanged since year-end 1997. Management expects current balances of investment securities to modestly shrink in 1999 due to anticipated loan demand and the shifting of maturing investments to higher-yielding assets.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Asset/Liability Committee (" ALCO") meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the Company. Through active balance sheet management and analysis of the investment securities portfolio, the Company maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.


LOANS
-----

The Company's lending is primarily focused in central and southeastern Ohio, northern West Virginia, and northeastern Kentucky markets, and consists principally of retail lending, which includes single-family residential mortgages and other consumer lending.

Loans totaled $567.9 million at December 31, 1998, an increase of $46.3 million (or 8.9%) compared to year-end 1997. Growth occurred internally in the Company's existing markets and also from other sources, such as $8.3 million of loans purchased in the West Virginia Banking Center Acquisition and $11.8 million of commercial loans purchased from an unrelated financial institution in the fourth quarter of 1998.

Real estate loans to the Company's retail customers continue to be the largest portion of the loan portfolio, comprising 41.1% of the Company's total loan portfolio. Real estate mortgage loans totaled $233.6 million at December 31, 1998, up $4.9 million (or 2.1%) since year-end 1997. As the Company blends its recent acquisitions into its core operations, certain changes in loan mix will naturally occur. The Company experienced growth in the home equity credit lines ("Equilines"). At December 31, 1998, Equiline balances totaled $20.3 million, up $3.2 million (or 18.7%) since year-end 1997. The Company's Equiline growth was due primarily to special fixed Equiline rate offers in its markets. Management believes the Equiline product is a competitive product with an acceptable return on investment, after risk considerations. Residential real estate lending continues to represent a significant focus of the lending activities due to the lower risk factors associated with these types of loans and the opportunity to provide additional products and services to these consumers at attractive combined returns.

Lending activity in the Company's northeastern Kentucky markets has historically centered on real estate loans. Management expects to continue to penetrate those local markets in 1999, seeking opportunities to sell additional lending and deposit products. Mortgage lending will remain a vital part of the Company's lending operation due to the programs offered to customers, who continue to seek quality real estate loan products in a competitive environment.

The largest loan growth category for the Company in 1998 was commercial, financial, and agricultural loans ("commercial loans"), which increased
$53.5 million (or 33.6%) to $212.5 million. Economic conditions in the Company's markets have provided quality credit opportunities, in particular, southeastern Ohio and central Ohio. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards. Management expects commercial loan demand to continue to be strong in several of the Company's markets throughout 1999.

In an effort to redeploy acquired funding sources and reallocate the Company's mix of earning assets to an allocation similar to previous reporting periods, the Company purchased $11.8 million of commercial loans in the fourth quarter of 1998. The majority of these loans are collateralized by real estate and are outside of the Company's geographic markets.

Consumer lending also continues to be a vital part of the core lending of the Company. In 1998, consumer loan balances decreased $2.8 million
(or 2.5%) to $111.5 million. The majority of the Company's consumer loans are indirect loans to consumers who purchase vehicles and similar items at sales locations in the Company's market areas. At December 31, 1998, the Company had indirect loan balances of $65.3 million, a decrease of $5.0 million since year-end 1997, as pressures to grow this segment of the business continue to increase in the highly competitive market for indirect lending. Management is pleased with the recent performance of the Company's indirect loan portfolio, which can be attributed to the Company's commitment to quality customer service and a tiered pricing system that enables the Company to apply interest rates based on the corresponding risk associated with the indirect loan. Although consumer debt delinquency is increasing in the financial services industry (due mostly to credit card debt), management's recent actions to reinforce the Company's pricing system and underwriting criteria have tempered delinquencies and caused a modest decrease in new indirect loan generation. Management plans to continue its focus on usage of this tiered system combined with controlled growth of the indirect lending portfolio in 1999.

The Company's credit card balances at year-end 1998 were $6.8 million,
a decrease of $0.4 million compared to December 31, 1997.   The credit card
industry is highly competitive, which has caused modest declines in the Company's credit card balances. Management will continue to evaluate new opportunities to serve our credit card customers, but will not assume additional unnecessary risk for the sake of growth.

The offices acquired in the West Virginia Banking Center have generated nearly $6 million in additional loan balances since the end of the second quarter of 1998. Management is pleased with the loan growth momentum in these new offices and expects loan activity to continue to be strong in those markets in 1999.

LOAN CONCENTRATION
------------------

The Company does not have a concentration of its loan portfolio in any one industry. Real estate lending (both mortgage and construction loans) continues to be the largest component of the loan portfolio, representing $243.9 million (or 42.9%) of total loans, compared to $248.2 million at year-end 1997. At December 31, 1998, commercial, financial, and agricultural loans totaled $212.5 million (or 37.4%) of outstanding loans, up from $159.0 million (or 30.5% of loans) at year-end 1997.

The Company's lending is primarily focused in the local southeastern Ohio market and contiguous mid-Ohio valley areas. The Company's loan mix principally consists of retail lending, which includes single-family residential mortgages and other consumer loan products.

The Company's largest concentration of commercial loans are credits to lodging and lodging related companies, which comprise approximately 10%
of the Company's outstanding commercial loans at December 31, 1998 and 8% at December 31, 1997. These lending opportunities have arisen because of the recent growth in the lodging industry and the need for additional travel related services in certain areas in or contiguous to the Company's markets, as well as the Company's ability to respond to the needs of customers in this segment of the economy. The credits have been subjected to the Company's normal commercial loan underwriting standards and do not present more than the normal amount of risk assumed in other types of lending. In addition to loans to lodging and lodging related companies, one of the Company's largest groups of commercial loans consists of automobile dealer floor plans, which totaled 7% of the Company's outstanding commercial loans at December 31, 1998 and 12% at December 31, 1997.

ALLOWANCE FOR LOAN LOSSES
-------------------------

The loan portfolio analysis on pages 36 and 37 presents in detail an analysis of the Company's loan portfolio, the allowance for loan losses, loan chargeoffs and recoveries by type of loan, and an allocation of the allowance for loan losses by major loan type.

Management continually monitors the loan portfolio through its Loan Review Department and Loan Loss Committee to determine the adequacy of the allowance for loan losses. This formal analysis determines the appropriate level of the allowance for loan losses, allocation of the allowance among loan types and the adequacy of the unallocated component of the allowance. The portion of the allowance allocated among the various loan types represents management's estimate of expected losses based upon specific allocations for individual lending relationships and historical loss experience for each category of loans. The individual loan reviews are based upon specific qualitative and quantitative criteria, including the size of the loan and loan grades below a predetermined level. The historical experience factor is based upon historical loss experience, trends in losses and delinquencies, the growth of loans in particular markets and industries, and known changes in economic conditions in the particular lending markets.

Allowances for homogeneous loans (such as residential mortgage loans, credit cards, personal loans, etc.) are collectively evaluated upon historical loss experience, trends in losses and delinquencies, the growth of loans in particular markets, and known changes in economic conditions in the particular lending markets.

The unallocated portion of the allowance is based upon management's assessment of qualitative risk factors that may not be evident in the Company's historical experience, such as, but not limited to, changes in specific markets in both competition for loans and local economies. This assessment involves a high degree of management judgment as well as higher amounts of uncertainty. Assessment of the adequacy of the allowance is a dynamic process that requires management to continually refine the process as markets, economic conditions, and the Company change. Differences between actual loss experiences and estimated events are compared on a quarterly basis, allowing management to regularly modify loss provisions as deemed appropriate based on market conditions and other factors previously described.

The results of this analysis at December 31, 1998 indicate allocations to specific lending categories that are not significantly different from the prior year. The increase in the amount allocated to the commercial category results from recent increases in the Company's commercial loans outstanding. The amount allocated to the remaining categories and the unallocated portion reflect the growth in the portfolios and changes in economic conditions. Management expects 1999's quarterly loan loss provision to be consistent with recent quarters.

The Company's consumer loan chargeoffs decreased $0.2 million (or 1.5%) to $1.6 million in 1998 due to decreased credit card chargeoffs and direct personal loan chargeoffs. Management will continue to monitor the performance of the consumer loan portfolio and focus efforts on improving experience and reducing losses. Real estate and commercial loan net chargeoffs were insignificant in 1998, demonstrating the quality of the portfolios.

Nonperforming loans (those loans classified as nonaccrual, 90 days or more past due, and other real estate owned) as a percentage of outstanding loans were 0.28% at December 31, 1998, compared to 0.33% at December 31, 1997. Nonaccrual loans and those loans 90 days past due totaled $687,000 and $495,000, respectively, at year-end 1998, compared to $1,220,000 and $462,000, respectively, at year-end 1997. Other real estate owned totaled $396,000 at year-end 1998 compared to $19,000 at December 31, 1997. Management believes the current level of nonperforming loans is below peer group levels and is a reflection of the overall quality of the Company's loan portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of potential impaired loan losses is generally based on the present value of expected future cash flows discounted at the loan's historical effective interest rate, or the fair value of the collateral if the loan is collateral dependent. If foreclosure is probable, impairment loss is measured based on the fair value of the collateral. At December 31, 1998, the Company had an insignificant amount of loans that were considered impaired. Management will continue to monitor the status of impaired loans, including performing and non-performing loans. The allowance for loan losses is deemed to be adequate to absorb losses inherent in the portfolio at December 31, 1998.

FUNDING SOURCES
---------------

The Company considers deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for the Company and the expansion of the deposit base through acquisition in 1998 sustained the asset growth of the Company. In 1998, total deposits grew $103.1 million (or 16.9%) to $714.2 million, with the majority of the growth occurring in interest-bearing deposits. The West Virginia Banking Center Acquisition provided the Company with additional funding sources of $121.0 million ($11.3 million in non-interest bearing demand deposit balances) and experienced minimal runoff of those deposit balances following the completion of the acquisition.

In 1998, the Company implemented regional pricing among its Peoples Bank banking centers, which permitted management to maintain interest cost structures in the markets entered via the West Virginia Banking Center Acquisition. Management believes regional pricing has provided the opportunity to maintain and improve results of operations.

In 1998, the Company's average time deposit balances increased $44.4 million (or 16.0%) to $321.9 million. The Company continues to offer time deposit "specials" to customers in its established markets. In 1998, a 7-month time deposit special was offered to retain maturing short-term time deposits as well as provide a competitive product in the Company's markets. In late 1998 and early 1999, the Company began offering a 15-month time deposit special. Management expects CD's to continue to be a vital funding source for the Company in the future.

On a percentage basis, the largest growth component for the Company in 1998 occurred in interest-bearing transaction accounts, which increased $41.6 million (or 32.9%) to $168.0 million. The Company continues to offer special "relationship accounts" (both non-interest bearing and interest-bearing) based on deposits in other products such as CD's or IRA's. Management believes that the deposit base remains the most significant funding source for the Company and will continue to concentrate on non-interest bearing deposit growth and maintaining adequate net interest margin to meet the Company's strategic goals.

In addition to traditional deposits, the Company accesses both short-term and long-term borrowings to fund its operations and investments. The Company's short-term borrowings consist of federal funds purchased, corporate deposits held in overnight repurchase agreements, and various FHLB borrowings. Short-term borrowings at December 31, 1998, totaled $32.5 million compared to $32.6 million at year-end 1997. The largest component of short term borrowings at year-end 1998 was balances in corporate deposits in repurchase agreements, which totaled $31.7 million compared to $30.7 million at year-end 1997.

At December 31, 1998, the Company had a balance of $0.7 million in short-term FHLB borrowings, down $1.0 million compared to prior year-end. In general, the Company accesses this funding source at various times to meet liquidity needs as they arise, and will continue to access short-term FHLB borrowings as necessary in the future.

In addition to traditional deposits and short-term borrowings, the Company continues to maintain long-term borrowings from the FHLB. This allows the Company to obtain reliable funds at fixed and indexed rates for longer periods of time than other traditional deposit products, creating the opportunity to match longer term fixed rate mortgages and other extended-maturity asset commitments against a similar funding source.
Total long-term FHLB advances were $38.0 million at year-end 1998, a net increase of $12.4 million (or 48.4%) since year-end 1997. The increase in funds was used primarily to fund growth strategies designed to leverage the strong capital position of Peoples Bank FSB. In the second half of 1998, the Company prepaid $20.3 million of its long-term FHLB borrowings, of which $18.8 million were subject to prepayment penalties. The Company replaced $20 million of the prepaid FHLB advances with borrowings designed to enhance future performance. Management plans to maintain access to long-term FHLB borrowings as an appropriate funding source.

The Company also has a long-term borrowing with an unaffiliated financial institution. The original borrowing was $3.0 million and was used to finance an acquisition in early 1997. At December 31, 1998, the balance was $2.7 million. Principal payments began in 1998 and continue semi-annually over the next three years.


CAPITAL/STOCKHOLDERS' EQUITY
----------------------------

During the year-ended December 31, 1998, the capital position of the Company grew approximately $7.2 million (or 9.1%) to $86.0 million. In 1998, the Company had net income of $10.0 million and paid dividends of $3.1 million, a dividend payout ratio of 30.38% of earnings, compared to a ratio of 30.53% in 1997. Management believes recent dividends represent an acceptable payout ratio for the Company and anticipates similar payout ratios in future periods through quarterly dividends.

Equity growth was affected in 1998 by the adjustment for the net unrealized holding gain on available-for-sale securities which increased $1.2 million, net of deferred income taxes, (or 51.5%) to a net gain of $3.6 million at year-end 1998. Recent decreases in interest rates, combined with increased purchases of investment securities in early 1998, have combined to cause the gap to grow between the amortized cost and estimated fair value of the Company's investment portfolio, resulting in a corresponding increase to the Company's equity. Since all of the investment securities in the Company's portfolio are classified as available-for-sale, both the investment and equity sections of the Company's balance sheet are more sensitive to the changing market values of investments.

The Company has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning the Company's risk-based capital ratios can be found in Note 12 of the Notes to the Consolidated Financial Statements. At December 31, 1998, the Company's and each of its banking subsidiaries' risk-based capital ratios were above the minimum standards for a well-capitalized institution. The Company's risk-based capital ratio of 11.95% at December 31, 1998, is well above the well-capitalized standard of 10%. The Company's Tier 1 capital ratio of 10.54% also exceeded the well-capitalized minimum of 6%. The Leverage ratio at year-end 1998 was 7.08% and was also above the well-capitalized standard of 5%.

In 1998, the Company's risk-based capital ratios dipped slightly due to strategic leveraging of the Company's equity base, which increased significantly in late 1997 related to the Gateway Bancorp Acquisition. The Company's capital ratios provide quantitative data demonstrating the strength and future opportunities for use of the Company's capital base. Management continues to evaluate risk-based capital ratios and the capital position of the Company and each of its banking subsidiaries as part of its strategic decision process.

In June, 1998, the Company implemented a formal plan to purchase treasury shares for use in its stock option plans. The announcement superseded a previously announced stock repurchase plan and serves as the basis for treasury purchases in anticipation of the Company's projected stock option exercises.

The stock repurchase plan is based upon specific criteria related to market prices and the number of shares expected to be issued under the Company's stock option plans. In each of the second, third, and fourth quarters of 1998, the Company purchased 15,000 treasury shares at an average price of $29.50 per share. Purchases totaled $1.3 million in 1998.

Management expects to purchase similar share amounts in future quarters for use in its stock option plans. Future changes, if any, to the Company's systematic share repurchase program may be necessary to respond to the number of shares expected to be reissued for the Company's stock option plans. The Company intends to fund future treasury share purchases with internally generated sources in the short-term or external borrowings as needed.

In early 1998, the Company initiated the Peoples Bancorp Inc. Deferred Compensation Plan ("DCP") for the directors of the Company and its subsidiaries, which is designed to recognize the value to the Company of the past and present service of its directors and encourage their continued service through implementation of a deferred compensation plan. The DCP allows directors to defer the fees earned for their service as Company and subsidiary directors into deferred accounts which are either invested in the Company's common stock or a time deposit, at the specific director's discretion at the time of entering the DCP. As a result and in accordance with accounting regulations, the balances invested in Company stock in such accounts are reported as treasury stock in the Company's financial statements. At December 31, 1998, the Company owned $0.7 million of Company stock related to the DCP, which reduces the equity balance of the Company. Management does not expect the DCP to have a material impact on future financial statements or results of operations for the Company.

As a result of treasury stock purchases net of reissuances, as well as DCP activity, the Company had a treasury stock balance of $1.8 million at year-end 1998. At December 31, 1997, the Company owned no treasury shares. Primarily due to DCP activity, management expects the Company's treasury stock balance to continue to modestly increase in the future.


LIQUIDITY AND INTEREST RATE SENSITIVITY
---------------------------------------

The objective of the Company's Asset/Liability Management function is to maintain consistent growth in net interest income within the Company's policy guidelines. This objective is accomplished through management of the Company's balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan demand, normal deposit balance fluctuations, or any potential unexpected deposit withdrawals. This goal is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities along with consistent core deposit growth, and the availability of unused capacity to purchase funds in the national money markets. At December 31, 1998, the Company had $45 million in securities and other short-term investments maturing within one year compared to $57 million at year-end 1997. Additional asset liquidity is provided by the remainder of the securities portfolio and securitizable loan assets. Cash provided by operating activities of $13.3 million during the year ended December 31, 1998 was offset by outflows from net investing activity of $2.2 million and
from financing activity of $9.8 million.   The Company employs a practice of
maintaining core deposits as the primary means of funding interest-earning assets. This emphasis results in the majority of interest earning assets being funded by core deposit liabilities. As a matter of strategy rather than policy, the Company prefers to maintain a position of excess funds to sell in the open market.

As a supplement to deposit funding, the Company has access to a variety of other short-term and long-term funding sources. The Company utilizes the Federal Home Loan Bank as a funding source, taking advantage of the attractive funding alternatives offered when appropriate. The Company maintains relationships with other correspondent institutions that can serve as a funding source as well.

The Company has a strategic plan to address the contingency for extraordinary demands on liquidity due to the Year 2000 ("Y2K") phenomena. The essence of the plan will be to ensure the adequacy and availability of a variety of sources of liquidity. Securing the availability of the Federal Reserve Bank Discount Borrowings for the subsidiaries of the Company will be a primary part of the plan. Also, the Company plans, as much as is reasonably possible, to accumulate cash and near cash assets to meet or exceed the potential need of additional liquidity. Additionally, the Company intends to review current correspondent relationships, as well as seek additional such relationships to provide diverse sources of liquidity. A proactive campaign to allay concerns customers may have for potential problems arising from the century date change will complement the Y2K liquidity contingency plan.

The Company manages interest rate risk to minimize the impact of fluctuating interest rates on earnings. The Company uses simulation techniques which attempt to measure the volatility of changes in the level of interest rates, basic banking interest rate spreads, the shape of the yield curve, and the impact of changing product growth patterns. The primary method of measuring the sensitivity of earnings to changing market interest rates is to simulate expected cash flows using varying assumed interest rates while also adjusting the timing and magnitude of non-contractual deposit repricing to more accurately reflect anticipated pricing behavior. These simulations include adjustments for the lag in prime loan repricing and the spread and volume elasticity of interest-bearing deposit accounts, regular savings, and money market deposit accounts. The principal function of interest rate risk management is to maintain an appropriate relationship between those assets and liabilities that are sensitive to changing market interest rates. The Company closely monitors the sensitivity of its assets and liabilities on an on-going basis and projects the effect of various interest rate changes on its net interest margin. Interest sensitive assets and liabilities are defined as those assets or liabilities that mature or reprice within a designated time-frame. The difference between rate sensitive assets and rate sensitive liabilities for a specified period of time is known as "gap".

To aid in interest rate management, the Company uses FHLB advances as a low risk means of matching maturities of earning assets with interest bearing funds to achieve a desired interest rate spread over the life of the earning assets. Additionally, the Company considers the use of certain off-balance sheet instruments such as interest rate caps, floors, and swaps, to further aid interest rate risk management. As shown in the table, the Company currently has two such off-balance sheet instruments. These instruments, known as interest rate floors, will provide income to the Company should a selected market interest rate decline below a preset level specified in the transaction agreement. The intent of this type of instrument is to provide additional income stability to the Company should there be a dramatic decline in interest rate. Off-balance sheet instruments are an important tool for effective interest rate risk management. The Company continuously evaluates the current off-balance sheet positions and the need for additional interest rate management tools. As demonstrated in the past, the Company will use these instruments whenever appropriate.

In addition to gap analysis, management also analyzes the impact of maturing assets and liabilities relative to the interest rates on those products.
The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For loans, investment securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted average interest rates by contractual maturities as well as estimated prepayments of residential mortgages and mortgage-backed securities. For core deposits (non-interest bearing demand deposits, interest-bearing checking accounts, and savings accounts) that have no contractual maturity, the following table presents principal cash flows, and, as applicable, related weighted average interest rates based on the Company's historical experience and statistical analysis. For interest rate floors, the table presents notional amounts (as described in previous sections) and weighted average interest rates by contractual maturity date.
A fundamental difference between the following table and traditional
"static gap" analysis is that the following table presents the financial instruments based on the date of expected cash flows while a static gap analysis only focuses on the repricing characteristics of the financial instruments.


PRINCIPAL/NOTIONAL AMOUNT MATURITIES AT DECEMBER 31, 1998:
==========================================================

                                                                                                                 Fair
                        (Dollars in Thousands)                                           There-                 Value
                                    1999       2000        2001     2002        2003     after       Total     12/31/98
Rate sensitive assets:
----------------------
Fixed interest rate loans         $ 71,030   $ 49,379   $ 32,824   $ 20,529   $ 13,119   $ 53,647   $240,528   $247,431
    Average interest rate            9.66%      9.64%      9.45%      9.99%      9.92%      9.26%      9.58%
Variable interest rate loans      $ 96,747   $ 35,737   $ 30,532   $ 25,379   $ 22,876   $116,118   $327,389   $327,389
    Average interest rate            9.03%      8.07%      8.10%      8.13%      8.15%      8.11%      8.38%
Total loans                                                                                         $567,917
Fixed interest rate securities    $ 28,446   $ 12,893   $ 14,211   $ 16,248   $ 13,847   $121,538   $207,183   $207,183
    Average interest rate            6.04%      6.07%      5.90%      6.05%      6.01%      5.95%      5.98%
Variable interest rate securities $  2,937   $  5,478   $  3,890   $    370   $  1,198   $ 14,513   $ 28,386   $ 28,386
    Average interest rate            6.34%      6.06%      6.68%      7.04%      6.73%      7.08%      6.74%
Total securities                                                                         $235,569
Other interest-bearing assets     $ 14,050                                               $ 14,050   $ 14,050
    Average interest rate            3.83%                                                  3.83%
-----------------------------------------------------------------------------------------------------------------------

Rate sensitive liabilities:
---------------------------
Non-interest bearing checking     $ 22,648   $ 12,941   $  9,706   $  3,235   $  8,655   $ 23,699   $ 80,884   $ 80,884
    Average interest rate
Savings                           $ 15,847   $  7,924   $  7,924   $ 11,885   $  5,943   $ 49,521   $ 99,044   $ 99,044
    Average interest rate            2.42%      2.42%      2.42%      2.42%      2.42%      2.42%      2.42%
Interest bearing checking         $ 24,049   $ 51,960   $ 24,050   $  8,017   $ 19,641   $ 72,702   $200,419   $200,419
    Average interest rate            3.45%      4.22%      3.45%      3.45%      3.45%      3.45%     3.65%
Time deposits                     $265,487   $ 44,962   $ 14,331   $  3,923   $  3,881   $  1,237   $333,821   $334,803
    Average interest rate            5.26%      5.29%      5.51%      5.49%      5.23%      4.51%      5.27%
Total deposits
                                                        $714,168
Fixed interest rate borrowings    $    159   $     27   $     28   $     29   $     31   $ 37,821   $ 38,095   $ 36,686
    Average interest rate            4.70%      4.06%      4.06%      4.06%      4.06%      4.86%      4.86%
Variable interest rate borrowings $ 35,083                                                          $ 35,083   $ 35,083
    Average interest rate            4.77%                                                             4.77%
Total borrowings                                                                                    $ 73,178
-----------------------------------------------------------------------------------------------------------------------

Rate sensitivity liabilities:
-----------------------------
Interest rate floors purchased    $ 10,000   $ 10,000                                                $ 20,000  $    104
    Average strike rate              5.50%      5.25%
    Forward rate                     5.06%      5.06%
========================================================================================================================




PRINCIPAL/NOTIONAL AMOUNT MATURITIES AT DECEMBER 31, 1997:
==========================================================

                                                                                                                Fair
                                                                                         There-                 Value
 (Dollars in Thousands)             1998       1999        2000     2001        2002     after      Total      12/31/97

Rate sensitive assets:
----------------------
Fixed interest rate loans         $ 68,336   $ 39,449   $ 27,989   $ 18,117   $ 11,045   $ 41,245   $206,181   $208,504
    Average interest rate            9.35%      9.78%      9.49%      9.87%      9.76%      9.23%      9.48%
Variable interest rate loans      $104,969   $ 31,063   $ 25,710   $ 21,797   $ 18,660   $113,190   $315,389   $315,389
    Average interest rate           10.11%      8.43%      8.39%      8.44%      8.39%      8.59%      9.04%
   Total loans                                                                                      $521,570
Fixed interest rate securities    $ 39,252   $ 13,407   $ 14,471   $  6,292   $ 12,213   $ 74,683   $160,318   $160,318
    Average interest rate            6.12%      6.61%      6.28%      6.30%      6.56%      6.62%      6.45%
Variable interest rate securities $    202   $  2,412   $    590   $  5,861   $    505   $  4,403   $ 13,973   $ 13,973
    Average interest rate            6.31%      7.65%      7.76%      6.94%      7.34%      7.07%      7.07%
Total securities                                                   $174,291
Other interest-bearing assets     $ 17,358                         $ 17,358   $ 17,358
    Average interest rate            6.50%                            6.50%
-----------------------------------------------------------------------------------------------------------------------

Rate sensitive liabilities:
---------------------------
Non-interest bearing checking     $ 17,984   $ 10,277    $  7,707   $  7,129  $  5,010   $ 16,122   $ 64,229   $ 64,229
    Average interest rate
Savings $14,489 $7,244  $7,244    $  7,878   $  6,339    $ 47,360   $ 90,554  $ 90,554
    Average interest rate            3.10%      3.10%       3.10%      3.10%     3.10%      3.10%      3.10%
Interest bearing checking         $ 15,829   $ 37,395    $ 15,829   $ 12,003  $ 10,684   $ 40,166   $131,906   $131,906
    Average interest rate            3.38%      4.29%       3.38%      3.38%     3.38%      3.38%      3.54%
Time deposits   $224,715          $ 78,199   $ 10,638    $  6,496   $  3,740  $    630   $324,418   $325,086
    Average interest rate            5.49%      5.81%       5.62%      6.00%     5.46%      4.60%      5.58%
Total deposits                                                                                      $611,107
Fixed interest rate borrowings    $  9,886   $  3,681    $  3,752   $  2,837  $  2,818   $  4,185   $ 27,159   $ 27,259
    Average interest rate            6.04%      6.14%       6.17%      6.05%     6.05%      6.46%      6.12%
Variable interest rate borrowings $ 33,979                                                          $ 33,979   $ 33,979
    Average interest rate            5.05%                                                             5.05%
Total borrowings                                                                                    $ 61,138
-----------------------------------------------------------------------------------------------------------------------

Rate sensitive derivative financial instruments:
------------------------------------------------
Interest rate floors purchased    $ 20,000   $ 10,000    $ 10,000                         $40,000 $101
    Average strike rate              7.00%      5.50%       5.25%
    Forward rate                     5.81%      5.81%       5.81%
=======================================================================================================================


The preceding tables represent the Company's best estimates of future cash flows from rate sensitive assets and liabilities. While this table represents several significant changes in cash flow estimates for assets and liabilities in maturity periods exceeding five years, the increases in fixed rate loan and fixed rate investment securities maturing in 2004 and beyond reflect investment decisions that were driven by simulation modeling which indicated an asset sensitive balance sheet. Consequently, additional emphasis was placed on adding fixed rate assets, which also resulted in extended cash flow cycles to reduce the potential earnings impact of a declining rate environment. In addition, several fixed rate liability categories also reflect increases in extended cash flow characteristics. While the underlying instruments have longer contractual maturities, certain repricing options, if exercised by the creditor, would result in a corresponding option to the Company to repay the borrowing. Management intends to actively manage the corresponding impact of these extended cash flow characteristics as a part of the regular review and actions of the ALCO.

The Company employs a variety of measurement techniques to identify and manage its interest rate risk exposure. Evaluation and review of the techniques, tools, and assumptions used in assessing the Company's interest rate risk is an ongoing process.


EFFECTS OF INFLATION ON FINANCIAL STATEMENTS
============================================

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


OUTLOOK FOR 1999
================

Recent financial data reflects enhanced operational results achieved through a combination of external growth and optimization of core competencies of customer service and community presence. In addition, management has identified and will continue to analyze key performance areas which quantitatively measure the relative performance of the Company compared to prior year results.

Management is pleased with the recent conversion of the offices acquired in the West Virginia Banking Center Acquisition. The successful transition of these offices bolstered loan activity with minimal loss of deposits. The new offices are a natural extension of the Company's presence in the mid-Ohio Valley and leverage the Company's equity position for 1999 and beyond. The Company expects to continue its investment in the new geographic markets through loans and other community reinvestment activities. Future loan growth is also anticipated as the Company continues to expand its relationship with selected customers outside traditional geographic markets.

Management plans to continue recent momentum of non-interest income growth from various sources. The retention of the deposits acquired in the West Virginia Banking Center Acquisition represents an additional opportunity to provide superior customer service and strengthen the Company's position in those markets. One of the Company's priorities in 1999 will be the management and direction of the West Virginia Banking Center Acquisition offices with existing full-service banking centers to create a united financial service provider for the customers of Mason and Wetzel Counties in West Virginia and surrounding areas of West Virginia and Ohio. Management expects to enhance non-interest income streams in 1999 related to the acquired deposits and associated cost-recovery fees of those deposits.

In January 1999, Peoples Bank announced intentions to open three sales offices in Wal-Mart stores located in West Virginia (in the communities of New Martinsville, Vienna, and Parkersburg). The Peoples Bank sales offices will be located in the front of each Wal-Mart store near the customer service area and will offer new deposit accounts, loans, insurance products, investment services, Internet access, ATM access, and more. Peoples Bank will open its New Martinsville Wal-Mart sales office in April, 1999; the Vienna (near Parkersburg) Wal-Mart is scheduled to open in the third quarter of 1999; and the south Parkersburg Wal-Mart is scheduled to be completed near the end of 1999. It is anticipated that the Peoples Bank sales office openings in the Vienna and Parkersburg Wal-Marts will coincide with the grand opening of each store.

The three new offices will increase Peoples Bank's visibility in its West Virginia markets and give the Company's team of personal bankers better access to an increased number of shoppers compared to a traditional banking center. The new Wal-Mart locations will complement the Company's existing full-service banking centers in New Martinsville and Parkersburg, as well as provide additional locations to Peoples Bank's customers in the greater Parkersburg area, particularly through the Vienna store. Management believes these new sales centers will be catalysts for 1999's sales and customer service efforts and a focal point for future banking centers. Rather than traditional banking offices, the Wal-Mart locations will be full-service 'electronic' sales centers, with an emphasis on selling products that meet the customers' financial needs combined with electronic transaction capabilities and access to customer accounts.

Mergers and acquisitions remain a viable strategic option for the continued growth of the Company's operations and scope of customer service. Future acquisitions, if they occur, may not be limited to specific geographic location or proximity to current markets. Management will focus its energies on review and research of possible mergers, consolidations, or banking center purchases as a means of acquiring sales centers that complement existing Peoples Bancorp locations and sales strategies. Ultimately, acquisitions will depend upon financial service opportunities that complement the Company's core competencies and strategic intent. Management considers mergers and acquisitions to be a viable method of enhancing the Company's earnings potential and will continue to pursue appropriate business opportunities as they develop.

In conjunction with recent acquisitions and market expansion, management continues to focus on operational efficiency as a method of increasing shareholder value. As a means of increasing the Company's operating efficiency and leverage available resources, the Company merged its federal savings banks into a single unit effective January 1, 1999. The merger provided an opportunity to unite the Company's Kentucky operations and optimize the operating efficiency, profit potential, and capital positions of the resulting entity. In 1999, management will continue to focus efforts to enhance profitability of its southernmost operations through increased product offerings, commitment to development of a non-interest bearing deposit base, and other customer service possibilities.

In addition to operating efficiency, management focuses on increasing future non-interest revenue streams to lessen the Company's dependency on net interest income as the primary driver of future net income. In 1998, net interest income increased as a percentage of total revenues due to the West Virginia Banking Center Acquisition. In future periods, management will focus on methods to enhance earnings potential through optimization of customer relationships through an integrated sales process.

Integration of the Company's many sales processes, products, and services will be the cornerstone of 1999's focus. Management will concentrate on a marketing program based on establishing brand awareness of the Company in its markets. The Company's insurance capabilities are an integral part of future earnings streams and should reach break-even levels in 2000, and gradually increase profitability thereafter. Management will continue to research alternative methods of enhancing non-interest income streams, such as electronic banking revenues, low income housing tax credits, and other investments.

Management concentrates on several key performance indicators to measure and direct the performance of the Company. While past results are not an indication of future earnings, management believes the Company is positioned to capitalize on its recent growth and enhance future performance levels through integrated sales techniques and commitment to strategic initiatives designed to increase shareholder value.


IMPACT OF THE YEAR 2000 ISSUE
=============================

The Company intends this information to constitute notice under the Year 2000 Information and Readiness Disclosure Act as a "Year 2000 Readiness Disclosure".

Many companies across various industries have dedicated efforts to analyze the much-publicized "Year 2000" issue (or "Y2K"), which is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs or hardware which have date-sensitive software or embedded chips may recognize a date of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, the inability to process transactions or engage in similar normal business activities.

As discussed further below and based on assessments completed by the Company, portions of the Company's software and hardware systems have been modified, updated, or replaced so that those systems will properly utilize dates beyond December 31, 1999. Management believes its assessment and resulting remediation measures have mitigated the Y2K issue and ensured Y2K compliance in regards to mission-critical applications, including customer service related hardware and software systems (except certain ATM's, which are to be updated in April, 1999).

Management has implemented plans to address Y2K issues and the impact to the Company's business, operations, and relationships with customers, suppliers, and other third parties. The Company primarily relies on third party vendors for all critical processing systems software. Based on management's assessments, the Company replaced certain portions of its software and worked with software vendors so that those systems would properly utilize dates beyond December 31, 1999. Management presently believes with these recent modifications, combined with replacement of certain existing ATM hardware and software, the Y2K issue will be mitigated.

Since the Company offers fiduciary services, management has conducted a review of these services to identify potential liabilities. Management continues to take appropriate action to manage identified exposure in order to fulfill its responsibilities to fiduciary clients and to observe the standards of prudence set forth in applicable laws and regulations.

Management plans to resolve the Y2K issue in five phases as follows: awareness, assessment, renovation, validation, and implementation. To date, the Company has completed its assessment of all material systems which could be affected by the Y2K issue and addressed the extent to which its operations are vulnerable should its software fail to be Y2K compliant. The completed assessment indicates most of the Company's significant information technology systems could be affected. Banking regulators have issued guidelines and deadlines detailing what they expect financial institutions to do in order to insure Y2K preparedness. The Company is following these guidelines and expects to meet the deadlines defined by the regulators. As a part of this process, the Company is also developing contingency plans for all mission-critical systems, which it will implement in the event any of these systems fail to function. Contingency plans for both information technology systems ("IT") and non-information technology systems ("non-IT") include a combination of manual processes and utilization of systems (which have already been Y2K validated and implemented) that are completely independent from the Company's core information systems.

The Company continues to assess the credit, liquidity and counterparty trading risks which may be posed by customers who encounter Year 2000-related problems. These problems may result from the failure of a customer to properly remediate its own systems and from Y2K problems that are not addressed by the customer's suppliers and clients. The Company has amended credit policies to include an assessment of Year 2000-related risks for material new customers. The initial assessment of customer-related risks for material customers has been completed and management does not anticipate material losses or a significant negative impact to the Company's future results of operations or financial position. The Company will continue to monitor these risks.

The Company's assessment process included IT and non-IT systems. The IT systems identified included personal computers, mainframes, local area networks and servers, wide area network, automated teller machines ("ATM's"), printers, copy machines, facsimile machines, telephones, and the operating systems and softwares for these systems. Based on the results of its assessment process, management considers these IT systems to be compliant with Y2K, except approximately half of the Company's ATM's require hardware and/or software upgrades which will be completed in the second quarter of 1999. The remaining ATM's have been certified compliant by the vendors.

Non-IT systems identified included heating, air conditioning, vault controls, alarm systems, surveillance systems, and postage meters. Contact has been made with all outside servicers and major vendors to determine their individual levels of Y2K compliance. Based on vendor responses and/or certification of Y2K compliance, the Company has determined that it should not be significantly impacted by Y2K from these systems.

As of February 12, 1999, the following chart shows the current and projected status of the Company's Y2K compliance efforts relative to IT systems:


                Nov. 13,    Dec. 31,     Feb. 12,    March 31,    June 30,
PHASE            1998        1998          1999        1999         1999
----------------------------------------------------------------------------
Awareness        100%        ---            ---         ---          ---
Assessment       100%        ---            ---         ---          ---
Renovation        80%        80%           100%         ---          ---
Validation        20%        70%            75%         80%         100%
Implementation    20%        70%            75%         80%         100%


Management estimates that half of its potential Y2K issues originate in the Company's core banking system (software provided by a third-party vendor). The Company's core banking system supports approximately 50% of the information processing for the Company. This single system software provides accounting for the Company, as well as loan and deposit products. This core banking system has been certified as Y2K compliant by the vendor and the Information Technology Association of America. This software has essentially been Y2K compliant for several years, as it was designed with a four digit year field, and supports calculations beyond the year 2000. The Company has completed 100% of its due diligence review of the proxy testing of the core banking system. Additionally, the Company has conducted testing in its own environment and plans to complete the validation of the proxy tests through testing of mission critical interfaces into its core banking system. Approximately 25% of the interface testing has been successfully completed and the Company plans to complete the testing of the remaining critical interfaces by the end of the first quarter of 1999.

The Company has replaced the central processing unit (hardware) that supports the accounting system for Investment and Trust. The Company has also upgraded the accounting system software, which has been certified compliant by its vendor. These replacements and upgrades enabled the Company to test the software and the related network and computer hardware, in its own environment. This testing has been completed and management believes the results were successful.

The ATM network software has also been certified compliant by its vendor and has been tested in the Company's environment. The remaining mission critical IT system, the Company's document processing and retrieval system, is expected to be fully validated and implemented by June 30, 1999. The vendor has supplied its Y2K certified version of its software and it has been installed in the Company's current environment. Management is working closely with the Company's third party vendors to ensure Y2K compliance in a timely manner.

As planned, management replaced the Company's internal operating systems (on existing hardware) during the second half of 1998. The internal operating system for the mainframe computer has been successfully tested and proven to be Y2K compliant. The Company has also completed the renovation phase for all internally developed software applications. Management does not consider internal software systems to be significant to the overall operations of the Company.

All mission critical applications that were not Y2K compliant have been upgraded. All reprogramming of internal software was completed in the third quarter of 1998.

After completing the replacement of certain systems in January, 1999, the Company's plans include testing and implementing its information technology systems. As of February 12, 1999, the Company approximates it has completed 75% of its testing and has implemented all of the renovated systems that have been tested. Completion of the testing phase is expected by the end of the first quarter of 1999, with all renovated systems fully implemented by June 30, 1999.

The Company has queried, through written and verbal communication, its important suppliers (such as utility companies) which do not involve system interface. To date, the Company is not aware of any problems which would materially impact operations, although the Company has no means of ensuring that these organizations will be Y2K ready. The inability of these parties to complete their Year 2000 resolution process could materially impact the Company, as well as other businesses and consumers.

The Company expenses Y2K project costs as incurred. The total out-of-pocket cost of the Y2K compliance project is not expected to be greater than $200,000 and, therefore, is immaterial to the Company's results of operations or financial position. As of February 12, 1999, management estimates that 60% of the Company's costs have been incurred. Included in the cost estimate is internal human resource expense which is estimated to approximate between $100,000 to $150,000. Actual out-of-pocket expenses have been less than anticipated, however, management has increased the amount of internal human resource expected to be consumed by this project, offsetting the costs saved relative to purchases of hardware, software, and/or consulting fees. In addition, the Company has no pending material legal proceedings related to Y2K.

Due to the positive progress of the Company relative to remediation of the Y2K issue, management recently launched a comprehensive marketing program to its customers designed to communicate the Company's preparedness regarding Y2K. Throughout 1999, the Company plans to increase its efforts to communicate its preparedness in the market area it serves.

The foregoing discussion of the Company's plans to complete the Y2K modifications contains forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995 and is based on management's best estimates, which were derived utilizing assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on costs incurred to date compared to total expected costs. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors which might cause such material differences include, but are not limited to, the availability and cost of personnel trained in the specialized area of Y2K compliance, the ability of vendors to deliver Y2K compliant software as planned, the ability to locate and correct all relevant computer codes, and similar uncertainties.


COMPARISON OF 1997 TO 1996
==========================

The Company reported an increase in net income of 12.5%, to $8,605,000 in 1997 from $7,651,000 in 1996. This increase in earnings provided basic and diluted earnings per share of $1.65 and $1.60, respectively, for the year ended December 31, 1997, compared to $1.48 and $1.46 in 1996. Strong internal loan growth and loans acquired in the Russell Federal acquisition, coupled with enhanced operational efficiencies, were the driving forces behind the increase in net income.

For the year ended December 31, 1997, return on average assets was unchanged from 1996's ratio of 1.29%. In 1997, return on stockholders' equity declined slightly to 14.33% compared to 14.43% in 1996, a decline of 10 basis points. Asset growth also contributed to incremental increases in net income in 1997 compared to 1996. In 1997, the Company grew its balance sheet through a combination of acquisition and internal growth. Total assets increased $141.5 million (or 23.0%) to $758.2 million at year-end 1997. For the year ended December 31, 1997, the Company's asset growth primarily occurred in earning assets such as loans and investments securities. Loans grew $99.2 million (or 23.5%) to $521.6 million and investment securities grew $26.5 million (or 17.9%) to $174.3 million.

The Company recorded net interest income of $28,620,000 in 1997, an increase of 12.5% compared to 1996, as total interest income reached $53,836,000 and interest expense totaled $25,216,000. Net interest margin modestly decreased in 1997 to 4.74% from 4.75% in 1996. The interest cost on the Company's array of traditional interest-bearing deposit products (demand and time deposit accounts) increased nine basis points, with the most significant cost being interest paid on time deposits (CDs and IRAs). The largest rate increase occurred in average interest-bearing demand deposits, which increased 18 basis points to 3.46% on average deposit balances of $126.5 million. The increases in interest expense were offset by increased interest income, as the Company experienced loan growth in 1997 of nearly $68 million compared to the prior year, which produced an additional incremental interest income of over $1 million.

Loans continued to be the largest earning asset component for the Company. Loans averaged 84.0% of deposits in 1997, up from 82.3% at year-end 1996. The fully-tax equivalent (FTE) yield on earnings assets increased slightly, from 8.74% in 1996 to 8.81% in 1997. Interest costs as a percentage of earning assets increased 8 basis points to 4.07% in 1997 due primarily to the competitive rates paid on interest bearing deposits and minimal growth in non-interest bearing deposits.

The Company's loan loss provision totaled $2,589,000 in 1997, up $624,000 compared to 1996, an increase of 31.8%. The growth was due primarily to loan growth and a rise in loan delinquencies in 1997. At December 31, 1997, the Company's allowance for loan losses as a percentage of total loans was 1.60%, compared to a year-end 1996 ratio of 1.63%.

Non-interest income (excluding securities transactions) continued its positive growth trend in 1997, reaching $5,966,000, an increase of 16.3% compared to 1996. Several categories had strong growth compared to 1996, including income from fiduciary activities, which reported $2,176,000 in revenues in 1997, an increase of 14.7% compared to 1996. Income related to account service charges increased $265,000 (or 13.7%) to $2,202,000 in 1997, due primarily to the full-year impact of increased deposit base acquired in the acquisition of the Pomeroy, Rutland and Gallipolis offices in April, 1996. In 1997, electronic banking fee income increased $357,000 (or 33.4%) compared to prior year due to increased revenues from the Company's growing debit card program.

In 1997, non-interest expense totaled $19,265,000, an increase of 9.9% over the prior year, due primarily to the Company's 1996 acquisitions and the associated increased levels of non-interest expense such as salaries and benefits, depreciation expense, and intangible amortization. Even though salaries and employee benefits continued to be the largest source of non-interest expense for the Company, totaling $8,358,000 in 1997, an increase of $844,000 (or 11.2%) from 1996, increase in expense for non-operational items also caused 1997's non-interest expense levels to rise. Amortization of intangibles totaled $1,138,000 in 1997 compared to $625,000 or the same period in the prior year, an increase of $513,000 (or 82.1%). Despite significant increases in major non-interest expense areas, the Company leveraged its increased operational expenses due to market share growth and enhanced revenue streams, causing the Company's efficiency ratio to improve to 51.06% in 1997 compared to 53.76% in 1996.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995
==========================================================================

The statements in this Annual Report which are not historical fact are forward looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the Company's ability to execute its plan to address the Y2K issue and the ability of third parties to effectively address their Y2K issues, the impact of competitive products and pricing, and other risks detailed in the Company's Securities and Exchange Commission filings.